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TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on February 9, 2006

Registration No. 333-129277

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 6
TO

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MORGANS HOTEL GROUP CO.
(Exact Name of Registrant as Specified in Its Charter)

DELAWARE (State or Other Jurisdiction of Incorporation or Organization)	7011 (Primary Standard Industrial Classification Code Number)	16-1736884 (IRS Employer Identification Number)
475 Tenth Avenue New York, New York 10018 (212) 277-4100 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)
Richard Szymanski
Chief Financial Officer
Morgans Hotel Group Co.
475 Tenth Avenue
New York, New York 10018
(212) 277-4100
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
ROBERT W. DOWNES Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000 (212) 558-3588 (Telecopy)	ANDREW J. PITTS Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000 (212) 474-3700 (Telecopy)

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS (Subject to Completion)

Issued February 6, 2006

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

18,000,000 Shares

Common Stock

        Morgans Hotel Group Co. is offering 15,000,000 shares of its common stock, and the selling stockholders are offering 3,000,000 shares of common stock. We intend to contribute our net proceeds from this offering to Morgans Group LLC in exchange for a managing membership interest. Morgans Group LLC is the operating company through which we will own our hotel properties. At the completion of this offering, we will own a 97.1% managing membership interest in Morgans Group LLC. We will not receive any proceeds from the sale of shares by the selling stockholders. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $19.00 and $21.00 per share.

        Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "MHGC".

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 15.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Us	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

        We have granted the underwriters the right to purchase up to an additional 2,700,000 shares of common stock to cover over-allotments.

        The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares to purchasers on February     , 2006.

Morgan Stanley	Merrill Lynch & Co.

Citigroup
Banc of America Securities LLC
Thomas Weisel Partners LLC
Jefferies & Company
JMP Securities

The date of this prospectus is February       , 2006

MORGANS HOTEL GROUP

MORGANS ROYALTON HUDSON DELANO THE SHORE CLUB MONDRIAN CLIFT ST MARTINS LANE SANDERSON

Note: Morgans Hotel Group operates The Shore Club under a management contract and owns a minority ownership interest of approximately 7%, operates Clift under a long-term lease, which is treated as a sale-leaseback financing, owns and operates St Martins Lane and Sanderson through Morgans Hotel Group Europe Limited, a 50/50 joint venture with Burford Hotels Limited.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.

        Until                        , 2006 (25 days after commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        This prospectus includes trademarks of Morgans Hotel Group Co. and its affiliates. This prospectus also refers to trade names and trademarks of other entities. All rights are reserved. The mention of such trade names and trademarks in this prospectus is made with due recognition of the rights of these entities and without any intent to misappropriate such names or marks. All other trade names and trademarks appearing in the registration statement are the property of their respective owners.

i

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. You should carefully read the entire prospectus, including "Risk Factors" and our financial statements and notes to those statements, before making a decision to invest in our common stock.

        As used in this prospectus, references to the "Morgans Group", the "Company", "we", "us" and "our" are to Morgans Hotel Group Co. and, except as the context otherwise requires, its consolidated subsidiaries, including Morgans Group LLC and its consolidated subsidiaries. References to the "operating company" are to Morgans Group LLC and, except as the context otherwise requires, its consolidated subsidiaries. All references to "NorthStar" are to NorthStar Partnership, L.P. Except as the context otherwise requires, all descriptions of our business in this prospectus give effect to the transactions described under "Formation and Structuring Transactions".

Morgans Hotel Group Co.

Our Company

        We are a fully integrated hospitality company that operates, owns, acquires and redevelops boutique hotels in gateway cities and select resort markets in the United States and Europe. We are widely credited with establishing and defining the rapidly expanding boutique hotel sector. Over our 21-year history, we have gained experience operating in a variety of market conditions. We own or partially own and manage a portfolio of nine luxury hotel properties in New York, Miami, Los Angeles, San Francisco and London comprising over 2,500 rooms. Each of our owned hotels was acquired and renovated by the Morgans Group and was designed by a world-renowned designer.

        Unlike traditional brand-managed or franchised hotels, boutique hotels provide their guests with what we believe is a distinctive lodging experience. Each of our hotels has a personality specifically tailored to reflect the local market environment and features modern, sophisticated design that includes critically acclaimed public spaces; popular "destination" bars and restaurants; and highly personalized service. Significant media attention has been devoted to our hotels which we believe is a result of their distinctive nature, renowned design, dynamic and exciting atmosphere, celebrity guests and high profile events. We believe that the Morgans Group brand, and each of our individual property brands, are synonymous with style, innovation and service. We believe this combination of lodging and social experiences, and association with our brands, increases our occupancy levels and pricing power.

        In addition to our current portfolio, we expect to operate, own, acquire, redevelop and develop new hotel properties that are consistent with our portfolio in major metropolitan cities and select resort markets in the United States, Europe and elsewhere. See "—Recent Developments" below for a discussion of our planned development of Delano Las Vegas and Mondrian Las Vegas through a 50/50 joint venture, our pending acquisition of James Hotel Scottsdale and our recently completed acquisition to expand Delano.

Summary of Hotel Properties

        Set forth below is a summary of certain information related to our hotel properties as of September 30, 2005, giving effect to the Formation and Structuring Transactions described below. For further information regarding our hotel properties, see "Our Business and Properties—Individual Property Information".

						Last Twelve Months Ending September 30, 2005 (LTM)(1)
Hotel		Year Opened	Interest Owned	Number of Rooms							Restaurants and Bars(5)
	City					ADR(2)		Occupancy(3)	RevPAR(4)
Morgans	New York	1984	100%	113		$281		85.0%	$239		Asia de Cuba Morgans Bar
Royalton	New York	1988	100%	169		$301		87.1%	$262		44 Lobby Bar Round Bar Library Table
Hudson	New York	2000	(6)	802	(6)	$234		85.0%	$199		Hudson Cafeteria Hudson Bar Private Park Library Bar Sky Terrace
Delano	Miami	1995	100%	194		$482		71.2%	$343		Blue Door Blue Sea Rose Bar
Mondrian	Los Angeles	1996	100%	237		$296		79.2%	$235		Asia de Cuba Seabar Skybar
Clift	San Francisco	2001	(7)	363		$216		69.8%	$151		Asia de Cuba Redwood Room Living Room
St. Martins Lane	London	1999	50%	204		$363	(8)	73.1%	$265	(8)	Asia de Cuba Light Bar Rum Bar
Sanderson	London	2000	50%	150		$436	(8)	70.4%	$307	(8)	Spoon Long Bar Purple Bar
Shore Club	Miami	2001	7%	307		$345		65.7%	$226		Nobu Ago Skybar Redroom Rumbar Sandbar
Total/Weighted Average				2,539		$294		77.2%	$227

(1)
LTM data represents the average monthly data over the twelve month period ending September 30, 2005.

(2)
Average daily rate, or ADR.

(3)
Average daily occupancy.

(4)
Revenue per available room, or RevPAR, is the product of ADR and average daily occupancy. RevPAR does not include food and beverage revenues or other hotel operations revenues such as telephone, parking and other guest services.

(5)
We operate the restaurants in Morgans, Hudson, Delano, Mondrian, Clift, Sanderson and St. Martins Lane as well as the bars in Delano, Sanderson and St. Martins Lane through a joint venture arrangement with Chodorow Ventures LLC in which we own a 50% ownership interest. See "Certain Relationships and Related Party Transactions—Joint Venture Agreements".

(6)
We own 100% of Hudson, which is part of a property that is structured as a condominium, in which Hudson constitutes 96% of the square footage of the entire building. Hudson has a total of 920 rooms, including 118 single room occupancies (SROs), of which 21 are vacant. SROs are single room dwelling units. Each SRO is for occupancy by a single eligible individual. The unit need not, but may, contain food preparation or sanitary facilities, or both. SROs remain from the prior ownership of the building and we are by statute required to maintain these long-term tenants, unless we get their consent, as long as they pay us their rent.

(7)
Clift is operated under a long term lease, which is accounted for as a financing.

(8)
The currency translation is based on an exchange rate of 1 British pound = 1.85 U.S. dollars, which is an average monthly exchange rate provided by www.oanda.com for the last twelve months ended September 30, 2005. The average monthly exchange rate provided by www.oanda.com for the year ended December 31, 2005 is 1 British pound = 1.82 U.S. dollars. The exchange rate provided by www.oanda.com on December 31, 2005 was 1 British pound = 1.72 U.S. dollars.

Competitive Advantages

        We believe we have significant competitive advantages relative to other industry participants.

  •
  Segment Creation and Leadership.    Our predecessor companies, founded in 1983, created what is often credited as the original "boutique" hotel and established what we believe was a new segment in the hospitality industry. The concepts we pioneered challenged previous hotel industry norms, for example, by including attention-grabbing design elements and sought-after restaurants and bars. Since 1983 we have continued to acquire, redevelop and operate hotels in response to a growing demand for interesting and distinctive hotels providing individualized service to increasingly sophisticated and style-conscious guests. We expanded domestically and internationally in both urban and resort markets, in several instances having a large influence on the improvement of a neighborhood.

  •
  Distinctive Lodging Experience.    The customer experience in our hotels is unlike that in most branded hotel chains. While a typical hotel chain offers a standard "box", our hotels are characterized by eclectic, leading-edge design, noteworthy public spaces, restaurants and bars (such as Asia de Cuba and Skybar), and outstanding personalized service.

  •
  Brand Strength and Awareness.    Our portfolio of brands includes an umbrella brand under which all of our properties operate, the Morgans Group; distinctive individual property brands, such as Delano, Mondrian, Hudson and Royalton; and restaurant and bar brands such as Asia de Cuba and Skybar. Our hotels generate significant media attention through their distinctive nature, renowned design, atmosphere, celebrity guests and high profile events.

  •
  Premier Locations in International Gateway Cities.    Our nine properties are centrally located in key gateway cities—New York, Miami, San Francisco, Los Angeles and London—which attract both business and leisure travelers. These markets generally offer superior demographics and multiple demand drivers, such as a high concentration of business activity and tourist points of interest. In addition, these markets have significant barriers to entry for new competitive supply, including scarcity of available land for new development and extensive regulatory requirements resulting in a longer development lead time and additional expense for new competitors. Within each of these cities, our hotels are strategically located to provide our guests with convenient access to major business, cultural and shopping districts.

  •
  Experienced Management Team and Extensive Infrastructure.    Our management team consists of a group of industry professionals with extensive experience in the disciplines necessary to operate and grow our business. As our business and asset base have expanded, we have created processes and systems supported by technology that we believe result in a state-of-the-art operating infrastructure with certain best-of-class proprietary systems. We believe the experience of our management team and quality of our systems provides us with the infrastructure necessary to maximize the performance of our existing portfolio and a platform to grow while maintaining quality.

Our Growth Strategy

        We intend to grow through our proven ability to replicate our model on an individualized but consistent basis across a growing hotel portfolio and by leveraging our portfolio of brands for expansion in both new and existing markets. See "—Recent Developments" below.

        We have enhanced our management team through new hires with a renewed focus on acquisitions and growth. We believe that our current management team and existing operating infrastructure provide us with the ability to successfully integrate assets into our portfolio as we grow and expand.

        We believe that with the establishment of a public market for our common stock, the significant reduction of our debt through this offering, and our entry into a new revolving credit facility, we will have the financial flexibility to capitalize on our internal and external growth opportunities.

  •
  Internal Growth

    Well Positioned to Benefit from Industry-wide Growth.    Our RevPAR growth has on average outperformed most other hotel companies and brands. In addition, most markets in which our hotels are located are materially outpacing broader industry averages, with three of our four U.S. markets amongst the fastest growing U.S. metropolitan statistical areas, or MSAs, for RevPAR growth. Moreover, RevPAR growth throughout our portfolio has exceeded all national chain scale segments, including the Luxury sector.

    Targeted Renovations and Expansions.    We have targeted and are pursuing a number of specific renovation and expansion projects throughout our portfolio that we believe will increase our appeal to our guests and generate increased revenue at our properties. We continuously evaluate alternative uses throughout our portfolio including residential conversion and other opportunities.

    Operational and Infrastructure Initiatives.    We implement state-of-the-art operational systems and apply best practices to maximize synergies at the portfolio level. Within the past few years, we have launched a number of operational and technology initiatives that are expected to result in revenue growth, significant improvements in our operating costs and efficiencies, an improved guest experience, and an enhanced ability to market to our customers' specific lodging needs.

  •
  External Growth

    Target Markets.    We intend to base our decisions to enter new markets on a number of criteria, with a focus on markets that attract affluent travelers who value a distinctive and sophisticated atmosphere and outstanding service. We believe Las Vegas and Scottsdale, where we have a planned development project and a pending acquisition, are examples of such markets. Consistent with our prior expansion activities, we will continue to seek to grow in markets with multiple demand drivers and high barriers to entry.

    Brand Extensions.    We believe that our existing brand portfolio has considerable development potential. Many of our brands, including hotel brands such as Delano, Mondrian, Hudson and Royalton, and restaurant and bar brands such as Asia de Cuba and Skybar, may be extended to other hotels, restaurants and bars in existing and new markets. For example, we intend to re-brand the James Hotel Scottsdale, described under "—Recent Developments—Purchase of James Hotel Scottsdale" below, as Mondrian Scottsdale.

    Flexible Business Model.    We intend to be flexible with respect to transaction structures and real estate requirements as we pursue acquisition, joint venture and other opportunities. As we pursue these opportunities, we will focus on our critical objectives of providing us with a meaningful percentage of any equity growth or a significant total dollar return on investment.

Recent Developments

        Planned Development of Delano Las Vegas and Mondrian Las Vegas.    On January 3, 2006, we entered into a limited liability company agreement with Echelon Resorts Corporation, a subsidiary of Boyd Gaming Corporation, through which we will develop, as 50/50 owners, Delano Las Vegas and Mondrian Las Vegas, which will be located within a new development on the Las Vegas Strip to be called Echelon Place. Boyd Gaming Corporation chose our Delano and Mondrian brands and our management team for this portion of Echelon Place over our competitors, and has agreed that we will be responsible for the design, development, construction and management of Delano Las Vegas and Mondrian Las Vegas, both of which we expect to open in 2010.

        Delano Las Vegas is expected to include 600 guest rooms and suites and feature a nightclub, spa, lobby bar and restaurant, and a private pool and recreation area. Mondrian Las Vegas is expected to include 1,000 guest rooms and suites and feature a distinctive bar and restaurant, meeting and conference space, and a private pool and recreation area. We believe that these planned hotels are representative of our external growth strategy, by expanding into one of our target markets in an extension of both our Delano and Mondrian brands through a 50/50 joint venture.

        Echelon Place is the planned redevelopment of the 63-acre Las Vegas Strip property on which the Stardust Resort & Casino is currently located. In addition to Delano Las Vegas and Mondrian Las Vegas, Echelon Place is expected to include the Echelon Resort, with approximately 3,300 guest rooms and suites, The Shangri-La Las Vegas Hotel, with approximately 400 guest rooms and suites, the Las Vegas ExpoCenter at Echelon Place, over 350,000 square feet of shopping, dining, nightlife and cultural space within the Retail Promenade, and a 140,000 square foot casino.

        After certain milestones in the joint venture development process have been met, we will contribute approximately $97.5 million in cash and Echelon Resorts Corporation will contribute approximately 6.5 acres of land to the joint venture. We expect these contributions to be completed in 2007, with approximately $15.0 million to $17.5 million of our contribution to occur prior thereto during 2006 and the first quarter of 2007 as a part of pre-development. All further contributions will be made pro rata, although we and Echelon Resorts Corporation may be individually responsible for certain cost overruns. In addition, we and Echelon Resorts Corporation will jointly seek to arrange non-recourse project financing for the development of Delano Las Vegas and Mondrian Las Vegas.

        Purchase of James Hotel Scottsdale.    On December 21, 2005, we agreed to acquire the James Hotel Scottsdale for approximately $47.5 million in cash, including an approximate initial 10% deposit paid at the time of signing of the purchase agreement. The James Hotel Scottsdale is a 194-room boutique hotel located in Scottsdale, Arizona. The purchase is scheduled to close in April 2006, after completion of this offering. We expect to initially finance the remainder of the purchase price out of the net proceeds of this offering, cash from operations or borrowings under our new revolving credit facility described below. Any initial financing may be replaced with permanent mortgage financing in the future.

        We believe we can use our competitive advantages described above to improve the performance of this hotel property. Specifically, we intend to:

  •
  re-brand this hotel property as Mondrian Scottsdale and pursue synergies with our existing hotel, Mondrian Los Angeles;

  •
  renovate this hotel property, to create our distinctive lodging experience for a first quarter 2007 re-opening; and

  •
  replace the existing operating structure with our experienced management team and extensive infrastructure.

        Extension of Delano.    On January 24, 2006, we acquired the property across Collins Avenue from Delano for approximately $14.3 million. We financed this purchase with cash from working capital and the issuance of a $10.0 million promissory note by us to the seller, which initially bears interest at 7%.

        We intend to convert this property to new guest rooms at Delano and additional guest facilities, including a new restaurant and a new bar. We believe that this purchase represents an attractive opportunity to pursue our internal growth strategy by taking advantage of our existing Delano brand to expand in one of our existing target markets.

        There can be no assurances that any of these uncompleted transactions will be completed on the schedule or on the terms described above, if at all. In addition, there are risks associated with acquiring and developing or redeveloping hotels, as described below under "Risk Factors—Our strategy to acquire and develop or redevelop hotels creates timing, financing, operational and other risks that may adversely affect our business and operations".

Formation and Structuring Transactions

        Immediately prior to the completion of this offering, we and certain other entities will enter into a series of transactions to create our new corporate structure. For financial reporting purposes, these transactions will be accounted for as transfers between entities under common control. See "Formation and Structuring Transactions—Accounting Treatment" on page 45. We call these transactions our "Formation and Structuring Transactions".

        As part of the Formation and Structuring Transactions, prior to the initial public offering of our common stock:

  •
  Morgans Hotel Group LLC will contribute substantially all of its assets, except for cash balances at Morgans Hotel Group LLC, including approximately $9.5 million in cash distributed to Morgans Hotel Group LLC by its subsidiaries immediately prior to the contribution of those subsidiaries to Morgans Group LLC, certain residual interests in properties previously sold or otherwise transferred and no longer operated, and its interest in Morgans Hotel Group Management LLC, which we refer to as MHG Management Company, to Morgans Group LLC, which at that time will be a subsidiary of Morgans Hotel Group LLC, for no consideration.

  •
  Morgans Hotel Group LLC will distribute its retained cash and all of the membership units in Morgans Group LLC held by it to its members and certain other persons with rights under participation agreements, which we call collectively the Morgans Hotel Group Investors.

  •
  Thereafter, Morgans Hotel Group LLC will contribute all of the membership interests in MHG Management Company to Morgans Group LLC in return for membership units in Morgans Group LLC exchangeable for shares of Morgans Hotel Group Co. common stock with a value based on the offering price equal to $20.0 million.

    The transfer of the membership interests in MHG Management Company is being conducted separately after the contribution of the hotel properties so that in the first instance, before consideration is received for MHG Management Company, all of the membership units in Morgans

    Group LLC held by Morgans Hotel Group LLC can be distributed to the Morgans Hotel Group Investors and subsequently exchanged for shares of our common stock, and in the second instance, a fixed number of membership units (reflecting management's estimate of the fair market value of MHG Management Company based on a number of valuation factors, including historical operating results and earnings, an evaluation of existing management contracts, ability to incur indebtedness and operating and earning potential) can be retained by Morgans Hotel Group LLC and not exchanged for shares of our common stock. MHG Management Company will continue to manage hotel properties we own after the completion of the Formation and Structuring Transactions.

  •
  Certain of the Morgans Hotel Group Investors, including NorthStar and RSA Associates, L.P., or RSA Associates, will then exchange their membership units in Morgans Group LLC with us for an equal number of shares of our common stock.

        Thereafter, we will complete the initial public offering of our common stock and contribute the net proceeds to Morgans Group LLC in exchange for a number of membership units equal to the number of shares issued, which will represent a 43.5% managing membership interest in Morgans Group LLC or, if the underwriters fully exercise their option to purchase additional shares, a 47.6% managing membership interest. A portion of the proceeds of the offering will be paid to a subsidiary of NorthStar in redemption of the preferred equity interest in our subsidiary, Clift Holdings LLC. In addition, NorthStar will distribute all of our common stock that it owns to its partners, some of whom, along with RSA Associates (which we collectively refer to as the selling stockholders), will in turn offer those shares in this offering. At the completion of this offering and the related transactions, we will own a 97.1% (97.3% if the underwriters fully exercise their option to purchase additional shares) managing membership interest in Morgans Group LLC.

        These transactions, along with diagrams showing the ownership of our properties before and after these transactions, are described more fully on pages 39-45 under "Formation and Structuring Transactions".

        As a result of these transactions:

  •
  NorthStar will receive approximately $36.0 million in cash, including approximately $11.4 million in redemption of the preferred equity interest in our subsidiary Clift Holdings LLC, and own approximately 2,840,000 shares of our common stock (with a value of approximately $57.0 million based on the mid-point of the offering price range), including approximately 840,000 Morgans Group LLC membership units held by Morgans Hotel Group LLC, representing an 8.2% ownership interest in our company (7.6% if the underwriters exercise their option to purchase additional shares in full), assuming that all Morgans Group LLC membership units held by Morgans Hotel Group LLC are distributed to the Morgans Hotel Group Investors and exchanged for shares of our common stock;

  •
  A wholly-owned subsidiary of NorthStar Capital Investment Corp. will receive approximately $34.8 million in cash as a selling stockholder (assuming shares of our common stock are sold in this offering at the mid-point of the offering price range), and expects to use substantially all of that cash to repay indebtedness assumed by it from NorthStar in connection with NorthStar's distribution of shares of our common stock to its partners;

  •
  NorthStar Capital Investment Corp., or NCIC, the general partner of NorthStar, will beneficially own approximately 8,175,000 shares of our common stock (with a value of approximately $163.5 million based on the mid-point of the offering price range), not including shares of our common stock owned by NorthStar or Morgans Group LLC membership units held by Morgans Hotel Group LLC, which may be distributed to its members, including NorthStar, and exchanged for shares of our common stock, representing a 24.4% ownership interest in our company (22.6% if the underwriters exercise their option to purchase additional shares in full);

  •
  RSA Associates will receive approximately $19.5 million in cash (including approximately $8.4 million in cash as a selling stockholder, assuming shares of our common stock are sold in this offering at the mid-point of the offering price range), and approximately 2,467,000 shares of our common stock (with a value of approximately $49.3 million based on the mid-point of the offering price range), including approximately 148,000 Morgans Group LLC membership units held by Morgans Hotel Group LLC, representing a 7.2% ownership interest in our company (6.6% if the underwriters exercise their option to purchase additional shares in full), assuming that all Morgans Group LLC membership units held by Morgans Hotel Group LLC are distributed to the Morgans Hotel Group Investors and exchanged for shares of our common stock;

  •
  W. Edward Scheetz, our President and Chief Executive Officer and also both a stockholder of NCIC and a limited partner of NorthStar, will receive approximately $3.1 million in cash as a selling stockholder (assuming shares of our common stock are sold in this offering at the mid-point of the offering price range), and expects to use substantially all of that cash to repay indebtedness assumed by him from NorthStar in connection with NorthStar's distribution of shares of our common stock to its partners;

  •
  Mr. Scheetz will beneficially own approximately 734,000 shares of our common stock (with a value of approximately $14.7 million based on the mid-point of the offering price range), not including Morgans Group LLC membership units held by Morgans Hotel Group LLC, which may be distributed to its members, including NorthStar, and exchanged for shares of our common stock;

  •
  David T. Hamamoto, our Chairman and also both a stockholder of NCIC and a limited partner of NorthStar, will receive approximately $3.1 million in cash as a selling stockholder (assuming shares of our common stock are sold in this offering at the mid-point of the offering price range), and expects to use substantially all of that cash to repay indebtedness assumed by him from NorthStar in connection with NorthStar's distribution of shares of our common stock to its partners;

  •
  Mr. Hamamoto will beneficially own approximately 734,000 shares of our common stock (with a value of approximately $14.7 million based on the mid-point of the offering price range), not including Morgans Group LLC membership units held by Morgans Hotel Group LLC, which may be distributed to its members, including NorthStar, and exchanged for shares of our common stock;

  •
  Marc Gordon, our Chief Investment Officer and Executive Vice President of Capital Markets and also both a stockholder of NCIC and a limited partner of NorthStar, will receive approximately $0.1 million in cash as a selling stockholder (assuming shares of our common stock are sold in this offering at the mid-point of the offering price range), and expects to use substantially all of that cash to repay indebtedness assumed by him from NorthStar in connection with NorthStar's distribution of shares of our common stock to its partners;

  •
  Mr. Gordon will beneficially own approximately 32,000 shares of our common stock (with a value of approximately $0.6 million based on the mid-point of the offering price range), not including Morgans Group LLC membership units held by Morgans Hotel Group LLC, which may be distributed to its members, including NorthStar, and exchanged for shares of our common stock;

  •
  Although they will not receive any cash distributions from NorthStar, Messrs. Scheetz, Hamamoto and Gordon, as stockholders of NCIC and limited partners of NorthStar, along with the other stockholders of NCIC and partners in NorthStar, will also indirectly benefit from the cash payments received by NorthStar from the distributions and payments made by Morgans Hotel Group LLC out of its retained cash and the redemption of the preferred equity interests in our subsidiary, Clift Holdings LLC, which NorthStar will use to repay existing obligations to nonpartners.

        NorthStar and RSA Associates and their partners receiving shares of our common stock, including Messrs. Scheetz, Hamamoto and Gordon, will be entitled to registration rights with respect to the shares they receive, including the shares they receive upon exchange of Morgans Group LLC membership units for shares of common stock. See "Certain Relationships and Related Party Transactions".

        After giving effect to the Formation and Structuring Transactions:

  •
  we will be the managing member of and own approximately 97.1% of the membership interests in Morgans Group LLC (the remaining membership interests in Morgans Group LLC will be owned by Morgans Hotel Group LLC and will be exchangeable for our common stock);

  •
  Morgans Group LLC will own the hotel properties owned by Morgans Hotel Group LLC prior to the offering;

  •
  the hotel properties will continue to be managed by MHG Management Company, which will be a wholly-owned subsidiary of Morgans Group LLC; and

  •
  Morgans Group LLC will become the joint venture partner in the restaurant joint venture.

        The diagram below sets forth a simplified presentation of our corporate structure immediately following the Formation and Structuring Transactions and this offering:

(1)
NorthStar Partnership, L.P. and its partners, including NCIC, will beneficially own approximately 14.0 million shares of our common stock, including shares issuable upon exchange of approximately 840,000 Morgans Group LLC membership units held by Morgans Hotel Group LLC (to be renamed Residual Hotel Interest LLC).

(2)
Percentage ownership interests in Morgans Hotel Group Co. assume that all Morgans Group LLC membership units owned by Residual Hotel Interest LLC, including the units in Morgans Group LLC held by Residual Hotel Interest LLC with a value based on the offering price equal to $20.0 million that were received in return for the contribution of MHG Management Company, are distributed to its members and exchanged by us for our common stock.

(3)
Following the completion of the transactions described above, Morgans Hotel Group LLC intends to change its name to Residual Hotel Interest LLC.

(4)
Other Interests consist primarily of residual interests in properties previously sold or otherwise transferred and no longer operated.

RISK FACTORS

        Investing in our common stock involves substantial risks. See "Risk Factors" beginning on page 15. You should carefully consider the information in the "Risk Factors" section and all other information included in this prospectus before investing in our common stock, including:

  •
  we have incurred substantial losses and have a significant net deficit, and we expect that our net losses will continue and remain substantial for the foreseeable future, which may reduce our ability to raise capital;

  •
  as of September 30, 2005, we had approximately $659.9 million of outstanding indebtedness, approximately 88% of which is variable rate debt that has been effectively capped through interest rate swap transactions to create a maximum fixed rate through June 2007, which may harm our financial position and cash flow if interest rates increase;

  •
  our organizational documents do not limit the amount of indebtedness that we may incur; if we increase our leverage, the resulting increase in debt service could adversely affect our ability to make payments on our indebtedness and harm our business and operations;

  •
  we may experience conflicts of interest with certain of our directors and officers and significant stockholders, including with respect to competition over the acquisition or disposition of hotel properties and the timing of the sale of particular properties due to the tax consequences of those sales;

  •
  we did not obtain independent third-party appraisals, valuations or fairness opinions in connection with the Formation and Structuring Transactions and, thus, the value of the membership units in Morgans Group LLC owned by Morgans Hotel Group LLC as a result of the Formation and Structuring Transactions or the value of the shares that we issue with respect to the contribution of our initial properties may exceed the fair market value of the hotels. Further, because the number of membership units in Morgans Group LLC owned by Morgans Hotel Group LLC as a result of the Formation and Structuring Transactions or the number of shares of our common stock that we issue is fixed, the value of the consideration that members receiving Morgans Group LLC membership units or stockholders, including NorthStar, receiving shares of our common stock in the Formation and Structuring Transactions will own following our Formation and Structuring Transactions will increase if our common stock price increases; and

  •
  the departure of our founder and certain members of our development and design teams could have an adverse effect on our ability to manage our business and implement our growth strategies.

        We were incorporated in Delaware in October 2005. Our corporate offices are located at 475 Tenth Avenue, New York, New York 10018. Our telephone number is (212) 277-4100. Our web site address is www.morganshotelgroup.com. The information on, or accessible through, our web site is not part of this prospectus.

THE OFFERING

Common stock offered by us	15,000,000 shares
Common stock offered by the selling stockholders	3,000,000 shares
Common stock to be outstanding after this offering	33,500,000 shares(1)
Over-allotment option	2,700,000 shares
Use of proceeds
We estimate that our proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $275.0 million. We will contribute the net proceeds of the offering to Morgans Group LLC in exchange for a number of membership units in Morgans Group LLC equal to the number of shares issued. Morgans Group LLC intends to use the net proceeds in the manner described in "Use of Proceeds". We will not receive any proceeds from the sale of shares by the selling stockholders.
Dividend policy	We do not currently intend to pay any dividends on our common stock. We plan to retain any earnings to fund the development and growth of our business. See "Dividend Policy".
Nasdaq National Market symbol	"MHGC"

(1)
Does not include the 1,000,000 membership interests of our operating company (that are exchangeable for shares of our common stock on a one-for-one basis) issued to Morgans Hotel Group LLC in return for its contribution of MHG Management Company to our operating company.

        Unless otherwise indicated, all information in this prospectus assumes the underwriters do not exercise their over allotment option and, unless otherwise indicated, references to the number of shares of common stock to be outstanding after the completion of this offering do not include:

  •
  1,000,000 membership units that will be outstanding after this offering and exchangeable for            shares of our common stock on a one-for-one basis; and

  •
  3,500,000 shares of our common stock reserved for grants under our 2006 Omnibus Stock Incentive Plan and our Annual Bonus Plan. Upon consummation of this offering, we will make grants of LTIP units or membership units in our operating company equivalent to up to $18.0 million worth of shares of our common stock.

SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

        The following table presents summary historical financial and operating data for our predecessor, which comprises the subsidiaries and ownership interests that will be contributed as part of the Formation and Structuring Transactions from Morgans Hotel Group LLC to our operating company. See "Formation and Structuring Transactions" beginning on page 39. The following combined statements of operations data for the years ended December 31, 2004, 2003 and 2002 and the combined balance sheet data as of December 31, 2004 and 2003 are derived from our predecessor's audited combined financial statements which are included elsewhere in this prospectus. The following combined statement of operations data for the nine months ended September 30, 2005 and 2004 and the combined balance sheet data as of September 30, 2005 have been derived from our predecessor's unaudited financial statements which, in the opinion of management, have been prepared on the same basis as the audited financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation. Results for the nine-month period ended September 30, 2005 are not necessarily indicative of results that may be expected for the entire year.

        The summary historical financial and operating data should be read in conjunction with our predecessor's audited combined financial statements and notes to the audited combined financial statements. You should read "Selected Historical Financial and Operating Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements and the accompanying notes included elsewhere in this prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003	2002
	(unaudited)
	(in thousands)
Statement of Operations Data:
Total hotel revenues	$183,448	$163,070	$225,567	$204,187	$200,849
Total revenues	190,246	169,406	234,398	210,643	204,925
Total hotel operating costs	120,277	111,553	153,961	143,522	142,136
Corporate expenses	12,379	12,595	15,375	13,994	9,530
Depreciation and amortization	20,295	20,608	27,348	28,503	28,256
Total operating costs and expenses	152,951	144,756	196,684	186,019	179,922
Operating income	37,295	24,650	37,714	24,624	25,003
Interest expense, net	59,458	51,780	67,173	57,293	42,248
Net income (loss)	$(29,146)	$(29,198)	$(31,595)	$(42,471)	$(23,845)
	As of September 30,		As of December 31,
	2005	2004	2004	2003	2002
	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$23,748	$9,888	$12,915	$3,728	$2,083
Restricted cash	29,661	17,960	19,269	14,979	11,892
Property and equipment, net	430,527	450,967	446,811	468,676	492,804
Total assets	623,627	621,136	612,683	616,722	629,102
Mortgage notes payable	579,194	532,000	473,000	541,043	543,631
Financing and capital lease obligations	80,747	6,750	77,951	6,849	6,236
Total debt	659,941	538,750	550,951	547,892	549,867
Net assets (deficit)	$(95,083)	$2,056	$4,165	$(17,422)	$15,014

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003	2002
	(unaudited)
	(in thousands, except operating data)
Other Financial Data:
EBITDA(1)	$62,077	$53,278	$76,591	$55,172	$57,185
Adjusted EBITDA(2)	58,071	46,936	67,994	54,586	57,828
Adjusted Debt(3) (at end of period)	672,767	574,630	577,583	585,983	582,437
Capital expenditures	3,535	3,254	5,236	4,250	9,854
Selected Operating Data:(4)
Occupancy %	78.0%	73.3%	73.7%	68.0%	62.2%
Average Daily Rate (ADR)	$290	$266	$277	$252	$250
Revenue per Available Room (RevPAR)	$226	$195	$205	$171	$155

(1)
We believe that earnings before interest, income taxes, depreciation and amortization (EBITDA) is a useful financial metric to assess our operating performance before the impact of investing and financing transactions and income taxes. It also facilitates comparison between us and our competitors. Given the significant investments that we have made in the past in property, plant and equipment, depreciation and amortization expense comprises a meaningful portion of our cost structure. We believe that EBITDA will provide investors with a useful tool for assessing the comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures.

The use of EBITDA and Adjusted EBITDA has certain limitations. Our presentation of EBITDA and Adjusted EBITDA may be different from the presentation used by other companies and therefore comparability may be limited. Depreciation expense for various long-term assets, interest expense, income taxes and other items have been and will be incurred and are not reflected in the presentation of EBITDA or Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, EBITDA and Adjusted EBITDA do not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation, interest and income tax expense, capital expenditures and other items both in our reconciliations to the GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance. The term EBITDA is not defined under accounting principles generally accepted in the United States, or U.S. GAAP, and EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. In addition, EBITDA is impacted by reorganization of businesses and other restructuring-related charges. When assessing our operating performance, you should not consider this data in isolation, or as a substitute for, our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as we do. A reconciliation of net income (loss), the most directly comparable U.S. GAAP measure, to EBITDA and Adjusted EBITDA for each of the respective periods indicated is as follows:

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003	2002
	(unaudited)
	(in thousands)
Net income (loss)	$(29,146)	$(29,198)	$(31,595)	$(42,471)	$(23,845)
Interest expense, net	59,458	51,780	67,173	57,293	42,248
Income tax expense	574	603	827	652	576
Depreciation and amortization expense	20,295	20,608	27,348	28,503	28,256
Proportionate share of interest expense from unconsolidated joint ventures	6,478	5,858	7,694	7,080	6,408
Proportionate share of depreciation expense from unconsolidated joint ventures	4,785	4,122	5,754	4,707	4,190
Proportionate share of depreciation expense of minority interests in consolidated joint ventures	(367)	(495)	(610)	(592)	(648)

EBITDA	$62,077	$53,278	$76,591	$55,172	$57,185

Other non-operating (income) expense	(1,298)	(3,985)	(5,482)	2,077	(534)
Less: EBlTDA from Clift	(2,708)	(2,357)	(3,115)	(2,663)	1,177

Adjusted EBITDA	$58,071	$46,936	$67,994	$54,586	$57,828

(2)
We disclose Adjusted EBITDA because we believe it provides a meaningful comparison to our EBITDA as it excludes other non-operating (income) expenses that do not relate to the on-going performance of our assets and excludes the operating performance of assets in which we do not have a fee simple ownership interest.

We exclude from Adjusted EBITDA the following:

  •
  other non-operating (income) expenses such as gains and losses on dispositions and asset restructurings, costs of abandoned development projects and financings, gains and losses on early extinguishment of debt and other items that relate to the financing and investing activities of our assets and do not relate to the on-going operating performance of our assets.

  •
  the EBITDA related to Clift, which is operated pursuant to a non-recourse leasehold interest, to more accurately reflect the operating performance of assets in which we have a fee simple ownership interest.

(3)
We disclose Adjusted Debt because we believe it provides a more meaningful comparison to our Adjusted EBITDA and is a useful tool to assess the value of our company.

We exclude from Adjusted Debt the following:

  •
  the capitalized lease obligation related to Clift, which is operated pursuant to a non-recourse leasehold interest, to more accurately reflect the debt of assets in which the Company has a fee simple ownership interest or a proportionate share of a fee simple ownership interest and to conform to our Adjusted EBITDA presentation.

The lease became effective in October 2004. For comparability purposes, we have excluded the debt associated with the hotel for all periods presented.

We include in Adjusted Debt the following:

  •
  our proportionate share of debt of unconsolidated joint ventures which are accounted for under the equity method of accounting and therefore excluded from Total debt.

We believe this more accurately reflects the debt associated with the assets in which we have a fee simple ownership interest or a proportionate share of a fee simple ownership interest. A reconciliation of Adjusted Debt to Total debt is set forth below.

	As of September 30,		As of December 31,
	2005	2004	2004	2003	2002
	(unaudited)
	(in thousands)
Total debt	$659,941	$538,750	$550,951	$547,892	$549,867
Clift debt	(74,169)	(57,000)	(71,255)	(57,000)	(57,000)
Proportionate share of debt of unconsolidated joint ventures	86,995	92,880	97,887	95,091	89,570

Adjusted Debt	$672,767	$574,630	$577,583	$585,983	$582,437

(4)
Includes information for the six consolidated and three unconsolidated hotels.

RISK FACTORS

        An investment in our common stock involves substantial risks. You should consider the material risks discussed in this section in addition to the other information contained in this prospectus before making your investment decision. If any of the risks described below actually occurs, our business, financial condition or results of operations could be adversely affected. In that event, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business

Boutique hotels are a highly competitive segment of the hospitality industry, which is generally subject to greater volatility than other segments of the industry. As a result, if we are unable to compete effectively or an economic slowdown occurs, our business and operations will be adversely affected by declines in our average daily room rates or occupancy.

        We compete in the boutique hotel segment of the hospitality industry. This segment is highly competitive, is closely linked to economic conditions and is more susceptible to changes in economic conditions than other segments of the hospitality industry. The boutique hotel segment's sensitivity to economic conditions is likely to persist for the foreseeable future. Competition within the boutique hotel segment is also likely to increase in the future. Economic downturns will, among other things, lead to a decrease in our revenues and intense competition may lead to a loss of market share by our hotels, and as a result, our business and operations may be adversely affected.

        Competitive factors in the hospitality industry include name recognition, quality of service, convenience of location, quality of the property, pricing, and range and quality of food services and amenities offered. Market perception that we no longer provide innovative property concepts and designs would adversely affect our ability to compete effectively. If we are unable to compete effectively, we would lose market share, which could adversely affect our business and operations.

        All of our properties are located in areas where there are numerous competitors, many of whom have substantially greater resources than us. In addition, new hotels may be constructed in the areas in which our properties are located, possibly without corresponding increases in demand for hotel rooms. New or existing competitors could offer significantly lower rates or more convenient locations, services or amenities or significantly expand, improve or introduce new service offerings in markets in which our hotels compete, thereby posing a greater competitive threat than at present. The resulting lower revenues to us could adversely affect our business and operations.

        The performance of the hospitality industry, and the boutique hotel segment in particular, has traditionally been closely linked with the general economy. Furthermore, the boutique hotel segment is more susceptible to changes in economic conditions than other segments of the hospitality industry. In an economic downturn, boutique hotels such as ours may be more susceptible to a decrease in revenues, as compared to hotels in other segments that have lower room rates. This characteristic may result from the fact that our hotels generally target business and high-end leisure travelers. In periods of economic difficulties, business and high-end leisure travelers may seek to reduce travel costs by limiting travel or otherwise generally reducing the costs of their trips. In periods of weak demand, profitability is negatively affected by the relatively high fixed costs of operating hotels such as ours, when compared to other classes of hotels. If an economic slowdown occurs, this could result in declines in average daily room rates or occupancy or both and thereby have a material adverse effect on our business and operations.

Our success depends on the value of our name, image and brand, and if demand for our hotels and their features decreases or the value of our name, image or brand diminishes, our business and operations would be adversely affected.

        Our success depends, to a large extent, on our ability to shape and stimulate consumer tastes and demands by producing and maintaining innovative, attractive, and exciting properties and services, as well as our ability to remain competitive in the areas of design and quality. There can be no assurance that we will be successful in this regard or that we will be able to anticipate and react to changing consumer tastes and demands in a timely manner.

        Furthermore, a high media profile is an integral part of our ability to shape and stimulate demand for our hotels with our target customers. A key aspect of our marketing strategy is to focus on attracting media coverage. If we fail to attract that media coverage, we may need to substantially increase our advertising and marketing costs, which would adversely affect our results of operations. In addition, other types of marketing tools, such as traditional advertising and marketing, may not be successful in attracting our target customers.

        Our business would be adversely affected if our public image or reputation were to be diminished. Our brand names and trademarks are integral to our marketing efforts. If the value of our name, image or brands were diminished, our business and operations would be adversely affected.

Any failure to protect our trademarks could have a negative impact on the value of our brand names and adversely affect our business.

        We believe our trademarks are critical to our success. We rely on trademark laws to protect our proprietary rights. The success of our business depends in part upon our continued ability to use our trademarks to increase brand awareness and further develop our brand in both domestic and international markets. Monitoring the unauthorized use of our intellectual property is difficult. Litigation has been and may continue to be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Litigation of this type could result in substantial costs and diversion of resources, may result in counterclaims or other claims against us and could significantly harm our results of operations. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. From time to time, we apply to have certain trademarks registered. There is no guarantee that such trademark registrations will be granted. We cannot assure you that all of the steps we have taken to protect our trademarks in the United States and foreign countries will be adequate to prevent imitation of our trademarks by others. The unauthorized reproduction of our trademarks could diminish the value of our brand and its market acceptance, competitive advantages or goodwill, which could adversely affect our business.

We may have disputes with, or be sued by, third parties for infringement or misappropriation of their proprietary rights, which could have a negative impact on our business.

        Other parties may assert trademark, copyright or other intellectual property rights that are important to our business. We cannot assure you that others will not seek to block our use of certain marks or seek monetary damages or other remedies for the prior use of our brand names or other intellectual property or the sale of our products or services as a violation of their trademark, copyright or other proprietary rights. Defending any claims, even claims without merit, could divert our management's attention, be time-consuming, result in costly settlements, litigation or restrictions on our business and damage our reputation.

        In addition, there may be prior registrations or use of trademarks in the United States or foreign countries for similar or competing marks or other proprietary rights of which we are not aware. In all such countries it may be possible for any third-party owner of a national trademark registration or other proprietary right to enjoin or limit our expansion into those countries or to seek damages for our use of such intellectual property in such countries. In the event a claim against us were successful and we could not obtain a license to the relevant intellectual property or redesign or rename our products or operations to avoid infringement, our business, financial condition or results of operations could be harmed. Securing registrations does not fully insulate us against intellectual property claims, as another party may have rights superior to our registration or our registration may be vulnerable to attack on various grounds.

Our hotels are geographically concentrated in a limited number of cities and, accordingly, we could be disproportionately harmed by an economic downturn in these cities or a disaster, such as a terrorist attack.

        The concentration of our hotels in a limited number of cities exposes us to greater risk to local economic, business and other conditions than more geographically diversified hotel companies. Morgans, Royalton and Hudson, located in Manhattan, represent approximately 43% of our guest rooms and approximately $107.2 million, or 46%, of our combined revenues for the year ended December 31, 2004. Like other hotel markets, the Manhattan hotel market has experienced economic slowdowns in the past, including in the late 1980s, early 1990s and the most recent slowdown, which began in October 2000 and was exacerbated by the terrorist attacks of September 11, 2001. A decline in the Manhattan hotel market, in particular, due to a downturn in regional or local economic or business conditions or another terrorist attack or similar disaster would adversely affect occupancy rates and financial performance of our New York hotels and our overall results of operations.

        In addition, certain of out hotels are located in markets that are more susceptible to natural disasters than others, which could adversely affect those hotels, the local economies, or both. Specifically, the Miami area, where Delano and Shore Club are located, is susceptible to hurricanes and California, where Mondrian and Clift are located, is susceptible to earthquakes. A variety of factors affecting the local markets in which our hotels operate, including such natural disasters, could have a material adverse affect on our business and operations.

The threat of terrorism has adversely affected the hospitality industry generally and these adverse effects may continue or worsen.

        The threat of terrorism has caused, and may in the future cause, a significant decrease in hotel occupancy and average daily room rates due to disruptions in business and leisure travel patterns and concerns about travel safety. The attacks of September 11, 2001 had a dramatic adverse impact on business and leisure travel and RevPAR. Hotels in major metropolitan areas, such as New York and London that represent approximately 57% of our guest rooms, were adversely affected due to concerns about travel safety and a significant overall decrease in the amount of air travel, particularly transient business travel, which includes the corporate and premium business segments that generally pay the highest average room rates. The possibility of future attacks may hamper business and leisure travel patterns and, accordingly, the performance of our business and our operations.

We are exposed to the risks of a global market which could hinder our ability to maintain and expand our international operations.

        We have properties in the United States and the United Kingdom and may expand to other international markets. The success and profitability of any future international operations are subject to numerous risks and uncertainties, many of which are outside of our control, such as:

  •
  political or economic instability;

  •
  changes in governmental regulation;

  •
  trade restrictions;

  •
  foreign currency controls;

  •
  difficulties and costs of staffing and managing operations in certain foreign countries;

  •
  work stoppages or other changes in labor conditions;

  •
  taxes;

  •
  payments terms; and

  •
  seasonal reductions in business activity in some parts of the world.

        Furthermore, changes in policies and/or laws of the United States or foreign governments resulting in, among other things, higher taxation, currency conversion limitations or the expropriation of private enterprises could reduce the anticipated benefits of our international operations. Any actions by countries in which we conduct business to reverse policies that encourage foreign trade could adversely affect our business relationships and gross profit. In addition, we may be restricted in moving or repatriating funds attributable to our international properties without the approval of foreign governmental authorities or courts. For example, because of our historical net losses in our United Kingdom operations, any funds repatriated from the United Kingdom are considered a return of capital and require court approval. These limitations could have a material adverse effect on our business and results of operations.

        Establishing operations in any foreign country or region presents risks such as those described above, as well as risks specific to the particular country or region. We may not be able to maintain and expand our international operations successfully, and as a result, our business operations could be adversely affected.

We have incurred substantial losses and have a significant net deficit, and we expect that our net losses will continue and remain substantial for the foreseeable future, which may reduce our ability to raise capital.

        We reported net losses of $27.2 million, $23.8 million, $42.5 million and $31.6 million for the years ended December 31, 2001, 2002, 2003 and 2004, respectively, and $29.1 million for the nine months ended September 30, 2005. We had a net deficit of $95.1 million as of September 30, 2005. Our net losses primarily reflect our high interest expense and depreciation and amortization charges, which we expect will continue to be significant. We believe that our net losses may continue and remain substantial for the foreseeable future. Our continuing net losses may limit our ability to raise needed financing, or to do so on favorable terms.

The hotel business is capital intensive; financing the rising cost of capital improvements and increasing operating expenses could reduce our cash flow and adversely affect our financial performance.

        Our hotel properties have an ongoing need for renovations and other capital improvements to remain competitive, including replacement, from time to time, of furniture, fixtures and equipment. To compete effectively, we will need to make capital expenditures to maintain our innovative property concepts and designs. In addition, we will need to make capital expenditures to comply with applicable laws and regulations. For the year ended December 31, 2004, we spent approximately $5.2 million for capital improvements related to our hotels and we expect to undertake more capital improvement projects in the future. We may not be able to fund capital improvements solely from cash provided from our operating activities. If not, we will need to rely upon the availability of debt or equity capital.

        In addition, renovations and other capital improvements to our hotels may be expensive and may require us to close all or a portion of the hotels to customers during such renovations, affecting occupancy and ADR. These capital improvements may give rise to the following additional risks, among others:

  •
  construction cost overruns and delays;

  •
  uncertainties as to market demand or a loss of market demand after capital improvements have begun;

  •
  disruption in service and room availability causing reduced demand, occupancy and rates; and

  •
  possible environmental problems.

        As a result, capital improvement projects may increase our expenses and reduce our cash flows and our revenues. If capital expenditures exceed our expectations, this excess would have an adverse effect on our available cash.

We have high fixed costs, including property taxes and insurance costs, which we may be unable to adjust in a timely manner in response to a reduction in revenues. In addition, our property taxes have increased in recent years and we expect those increases to continue.

        The costs associated with owning and operating hotels are significant, some of which may not be altered in a timely manner in response to changes in demand for services, and failure to adjust our expenses may adversely affect our business and operations. For example, pursuant to the terms of our agreements with the labor unions for our New York City and San Francisco hotels, we may not unilaterally reduce the wages of the employees subject to these agreements, and are restricted in the manner in which we may layoff or schedule employees.

        Property taxes and insurance costs are a significant part of our operating expenses. In recent years, our real property taxes have increased and we expect those increases to continue. Our real property taxes may increase as property tax rates change and as the values of properties are assessed and reassessed by taxing authorities. In addition, our real property tax rates will increase as property tax abatements expire. For example, the property tax abatement applicable to Hudson phases out over a 5-year period beginning in 2008. Our real estate taxes do not depend on our revenues, and generally we could not reduce them other than by disposing of our real estate assets.

        Insurance premiums for the hospitality industry have increased significantly since 2002, and continued escalation may result in our inability to obtain adequate insurance at acceptable premium rates. A continuation of this trend would appreciably increase the operating expenses of our hotels. If we do not obtain adequate insurance, to the extent that any of the events not covered by an insurance policy materialize, our financial condition may be materially adversely affected.

        In the future, our properties may be subject to increases in real estate and other tax rates, utility costs, operating expenses, insurance costs, repairs and maintenance and administrative expenses, which could reduce our cash flow and adversely affect our financial performance. If our revenues decline and we are unable to reduce our expenses in a timely manner, our results of operations could be adversely affected.

Our strategy to acquire and develop or redevelop hotels creates timing, financing, operational and other risks that may adversely affect our business and operations.

        We intend to acquire and develop or redevelop hotel properties as suitable opportunities arise. See "Prospectus Summary—Recent Developments" for a discussion of our planned development of Delano Las Vegas and Mondrian Las Vegas through a 50/50 joint venture, our pending acquisition of James Hotel Scottsdale and our recently completed acquisition to expand Delano. The acquisition, development and redevelopment of hotel properties involve a number of risks. We cannot assure you that any development or redevelopment project will be completed on time or within budget. Our inability to complete a project on time or within budget may adversely affect our operating results and financial performance.

        Acquisitions, development or redevelopment of hotel properties, including the development of Delano Las Vegas and Mondrian Las Vegas, the renovation of James Hotel Scottsdale and the conversion of the Delano extension to guest rooms and guest facilities, will require significant capital expenditures. We will not be able to fund acquisitions solely from cash provided from our operating activities. Consequently, we will rely upon the availability of debt or equity capital to fund hotel acquisitions and development or redevelopment. Our ability to grow through acquisitions, development or redevelopment of hotels will be limited if we cannot obtain satisfactory debt or equity financing, which will depend on, among other things, market conditions. Neither our charter nor our by-laws limits the amount of debt that we can incur. However, we cannot assure you that we will be able to obtain additional equity or debt financing or that we will be able to obtain such financing on favorable terms.

We may not be able to successfully compete for additional hotel properties.

        We may not be successful in identifying or completing acquisitions that are consistent with our strategy. We compete with institutional pension funds, private equity investors, REITs, owner-operators of hotels and others who are engaged in real estate investment activities for the acquisition of hotels, which may or may not have similar investment objectives as we do. In addition, competition for suitable investment properties may increase in the future. Some competitors may have substantially greater financial resources than we do and, as such, will be able to accept more risk than we can prudently manage. These competitors may limit the number of suitable investment opportunities for us by driving up the price we must pay for real property or other assets we seek to acquire. In addition, our potential acquisition targets may find our competitors to be more attractive suitors because they may have greater resources, be willing to pay more, have a more compatible operating philosophy, or better relationships with hotel franchisors, seller or lenders.

        Even if we are able to successfully identify and acquire other hotel properties, acquisitions may not yield the returns we expect and, if financed using our equity capital, may be dilutive. We also may incur significant costs and divert management attention in connection with evaluating and negotiating potential acquisitions, including ones that we are subsequently unable to complete. We may underestimate the costs necessary to bring an acquired property up to the standards established for its intended market position or the costs to integrate an acquired hotel property with our existing operations. Significant costs of acquisitions could materially impact our operating results, including costs of uncompleted acquisitions as they would generally be expensed in the time period during which they are incurred.

Integration of new hotels may be difficult and may adversely affect our business and operations.

        The success of any acquisition or development project will depend, in part, on our ability to realize the anticipated benefits from integrating acquired hotels with our existing operations. For instance, we may develop or acquire new hotels in geographic areas in which our management may have little or no operating experience and in which potential customers may not be familiar with our existing hotels, name, image or brands. Our recently announced development project for Delano Las Vegas and Mondrian Las Vegas and our acquisition of James Hotel Scottsdale, which we intend to re-brand as Mondrian Scottsdale, are in new cities where we currently do not own hotel properties. These hotels may attract fewer customers than our existing hotels, while at the same time, we may incur substantial additional costs with these new hotel properties. As a result, the results of operations at new hotel properties may be inferior to those of our existing hotels. None of our individual hotel brands is currently used for more than one hotel. Extension of those brands may jeopardize what we believe are the distinct reputations of our existing properties. Unanticipated expenses and insufficient demand at a new hotel property, therefore, could adversely affect our business. Our success in realizing anticipated benefits and the timing of this realization depend upon the successful integration of the operations of the acquired hotel. This integration is a complex, costly and time-consuming process. The difficulties of combining acquired properties with our existing operations include, among others:

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  coordinating sales, distribution and marketing functions;

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  integrating information systems;

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  preserving the important licensing, distribution, marketing, customer, labor, and other relationships of the acquired hotel;

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  costs relating to the opening, operation and promotion of new hotel properties that are substantially greater than those incurred in other areas; and

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  converting hotels to our brand.

        We may not accomplish the integration of acquired hotels smoothly or successfully. The diversion of the attention of our management from our existing operations to integration efforts and any difficulties encountered in combining operations could prevent us from realizing the anticipated benefits from the acquisition and could adversely affect our business and operations.

The use of joint ventures, over which we may not have full control, for hotel acquisitions could prevent us from achieving our objectives.

        We may acquire, develop or redevelop hotel properties through joint ventures with third parties. Joint venturers often share control over the operation of the joint venture assets.

        We have recently entered into a 50/50 joint venture with Boyd Gaming Corporation to develop Delano Las Vegas and Mondrian Las Vegas. Although we will be responsible for the operation and management of Delano Las Vegas and Mondrian Las Vegas under the terms of a management agreement, we do not have a controlling interest in the joint venture and specified major decisions will require joint approval. If agreement is not reached, the parties will continue construction and development in accordance with the then existing plans. Once non-recourse project financing has been obtained, we have agreed to make a contribution to the joint venture in an amount necessary to have our total contribution at such time equal approximately $97.5 million in cash. If the joint venture is unsuccessful in obtaining that financing by June 30, 2008, the joint venture will be dissolved and, although we will not be required to complete our $97.5 million cash contribution, we may not be able to recover between $15.0 million and $17.5 million of contributions for pre-development costs. We are also individually responsible for cost overruns for development costs associated with Delano Las Vegas and Mondrian Las Vegas.

        Our joint venture partners might have economic or business objectives that are inconsistent with our objectives. Our joint venture partners could go bankrupt, leaving us liable for their share of joint venture liabilities. Although we generally will seek to maintain sufficient control of any joint venture to permit our objectives to be achieved, we might not be able to take action without the approval of our joint venture partners. Also, our joint venture partners could take actions binding on the joint venture without our consent. Accordingly, the use of joint ventures could prevent us from achieving our objectives.

        The terms of our joint venture agreements may limit our business opportunities. For example, our joint venture with Boyd Gaming Corporation to develop Delano Las Vegas and Mondrian Las Vegas prevents us from acquiring, developing, owning or operating any other hotels in Las Vegas until five years after the date when both the Delano Las Vegas and Mondrian Las Vegas are opened to the public.

We have substantial debt, a majority of which is variable rate debt, and we may incur additional indebtedness, which may negatively affect our business and financial results.

        As of September 30, 2005, we had approximately $659.9 million of outstanding indebtedness, including $80.7 million of capitalized lease obligations. On a pro forma basis, giving effect to the transactions being completed in connection with the Formation and Structuring Transactions and this offering and the application of the proceeds thereof, as described under "Use of Proceeds", we would have had $445.7 million of outstanding indebtedness as of September 30, 2005. Approximately $579.2 million of our existing debt ($365.0 million on the pro forma basis described above) bears interest at a variable rate that has been effectively capped through interest rate swap transactions to create a maximum fixed rate through June 2007. Increases in interest rates on our existing variable rate indebtedness could increase our interest expense, which could harm our cash flow. Our indebtedness and the covenants applicable to our indebtedness are described under "Mortgage and Other Indebtedness Outstanding After This Offering".

        Our substantial debt may negatively affect our business and operations, including:

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  requiring us to use a substantial portion of our funds from operations to make required payments on principal and interest, which will reduce funds available for operations and capital expenditures, future business opportunities and other purposes;

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  making us more vulnerable to economic and industry downturns and reducing our flexibility in responding to changing business and economic conditions;

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  limiting our ability to borrow more money for operations, capital or to finance acquisitions in the future; and

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  requiring us to dispose of properties in order to make required payments of interest and principal.

        In connection with the Formation and Structuring Transactions, we will assume our operating company's guarantee of the full $80.0 million principal amount of the MHG Management Company secured term loan facility that is expected to contain financial and operating covenants, including interest coverage and leverage ratios and other limitations on our ability to sell all or substantially all of our assets and engage in mergers, consolidations and certain acquisitions. Failure to meet these covenants could result from, among other things, changes in our results of operations, the incurrence of debt or changes in general economic conditions. These covenants may restrict our ability to engage in transactions that we believe would otherwise be in the best interests of our stockholders. Failure to comply with any of these covenants could result in a default under one or more of our other debt instruments. This could cause one or more of our lenders to accelerate the timing of payments on their respective indebtedness, which could harm our business and operations.

        Some of our existing notes payable contain limitations on our ability to incur additional debt on specific properties, as well as financial covenants relating to the performance of those properties. If these covenants restrict us from engaging in activities that we believe would benefit those properties, our growth may be limited. If we fail to comply with these covenants, we will need to obtain consents or waivers from compliance with these covenants, which may take time or cause us to incur additional expenses, or we may be required to prepay the debt containing the restrictive covenants.

        A majority of our debt is secured by first deeds of trust on our properties. If we were to default on our secured debt in the future, the loss of property securing the debt would harm our ability to satisfy other obligations. Using our properties as collateral increases our risk of property losses because defaults on indebtedness secured by properties may result in foreclosure and ultimately our loss of the property that secures any loans for which we are in default. For tax purposes, a foreclosure on any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure but would not receive any cash proceeds. In addition, because of various cross-default provisions in our debt, our default under some of our mortgage debt obligations may result in a default on our other indebtedness. If this occurs, our business and operations would be materially adversely affected.

        One of our operating subsidiaries previously sought Chapter 11 bankruptcy protection. In August 2003, Clift Holdings LLC, a wholly owned subsidiary which we refer to as Clift Holdings, filed for Chapter 11 bankruptcy protection. Clift Holdings owned Clift. It emerged from Chapter 11 protection in October 2004 after entering into a sale-leaseback transaction. Clift Holdings is the primary obligor, in an amount of approximately $3.4 million as of September 30, 2005, with respect to the pre-petition creditors. Upon consummation of the Formation and Structuring Transactions, this obligation will be guaranteed by Morgans Group LLC.

        We also would incur additional debt in connection with any future acquisitions. For example, we are issuing a $10.0 million promissory note to the seller of the property for our Delano extension in connection with that acquisition. We may, in some instances, borrow under a revolving credit facility, which we intend to obtain immediately after the consummation of this offering, or borrow other funds to acquire properties. In addition, we may incur further mortgage debt by obtaining loans secured by the properties we acquire.

        Our working capital and liquidity reserves may not be adequate to cover all of our cash needs and we may have to obtain additional debt financing. Sufficient financing may not be available or, if available, may not be available on terms acceptable to us. Additional borrowings for working capital purposes will increase our interest expense, and therefore may harm our business and operations.

        Our organizational documents do not limit the amount of indebtedness that we may incur. If we increase our leverage, the resulting increase in debt service could adversely affect our ability to make payments on our indebtedness and harm our business and operations.

We anticipate that we will refinance our indebtedness from time to time to repay our debt, and our inability to refinance on favorable terms, or at all, could harm our business and operations.

        Since we anticipate that our internally generated cash will be inadequate to repay our indebtedness prior to maturity, we expect that we will be required to repay debt from time to time through refinancings of our indebtedness and/or offerings of equity or debt. The amount of our existing indebtedness may harm our ability to repay our debt through refinancings. If we are unable to refinance our indebtedness on acceptable terms, or at all, we might be forced to sell one or more of our properties on disadvantageous terms, which might result in losses to us. We have placed mortgages on our hotel properties to secure our indebtedness. To the extent we cannot meet our debt service obligations, we risk losing some or all of those properties to foreclosures. If prevailing interest rates or other factors at the time of any refinancing result in higher interest rates on any refinancing, our interest expense would increase, which would harm our business and operations.

The revolving credit facility we intend to enter into in connection with this offering will likely contain financial covenants that limit our operations and could lead to adverse consequences if we fail to comply.

        The revolving credit facility we intend to enter into in connection with this offering will provide up to $125.0 million of revolving borrowing availability and is likely to contain financial and operating covenants, including interest coverage and leverage ratios and other limitations on our ability to sell all or substantially all of our assets, pay dividends on our common stock and engage in mergers, consolidations and certain acquisitions. Failure to meet these financial covenants could result from, among other things, changes in our results of operations, the incurrence of debt or changes in general economic conditions. These covenants may restrict our ability to engage in transactions that we believe would otherwise be in the best interests of our stockholders. Failure to comply with any of the covenants could result in a default under one or more of our other debt instruments. This could cause one or more of our lenders to accelerate the timing of payments on their respective indebtedness, which could harm our business and operations.

        Although we expect to enter into the revolving credit facility prior to the consummation of the offering, obtaining a revolving credit facility is not a condition to the offering. If we do not obtain a revolving credit facility, we will be required to fund our short-term liquidity requirements solely from the operations of our hotels and our working capital, which could impair our ability to maintain our properties or react to business opportunities.

Our hedging strategies may not be successful in mitigating our risks associated with interest rates.

        We use various derivative financial instruments to provide a level of protection against interest rate risks, but no hedging strategy can protect us completely. When interest rates change, we may be required to record a gain or loss on those derivatives that we currently hold. Our hedging activities may include entering into interest rate swaps, caps and floors and options to purchase these items. We currently use interest rate caps to manage our interest rate risks related to our variable rate indebtedness; however, our actual hedging decisions will be determined in light of the facts and circumstances existing at the time and may differ from our currently anticipated hedging strategy. We cannot assure you that our hedging strategy and the derivatives that we use will adequately offset the risk of interest rate volatility or that our hedging transactions will not result in losses, and such losses could harm our results of operations, financial condition and business prospects.

Our operations are sensitive to currency exchange risks, and we cannot predict the impact of future exchange-rate fluctuations on our business and operating results.

        Our operations are sensitive to currency exchange risks. Changes in exchange rates between foreign currencies and the U.S. dollar may adversely affect our operating results. For example, all else being equal, a weaker U.S. dollar will promote international tourism in our domestic markets. As foreign currencies appreciate against the U.S. dollar it becomes less expensive, in terms of those appreciating foreign currencies, to pay for our U.S. hotel services. Conversely, all else being equal, an appreciating U.S. dollar could affect demand for our U.S. hotel services. We cannot predict the impact of future exchange-rate fluctuations on our business and operations.

Our management has limited experience managing a public company.

        Until recently, our management team has operated our business as a privately owned limited liability company and has limited experience managing a publicly owned company. We continue to develop control systems and procedures adequate to support a public company and this transition could place a significant strain on our management systems, infrastructure, overhead and other resources. Given our recent organization and our management's experience, you will be unable to fully evaluate our management's public company abilities.

As a result of this offering, we will be subject to financial reporting and other requirements for which our accounting, internal audit and other management systems and resources may not be adequately prepared.

        As a result of this offering, we will become subject to reporting and other obligations under the Securities Exchange Act of 1934, including the requirements of Section 404 of the Sarbanes-Oxley Act. Section 404 requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. These reporting and other obligations will place significant demands on our management, administrative, operational, internal audit and accounting resources and will cause us to incur significant expenses that we did not incur as a private company. We anticipate that we will need to upgrade our systems; implement additional financial and management controls, reporting systems and procedures; expand our internal audit function; and hire additional accounting, internal audit and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, operating results and stock price.

We are a holding company with no operations.

        We are a holding company and conduct all of our operations through our subsidiaries. We do not have, apart from our ownership of Morgans Group LLC, any independent operations. As a result and although we have no current plan to do so, we will rely on dividends and other payments or distributions from Morgans Group LLC and our other subsidiaries to pay dividends on our common stock. We will also rely on dividends and other payments or distributions from Morgans Group LLC and our other subsidiaries to meet our debt service and other obligations. The ability of Morgans Group LLC and our other subsidiaries to pay dividends or make other payments or distributions to us will depend on Morgans Group LLC's operating results.

        In addition, because we are a holding company, your claims as stockholders will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of our subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our subsidiaries will be able to satisfy the claims of our stockholders only after all of our and our subsidiaries' liabilities and obligations have been paid in full.

        All of our businesses are held through our direct subsidiary, Morgans Group LLC. After giving effect to this offering, other than with respect to membership units held by Morgans Hotel Group LLC valued at $20.0 million based on the offering price and membership units issued as part of our employee compensation plans, we will own all the outstanding membership units of Morgans Group LLC. We may, in connection with acquisitions or otherwise, issue additional membership units of Morgans Group LLC in the future. Such issuances would reduce our ownership of Morgans Group LLC. Because you will not directly own Morgans Group LLC units, you will not have any voting rights with respect to any such issuances or other corporate level activities of Morgans Group LLC.

We depend on our key personnel for the future success of our business and the loss of one or more of our key personnel could have an adverse effect on our ability to manage our business and implement our growth strategies, or could be negatively perceived in the capital markets.

        Our future success and our ability to manage future growth depend, in large part, upon the efforts and continued service of our senior management team who has substantial experience in the hospitality industry. Our President and Chief Executive Officer, W. Edward Scheetz, and our Chairman, David Hamamoto, have been actively involved in the acquisition and ownership of hotel assets and are actively engaged in our management. Messrs. Scheetz and Hamamoto substantially determine our strategic direction, especially with regard to operational, financing, acquisition and disposition activity. The departure of either of them could have a material adverse effect on our business and operations.

        It could be difficult for us to find replacements for our key personnel, as competition for such personnel is intense. The loss of services of one or more members of our senior management team could have an adverse effect on our ability to manage our business and implement our growth strategies. Further, such a loss could be negatively perceived in the capital markets, which could reduce the market value of our securities.

The recent departure of our founder and certain members of our development and design teams could have an adverse effect on our ability to manage our business and implement our growth strategies.

        On June 24, 2005, Ian Schrager, our then Chairman, President and Chief Executive Officer, resigned. Ian Schrager founded our predecessor company in 1983 and was involved with all aspects of our business. We retained Ian Schrager's services as a consultant, at our election, through December 31, 2007. None of our agreements with Ian Schrager, however, restrict his ability to compete with us. Certain members of our development and design team who recently departed were closely involved in the acquisition, development and design of our portfolio of hotel properties. We cannot assure you that the loss of Ian Schrager and other employees in our development and design teams will not have an adverse effect on our ability to manage our business and implement our growth strategies.

We depend on Jeffrey Chodorow for the management of our restaurants and certain of our bars.

        The restaurants in Morgans, Hudson, Delano, Mondrian, Clift, Sanderson and St. Martins Lane as well as the bars in Delano, Sanderson and St. Martins Lane are owned and managed through several joint venture operations with restaurateur Jeffrey Chodorow pursuant to a master agreement between our subsidiaries and Chodorow Ventures LLC. If any of the risks outlined below materialize, our results of operations may be adversely affected. The joint ventures involve risks not otherwise present in our business, including:

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  the risk that Mr. Chodorow or Chodorow Ventures LLC has economic or other interests or goals that are inconsistent with our interests and goals and that he may not take, or may veto, actions which may be in our best interests;

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  the risk that a joint venture entity or Chodorow Ventures LLC may default on its obligations under the agreement or the leases with our hotels, or not renew those leases when they expire, and therefore we may not continue to receive its services;

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  the risk that disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business;

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  the risk that we may in certain circumstances be liable for the actions of our third party partners or co-venturers; and

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  the risk that Chodorow Ventures LLC may become bankrupt and will be unable to continue to provide services to us.

Because land underlying Sanderson is subject to a ground lease, Clift is leased pursuant to a 99-year lease and a portion of Hudson is the lease of a condominium interest, we are subject to the risk that these leases could be terminated and could cause us to lose the ability to operate these hotels.

        Our rights to use the land underlying Sanderson in London are based upon our interest under a long-term ground lease. Our rights to operate Clift in San Francisco are based upon our interest under a 99-year lease. In addition, a portion of Hudson in New York is a condominium interest that is leased to us. Pursuant to the terms of the leases for these hotels, we are required to pay all rent due and comply with all other lessee obligations under the leases. Any transfer, including a pledge, of our interest in a lease may require the consent of the applicable lessor and its lenders. As a result, we may not be able to sell, assign, transfer or convey our lessee's interest in any hotel subject to a lease in the future absent consent of such third parties even if such transactions may be in the best interest of our stockholders.

        The lessor may require us, at the expiration or termination of the lease to surrender or remove any improvements, alterations or additions to the land or hotel at our own expense. The leases also generally require us to restore the premises following a casualty or taking and to apply in a specified manner any proceeds received in connection therewith. We may have to restore the premises if a material casualty, such as a fire or an act of God, occurs; the cost of which may exceed any available insurance proceeds.

        The termination of any of these leases could cause us to lose the ability to continue operating these hotels, which would materially affect our business and results of operations.

We are party to numerous contracts and operating agreements, certain of which limit our activities through restrictive covenants or consent rights. Violation of those covenants or failure to receive consents could lead to termination of those contracts or operating agreements.

        We are party to numerous contracts and operating agreements, many of which are integral to our business operations. Certain of those contracts and operating agreements, including our joint venture agreements, require that we obtain the consent of the other party or parties before taking certain actions and/or contain restrictive covenants that could affect the manner in which we conduct our business. Our failure to comply with restrictive covenants or failure to obtain consents, including actions by our predecessor prior to this offering, could provide the beneficiaries of those covenants or consents with the right to terminate the relevant contract or operating agreement or seek damages against us. If those claims relate to agreements that are integral to our operations, any termination could have a material adverse effect on our results of operations or financial condition.

We are currently involved in litigation regarding our management of Shore Club. This litigation may harm our business or reputation and defense of this litigation may divert management resources from the operations of our business.

        In 2002, we invested in Shore Club and our management company, MHG Management Company, took over management of the property. The management agreement pursuant to which we manage Shore Club expires in 2022.

        On January 17, 2006, Phillips South Beach LLC filed a lawsuit in New York state court against MHG Management Company. The lawsuit alleges, among other things, (i) that MHG Management Company engaged in fraudulent or willful misconduct with respect to Shore Club entitling Phillips South Beach LLC to terminate the Shore Club management agreement without the payment of a termination fee to us, (ii) breach of fiduciary duty by MHG Management Company, (iii) tortious interference with business relations by redirecting guests and events from Shore Club to Delano, (iv) misuse of free and complimentary rooms at Shore Club, and (v) misappropriation of confidential business information. The allegations include that we took actions to benefit Delano at the expense of Shore Club, billed Shore Club for expenses that had already been billed by us as part of chain expenses, misused barter agreements to obtain benefits for our employees, and failed to collect certain rent and taxes from retail tenants. The lawsuit also asserts that we falsified or omitted information in monthly management reports related to the alleged actions. Messrs. Schrager, Scheetz and Hamamoto are also named as defendants in the lawsuit.

        The remedies sought by Phillips South Beach LLC include (a) termination of the management agreement without the payment of a termination fee to us, (b) recovery of all previously paid management fees, (c) a full accounting of all of the affairs of Shore Club from the inception of the management agreement, (d) at least $5.0 million in compensatory damages and (e) at least $10.0 million in punitive damages and attorneys fees.

        We have retained outside counsel and intend to challenge the litigation vigorously. Although we do not expect that the outcome of this litigation will have a material adverse effect on our financial condition, results of operations or liquidity, it may harm our business or reputation and defense of this litigation may divert management resources from the operations of our business.

Risks Related to the Hospitality Industry

In addition to the risks enumerated above, a number of factors, many of which are common to the hospitality industry and beyond our control, could affect our business, including the following:

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  increased threat of terrorism, terrorist events, airline strikes, natural disasters or other factors that may affect travel patterns and reduce the number of business and commercial travelers and tourists and other factors that may not be offset by increased room rates;

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  increased competition from other hotels in our markets;

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  new hotel supply in our markets, which could harm our occupancy levels and revenue at our hotels;

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  dependence on business and commercial travel, leisure travel and tourism;

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  increases in operating costs due to inflation, labor costs (including the impact of unionization), workers' compensation and health-care related costs, utility costs, insurance and unanticipated costs such as acts of nature and their consequences and other factors that may not be offset by increased room rates;

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  changes in interest rates and in the availability, cost and terms of debt financing;

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  changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;

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  adverse effects of international market conditions, which may diminish the desire for high-end leisure travel or the need for business travel, as well as national, regional and local economic and market conditions where our hotels operate and where our customers live; and

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  adverse effects of a downturn in the hospitality industry.

        These factors could harm our financial condition and results of operations.

Seasonal variations in revenue at our hotels can be expected to cause quarterly fluctuations in our revenues.

        The hospitality industry is seasonal in nature. This seasonality can be expected to cause quarterly fluctuations in our revenues. Our revenue is generally highest in the second and fourth quarters. Our quarterly earnings may also be adversely affected by factors outside our control, including weather conditions and poor economic factors. As a result, we may have to enter into short-term borrowings in certain quarters in order to offset these fluctuations in revenues.

The hospitality industry is heavily regulated, including with respect to food and alcohol sales, employee relations, construction and taxation. Failure to comply with regulatory requirements may result in an adverse effect on our business.

        Our failure to comply with regulatory requirements may result in an adverse effect on our business. Our various properties are subject to numerous laws, including those relating to the preparation and sale of food and beverages, including alcohol. We are also subject to laws governing our relationship with our employees in such areas as minimum wage and maximum working hours, overtime, working conditions, hiring and firing employees and work permits. Also, our ability to remodel, refurbish or add to our existing properties may be dependent upon our obtaining necessary building permits from local authorities. The failure to obtain any of these permits could adversely affect our ability to increase revenues and net income through capital improvements of our properties. In addition, we are subject to the numerous rules and regulations relating to state and federal taxation. Compliance with these rules and regulations requires significant management attention. Any failure to comply with all such rules and regulations could subject us to fines or audits by the applicable taxation authority.

The illiquidity of real estate investments and the lack of alternative uses of hotel properties could significantly limit our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

        Because real estate investments are relatively illiquid, our ability to promptly sell one or more of our properties in response to changing economic, financial and investment conditions is limited. We cannot predict whether we will be able to sell any property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property.

        Although we evaluate alternative uses throughout our portfolio, including residential conversion and other opportunities, hotel properties may not readily be converted to alternative uses. The conversion of a hotel to alternative uses would also generally require substantial capital expenditures and may not provide a more profitable return than the use of the hotel property prior to that conversion.

        We may be required to expend funds to correct defects or to make improvements before a property can be sold. We may not have funds available to correct those defects or to make those improvements and as a result our ability to sell the property would be limited. In acquiring a hotel, we may agree to lock-out provisions that materially restrict us from selling that hotel for a period of time or impose other restrictions on us. These factors and any others that would impede our ability to respond to adverse changes in the performance of our properties could significantly harm our financial condition and results of operations.

Uninsured and underinsured losses could adversely affect our financial condition and results of operations.

        We are responsible for insuring our hotel properties as well as for obtaining the appropriate insurance coverage to reasonably protect our interests in the ordinary course of business. Additionally, each of our leases and loans typically specifies that comprehensive insurance be maintained on each of our hotel properties, including liability, fire and extended coverage. There are certain types of losses, generally of a catastrophic nature, such as earthquakes and floods or terrorist acts, which may be uninsurable or not economically insurable, or may be subject to insurance coverage limitations, such as large deductibles or co-payments. We will use our discretion in determining amounts, coverage limits, deductibility provisions of insurance and the appropriateness of self-insuring, with a view to maintaining appropriate insurance coverage on our investments at a reasonable cost and on suitable terms. Uninsured and underinsured losses could harm our financial condition and results of operations. We could incur liabilities resulting from loss or injury to our hotels or to persons at our hotels. Claims, whether or not they have merit, could harm the reputation of a hotel or cause us to incur expenses to the extent of insurance deductibles or losses in excess of policy limitations, which could harm our results of operations.

        In the event of a catastrophic loss, our insurance coverage may not be sufficient to cover the full current market value or replacement cost of our lost investment. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. In the event of a significant loss, our deductible may be high and we may be required to pay for all such repairs and, as a consequence, it could materially adversely affect our financial condition. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate a hotel after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property.

        Since September 11, 2001, it has generally become more difficult and expensive to obtain property and casualty insurance, including coverage for terrorism. When our current insurance policies expire, we may encounter difficulty in obtaining or renewing property or casualty insurance on our properties at the same levels of coverage and under similar terms. Such insurance may be more limited and for some catastrophic risks (e.g., earthquake, hurricane, flood and terrorism) may not be generally available at current levels. Even if we are able to renew our policies or to obtain new policies at levels and with limitations consistent with our current policies, we cannot be sure that we will be able to obtain such insurance at premium rates that are commercially reasonable. If we were unable to obtain adequate insurance on our properties for certain risks, it could cause us to be in default under specific covenants on certain of our indebtedness or other contractual commitments that require us to maintain adequate insurance on our properties to protect against the risk of loss. If this were to occur, or if we were unable to obtain adequate insurance and our properties experienced damage which would otherwise have been covered by insurance, it could materially adversely affect our financial condition and the operations of our properties.

        In addition, insurance coverage for our hotel properties and for casualty losses does not customarily cover damages that are characterized as punitive or similar damages. As a result, any claims or legal proceedings, or settlement of any such claims or legal proceedings that result in damages that are characterized as punitive or similar damages may not be covered by our insurance. If these types of damages are substantial, our financial resources may be adversely affected.

Environmental and other governmental laws and regulations could increase our compliance costs and liabilities and adversely affect our financial condition and results of operations.

        Our hotel properties are subject to various Federal, state and local laws relating to the environment, fire and safety and access and use by disabled persons. Under these laws, courts and government agencies have the authority to require us, if we are the owner of a contaminated property, to clean up the property, even if we did not know of or were not responsible for the contamination. These laws also apply to persons who owned a property at the time it became contaminated. In addition to the costs of cleanup, environmental contamination can affect the value of a property and, therefore, an owner's ability to borrow funds using the property as collateral or to sell the property. Under such environmental laws, courts and government agencies also have the authority to require that a person who sent waste to a waste disposal facility, such as a landfill or an incinerator, to pay for the clean-up of that facility if it becomes contaminated and threatens human health or the environment.

        Furthermore, various court decisions have established that third parties may recover damages for injury caused by property contamination. For instance, a person exposed to asbestos while staying in or working at a hotel may seek to recover damages for injuries suffered. Additionally, some of these environmental laws restrict the use of a property or place conditions on various activities. For example, some laws require a business using chemicals (such as swimming pool chemicals at a hotel) to manage them carefully and to notify local officials that the chemicals are being used.

        We could be responsible for the types of costs discussed above. The costs to clean up a contaminated property, to defend against a claim, or to comply with environmental laws could be material and could reduce the funds available for distribution to our stockholders. Future laws or regulations may impose material environmental liabilities on us, or the current environmental condition of our hotel properties may be affected by the condition of the properties in the vicinity of our hotels (such as the presence of leaking underground storage tanks) or by third parties unrelated to us.

        Our hotel properties are also subject to the Americans with Disabilities Act of 1990, or the ADA. Under the ADA, all public accommodations must meet various Federal requirements related to access and use by disabled persons. Compliance with the ADA's requirements could require removal of access barriers and non-compliance could result in the U.S. government imposing fines or in private litigants' winning damages. If we are required to make substantial modifications to our hotels, whether to comply with the ADA or other changes in governmental rules and regulations, our financial condition and results of operations could be harmed. In addition, we are required to operate our hotel properties and laundry facilities in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and become applicable to our properties.

Our hotels may be faced with labor disputes or, upon expiration of the collective bargaining agreement, a strike, which would adversely affect the operation of our hotels.

        We rely heavily on our employees providing high-quality personal service at our hotels and any labor dispute or stoppage caused by poor relations with a labor union or the hotels' employees could adversely affect our ability to provide those services, which could reduce occupancy and room revenue, tarnish our reputation and hurt our results of operations. Most of our employees who work at Morgans, Royalton, Hudson and Clift are members of local labor unions. Our relationship with our employees or the union could deteriorate due to disputes relating to, among other things, wage or benefit levels or management responses to various economic and industry conditions. The collective bargaining agreement governing the terms of employment for employees working in our New York hotels is due to expire on June 30, 2006, and, although we have agreed to adopt any successor agreement and the union has agreed not to strike our hotels at the current agreement's expiration, if the agreement is terminated the union could engage in a strike or picketing against our New York hotels. Major San Francisco hotels are currently involved in a labor dispute with unions representing their employees. While to date that labor dispute has not involved Clift, the union could engage in a strike or picketing against San Francisco hotels including Clift especially if the dispute is not resolved.

Risks Related to Our Organization and Structure

We may experience conflicts of interest with significant stockholders and those stockholders may also exercise significant influence over our affairs.

        Our two largest stockholders, NorthStar Capital Investment Corp., which we refer to as NCIC, and RSA Associates, L.P., which we refer to as RSA Associates, will beneficially own at the completion of this offering approximately 30.4% and 6.9%, respectively, of the outstanding shares of our common stock, or if the underwriters' option is exercised in full, 28.1% and 6.4% respectively, of the outstanding shares of our common stock. We may experience conflicts of interest in connection with competition with NCIC and its affiliates and RSA Associates over the acquisition or disposition of hotel properties.

        Our President and Chief Executive Officer, W. Edward Scheetz, and our Chairman, David Hamamoto, are the Co-Chief Executive Officers of NCIC. In addition, Mr. Hamamoto is the President and Chief Executive Officer of Northstar Realty Finance Corp., an affiliate of Northstar. We expect that Mr. Scheetz will devote substantially all of his business time to the performance of his duties as our President and Chief Executive Officer and to be subject to a non-competition agreement and Mr. Hamamoto, as our Chairman, will devote an amount of time customary for the performance of his duties as Chairman. Messrs. Scheetz and Hamamoto's management obligations to NCIC and its affiliates may present them with conflicts of interest in making decisions and their time spent managing NCIC will reduce the time and effort they each spend managing us. Under Delaware corporate law, our officers and directors owe fiduciary duties to us and our stockholders. However, we have not instituted a formal plan or arrangement to address potential conflicts of interest that may arise among us, NCIC, RSA Associates and their respective affiliates.

        Some of our officers may also serve as directors or officers of NCIC and RSA Associates and may have conflicts of interest because they may own equity interests in NCIC, RSA Associates or their respective affiliates, or they may receive cash- or equity-based awards based on the performance of NCIC, RSA Associates or their respective affiliates, as the case may be.

        In addition, the shares of common stock owned by NCIC and RSA Associates constitute a significant portion of the votes needed to approve matters required to be submitted to our stockholders for approval, including decisions relating to the election of our board of directors, and the determination of our day-to-day corporate and management policies. The ownership interest in our company of our significant stockholders may discourage third parties from seeking to acquire control of our company which may adversely affect the market price of our common stock.

        If a third party acquires all or a controlling interest in NCIC, RSA Associates or their respective affiliates, that third party may be able to significantly influence us in the same manner that NCIC and RSA Associates are able to significantly influence us.

We may experience conflicts of interest with certain of our directors and officers and significant stockholders as a result of their tax positions.

        Messrs. Scheetz and Hamamoto and Marc Gordon, our Chief Investment Officer and Executive Vice President of Capital Markets, may suffer adverse tax consequences upon our sale of certain properties and may therefore have different objectives regarding the appropriate pricing and timing of a particular property's sale. At the completion of this offering, Morgans Hotel Group LLC will guarantee approximately $225.0 million of the indebtedness of subsidiaries of Morgans Group LLC and W. Edward Scheetz, David Hamamoto and Marc Gordon will agree to reimburse Morgans Hotel Group LLC for up to $98.3 million, $98.3 million and $7.0 million of its guarantee obligation, respectively. These guarantees and reimbursement undertakings are being provided so that Messrs. Scheetz, Hamamoto and Gordon will not realize taxable capital gains in connection with the Formation and Structuring Transactions in the amount that each has agreed to reimburse. The guarantees and reimbursement undertakings will be for a fixed term and be renewable at the option of the provider. Messrs. Scheetz, Hamamoto and Gordon may influence us to not sell or refinance certain properties, even if such sale or refinancing might be financially advantageous to our stockholders, in order for them to avoid realizing built-in gains that would be incurred once they ceased to agree to reimburse Morgans Hotel Group LLC for its guarantee of portions of our debt. Alternatively, to avoid realizing such built-in gains they may have to agree to additional reimbursements or guarantees involving additional financial risk.

        In addition, Messrs. Scheetz, Hamamoto and Gordon may be subject to tax on a disproportionately large amount of the built-in gain that would be realized upon the sale of certain properties. Messrs. Scheetz, Hamamoto and Gordon may therefore influence us to not sell certain properties, even if such sale might be financially advantageous to our stockholders, or to enter into tax deferred exchanges with the proceeds of such sales when such a reinvestment might not otherwise be in our best interest, as they may wish to avoid realization of their share of the built-in gains in those properties.

The negotiations involving our formation transactions were not conducted on an arm's-length basis, and the value of the equity interests in us that entities contributing assets will own following our formation transactions may exceed the fair market value of the assets we will acquire from them in those transactions.

        We did not obtain independent third-party appraisals, valuations or fairness opinions in connection with the Formation and Structuring Transactions. Messrs. Scheetz and Hamamoto in their capacities as co-Chief Executive Officers of NCIC, negotiated the terms of these transactions and, as such, these transactions were not negotiated on an arm's length basis. The value of the membership units in Morgans Group LLC owned by Morgans Hotel Group LLC as a result of the Formation and Structuring Transactions and the value of the shares of our common stock that we issue in the Formation and Structuring Transactions, which include the contribution of our initial properties, will increase in connection with any increase in the offering price of our shares in this offering, and will thereafter increase or decrease if our share price increases or decreases. As a result, the value of the equity that entities contributing assets, including NorthStar, will receive in the Formation and Structuring Transactions may exceed the fair market value of the assets we will acquire from them in those transactions.

Our basis in the hotels contributed to us will generally be substantially less than their fair market value which will decrease the amount of our depreciation deductions and increase the amount of recognized gain upon sale.

        Our hotels will be contributed to us in tax-free transactions. Accordingly, our basis in the assets that are contributed will not be adjusted in connection with this offering and will generally be substantially less than the fair market value of the contributed hotels as of the date of this offering. We also intend to generally use the "traditional" method for making allocations under Section 704(c) of the Internal Revenue Code as opposed to the "curative" or "remedial" method for making such allocations. Consequently, (i) our depreciation deductions with respect to our hotels will likely be substantially less than the depreciation deductions that would have been available to us had our tax basis been equal to the fair market value of the hotels as of the date of this offering and (ii) we may recognize gain upon the sale of an asset that is attributable to appreciation in the value of the asset that accrued prior to the date of this offering.

If there is a transfer of a controlling interest in our three New York City hotels, either as a result of this offering or subsequent sales of our common stock by NCIC or RSA Associates, we will be obligated to pay New York City and New York State transfer tax based on the value of our three New York hotels.

        If there is a transfer of a controlling interest in our three New York City hotels, New York City and New York State will assess a real property transfer tax that aggregates approximately 3% of the fair market value of those hotels. Under the applicable regulations, subject to certain exceptions, a transfer of a 50% or greater interest in our company, either as a result of this offering or as a result of this offering aggregated with sales by NCIC or RSA Associates, would constitute a sale of a controlling interest in our

New York City hotels, giving rise to a tax on the aggregate percentage interest transferred. We have agreed with NCIC and RSA Associates to pay any transfer tax resulting from sales of our common stock by them. So, for example, if public investors acquire 55% of our common stock as a result of this offering, including the offering by the selling stockholders, a transfer of a controlling interest in our company would result and a transfer tax would be payable by us to New York City and New York State based on the aggregate interest transferred and the fair market value of our New York City hotels at the time of the transfer. In addition, if, continuing the example, NCIC and RSA Associates subsequently transfer an additional 10% interest in our company, an additional transfer tax would be payable by us to New York City and New York State based on the aggregate interest subsequently transferred and the fair market value of our New York City hotels at the time of the transfer if the applicable rules aggregate that transaction with this offering.

        Based on the number of shares of our common stock that we and the selling stockholders are offering in this offering (and assuming no exercise of the underwriters' option to purchase additional shares), there will be a transfer of a 52.2% interest of our company, which will result in a transfer tax of approximately $4.4 million as a result of the offering. Based on the same number of shares offered and if the underwriters exercise their option to purchase additional shares in full, there will be a transfer of a 55.6% interest of our company, which will result in a transfer tax of approximately $4.7 million as a result of the offering. If we were to increase the number of shares of our common stock sold in this offering by 10% (assuming no change to or exercise of the underwriters' option to purchase additional shares), such shares of our common stock would represent an additional 2.0% interest of our company and an additional transfer tax of approximately $0.1 million would result. If selling stockholders were to increase the number of shares of our common stock sold in this offering by 10% (assuming no change to or exercise of the underwriters' option to purchase additional shares), such shares of our common stock would represent an additional 0.4% interest of our company and an additional transfer tax of less than $0.1 million would result. As described above, subsequent sales following this offering by NCIC or RSA Associates during a period in which those sales are aggregated with this offering could, if this offering does not result in a requirement to pay transfer tax, require us to pay the transfer tax, or, if the offering does result in a requirement to pay transfer tax, could require us to pay additional transfer tax, in each case based on the percentage of our ownership transferred and the fair market value of our New York City hotels at the time of the transfer.

        Because a transfer of a controlling interest will result from this offering, a provision for New York City and New York State transfer tax has been recorded in our pro forma financial statements included herein. See "Unaudited Pro Forma Financial Information".

Non-U.S. holders owning more than 5% of our common stock may be subject to U.S. federal income tax on gain recognized on the disposition of our common stock.

        Because of our significant U.S. real estate holdings, we believe that we are a "United States real property holding corporation" as defined under Section 897 of the Internal Revenue Code. As a result, any "non-U.S. holder" (as defined under "Material U.S. Federal Income Tax Considerations for Non-U.S. Holders") will be subject to U.S. federal income tax on gain recognized on a disposition of our common stock if such non-U.S. holder has held, directly or indirectly, 5% of our common stock at any time during the five-year period ending on the date of the disposition and such non-U.S. holder is not eligible for any treaty exemption.

Risks Relating to the Offering and Our Common Stock

The market price for our common stock after this offering may be lower than the offering price, and our stock price may be volatile.

        Prior to this offering, there has been no public market for the shares of our common stock. The initial public offering price was determined by negotiations between us and the selling shareholders on the one hand and the underwriters on the other. The price at which the shares of our common stock may sell in the public market after this offering may be lower than the price at which they are sold by the underwriters.

        The stock market in general has recently experienced extreme price fluctuations. Fluctuations in our stock price may not be correlated in a predictable way to our performance or operating results. Our stock price may fluctuate as a result of factors that are beyond our control or unrelated to our operating results. The following factors could cause the price of our common stock in the public market to fluctuate significantly from the price you will pay in this offering:

  •
  variations in our quarterly operating results;

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  changes in market valuations of companies in the hospitality industry;

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  fluctuations in stock market prices and volumes;

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  issuances of common stock or other securities in the future;

  •
  the addition or departure of key personnel;

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  announcements by us or our competitors of new properties; and

  •
  acquisitions or joint ventures.

        In the past, class action litigation has often been brought against companies following periods of volatility in the market price of those companies' common stock. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management's attention and company resources and could have a material adverse effect on our business, financial condition and operating results.

An exemption from the registration requirements of the Securities Act may not be available in the Formation and Structuring Transactions, which may give rise to rights of rescission.

        The offering and issuance of membership units in Morgans Group LLC and shares of our common stock in the Formation and Structuring Transactions has been structured as a private placement transaction that is exempt from the registration requirements of the Securities Act pursuant to the exemption afforded by Section 4(2) thereof and/or Regulation D promulgated thereunder.

        Under federal securities laws as interpreted by the Securities and Exchange Commission, an exemption from the registration requirements of the Securities Act may not be available for an otherwise valid private placement if that private placement is determined to be "integrated" with a registered public offering. Generally, a valid private placement will not be "integrated" with a registered public offering if the investors in the private placement have completed their investment decision with regard to the private placement before the initial filing of the registration statement for the registered offering and the definitive investment agreement executed prior to the initial filing of the registration statement is complete and encompasses all material terms.

        Because the Formation and Structuring Agreement, which is filed as an exhibit to the registration statement to which this prospectus forms a part and executed prior to the initial filing of the registration statement, did not specify the number of Morgans Group LLC membership units or shares of our common stock to be received by the parties to the Formation and Structuring Agreement, a question may arise under federal securities laws as to whether the investment decisions by those persons made prior to the initial filing of our registration statement were sufficiently definitive. If the investment decisions were not sufficiently definitive, a private placement exemption may not be available for the private placement made as part of the Formation and Structuring Transactions.

        Federal securities laws provide for a one-year rescission right for investors who purchase securities in an unregistered transaction for which the private offering or another exemption was not available. An investor successfully asserting a rescission right during the one-year time period has the right to require the issuer to repurchase the securities issued to the investor at the price paid by the investor for the securities. The aggregate value, based on the mid-point of the proposed range of the initial public offering price for our common stock, of all of the membership units of Morgans Group LLC and shares of common stock issued in the Formation and Structuring Transactions is approximately $390 million.

        In addition, we expect to avoid any possible liability or repurchase obligation arising out of the private placement of the shares of our common stock and membership units of Morgans Group LLC because each party to the Formation and Structuring Agreement has agreed that such party (i) waives and releases any claim against us and Morgans Group LLC arising out of or based on any aspect of the Formation and Structuring Transactions being not exempt from registration under federal or state securities laws, (ii) will not, under any circumstances, exercise any right of rescission arising out of the Formation and Structuring Transactions, and (iii) will contribute to Morgans Group LLC any proceeds received by such party as a result of any rescission action arising out of the Formation and Structuring Transactions. There is, however, a risk that the agreements and waivers described above may not be enforceable.

If a significant number of shares of our common stock are sold into the market following the offering, the market price of our common stock could significantly decline, even if our business is doing well.

        Sales of substantial amounts of our common stock in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through offerings of our common stock. An aggregate of 33,500,000 shares of common stock will be outstanding after this offering. Of these, the 18,000,000 shares offered by this prospectus will be freely tradable without restriction or further registration. See "Shares Eligible for Future Sale" for a discussion of possible future sales of common stock.

        Subject to certain extensions, on the day that is 180 days after the date of this prospectus, lockup agreements entered into by our directors, executive officers, NCIC and RSA Associates will expire. Consequently, beginning on August    , 2006, such directors, executive officers, NCIC and RSA Associates will be able to sell an aggregate total of 13,994,000 shares of our common stock, subject to significant restrictions. The underwriters may also consent to release some or all of these shares for sale prior to that time. However, shares offered through the underwriters by means of our Directed Share Program to customers, business associates and related persons identified by us are not bound by lock-up agreements. See "Underwriters—Directed Share Program".

        NorthStar has pledged all of its equity interests in its subsidiary that owns Morgans Hotel Group LLC as security for NorthStar borrowings. After receipt of shares of our common stock in the Formation and Structuring Transactions, NorthStar will pledge shares of our common stock as security for those borrowings and any borrowings that refinance those borrowings. In addition, when NorthStar distributes shares of our common stock to its partners, that distribution may be subject to those borrowings and as a result, NorthStar's partners, including W. Edward Scheetz and David Hamamoto, may pledge shares of our common stock that they own as security for those borrowings. An event of default or other acceleration event under those borrowings could result in the lender foreclosing on the shares of our common stock owned by NorthStar or its partners, including Messrs. Scheetz and Hamamoto. The lockup agreements described above will not prevent that foreclosure. Following any such foreclosure, the lender has agreed not to sell all or a portion of such share for the duration of the lockup agreements described above. The perception that these sales could occur, could adversely affect the market price of our common stock.

        Upon the consummation of this offering, we will enter into registration rights agreements, under which NorthStar's partners or RSA Associates will have the right to cause us to file a registration statement under the Securities Act covering the resale of any shares of our common stock beneficially owned by NorthStar's partners or RSA Associates any time after the date that is six months after the date on which our initial public offering closes. These shares will represent approximately 46.2% of our outstanding common stock upon completion of this offering.

        Finally, upon consummation of this offering, approximately 3,500,000 shares of our common stock will be issuable pursuant to our 2006 Omnibus Stock Incentive Plan and our Annual Bonus Plan. Sales of shares issued under our stock incentive plan and our annual bonus plan, or the perception that these sales could occur, could adversely affect the market price of our common stock.

Provisions in our charter documents and Delaware law could discourage potential acquisition proposals, could delay, deter or prevent a change in control and could limit the price certain investors might be willing to pay for our stock.

        Certain provisions of our certificate of incorporation and by-laws may inhibit changes in control of our company not approved by our board of directors or changes in the composition of our board of directors, which could result in the entrenchment of current management. These provisions include:

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  a prohibition on stockholder action through written consents;

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  a requirement that special meetings of stockholders be called by the board of directors;

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  advance notice requirements for stockholder proposals and director nominations;

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  limitations on the ability of stockholders to amend, alter or repeal the by-laws; and

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  the authority of the board of directors to issue, without stockholder approval, preferred stock with such terms as the board of directors may determine and additional shares of our common stock.

        We will also be afforded the protections of Section 203 of the Delaware General Corporation Law, which would prevent us from engaging in a business combination with a person who becomes a 15% or greater stockholder for a period of three years from the date such person acquired such status unless certain board or stockholder approvals were obtained. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. See "Description of Capital Stock".

If you purchase shares of common stock in this offering, you will experience immediate dilution in the net tangible book value per share and could experience further dilution as a result of any additional share issuances under our stock incentive plan.

        The assumed initial public offering price of our common stock is substantially higher than the net tangible book value per share of the common stock that will be issued in the Formation and Structuring Transactions. Accordingly, if you purchase shares of common stock in this offering, based upon the assumed initial public offering price you will experience immediate dilution of approximately $18.53 in the pro forma net tangible book value per share of common stock. This means that investors who purchase shares will pay a price per share that exceeds the book value of our assets after subtracting our liabilities. See "Dilution".

        Moreover, each person purchasing common stock in this offering will experience further dilution to the extent that additional shares of common stock are issued pursuant to the 2006 Omnibus Stock Incentive Plan or the Annual Bonus Plan.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the statements contained in this prospectus constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may", "will", "should", "potential", "intend", "expect", "seek", "anticipate", "estimate", "believe", "could", "project", "predict", "continue" or other similar words or expressions.

        The forward-looking statements contained in this prospectus reflect our current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause our actual results to differ significantly from those expressed in any forward-looking statement. The factors that could cause actual results to differ materially from expected results include changes in economic, business, competitive market and regulatory conditions. Important risks and factors that could cause our actual results to differ materially from any forward-looking statements include, but are not limited to:

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  the factors discussed in this prospectus set forth under the sections titled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations";

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  downturns in economic and market conditions, particularly levels of spending in the business, travel and leisure industries;

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  hostilities, including future terrorist attacks, or fear of hostilities that affect travel;

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  risks related to natural disasters, such as earthquakes and hurricanes;

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  the completion of the transactions described under "Prospectus Summary—Recent Developments" and the integration of those properties with our existing business;

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  the seasonal nature of the hospitality business;

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  changes in the tastes of our customers;

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  increases in real property tax rates;

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  increases in interest rates and operating costs;

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  general volatility of the capital markets and our ability to access the capital markets; and

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  changes in the competitive environment in our industry and the markets where we invest.

        Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

        You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

MARKET AND INDUSTRY DATA AND FORECASTS

        This prospectus includes market share and industry data and forecasts that we have developed from independent consultant reports, publicly available information, various industry publications, other published industry sources and our internal data and estimates.

        Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that the publications and reports are reliable, we have not independently verified the data.

        Our internal data, estimates and forecasts are based upon information obtained from our customers, partners, trade and business organizations and other contacts in the markets in which we operate and our management's understanding of industry conditions. Although we believe that such information is reliable, we have not had such information verified by any independent sources.

FORMATION AND STRUCTURING TRANSACTIONS

        The following simplified chart sets forth the ownership structure of the hotels and related properties owned by Morgans Hotel Group LLC prior to the Formation and Structuring Transactions described below:

(1)
To be renamed Residual Hotel Interest LLC following the completion of the transactions described below.

(2)
Other Interests consist primarily of residual interests in properties previously sold or otherwise transferred and no longer operated.

        Morgans Hotel Group Co. was formed as a Delaware corporation in October 2005 to complete the initial public offering that is part of the Formation and Structuring Transactions described below.

        Prior to the initial public offering of our common stock, the following steps will occur:

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  Morgans Hotel Group Management LLC, which we refer to as MHG Management Company, and other subsidiaries of Morgans Hotel Group LLC will distribute available unrestricted cash in the amount of approximately $9.5 million to Morgans Hotel Group LLC.

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  MHG Management Company will borrow $80.0 million under a new secured term loan facility from a syndicate of lenders, which is expected to include affiliates of the underwriters. Morgans Hotel Group LLC will guarantee MHG Management Company's obligations under this loan.

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  MHG Management Company will distribute the proceeds of the $80.0 million loan described above, to Morgans Hotel Group LLC and Morgans Hotel Group LLC will contribute that amount to one of its wholly owned subsidiaries, MMRDH Parent Holding Company LLC, which, together with certain of its wholly owned subsidiaries, will use that amount to repay a portion of its outstanding mortgage borrowings described under "Mortgage and Other Indebtedness Outstanding After This Offering".

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  Morgans Hotel Group LLC will contribute to Morgans Group LLC all of its interests in its subsidiaries, except the Other Interests (as defined below) and its interest in MHG Management Company and except for its cash balances (expected to total approximately $35.7 million), for no consideration. The interests contributed by Morgans Hotel Group LLC to Morgans Group LLC will include:

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  100% of the membership interests in MMRDH Parent Holding Company LLC, the Morgans Group subsidiary that indirectly through other subsidiaries owns Morgans, Delano, Royalton, Hudson and Mondrian;

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  100% of the membership interests in the Morgans Group subsidiary that is the managing member of the limited liability company that leases Hudson;

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  100% of the membership interests in the Morgans Group subsidiary that owns a 7% interest in Shore Club;

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  100% of the membership interests in the Morgans Group subsidiary that is the lessee under the Clift lease;

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  100% of the membership interests in the Morgans Group subsidiary that manages St. Martins Lane and Sanderson;

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  100% of the membership interests in the Morgans Group subsidiary that is a 50% joint venture partner in the joint venture that owns St. Martins Lane and Sanderson;

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  100% of the membership interests in the Morgans Group subsidiaries that are parties to the transactions described under "Prospectus Summary—Recent Developments", including the entities that are parties to the limited liability company agreement with Echelon Resorts Corporation relating to the development of Delano Las Vegas and Mondrian Las Vegas, the entity that will purchase James Hotel Scottsdale and the entity that acquired the property across Collins Avenue from Delano; and

  •
  50% of the membership interests in the United States and London restaurant joint ventures.

    The Other Interests consist primarily of residual interests in properties previously sold or otherwise transferred and no longer operated. Morgans Group LLC will be a wholly owned subsidiary of Morgans Hotel Group LLC at the time of the foregoing contributions.

  •
  Subsequent to the contribution of the interests for no consideration described above, the limited liability company agreement of Morgans Group LLC will be amended and restated to provide for:

  •
  a managing member interest that we will hold, which will give us the exclusive responsibility and power to manage the business and affairs of Morgans Group LLC;

    •
    a fixed number of membership units in Morgans Group LLC to be held by Morgans Hotel Group LLC prior to the contribution of MHG Management Company for additional membership units; and

    •
    redemption/exchange of membership units in Morgans Group LLC held by non-managing members for shares of our common stock on a one-for-one basis.

    Following the amendment and restatement, no member of Morgans Group LLC will have the ability to replace us as managing member. In addition, no membership units of Morgans Group LLC will have any disproportionately beneficial rights or privileges. See "Description of the Operating Agreement of Morgans Group LLC".

  •
  Morgans Hotel Group LLC will distribute its retained cash as described below and all of the membership units in Morgans Group LLC held by it to its members and other certain persons with rights under participation agreements, which we call collectively the Morgan Hotel Group Investors, in accordance with their membership interests in and other entitlements from Morgans Hotel Group LLC. After such distribution, NorthStar will own approximately 85% of the membership units in Morgans Group LLC, RSA Associates will own approximately 15% of the membership units in Morgans Group LLC, which are in the same proportions as their prior ownership of Morgans Hotel Group LLC, and the other Morgans Hotel Group Investors will own less than 1% of the membership units in Morgans Group LLC.

  •
  Morgans Hotel Group LLC will contribute all of the membership interests in MHG Management Company to Morgans Group LLC in return for membership units in Morgans Group LLC exchangeable for shares of Morgans Hotel Group Co. common stock with a value based on the offering price equal to $20.0 million. Morgans Group LLC will assume Morgans Hotel Group LLC's guarantee of the MHG Management Company secured term loan facility described above.

    The transfer of the membership interests in MHG Management Company is being conducted separately after the contribution of the hotel properties so that in the first instance, before consideration is received for MHG Management Company, all of the membership units in Morgans Group LLC held by Morgans Hotel Group LLC can be distributed to its members and subsequently exchanged for shares of our common stock, and in the second instance, a fixed number of membership units (reflecting management's estimate of the fair market value of MHG Management Company based on a number of valuation factors, including historical operating results and earnings, an evaluation of existing management contracts, ability to incur indebtedness and operating and earning potential) can be retained by Morgans Hotel Group LLC and not exchanged for shares of our common stock. MHG Management Company will continue to manage hotel properties we own after the completion of the Formation and Structuring Transactions.

  •
  In connection with the contribution above, Morgans Hotel Group LLC will provide a guarantee of approximately $225.0 million of indebtedness of Morgans Group LLC. David T. Hamamoto, our Chairman, will agree to reimburse Morgans Hotel Group LLC for up to $98.3 million of any amount that Morgans Hotel Group LLC is required to pay under its guarantee, W. Edward Scheetz, our President and Chief Executive Officer, will agree to reimburse Morgans Hotel Group LLC for up to $98.3 million of any amount that Morgans Hotel Group LLC is required to pay under its guarantee, and Marc Gordon, our Chief Investment Officer and Executive Vice President of Capital Markets, will agree to reimburse Morgans Hotel Group LLC for up to $7.0 million of any amount Morgans Hotel Group LLC is required to pay under its guarantee. The guarantee by Morgans Hotel Group LLC and these reimbursement obligations will remain in place following the initial public offering of our common stock and are being provided so that the providers of the reimbursement obligations will not realize taxable capital gains in connection with the Formation and Structuring Transactions in the amount that each has agreed to reimburse. The reimbursement obligations will be for a fixed term and be renewable at the option of each provider.

  •
  NorthStar will transfer all of its membership units in Morgans Group LLC to Morgans Hotel Group Co. in exchange for an equal number of shares of common stock of Morgans Hotel Group Co. RSA Associates will transfer all of its membership units in Morgans Group LLC to Morgans Hotel Group Co. in exchange for an equal number of shares of common stock of Morgans Hotel Group Co.

  •
  NorthStar will distribute all but 2.0 million of the shares of our common stock it receives to its partners, including NCIC and Messrs. Scheetz, Hamamoto and Gordon, in accordance with their partnership interests in NorthStar. NCIC will distribute all of the shares of common stock it receives to a wholly-owned subsidiary, NCIC MHG Subsidiary LLC.

        After completing the transactions described above, we will complete the initial public offering of our common stock. In the initial public offering, we will issue 15,000,000 shares for cash, or 17,700,000 shares for cash if the underwriters fully exercise their option to purchase additional shares, and the selling stockholders will sell 3,000,000 shares for cash. We will contribute the net proceeds of the offering of shares by us to Morgans Group LLC in exchange for a number of membership units equal to the number of shares issued, which will, represent a 43.5% managing membership interest in Morgans Group LLC or, if the underwriters fully exercise their option to purchase additional shares, a 47.6% managing membership interest. The other membership units in Morgans Group LLC will be owned by Morgans Hotel Group LLC. Morgans Group LLC will then apply the net proceeds of the offering as follows: approximately $212.1 million to repay outstanding principal and interest of existing indebtedness, approximately $11.4 million to redeem the preferred equity interest in our subsidiary, Clift Holdings LLC, approximately $42.8 million to initially finance a portion of the purchase price of James Hotel Scottsdale, and approximately $8.7 million for general corporate purposes. See "Use of Proceeds". At the completion of this offering and the related transactions, we will own a 97.1% (97.3% if the underwriters fully exercise their option to purchase additional shares) managing membership interest in Morgans Group LLC.

        Morgans Hotel Group LLC expects to distribute its retained cash (expected to total approximately $35.7 million) as follows: (i) to pay NorthStar $12.6 million comprised of the repayment of a $10.4 million outstanding loan made to Morgans Hotel Group LLC and $2.2 million in accrued advisory services fees, (ii) to pay RSA Associates $9.0 million in accordance with the terms of the Option Agreement described under "Certain Relationships and Related Party Transactions—Agreements with Ian Schrager—Option Agreement", and (iii) to distribute $14.1 million to its members on a pro rata basis in accordance with their entitlements under the Morgans Hotel Group LLC limited liability company agreement. All amounts received by NorthStar, including payments in redemption of its preferred equity interest in Clift, repayments of debt, payments of fees, and amounts distributed by Morgans Hotel Group LLC, will be applied to repay existing obligations to non-partners. None of these amounts will be paid or distributed to partners of NorthStar.

        In addition, in this offering, certain of the partners of NorthStar and RSA Associates will offer            shares of our common stock for cash. We will not receive any proceeds from the sale of shares by these selling stockholders.

        As a result of these transactions:

  •
  NorthStar will receive approximately $36.0 million in cash, including approximately $11.4 million in redemption of the preferred equity interest in our subsidiary Clift Holdings LLC, and own approximately 2,840,000 shares of our common stock (with a value of approximately $57.0 million based on the mid-point of the offering price range), including approximately 840,000 Morgans Group LLC membership units held by Morgans Hotel Group LLC, representing an 8.2% ownership interest in our company (7.6% if the underwriters exercise their option to purchase additional shares in full), assuming that all Morgans Group LLC membership units held by Morgans Hotel Group LLC are distributed to the Morgans Hotel Group Investors and exchanged for shares of our common stock;

  •
  A wholly-owned subsidiary of NorthStar Capital Investment Corp. will receive approximately $34.8 million in cash as a selling stockholder (assuming shares of our common stock are sold in this offering at the mid-point of the offering price range), and expects to use substantially all of that cash to repay indebtedness assumed by it from NorthStar in connection with NorthStar's distribution of shares of our common stock to its partners;

  •
  NorthStar Capital Investment Corp., or NCIC, the general partner of NorthStar, will beneficially own approximately 8,175,000 shares of our common stock (with a value of approximately $163.5 million based on the mid-point of the offering price range), not including shares of our common stock owned by NorthStar or Morgans Group LLC membership units held by Morgans Hotel Group LLC, which may be distributed to its members, including NorthStar, and exchanged for shares of our common stock, representing a 24.4% ownership interest in our company (22.6% if the underwriters exercise their option to purchase additional shares in full);

  •
  RSA Associates will receive approximately $19.5 million in cash (including approximately $8.4 million in cash as a selling stockholder, assuming shares of our common stock are sold in this offering at the mid-point of the offering price range), and approximately 2,467,000 shares of our common stock (with a value of approximately $49.3 million based on the mid-point of the offering price range), including approximately 148,000 Morgans Group LLC membership units held by Morgans Hotel Group LLC, representing a 7.2% ownership interest in our company (6.6% if the underwriters exercise their option to purchase additional shares in full), assuming that all Morgans Group LLC membership units held by Morgans Hotel Group LLC are distributed to the Morgans Hotel Group Investors and exchanged for shares of our common stock;

  •
  W. Edward Scheetz, our President and Chief Executive Officer and also both a stockholder of NCIC and a limited partner of NorthStar, will receive approximately $3.1 million in cash as a selling stockholder (assuming shares of our common stock are sold in this offering at the mid-point of the offering price range), and expects to use substantially all of that cash to repay indebtedness assumed by him from NorthStar in connection with NorthStar's distribution of shares of our common stock to its partners;

  •
  Mr. Scheetz will beneficially own approximately 734,000 shares of our common stock (with a value of approximately $14.7 million based on the mid-point of the offering price range), not including Morgans Group LLC membership units held by Morgans Hotel Group LLC, which may be distributed to its members, including NorthStar, and exchanged for shares of our common stock;

  •
  David T. Hamamoto, our Chairman and also both a stockholder of NCIC and a limited partner of NorthStar, will receive approximately $3.1 million in cash as a selling stockholder (assuming shares of our common stock are sold in this offering at the mid-point of the offering price range), and expects to use substantially all of that cash to repay indebtedness assumed by him from NorthStar in connection with NorthStar's distribution of shares of our common stock to its partners;

  •
  Mr. Hamamoto will beneficially own approximately 734,000 shares of our common stock (with a value of approximately $14.7 million based on the mid-point of the offering price range), not including Morgans Group LLC membership units held by Morgans Hotel Group LLC, which may be distributed to its members, including NorthStar, and exchanged for shares of our common stock;

  •
  Marc Gordon, our Chief Investment Officer and Executive Vice President of Capital Markets and also both a stockholder of NCIC and a limited partner of NorthStar, will receive approximately $0.1 million in cash as a selling stockholder (assuming shares of our common stock are sold in this offering at the mid-point of the offering price range), and expects to use substantially all of that cash to repay indebtedness assumed by him from NorthStar in connection with NorthStar's distribution of shares of our common stock to its partners;

  •
  Mr. Gordon will beneficially own approximately 32,000 shares of our common stock (with a value of approximately $0.6 million based on the mid-point of the offering price range), not including Morgans Group LLC membership units held by Morgans Hotel Group LLC, which may be distributed to its members, including NorthStar, and exchanged for shares of our common stock;

  •
  Although they will not receive any cash distributions from NorthStar, Messrs. Scheetz, Hamamoto and Gordon as stockholders of NCIC and limited partners of NorthStar, along with the other stockholders of NCIC and partners in NorthStar, will also indirectly benefit from the cash payments received by NorthStar from the distributions and payments made by Morgans Hotel Group LLC out of its retained cash and the redemption of the preferred equity interests in our subsidiary, Clift Holdings LLC, which NorthStar will use to repay existing obligations to nonpartners.

        NorthStar and RSA Associates and their partners receiving shares of our common stock, including Messrs. Scheetz, Hamamoto and Gordon, will be entitled to registration rights with respect to the shares they receive, including the shares they receive upon exchange of Morgans Group LLC membership units for shares of common stock. See "Certain Relationships and Related Party Transactions".

        The following simplified chart sets forth our structure following the completion of the transactions described above:

NorthStar Partnership, L.P. and its partners, including NCIC[1]
Morgans Hotel Group Investors other than NorthStar Partnership, L.P. (including RSA Associates, L.P.)
IPO Investors
7.3%[2]
40.5%[2]
52.2%[2]
84.1%
15.9%
Morgans Hotel Group Co.
97.1% Managing Member
Residual Hotel Interest LLC[3]
2.9%[4]
Morgans Group LLC
Burford Hotels Limited 50%
50%
Other Interests[5]
Ownership of 2 U.K. Hotel Properties
St. Martins Lane
Sanderson
Ownership of 5 U.S. Hotel Properties
Morgans
Delano
Royalton
Hudson
Mondrian
Lease of Clift
Clift
7% interest in Shore Club
Shore Club
Morgans Hotel Group Management LLC
Restaurant J.V.

(1)
NorthStar Partnership, L.P. and its partners, including NCIC, will beneficially own approximately 14.0 million shares of our common stock, including approximately 840,000 Morgans Group LLC membership units held by Morgans Hotel Group LLC (to be renamed Residual Hotel Interest LLC).

(2)
Percentage ownership interests in Morgans Hotel Group Co. assume that all Morgans Group LLC membership units owned by Residual Hotel Interest LLC, including the units in Morgans Group LLC held by Residual Hotel Interest LLC with a value based on the offering price equal to $20.0 million that were received in return for the contribution of MHG Management Company, are distributed to its members and exchanged by us for our common stock.

(3)
Following the completion of the transactions described above, Morgans Hotel Group LLC intends to change its name to Residual Hotel Interest LLC.

(4)
There are no conditions to the distribution of the Morgans Group LLC membership units that will be held by Residual Hotel Interest LLC after the offering. The redemption/exchange of those units for shares of our common stock are subject to the limitations described under "Description of the Operating Agreement of Morgans Group LLC", including that no redemption/exchange may occur prior to the 12 month anniversary of the consummation of the offering.

(5)
Other Interests consist primarily of residual interests in properties previously sold or otherwise transferred and no longer operated.

Accounting Treatment

        The contributions by Morgans Hotel Group LLC of its interests described above, including its interests in MHG Management Company, to Morgans Group LLC have been accounted for as transfers between entities under common control in accordance with Appendix D, paragraphs 11 and 12 of Statement of Financial Accounting Standards No. 141, Business Combinations ("SFAS 141"). The assets and liabilities being transferred to Morgans Group LLC are assets under common control and therefore, will be transferred to Morgans Group LLC at the historical cost carrying amounts in the accounts of Morgans Hotel Group LLC at the date of transfer.

USE OF PROCEEDS

        We estimate that we will receive net proceeds of $275.0 million from the sale of the shares of our common stock in this offering, based on an assumed initial public offering price of $20.00 per share, the mid-point of the range on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of common stock by the selling stockholders in this offering. If the underwriters' option to purchase additional shares is exercised in full, we estimate that we will receive additional net proceeds of approximately $50.2 million.

        We will contribute the net proceeds of the offering to Morgans Group LLC in exchange for a number of membership units in Morgans Group LLC equal to the number of shares issued. After repaying $78.4 million of mezzanine debt out of the proceeds of the term loan to MHG Management Company, as described under "Formation and Structuring Transactions", Morgans Group LLC intends to use the net proceeds received from us as follows:

  •
  approximately $212.1 million to repay principal on the following indebtedness outstanding after repayment of the $78.4 million of mezzanine debt described above, after repayment of approximately $3.7 million of principal on our indebtedness since September 30, 2005, and prior to the application of the net proceeds received by Morgans Group LLC from us:

  •
  approximately $25.2 million to repay our mezzanine loans, which are secured by 5 of our hotel properties, which bear interest at LIBOR (3.8% at September 30, 2005) plus a spread of 914 basis points and which would otherwise mature on July 9, 2007 if not extended; and

  •
  approximately $186.9 million to repay a portion of our $473.8 million (as of September 30, 2005) of mortgage debt, which is secured by 5 of our hotel properties, which bears interest at LIBOR (3.8% at September 30, 2005) plus a spread of 236 basis points and which would otherwise mature on July 9, 2007 if not extended;

  •
  approximately $11.4 million, as of the closing of this offering, to redeem the preferred equity interest in Clift Holdings LLC held by NorthStar Hospitality LLC (see "Certain Relationships and Related Party Transactions—NorthStar Hospitality LLC Preferred Equity Interest in Clift");

  •
  approximately $42.8 million to initially finance a portion of the purchase price of James Hotel Scottsdale, which may be later replaced with permanent mortgage financing (see "Prospectus Summary—Recent Developments"—Purchase of James Hotel Scottsdale); and

  •
  approximately $8.7 million for general corporate purposes, including hotel renovations.

        In connection with our mezzanine loan and mortgage debt repayments, we expect to pay accrued interest on the amounts being repaid out of working capital. We expect that this amount will be approximately $2.5 million. The mezzanine loans and mortgage debt referred to in the first bullet point above were incurred in June 2005. The proceeds of this debt were used for the following two purposes: (i) to repay $471.0 million of previously existing mortgage debt and mezzanine loans on the same properties, bearing interest at a weighted average rate of LIBOR (3.3% at June 30, 2005) plus a spread of 450 basis points and (ii) to make a distribution of $83.2 million to Morgans Hotel Group LLC, the majority of which was used by Morgans Hotel Group LLC for the repayment of indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Financing Activities" below for a description of this refinancing. In connection with the transfer of a controlling interest in our company, we expect to pay any transfer tax to New York City and New York State related to our three New York City hotels out of working capital.

        In addition, if the option to purchase additional shares is exercised, we will contribute the net proceeds from that exercise to Morgans Group LLC in exchange for a number of membership units in

Morgans Group LLC equal to the number of shares issued and Morgans Group LLC will use the additional net proceeds for general corporate purposes.

        Pending these uses, we intend to invest the net proceeds in interest-bearing, short-term investment grade securities or money-market accounts. Such investments may include, for example, government and government agency certificates, certificates of deposit, interest-bearing bank deposits and mortgage loan participations.

        If we were to price the offering at $19.00 per share, the low end of the range on the cover of this prospectus, we estimate that we would receive net proceeds of $261.0 million ($308.7 million if the underwriters' option to purchase additional shares is exercised in full), assuming the total number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. In such case, assuming that the underwriters did not exercise their option to purchase additional shares, the amount of net proceeds that we would expect to use for general corporate purposes, including hotel renovations, would be eliminated and an additional $5.3 million of the amount to purchase James Hotel Scottsdale would need to be financed with cash from operations or borrowings under our new revolving credit facility.

        If we were to price the offering at $21.00 per share, the high end of the range on the cover of this prospectus, we estimate that we would receive net proceecds of $289.0 million ($341.7 million if the underwriters' option to purchase additional shares is exercised in full), assuming the total number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. In such case, the amount of net proceeds that we would expect to use for general corporate purposes, including hotel renovations, would be increased by approximately $14.0 million ($66.7 million if the underwriters' option to purchase additional shares is exercised in full).

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our capital stock and we do not currently intend to pay any cash dividends on our common stock. The revolving credit facility we intend to enter into in connection with this offering will contain a covenant prohibiting us from paying dividends on our common stock. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our common stock will be, subject to applicable law, at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

CAPITALIZATION

        The following table sets forth our capitalization as of September 30, 2005:

	As of September 30, 2005
	Historical(1)	Pro Forma(2)	Pro Forma As Adjusted(3)(4)
	(unaudited) (in thousands, except per share data)
New revolving credit facility(5)	$—	$—	$—
Long-term debt and capital lease obligations	659,941	661,541	445,747
Stockholders' equity (deficit):
Common stock, $0.01 par value per share, 200,000,000 shares authorized, 33,500,000 shares issued and outstanding	—	—	335
Preferred stock, $0.01 par value per share, 40,000,000 shares authorized, no shares issued and outstanding	—	—	—
Additional paid-in capital	—	—	138,728
Net assets (deficit)	(95,083)	(127,298)	—

Total stockholders' equity (deficit)	(95,083)	(127,298)	139,063

Total capitalization	$564,858	$534,243	$584,810

(1)
Represents historical financial data of our predecessor.

(2)
Represents historical financial data of our predecessor after giving effect to distributions to Morgans Hotel Group LLC of proceeds received as a result of the refinancings of Sanderson, St Martins Lane and Shore Club in November 2005, and the Formation and Structuring Transactions.

(3)
Represents historical financial data of our predecessor after giving effect to distributions to Morgans Hotel Group LLC of proceeds received as a result of the refinancings of Sanderson, St. Martins Lane and Shore Club in November 2005, the Formation and Structuring Transactions, this offering and the use of the net proceeds from this offering.

(4)
A $1.00 decrease or increase in the offering price would result in an approximately $14.0 million increase or decrease in each of pro forma as adjusted additional paid-in capital, pro forma as adjusted total stockholders' equity (deficit) and pro forma as adjusted total capitalization, assuming the total number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(5)
We expect to enter into a new revolving credit facility providing for aggregate borrowings of up to $125.0 million in connection with this offering. See "Mortgage and Other Indebtedness Outstanding After This Offering".

DILUTION

Pro Forma Net Tangible Book Value

        As of September 30, 2005, on a pro forma basis, after giving effect to the Formation and Structuring Transactions but before giving effect to this offering, our net tangible book value was a deficit of approximately $224.4 million, representing, on a pro forma basis, $(11.51) per share of our common stock. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the sum of the number of shares of our common stock outstanding immediately prior to this offering and the number of shares of our common stock immediately issuable upon exchange of membership units convertible into shares of our common stock.

Dilution after This Offering

        Purchasers of our common stock in the offering will experience an immediate dilution of the net tangible book value of our common stock from the initial public offering price. Dilution in net tangible book value per share represents the difference between the amount per share paid by the purchasers of shares in this offering and the net tangible book value per share immediately after this offering.

        After giving effect to:

  •
  the Formation and Structuring Transactions,

  •
  the sale of 15,000,000 shares of our common stock in this offering, and

  •
  the deduction of the underwriting discount and estimated offering expenses,

our pro forma net tangible book value as of September 30, 2005 was approximately $50.6 million, or $1.47 per share of common stock. This amount represents an immediate dilution in pro forma net tangible book value of $18.53 per share of common stock to purchasers in the offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$20.00
Pro forma net tangible book value per share before this offering(1)	$(11.51)
Increase in pro forma net tangible book value per share to existing stockholders attributable to this offering	$12.98
Pro forma net tangible book value per share after this offering		$1.47

Dilution in pro forma net tangible book value per share to new investors(2)		$18.53

(1)
The September 30, 2005 pro forma net tangible book value per share of common stock before the offering is determined by dividing tangible book value of approximately $(224.4) million (total tangible assets excluding net offering proceeds less total liabilities) on a pro forma basis, after giving effect to the Formation and Structuring Transactions, by the sum of the number of shares of our common stock outstanding immediately prior to this offering and shares of common stock issuable upon exchange of membership units convertible into shares of our common stock.

(2)
Dilution is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share paid by a new investor. If the underwriters exercise their option to purchase additional shares in full, the dilution per share to investors in this offering will be $17.29 per share.

Differences Between New and Existing Stockholders in Number of Shares and Amount Paid

        The table below summarizes, as of September 30, 2005, on the pro forma basis discussed above, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders (based on the pro forma net tangible book value before this offering) and by the new investors purchasing shares in this offering. We used the assumed initial public offering price of $20.00 per share, and we have not deducted estimated underwriting discounts and commissions and estimated offering expenses in our calculations.

	Shares Purchased		Total Consideration
						Average Price Per Share
	Number	Percentage	Amount		Percentage
Existing shareholders	18,500,000	55.2%	$—	(1)	—%	$—	(1)
New investors in the offering	15,000,000	44.8%	$300,000,000	(2)	100%	$20.00

Total	33,500,000	100%	$300,000,000		100%	$8.96

(1)
Prior to this offering, we had a net tangible book value deficit.

(2)
Represents the proceeds from this offering before deducting underwriting discounts, commissions and other expenses of this offering.

        A $1.00 decrease in the assumed offering price would decrease our pro forma net tangible book value after this offering by $14.0 million, our pro forma net tangible book value per share after this offering by $0.41 and dilution in pro forma net tangible book value per share to new investors by $0.59, assuming the total number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 decrease in the assumed offering price would decrease each of total consideration paid by new investors in the offering and total consideration paid by all stockholders by $14.0 million, assuming the total number of shares offered by us remains the same and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        A $1.00 increase in the assumed offering price would increase our pro forma net tangible book value after this offering by $14.0 million, our pro forma net tangible book value per share after this offering by $0.41 and dilution in pro forma net tangible book value per share to new investors by $0.59, assuming the total number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase in the assumed offering price would increase each of total consideration paid by new investors in the offering and total consideration paid by all stockholders by $14.0 million, assuming the total number of shares offered by us remains the same and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

        You should read the following selected historical financial and operating data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements and the accompanying notes included elsewhere in this prospectus.

        The following table contains selected combined historical financial data derived from our predecessor's audited combined financial statements for the years ended December 31, 2004, 2003 and 2002, and from our predecessor's unaudited combined financial statements for the years ended December 31, 2001 and 2000. The historical results do not necessarily indicate results expected for any future period.

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000(1)
	(unaudited)					(unaudited)
	(in thousands, except operating data)
Statement of Operations Data:
Total hotel revenues	$183,448	$163,070	$225,567	$204,187	$200,849	$193,081	$176,987
Total revenues	190,246	169,406	234,398	210,643	204,925	198,168	185,161
Total hotel operating costs	120,277	111,553	153,961	143,522	142,136	134,063	111,936
Corporate expenses	12,379	12,595	15,375	13,994	9,530	11,012	14,600
Depreciation and amortization	20,295	20,608	27,348	28,503	28,256	25,351	15,102
Total operating costs and expenses	152,951	144,756	196,684	186,019	179,922	170,425	141,638
Operating income	37,295	24,650	37,714	24,624	25,003	27,743	43,523
Interest expense, net	59,458	51,780	67,173	57,293	42,248	45,106	43,905
Net income (loss)	(29,146)	(29,198)	(31,595)	(42,471)	(23,845)	(27,179)	(6,959)
Cash Flow Data:
Net cash provided by (used in):
Operating activities	9,966	(9,818)	(22,820)	7,050	(528)	16,750	14,577
Investing activities	(23,473)	(8,161)	(12,630)	(9,065)	(15,410)	(41,672)	(82,868)
Financing activities	24,340	24,138	44,637	3,659	12,962	11,060	80,621
Other Financial Data:
EBITDA(2)	62,077	53,278	76,591	55,172	57,185	52,790	60,888
Adjusted EBITDA(3)	58,071	46,936	67,994	54,586	57,828	65,068	55,986
Adjusted Debt(4) (at end of period)	672,767	574,630	577,583	585,983	582,437	565,988	546,768
Capital expenditures	3,535	3,254	5,236	4,250	9,854	42,345	98,719
Selected Operating Data:(5)
Occupancy %	78.0%	73.3%	73.7%	68.0%	62.2%	66.0%	78.3%
Average daily rate (ADR)	$290	$266	$277	$252	$250	$259	$309
Revenue per Available Room (RevPAR)	$226	$195	$205	$171	$155	$171	$242
	As of September 30,		As of December 31,
	2005	2004	2004	2003	2002	2001	2000
	(unaudited)					(unaudited)
	(in thousands)
Balance Sheet Data (end of period):
Cash and cash equivalents	$23,748	$9,888	$12,915	$3,728	$2,083	$5,058	$18,920
Restricted cash	29,661	17,960	19,269	14,979	11,892	12,037	16,093
Property and equipment, net	430,527	450,967	446,811	468,676	492,804	507,883	482,266
Total assets	623,627	621,136	612,683	616,722	629,102	640,405	641,711
Mortgage notes payable	579,194	532,000	473,000	541,043	543,631	546,854	525,000
Financing and capital lease obligations	80,747	6,750	77,951	6,849	6,236	3,999	4,013
Total debt	659,941	538,750	550,951	547,892	549,867	550,853	529,013
Total stockholders' equity (deficit)	(95,083)	2,056	4,165	(17,422)	15,014	25,207	63,098

(1)
Includes the operations of Hudson, which commenced on October 4, 2000.

(2)
We believe that earnings before interest, income taxes, depreciation and amortization (EBITDA) is a useful financial metric to assess our operating performance before the impact of investing and financing transactions and income taxes. It also facilitates comparison between us and our competitors. Given the significant investments that we have made in the past in property, plant and equipment, depreciation and amortization expense comprises a meaningful portion of our cost structure. We believe that EBITDA will provide investors with a useful tool for assessing the comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures.

The use of EBITDA and Adjusted EBITDA has certain limitations. Our presentation of EBITDA and Adjusted EBITDA may be different from the presentation used by other companies and therefore comparability may be limited. Depreciation expense for various long-term assets, interest expense, income taxes and other items have been and will be incurred and are not reflected in the presentation of EBITDA or Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, EBITDA and Adjusted EBITDA do not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation, interest and income tax expense, capital expenditures and other items both in our reconciliations to the GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance. The term EBITDA is not defined under accounting principles generally accepted in the United States, or U.S. GAAP, and EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. In addition, EBITDA is impacted by reorganization of businesses and other restructuring-related charges. When assessing our operating performance, you should not consider this data in isolation, or as a substitute for, our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as we do. A reconciliation of net income (loss), the most directly comparable U.S. GAAP measure, to EBITDA and Adjusted EBITDA for each of the respective periods indicated is as follows:

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(unaudited)					(unaudited)
	(in thousands)
Net income (loss)	$(29,146)	$(29,198)	$(31,595)	$(42,471)	$(23,845)	$(27,179)	$(6,959)
Interest expense, net	59,458	51,780	67,173	57,293	42,248	45,106	43,905
Income tax expense	574	603	827	652	576	645	843
Depreciation and amortization expense	20,295	20,608	27,348	28,503	28,256	25,351	15,102
Proportionate share of interest expense from unconsolidated joint ventures	6,478	5,858	7,694	7,080	6,408	5,479	4,125
Proportionate share of depreciation expense from unconsolidated joint ventures	4,785	4,122	5,754	4,707	4,190	3,771	4,288
Proportionate share of depreciation expense of minority interests in consolidated joint ventures	(367)	(495)	(610)	(592)	(648)	(383)	(416)

EBITDA	$62,077	$53,278	$76,591	$55,172	$57,185	$52,790	$60,888

Other non-operating (income) expense	(1,298)	(3,985)	(5,482)	2,077	(534)	2,969	505
Less: EBlTDA from Clift	(2,708)	(2,357)	(3,115)	(2,663)	1,177	9,309	(5,407)

Adjusted EBITDA	$58,071	$46,936	$67,994	$54,586	$57,828	$65,068	$55,986

(3)
We disclose Adjusted EBITDA because we believe it provides a meaningful comparison to our EBITDA as it excludes other non-operating (income) expenses that do not relate to the on-going performance of our assets and excludes the operating performance of assets in which we do not have a fee simple ownership interest.

We exclude from Adjusted EBITDA the following:

  •
  other non-operating (income) expenses such as gains and losses on dispositions and asset restructurings, costs of abandoned development projects and financings, gains and losses on early extinguishment of debt and other items that relate to the financing and investing activities of our assets and do not relate to the on-going operating performance of our assets.

  •
  the EBITDA related to Clift, which is operated pursuant to a non-recourse leasehold interest, to more accurately reflect the operating performance of assets in which we have a fee simple ownership interest.

(4)
We disclose Adjusted Debt because we believe it provides a more meaningful comparison to our Adjusted EBITDA and is a useful tool to assess the value of our company.

We exclude from Adjusted Debt the following:

  •
  the capitalized lease obligation related to Clift, which is operated pursuant to a non-recourse leasehold interest, to more accurately reflect the debt of assets in which the Company has a fee simple ownership interest or a proportionate share of a fee simple ownership interest and to conform to our Adjusted EBITDA presentation.

The lease became effective in October 2004. For comparability purposes, we have excluded the debt associated with the hotel for all periods presented.

We include in Adjusted Debt the following:

  •
  our proportionate share of debt of unconsolidated joint ventures which are accounted for under the equity method of accounting and therefore excluded from Total debt.

We believe this more accurately reflects the debt associated with the assets in which we have a fee simple ownership interest or a proportionate share of a fee simple ownership interest. A reconciliation of Adjusted Debt to Total debt is set forth below.

	As of September 30,		As of December 31,
	2005	2004	2004	2003	2002	2001	2000
	(unaudited)					(unaudited)
	(in thousands)
Total debt	$659,941	$538,750	$550,951	$547,892	$549,867	$550,853	$529,013
Clift debt	(74,169)	(57,000)	(71,255)	(57,000)	(57,000)	(60,000)	(60,000)
Proportionate share of debt of unconsolidated joint ventures	86,995	92,880	97,887	95,091	89,570	75,135	77,755

Adjusted Debt	$672,767	$574,630	$577,583	$585,983	$582,437	$565,988	$546,768

(5)
Includes information for the six consolidated and three unconsolidated hotels.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

        The following unaudited pro forma financial information gives effect to the Formation and Structuring Transactions described above under "Formation and Structuring Transactions", the completion of this offering and the application of the net proceeds thereof as described above under "Use of Proceeds". The unaudited pro forma balance sheet data as of September 30, 2005 is presented as if those actions had occurred on September 30, 2005. The unaudited pro forma statement of operations and comprehensive (loss) income for the nine months ended September 30, 2005 and the year ended December 31, 2004 are presented as if those actions had occurred on January 1, 2004.

        The pro forma financial information is presented on the basis that the "Formation and Structuring Transactions" are transactions between entities under common control, and therefore, the net assets of our predecessor, which comprises the subsidiaries and ownership interests that will be contributed as part of the Formation and Structuring Transactions from Morgans Hotel Group LLC to our operating company are initially recorded at the historical carrying amounts on the books of our predecessor.

        The pro forma financial information presented is neither comparable to, nor representative of, the results that we expect to achieve once we commence operations. Many factors could cause our results to differ materially from this pro forma financial information, including, but not limited to, the following:

  •
  the business of our predecessor is intended to be only a portion of our business in the future;

  •
  our predecessor is treated as a partnership for income tax purposes and, as a consequence, it incurred no federal or state income taxes. Pro forma net income and per share data set forth below assumed that our predecessor was taxed as a "C" corporation during the periods presented; and

  •
  factors described under "Risk Factors" above.

        You should read the pro forma financial information set forth below in conjunction with the financial statements and related notes of our Predecessor included in this prospectus and the information set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations".

        In the opinion of management, all material adjustments to reflect the effects of the actions described under "Formation and Structuring Transactions" and "Use of Proceeds" have been made. The unaudited pro forma consolidated balance sheet as of September 30, 2005, unaudited pro forma consolidated statements of operations and comprehensive (loss) income for the nine months ended September 30, 2005 and year ended December 31, 2004, are presented for illustrative purposes only and do not purport to represent what the actual financial position would have been had this offering and the contribution of hotels, related restaurants and bars, and management company, discussed under "Formation and Structuring Transactions", occurred as of the date of the pro forma balance sheet presented or the beginning of either of the periods for which pro forma statement of operations and comprehensive (loss) income is presented, nor does it purport to represent our future financial position.

Morgans Hotel Group, Co.
Pro Forma Consolidated Balance Sheet
As of September 30, 2005
(Unaudited)
(in thousands)

	Historical Morgans Hotel Group Co. Predecessor	Distributions from Equity Investees (A)		Subtotal of Morgans Hotel Group Co. Predecessor prior to the Other Transactions and the Offering	Term Loan and Repayment of Mezzanine Debt (B)	Distributions to Morgans Hotel Group LLC (C)		Minority Interest (D)	Subtotal of Morgans Hotel Group Co. Predecessor prior to the Offering	Offering Proceeds (E)	Repayment of Mortgage and Mezzanine Debt out of Offering Proceeds (F)		Repayment of Clift Preferred Interest (G)	Payment of Transfer Taxes (H)	Pro Forma Morgans Hotel Group Co.
Assets
Property and equipment, net	$430,527	$0		$430,527	$0	$0		$0	$430,527	$0	$0		$0	$0	$430,527
Goodwill	73,698	0		73,698	0	0		0	73,698	0	0		0	0	73,698
Investments in and advances to unconsolidated joint ventures	26,723	(9,717	)A1	10,291	0	0		0	10,291	0	0		0	0	10,291
		(6,716	)A2
Cash and cash equivalents	23,748	0		23,748	0	(9,500	)C	0	14,248	275,000	(188,234	)F1	(10,402)	(4,360)	58,692
								0
Restricted cash	29,661	0		29,661	0	0		0	29,661	0	(27,560	)F2	0	0	29,661
Accounts receivable, net	10,737	0		10,737	0	0		0	10,737	0	0		0	0	(27,560)
Related party receivables	3,883	0		3,883	0	0		0	3,883	0	0		0	0	3,883
Prepaid expenses and other assets	5,708	0		5,708	0	0		0	5,708	0	0		0	0	5,708
Other, net	18,942	0		18,942	100	0		0	19,042	0	(4,279	)F3	0	0	14,763

Total assets	$623,627	$(16,432)		$607,195	$100	$(9,500)		$0	$597,795	$275,000	$(220,073)		$(10,402)	$(4,360)	$637,960

Liabilities and Net Assets (Deficit)
Long term debt and capital lease obligations	659,941	0		659,941	1,600	0		0	661,541	0	(215,794)		0	0	445,747
Accounts payable and accrued liabilities	34,410	0		34,410	0	0		0	34,410	0	0		0	0	34,410
Other liabilities	23,396	0		23,396	0	0		0	23,396	0	0		(10,402)	0	12,994

Total liabilities	717,747	0		717,747	1,600	0		0	719,347	0	(215,794)		(10,402)	0	493,151

Minority interest	963	0		963	0	0		0	963	0	0		0	0	963
Minority interest in Morgans Group LLC	0	0		0	0	0		4,783	4,783	0	0		0	0	4,783
Commitments and contingencies
Net assets (deficit)	(95,083)	(16,432)		(111,515)	(1,500)	(9,500)		(4,783)	(127,298)	275,000	(4,279)		0	(4,360)	139,063

Total liabilities and net assets (deficit)	$623,627	$(16,432)		$607,195	$100	$(9,500)		$0	$597,795	$275,000	$(220,073)		$(10,402)	$(4,360)	$637,960

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

        The unaudited pro forma consolidated balance sheet assumes the following occurred on September 30, 2005:

  (A)
  Reflects the following distributions to Morgans Hotel Group LLC, of the proceeds received from equity investees as a result of recent refinancings:

  (1)
  The refinancing of Sanderson and St. Martins Lane occurred in November 2005 when the then-existing debt was replaced with debt of £107.5 million (approximately $184.1 million). In connection with this refinancing, our predecessor received approximately $9.7 million in connection with the repayment of shareholder loans.

  (2)
  Shore Club was refinanced in November 2005. As a result of the refinancing, our predecessor, a 6.8% Class A Member in Shore Club, received net proceeds of approximately $6.7 million.

  (B)
  Reflects the incurrence of $80.0 million of additional debt and related financing costs of $1.6 million by MHG Management Company to repay existing mezzanine debt of $78.4 million and write-off of related unamortized deferred financing costs of $1,500 (see note (F) below). The term loan will be entered into immediately prior to the initial public offering.

  (C)
  Reflects a distribution of approximately $9.5 million to Morgans Hotel Group LLC from available unrestricted cash.

  (D)
  Minority interest in Morgans Group LLC represents membership units of Morgans Group LLC not owned by our company.

  (E)
  Represents proceeds from this offering of shares of common stock at an assumed offering price of $20.00 per share, the mid-point of the range on the cover of this prospectus, net of estimated underwriting discounts and other transaction costs. If the underwriters' option to purchase additional shares is exercised in full, net proceeds would increase by approximately $50.2 million.

  (F)
  Reflects repayment of principal outstanding on September 30, 2005 and related financing cost write-off, on the following indebtedness:

  (1)
  Approximately $188.2 million to repay a portion of the mortgage debt collateralized by five of our hotel properties bearing interest at LIBOR (3.8% at September 30, 2005) plus 236 basis points.

  (2)
  Approximately $27.6 million to repay mezzanine loans collateralized by five of our hotel properties bearing interest at LIBOR (3.8% at September 30, 2005) plus 914 basis points.

  (3)
  Approximately $4.3 million of unamortized financing costs related to the above mortgage debt and mezzanine debt.

    Debt repayment amounts give effect to application of a portion of the net proceeds of this offering and also include $3.7 million of debt that is repaid after September 30, 2005 out of working capital.

  (G)
  Reflects the redemption of the preferred equity interest in Clift Holdings LLC, which had an aggregate liquidation preference of $10.4 million as of September 30, 2005. The preferred equity interest is held by NorthStar Hospitality LLC, a related party.

  (H)
  Reflects the payment of transfer tax from working capital to New York City and New York State related to our three New York City hotels based on the assumed sale of a 53.0% interest of our company in this offering and estimated values for the hotels.

Morgans Hotel Group, Co.
Pro Forma Consolidated Statement of Operations and Comprehensive (Loss) Income
For the nine months ended September 30, 2005
(Unaudited)
(in thousands)

	Historical Morgans Hotel Group Co. Predecessor	Repayment of Mortgage and Mezzanine Debt (A)	Repayment of Clift Preferred Interest (B)	Stock Based Compensation (C)	Minority Interest (D)	Income Taxes (E)	Pro Forma Morgans Hotel Group Co.
Revenues:
Rooms	$110,853	$0	$0	$0	$0	$0	$110,853
Food and beverage	64,037	0	0	0	0	0	64,037
Other hotel	8,558	0	0	0	0	0	8,558

Total hotel revenues	183,448	0	0	0	0	0	183,448
Management fee—related parties	6,798	0	0	0	0	0	6,798

Total revenues	190,246	0	0	0	0	0	190,246

Operating costs and expenses:
Rooms	29,368	0	0	0	0	0	29,368
Food and beverage	40,271	0	0	0	0	0	40,271
Other departmental	3,017	0	0	0	0	0	3,017
Hotel selling, general and administrative	38,096	0	0	0	0	0	38,096
Property taxes, insurance and other	9,525	0	0	0	0	0	9,525

Total hotel operating expenses	120,277	0	0	0	0	0	120,277
Corporate expenses	12,379	0	0	5,265	0	0	17,644
Depreciation and amortization	20,295	0	0	0	0	0	20,295

Total operating costs and expenses	152,951	0	0	5,265	0	0	158,216

Operating income	37,295	0	0	(5,265)	0	0	32,030

Interest expense, net	59,458	(34,074)	(1,818)	0	0	0	23,566
Equity in loss of unconsolidated subsidiaries	4,569	0	0	0	0	0	4,569
Minority interest	3,138	0	0	0	68	0	3,206
Other non-operating income	(1,298)	0	0	0	0	0	(1,298)
(Loss) Income before income tax expense	(28,572)	34,074	1,818	(5,265)	(68)	0	1,987
Income tax expense	574	0	0	0	0	221	795

Net (loss) income	(29,146)	34,074	1,818	(5,265)	(68)	(221)	1,192
Foreign currency translation loss	(488)	0	0	0	0	0	(488)

Comprehensive (loss) income	$(29,634)	$34,074	$1,818	$(5,265)	$(68)	$(221)	$704

Pro forma basic and diluted earnings per share(F)							$.04

Morgans Hotel Group, Co.
Pro Forma Consolidated Statement of Operations and Comprehensive (Loss) Income
For the year ended December 31, 2004
(Unaudited)
(in thousands)

	Historical Morgans Hotel Group Co. Predecessor	Repayment of Mortgage and Mezzanine Debt (A)	Repayment of Clift Preferred Interest (B)	Stock Based Compensation (C)	Minority Interest (D)	Income Taxes (E)	Pro Forma Morgans Hotel Group Co.
Revenues:
Rooms	$131,367	$0	$0	$0	$0	$0	$131,367
Food and beverage	82,475	0	0	0	0	0	82,475
Other hotel	11,725	0	0	0	0	0	11,725

Total hotel revenues	225,567	0	0	0	0	0	225,567
Management fee—related parties	8,831	0	0	0	0	0	8,831

Total revenues	234,398	0	0	0	0	0	234,398

Operating costs and expenses:
Rooms	37,070	0	0	0	0	0	37,070
Food and beverage	51,876	0	0	0	0	0	51,876
Other departmental	3,452	0	0	0	0	0	3,452
Hotel selling, general and administrative	48,944	0	0	0	0	0	48,944
Property taxes, insurance and other	12,619	0	0	0	0	0	12,619

Total hotel operating expenses	153,961	0	0	0	0	0	153,961
Corporate expenses	15,375	0	0	7,020	0	0	22,395
Depreciation and amortization	27,348	0	0	0	0	0	27,348

Total operating costs and expenses	196,684	0	0	7,020	0	0	203,704

Operating income	37,714	0	0	(7,020)	0	0	30,694

Interest expense, net	67,173	(36,365)	(2,036)	0	0	0	28,772
Equity in loss of unconsolidated subsidiaries	2,958	0	0	0	0	0	2,958
Minority interest	3,833	0	0	0	20	0	3,853
Other non-operating income	(5,482)	0	0	0	0	0	(5,482)
(Loss) Income before income tax expense	(30,768)	36,365	2,036	(7,020)	(20)	0	593
Income tax expense (benefit)	827	0	0	0	0	(590)	237

Net (loss) income	(31,595)	36,365	2,036	(7,020)	(20)	590	356
Foreign currency translation gain	202	0	0	0	0	0	202

Comprehensive (loss) income	$(31,393)	$36,365	$2,036	$(7,020)	$(20)	$590	$558

Pro forma basic and diluted earnings per share(F)							$.01

NOTES TO PRO FORMA UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

        The unaudited pro forma consolidated statements of operations and comprehensive (loss) income for the nine months ended September 30, 2005 and the year ended December 31, 2004 assume the following occurred on January 1, 2004:

  (A)
  Reflects prepayment of existing debt with proceeds of this offering and the issuance of the $80.0 million term loan.

          The following table summarizes the Formation and Structuring Transactions pro forma interest expense adjustment related to the repayment of existing debt and elimination of historical interest expense (in thousands).

	Nine months ended September 30, 2005	Year ended December 31, 2004
Eliminate predecessor interest expense, net(1)	$(59,458)	$(67,173)
Interest on term loan(2)	3,844	4,080
Interest on mortgage debt(3)	10,426	11,686
Interest on other debt and capital lease obligations not impacted by this offering	5,723	8,630
Amortization of financing costs(4)	1,755	2,340

Transaction pro forma interest adjustment	$(34,074)	$(36,365)

    (1)
    Reflects the elimination of historical interest expense and amortization of financing costs.

    (2)
    Reflects interest expense at LIBOR plus 200 basis points and amortization of financing fees related to the new $80 million term loan which will be entered into concurrent with this offering. Deferred financing fees are expected to be $1.6 million and amortized over the life of the term loan.

    (3)
    Reflects interest expense for the remaining $285.0 million of debt collateralized by the five hotels after the application of the proceeds of this offering.

    (4)
    Reflects amortization of deferred financing costs associated with the remaining mortgage debt. The remaining mortgage debt following this offering was entered into on June 29, 2005 and has been adjusted to reflect the amortization that would have been recognized for the nine months ended September 30, 2005 and the year ended December 31, 2004, assuming the debt had been issued on January 1, 2004.

  (B)
  Reflects the reduction in interest expense resulting from redemption of the preferred equity interest in Clift Holdings LLC. The preferred equity interest is held by NorthStar Hospitality LLC, a related party.

  (C)
  Reflects $5.3 million and $7.0 million of compensation expense for the nine months ended September 30, 2005 and year ended December 30, 2004, respectively, related to stock based compensation which will be issued in connection with this offering to named executive officers, directors, and other employees. All stock based compensation will vest over a three year period.

  (D)
  Reflects adjustment for minority interest expense for those membership units of Morgans Group LLC not owned by the Company.

  (E)
  Reflects provision for income taxes at an assumed rate of 40% related to the pro forma earnings and conversion to "C" corporation status upon completion of this offering.

  (F)
  Earnings per share computation (in thousands):

	Nine Months ended September 30, 2005	Year ended December 30, 2004
Basic earnings per share computation:
Pro forma net income	$1,192	$356
Pro forma weighted average common shares outstanding	33,373	33,065

Pro forma basic income per share	$0.04	$0.01

Computation of basic weighted average shares outstanding:
Total fully vested common shares	33,500	33,500
Stock based compensation shares	308	—

Adjustment for shares attributable to offering proceeds to be used for general corporate purposes	(435)	(435)
Average shares used in basic computation	33,373	33,065

Diluted earnings per share computation:
Pro forma net income	$1,192	$356
Pro forma weighted average common shares outstanding	33,604	33,373

Pro forma diluted income per share	$0.04	$0.01

Computation of diluted weighted average shares outstanding:
Total fully vested common shares	33,808	33,500
Stock based compensation shares	231	308

Adjustment for shares attributable to offering proceeds to be used for general corporate purposes	(435)	(435)
Average shares used in diluted computation	33,604	33,373

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Historical Financial and Operating Data" and our combined financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

        We are a fully integrated hospitality company that operates, owns, acquires and redevelops boutique hotels in gateway cities and select resort markets in the United States and Europe. We are widely credited with establishing and defining the rapidly expanding boutique hotel sector. Over our 21-year history, we have gained experience operating in a variety of market conditions. We own or partially own and manage a portfolio of nine luxury hotel properties in New York, Miami, Los Angeles, San Francisco and London comprising over 2,500 rooms. Each of our owned hotels was acquired and renovated by the Morgans Group and was designed by a world-renowned designer.

        Unlike traditional brand-managed or franchised hotels, boutique hotels provide their guests with what we believe is a distinctive lodging experience. Each of our hotels has a personality specifically tailored to reflect the local market environment and features modern, sophisticated design that includes critically acclaimed public spaces; popular "destination" bars and restaurants; and highly personalized service. Significant media attention has been devoted to our hotels which we believe is as a result of their distinctive nature, renowned design, dynamic and exciting atmosphere, celebrity guests and high profile events. We believe that the Morgans Group brand, and each of our individual property brands are synonymous with style, innovation and service. We believe this combination of lodging and social experiences, and association with our brands, increases our occupancy levels and pricing power.

        In addition to our current portfolio, we expect to operate, own, acquire, redevelop and develop new hotel properties that are consistent with our portfolio in major metropolitan cities and select resort markets in the United States, Europe and elsewhere. See "Prospectus Summary—Recent Developments".

        We were incorporated as a Delaware corporation in October 2005 to acquire, own, and manage boutique hotels in the United States, Europe and elsewhere. As of September 30, 2005, on a pro forma basis giving effect to the Formation and Structuring Transactions described above, we owned:

  •
  six hotels in New York, Miami, Los Angeles and San Francisco, comprising approximately 1,900 rooms (the "Owned Hotels");

  •
  a 50% interest in two hotels in London comprising approximately 350 rooms and a 7% interest in the 300-room Shore Club in Miami, all of which we also manage (the "Joint Venture Hotels").

        We conduct our operations through our operating company, Morgans Group LLC, which holds all of our assets. We are the managing member of Morgans Group LLC and will hold approximately 97.1% of its membership units upon completion of this offering. We manage all aspects of Morgans Group LLC including the operation, investment and sale and purchase of hotels and the financing of Morgans Group LLC.

        The historical financial data presented herein is the historical financial data for:

  •
  our Owned Hotels;

  •
  our Joint Venture Hotels;

  •
  our management company subsidiary, MHG Management Company; and

  •
  the rights and obligations of Morgans Hotel Group LLC to be contributed to Morgans Group LLC in the Formation and Structuring Transactions, immediately prior to this offering.

        See "Formation and Structuring Transactions".

        We consolidate the results of operations for all of our Owned Hotels. Certain food and beverage operations at five of our Owned Hotels are operated under 50/50 joint ventures with restaurateur Jeffrey Chodorow. We believe that we are the primary beneficiary of the entities because we absorb the majority of any restaurant ventures' expected losses or residual returns. Therefore, these restaurant ventures are consolidated in our financial statements with our partner's share of the results of operations recorded as minority interest in the accompanying financial statements. This minority interest is based upon 50% of the income of the venture after giving effect to rent and other administrative charges payable to the hotel.

        We own partial interests in the Joint Venture Hotels and certain food and beverage operations at two of the Joint Venture Hotels. We account for these investments using the equity method as we believe we do not exercise control over significant asset decisions such as buying, selling or financing nor are we the primary beneficiary of the entities. Under the equity method, we increase our investment in unconsolidated joint ventures for our proportionate share of net income and contributions and decrease our investment balance for our proportionate share of net losses and distributions. We operate Joint Venture Hotels under management agreements which expire as follows:

  •
  Sanderson—April 2010 (with two ten year extensions at our option)

  •
  St. Martins Lane—September 2009 (with two ten year extensions at our option)

  •
  Shore Club—July 2022

        We generated net losses for the nine months ended September 30, 2005 and for the years ended December 31, 2004, 2003 and 2002 primarily due to our interest expense exceeding our operating income. Revenues increased by $5.7 million in 2003 compared to 2002 and by $23.8 million in 2004 compared to 2003. Despite these revenue increases, we continued to generate net losses due to increased interest expense. Interest expense increased by $15.0 million in 2003 compared to 2002 primarily due to default interest on a $100.0 million mezzanine loan and penalty interest on the Clift loan. Interest expense further increased by $9.9 million in 2004 compared to 2003 due to the writeoff of deferred financing costs, extension fees, exit fees and other fees related to the refinancing of debt in 2004. With the refinancing of our debt on five hotels in June 2005 and after giving effect to the Formation and Structuring Transactions, we anticipate a reduction in our interest expense in 2006.

Factors Affecting Our Results of Operations

        Revenues.    Changes in our revenues are most easily explained by three performance indicators that are commonly used in the hospitality industry:

  •
  occupancy,

  •
  average daily rate, or ADR, and

  •
  revenue per available room, or RevPAR, which is the product of ADR and average daily occupancy; but, however, does not include food and beverage revenue, other hotel operating revenue such as telephone, parking and other guest services, or management fee revenue.

        Substantially all of our revenue is derived from the operation of our hotels. Specifically, our revenue consists of:

  •
  Rooms revenue.  Occupancy and ADR are the major drivers of rooms revenue.

  •
  Food and beverage revenue.  Most of our food and beverage revenue is earned by our 50/50 joint ventures and is driven by occupancy of our hotels and the popularity of our bars and restaurants with our local customers.

  •
  Other hotel revenue, which consists of ancillary revenue such as telephone, parking, spa, entertainment and other guest services, are principally driven by hotel occupancy.

  •
  Management fee—related parties revenue.  We earn fees under our management agreements that total 4.5% of Shore Club's total revenues and 4% of the total revenues for our two London properties. In addition, we are reimbursed for allocated chain services, which include certain overhead costs for the hotels that we manage and which are currently recovered at approximately 2.5% of revenues of the hotels we manage.

        Fluctuations in revenues, which tend to correlate with changes in gross domestic product, are driven largely by general economic and local market conditions but can also be impacted by major events, such as terrorist attacks or natural disasters, which in turn affect levels of business and leisure travel.

        The seasonal nature of the hospitality business can also impact revenues. We experience some seasonality in our business; our Miami hotels are generally strongest in the first quarter, whereas our New York hotels are generally strongest in the fourth quarter.

        In addition to economic conditions, supply is another important factor that can affect revenues. Room rates and occupancy tend to fall when supply increases unless the supply growth is offset by an equal or greater increase in demand. One reason why we focus on boutique hotels in key gateway cities is because these markets have significant barriers to entry for new competitive supply, including scarcity of available land for new development and extensive regulatory requirements resulting in a longer development lead time and additional expense for new competitors. A recent trend among hotel owners is the conversion of hotel rooms to condominium apartments which further reduces the available supply of hotel rooms resulting in increased demand for the remaining hotels.

        Finally, competition within the hospitality industry can affect revenues. Competitive factors in the hospitality industry include name recognition, quality of service, convenience of location, quality of the property, pricing, and range and quality of food services and amenities offered. In addition, all of our hotels, restaurants and bars are located in areas where there are numerous competitors, many of whom have substantially greater resources than us. New or existing competitors could offer significantly lower rates or more convenient locations, services or amenities or significantly expand, improve or introduce new service offerings in markets in which our hotels compete, thereby posing a greater competitive threat than at present. If we are unable to compete effectively, we would lose market share, which could adversely affect our revenues.

        Operating Costs and Expenses.    Our operating costs and expenses consist of the costs to provide hotel services, including:

  •
  Rooms expense.  Rooms expense includes the payroll and benefits for the front office, housekeeping, concierge and reservations departments and related expenses, such as laundry, rooms supplies, travel agents commission and reservation expense. Like rooms revenue, occupancy is a major driver of rooms expense, which has a significant correlation with rooms revenue.

  •
  Food and beverage expense.  Similar to food and beverage revenue, occupancy of our hotels and the popularity of our restaurants and bars are the major drivers of food and beverage expense, which has a significant correlation with food and beverage revenue.

  •
  Other departmental expense.  Occupancy is the major driver of other departmental expense, which includes telephone and other expenses related to the generation of other hotel revenue.

  •
  Hotel selling, general and administrative expense consist of administrative and general expenses, such as payroll and related costs, travel expenses and office rent, advertising and promotion expenses, comprising the payroll of the hotel sales teams, the global sales team and advertising, marketing and promotion expenses for our hotel properties, utility expense and repairs and maintenance expenses comprising the ongoing costs to repair and maintain our hotel properties.

  •
  Property taxes, insurance and other consist primarily of insurance costs and property taxes.

  •
  Corporate expenses consist of the cost of our corporate office, net of any cost recoveries, which consists primarily of payroll and related costs, office rent and legal and professional fees. They also include an allocation of the cost of Morgans Hotel Group LLC.

  •
  Depreciation and amortization expense.  Hotel properties are depreciated using the straight-line method over estimated useful lives of 39.5 years for buildings and five years for furniture, fixtures and equipment.

  Other Items

  •
  Interest expense, net.  Includes interest on our debt and amortization of financing costs and is reduced by interest income.

  •
  Equity in loss of unconsolidated joint ventures.  Equity in loss of unconsolidated joint ventures constitutes our share of the net profits and losses of our U.K. hotel joint venture, our U.K. food and beverage joint venture (both of which are 50% owned by us) and Shore Club (in which we have a 7% ownership interest).

  •
  Minority interest.  Minority interest expense constitutes the third-party food and beverage joint venture partner's interest in the profits of the restaurant ventures at certain of our hotels.

  •
  Other non-operating (income) expenses include gains and losses on sale of assets and asset restructurings, costs of abandoned development projects and financings, gain on early extinguishment of debt and other items that do not relate to the ongoing operating performance of our assets.

  •
  Income tax expense.  The United States entities included in our predecessor's combined financial statements are either partnerships or limited liability companies, which are treated similarly to partnerships for tax reporting purposes. Accordingly, Federal and state income taxes have not been provided for in the accompanying combined financial statements as the partners or members are responsible for reporting their allocable share of our predecessor's income, gains, deductions, losses and credits on their individual income tax returns. One of our foreign subsidiaries is subject to U.K. corporate income taxes. Income tax expense is reported at the applicable rate for the periods presented. Certain of our predecessor's subsidiaries are subject to the New York City Unincorporated Business Tax ("UBT"). Income tax expense in our predecessor's financial statements comprises the income taxes paid in the U.K. on the management fees earned by our wholly owned U.K. subsidiary.

        Most categories of variable operating expenses, such as operating supplies and certain labor such as housekeeping, fluctuate with changes in occupancy. Increases in RevPAR attributable to increases in occupancy are accompanied by increases in most categories of variable operating costs and expenses. Increases in RevPAR attributable to improvements in ADR typically only result in increases in limited categories of operating costs and expenses, primarily credit card and travel agent commissions. Thus, improvements in ADR have a more significant impact on improving our operating margins than occupancy.

        Notwithstanding our efforts to reduce variable costs, there are limits to how much we can accomplish because we have significant fixed costs, such as depreciation and amortization, labor costs and employee benefits, insurance and other expenses associated with owning hotels that do not necessarily decrease when circumstances such as market factors cause a reduction in our hotel revenues.

Recent Trends and Events

        Recent Trends.    The U.S. hospitality industry is undergoing a strong recovery from the severe downturn that started in 2001, which was precipitated by the recession of the U.S. economy and was exacerbated by the dramatic decline in travel following the terrorist acts of September 11, 2001. Highlighting the severity of the downturn, year-over-year ADR declined for three consecutive years (2001 - 2003) for the first time since the Great Depression. The decline in ADR in 2003, however, was marginal as industry fundamentals stabilized. In most of the markets in which we own and operate hotels, the recovery commenced in the fourth quarter of 2003 and strengthened in 2004. In certain markets, however, notably the San Francisco market in which we operate one hotel, the recovery has continued to lag.

        The U.S. hospitality industry has continued to recover in 2005, with particularly strong growth in New York City. We believe that, in general, current industry fundamentals are similar to those observed following the last industry downturn, which occurred in the early 1990s. That downturn, which also resulted from a recession in the general economy, was followed by several years of RevPAR growth. We believe that given the current industry relationship between supply and demand and the improving health of the U.S. economy, occupancy and ADR will continue the improvement that began in the fourth quarter of 2003, and that U.S. hospitality RevPAR will follow the business cycle on its upward swing, although there can be no assurances that such improvements will occur.

        The London hospitality market has experienced slower growth in 2005 due in part to the strength of the British pound against the U.S. dollar and most recently to the terrorist attacks of July 7 and July 21, 2005.

        Recent Events.    In addition to the recent trends described above, we expect that the following events will cause our future results of operations to differ from our historical performance.

        Formation and Structuring Transactions.    The following items associated with the consummation of the Formation and Structuring Transactions described above under "Prospectus Summary—Formation and Structuring Transactions" and this offering will affect our future results of operations:

  •
  as a result of the refinancing of existing debt obligations, interest expense will decline. Assuming we had $285.0 million of mortgage debt, our new $80.0 million term loan and $80.7 million of financing and capital lease obligations (the amounts we expect to have outstanding after giving effect to this offering and the use of proceeds therefrom) outstanding during such periods, based on the actual interest rates applicable during such periods, our interest expense would have been $28.8 million for the year ended December 31, 2004 and $23.6 million for the nine months ended September 30, 2005, as compared to the $67.2 million and $59.5 million of interest expense actually incurred during the respective periods;

  •
  as a result of stock-based compensation issued in connection with this offering, we will begin recording stock-based compensation expense of approximately $7.0 million per year over the 3-year vesting period of the related awards;

  •
  we will be subject to New York State and New York City real property transfer taxes as a result of sales of our shares by the current owners of our predecessor; and

  •
  we will be subject to income taxes.

        Development of Delano Las Vegas and Mondrian Las Vegas, purchase of James Hotel Scottsdale and extension of Delano.    The results of Delano Las Vegas and Mondrian Las Vegas will be included in equity in income (loss) of unconsolidated joint ventures, the acquisition of the James Hotel Scottsdale and the extension of Delano are expected to increase revenues and operating costs.

Operating Results

Comparison of Nine Months Ended September 30, 2005 to Nine Months Ended September 30, 2004

        The following table presents our operating results for the nine months ended September 30, 2005 and the nine months ended September 30, 2004, including the amount and percentage change in these results between the two periods.

	Nine Months Ended September 30,
				Change (%)
	2005	2004	Change ($)
	(unaudited)
	(in thousands)
Revenues:
Rooms	$110,853	$93,379	$17,474	18.7%
Food and beverage	64,037	61,483	2,554	4.2%
Other hotel	8,558	8,208	350	4.3%

Total hotel revenues	183,448	163,070	20,378	12.5%
Management fee—related parties	6,798	6,336	462	7.3%

Total revenues	$190,246	$169,406	$20,840	12.3%

Operating Costs and Expenses:
Rooms	29,368	26,699	2,669	10.0%
Food and beverage	40,271	38,258	2,013	5.3%
Other departmental	3,017	2,611	406	15.5%
Hotel selling, general and administrative	38,096	34,537	3,559	10.3%
Property taxes, insurance and other	9,525	9,448	77	0.8%

Total hotel operating expenses	120,277	111,553	8,724	7.8%
Corporate expenses	12,379	12,595	(216)	(1.7)%
Depreciation and amortization	20,295	20,608	(313)	(1.5)%

Total operating costs and expenses	152,951	144,756	8,195	5.7%

Operating income	37,295	24,650	12,645	51.3%
Interest expense, net	59,458	51,780	7,678	14.8%
Equity in loss of unconsolidated joint ventures	4,569	2,507	2,062	82.2%
Minority interest	3,138	2,943	195	6.6%
Other non-operating (income) expenses	(1,298)	(3,985)	2,687	(67.4)%

Loss before income tax expense	(28,572)	(28,595)	23	(0.1)%
Income tax expense	574	603	(29)	(4.8)%

Net loss	(29,146)	(29,198)	52	(0.2)%
Other comprehensive income:
Foreign currency translation (loss) gain	(488)	343	(831)	(1)

Comprehensive loss	$(29,634)	$(28,855)	$(779)	2.7%

(1)
Not meaningful.

        Total Hotel Revenues.    Total hotel revenues increased 12.5% to $183.5 million for the nine months ended September 30, 2005 compared to $163.1 million for the nine months ended September 30, 2004. RevPAR from the Owned Hotels increased 19.6% to $216 for the nine months ended September 30, 2005 compared to $181 for the nine months ended September 30, 2004. The components of RevPAR from the Owned Hotels for the nine months ended September 30, 2005 and 2004 are summarized as follows:

	Nine Months Ended September 30,
				Change (%)
	2005	2004	Change ($)
Occupancy	81.3%	75.4%	—	7.9%
ADR	$266	$240	$26	10.8%
RevPAR	$216	$181	$35	19.6%

        Rooms revenue increased 18.7% to $110.9 million for the nine months ended September 30, 2005 compared to $93.4 million for the nine months ended September 30, 2004, due to the increase in occupancy and ADR shown above. This growth was driven primarily by our three New York City properties, each of which experienced RevPAR growth of more than 20% in the first nine months of 2005 compared to 2004. The hotel industry in New York City is undergoing a robust recovery from the downturn that followed the recession of 2001 and the terrorist attacks of September 11, 2001. The impact of this recovery in demand has been intensified by a slowdown in the growth of supply, in part attributable to a recent trend of converting prominent hotels fully or in part to residential apartments, thereby reducing the supply of hotel rooms in the city. Additionally, Mondrian (RevPAR growth of 15.9%) and Delano (RevPAR growth of 12.5%) also achieved double digit RevPAR growth in the first nine months of 2005 compared to the first nine months of 2004.

        Food and beverage revenue increased 4.2% to $64.0 million for the nine months ended September 30, 2005 compared to $61.5 million for the nine months ended September 30, 2004. Since our restaurants and bars are destinations in their own right, with a local customer base in addition to hotel guests, their revenue performance is driven by market factors in the local restaurant and bar business in addition to hotel occupancy. While all our hotels food and beverage revenues increased, the strongest food and beverage revenue growth was achieved at Delano and Mondrian, with growth of 8.2% and 4.0%, respectively, during the nine months ended September 30, 2005 as compared to the nine months ended September 30, 2004. Delano's revenues increased for the nine months ended September 30, 2005 as compared to the nine months ended September 30, 2004 due in part to the impact on revenues of the mandatory evacuation of Miami Beach for six days in September 2004 and related travel-advisory warnings as a result of hurricanes and storms in the area. The increase in Mondrian's food and beverage revenue is primarily the result of menu price increases and the result of increased attention to service and staff training.

        Other hotel revenue increased 4.3% to $8.6 million for the nine months ended September 30, 2005 compared to $8.2 million for the nine months ended September 30, 2004. This revenue increase was achieved despite continuing declines in telephone revenue due to the industry-wide increase in cellphone use among hotel guests. Telephone revenues were down $0.5 million, or 15.1%, in the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004. The revenue increases were achieved primarily at Delano, Hudson and Clift, with the largest component being Delano spa revenues, which increased by 20.2%, or $0.2 million, due to increased promotion.

        Management Fee—Related Parties.    Management fee-related parties revenue increased 7.3% to $6.8 million for the nine months ended September 30, 2005 compared to $6.3 million for the nine months ended September 30, 2004. Increased revenue at the Joint Venture Hotels resulted in increased fees of $0.5 million.

Operating Costs and Expenses

        Rooms expense increased 10.0% to $29.4 million for the nine months ended September 30, 2005 compared to $26.7 million for the nine months ended September 30, 2004. This increase is primarily attributable to the hotels which experienced the largest increases in occupancy and rooms revenue, notably Hudson, Royalton and Delano. Increased occupancies caused increased variable labor costs in housekeeping, bell staff and the front office. The increased occupancy also caused increases in other expenses, such as room supplies and laundry. Increased revenue also results in increased travel agent commissions, which are a component of rooms expense and are a fixed percentage of commissionable revenue.

        Food and beverage expense increased 5.3% to $40.3 million for the nine months ended September 30, 2005 compared to $38.3 million for the nine months ended September 30, 2004, due, in particular, to the continuing impact of the phase-in of union pay and benefit rates at Hudson, where food and beverage expense increased by 7.7%, while revenue only increased by 3.6%. During the first two years after the opening of Hudson, October 2000 through October 2002, the hotel's food & beverage employees were not subject to union pay and benefit scales. Under the agreement with the union, effective October 2002, these employees were brought up to 75% of union pay scale and 62% of union benefit scale. Thereafter, the agreement specified additional increases until October 2005 at which time these employees were brought up to 100% of union pay and benefit scales. Also, our union hotels in New York and San Francisco experienced payroll and benefit cost increases in line with, or higher than, inflation.

        Other departmental expense increased 15.5% to $3.0 million for the nine months ended September 30, 2005 compared to $2.6 million for the nine months ended September 30, 2004, primarily due to the change in the Delano valet parking contract. This change meant that Delano now recognizes gross revenues and expenses from the valet parking operation. Prior to the change, Delano only recognized the fee it received from the valet parking operator. This increased other departmental expense by approximately $0.4 million.

        Hotel selling, general and administrative expense increased 10.3% to $38.1 million for the nine months ended September 30, 2005 compared to $34.5 million for September 30, 2004. Of this $3.6 million increase, $2.0 million was attributable to administrative and general expenses, which consisted primarily of increased credit card commissions due to higher revenues and increases in accounting staff. An additional $0.8 million of the overall increase was attributable to increased electric and gas costs which are a result of increased utility costs, a trend seen throughout the industry in our hotel markets.

        Depreciation and amortization decreased by 1.5% to $20.3 million for the nine months ended September 30, 2005 compared to $20.6 million for the nine months ended September 30, 2004. Some of our assets, including furniture, fixtures and equipment, are depreciated over five years, and a portion of these assets became fully depreciated during 2004.

        Interest Expense, net.    Interest expense, net increased 14.8% to $59.5 million for the nine months ended September 30, 2005 compared to $51.8 million for the nine months ended September 30, 2004 due to:

  •
  increased amortization of deferred financing costs of $9.5 million due to the refinancing of the debt on our five jointly financed U.S. hotel properties (Morgans, Royalton, Hudson, Delano and Mondrian) on June 29, 2005, which required all deferred financing costs related to the old debt to be written off and charged to interest expense, net;

  •
  prepayment fees of $10.3 million resulting from the June 29, 2005 refinancing; and

  •
  increased interest expense on mortgage and other debt of $9.7 million due to additional mortgage debt on our five jointly financed U.S. hotels, the proceeds of which were used to pay off more expensive mezzanine debt in the August 2004 refinancing.

  Partly offsetting the above increases in interest expense, net was:

  •
  reduced mezzanine debt interest expense (excluding amortization of deferred financing costs and prepayment fees) of $24.5 million due to the repayment in full during 2004 of a $100.0 million loan and $55.0 million mezzanine debt on Hudson.

        The components of "Interest expense, net" for the nine months ended September 30, 2005 are summarized as follows:

  •
  mortgage debt ($30.3 million);

  •
  mezzanine debt ($8.5 million);

  •
  other debt ($8.3 million);

  •
  amortization of financing costs ($12.8 million); offset by

  •
  interest income ($0.4 million).

        The mortgage and mezzanine debt categories include the prepayment/exit fees incurred in June 2005, when the existing debt on the five jointly financed U.S. hotel properties was re-financed.

        The weighted average interest rates for the nine months ended September 30, 2004 and 2005 were 11.6% and 9.8%, respectively. At September 30, 2005, 100% of our mortgage and mezzanine debt had variable interest rates but with a LIBOR cap of 4.25%.

        Equity in loss of unconsolidated joint ventures increased 82.2% to $4.6 million for the nine months ended September 30, 2005 compared to $2.5 million for the nine months ended September 30, 2004 due to the increased loss from Morgans Hotel Group Europe Limited, our U.K. affiliate, of $3.9 million (a $1.6 million increase over 2004). This increased loss was primarily attributable to the write-off of deferred financing costs relating to the waiver agreement entered into in August 2004 (as described below), plus increased mortgage interest expense due to default interest. Morgans Hotel Group London Limited, a wholly-owned subsidiary of Morgans Hotel Group Europe Limited, was in violation of certain loan covenants and received a waiver from the lender through March 31, 2005. Although the waiver expired on March 31, 2005, the lender did not take any action to accelerate the indebtedness. In November 2005, Morgans Hotel Group London Limited refinanced the existing debt with a new lender.

        The components of RevPAR from the Joint Venture Hotels for the nine months ended September 30, 2004 and 2005 are summarized as follows:

	Nine Months Ended September 30,
				Change (%)
	2005	2004	Change ($)
Occupancy	68.6%	67.6%	—	1.4%
ADR	$370	$347	$23	6.6%
RevPAR	$254	$235	$19	8.1%

        The increase in RevPAR is primarily due to a 17.1% increase in RevPAR at Shore Club while RevPAR at the London hotels increased by approximately 1.8% for the nine months ended September 30, 2005 as compared to the nine months ended September 30, 2004.

Comparison of Year Ended December 31, 2004 To Year Ended December 31, 2003

        The following table presents our operating results for the year ended December 31, 2004 and the year ended December 31, 2003, including the amount and percentage change in these results between the two periods.

	2004	2003	Change ($)	Change (%)
	(in thousands)
Revenues:
Rooms	$131,367	$112,257	$19,110	17.0%
Food and beverage	82,475	78,900	3,575	4.5%
Other hotel	11,725	13,030	(1,305)	(10.0)%

Total hotel revenues	225,567	204,187	21,380	10.5%
Management fee—related parties	8,831	6,456	2,375	36.8%

Total revenues	$234,398	$210,643	$23,755	11.3%

Operating Costs and Expenses:
Rooms	37,070	33,520	3,550	10.6%
Food and beverage	51,876	48,252	3,624	7.5%
Other departmental	3,452	4,341	(889)	(20.5)%
Hotel selling, general and administrative	48,944	44,430	4,514	10.2%
Property taxes, insurance and other	12,619	12,979	(360)	(2.8)%

Total hotel operating expenses	153,961	143,522	10,439	7.3%
Corporate expenses	15,375	13,994	1,381	9.9%
Depreciation and amortization	27,348	28,503	(1,155)	(4.1)%

Total operating costs and expenses	196,684	186,019	10,665	5.7%

Operating income	37,714	24,624	13,090	53.2%
Interest expense, net	67,173	57,293	9,880	17.2%
Equity in loss of unconsolidated joint ventures	2,958	3,727	(769)	(20.6)%
Minority interest	3,833	3,346	487	14.6%
Other non-operating (income) expenses	(5,482)	2,077	(7,559)	(1)

Loss before income tax expense	(30,768)	(41,819)	11,051	(26.4)%
Income tax expense	827	652	175	(26.8)%

Net loss	(31,595)	(42,471)	10,876	25.6%
Other comprehensive income:
Foreign currency translation (loss) gain	202	946	(744)	(1)

Comprehensive loss	$(31,393)	$(41,525)	$10,132	(24.4)%

(1)
Not meaningful.

        Total Hotel Revenues.    Total hotel revenues increased 10.5% to $225.6 million in 2004 compared to $204.2 million in 2003. RevPAR from our Owned Hotels increased 16.7% to $191 in 2004 compared to $164 in 2003. The components of RevPAR from our Owned Hotels in 2004 and 2003 are summarized as follows:

	2004	2003	Change ($)	Change (%)
Occupancy	75.7%	70.4%	—	7.5%
ADR	$253	$233	$20	8.5%
RevPAR	$191	$164	$27	16.7%

        Rooms revenue increased 17.0% to $131.4 million in 2004 compared to $112.3 million in 2003, which is directly attributable to the increase in occupancy and ADR shown above. This growth was driven by our three New York City properties, each of which experienced RevPAR growth exceeding 20% in 2004 compared to 2003. In late 2003, the hotel industry in New York City began undergoing a robust recovery from the downturn that followed the recession of 2001 and the terrorist attacks of September 11, 2001.

        Food and beverage revenue increased 4.5% to $82.5 million in 2004 compared to $78.9 million in 2003, driven in part by the increase in hotel occupancy. Since our restaurants and bars are destinations in their own right, with a local customer base in addition to hotel guests, their revenue performance is driven by local market factors in the restaurant and bar business in addition to hotel occupancy. Despite strong occupancy growth at our three New York hotels, Hudson achieved food and beverage revenue growth of 2.3% in 2004 compared to 2003, whereas Royalton and Morgans experienced food and beverage revenue declines of 3.3% and 0.2%, respectively, due to competition from other New York restaurants. The strongest food and beverage revenue growth was achieved at Delano and Mondrian, which achieved growth of 6.2% and 13.2%, respectively.

        Other hotel revenue decreased by 10.0% to $11.7 million in 2004 as compared to $13.0 million in 2003, due to the continued decline of telephone revenues, which is an industry-wide phenomenon primarily caused by the increased use of cellphones. Telephone revenues decreased by $0.8 million from $4.9 million in 2003 to $4.1 million in 2004. Additionally, there was a $0.5 million reduction in parking revenues (and an offsetting reduction in parking expenses) at Mondrian as a result of the change in the Mondrian valet parking contract in June 2003 that resulted in a change to the commission structure.

        Management Fee—Related Parties.    During 2004 and 2003, management fee—related parties comprised continuing fee income from our contracts to manage our Joint Venture Hotels. Additionally, from November 2003 until its termination in June 2005, management fee revenue also included fees earned on the management contract with the Gramercy Park Hotel. Management fee—related parties increased 36.8% to $8.8 million in 2004 compared to $6.5 million in 2003, due primarily to the fees earned from the Gramercy Park Hotel, which were $1.2 million higher in 2004 compared to 2003. We commenced management of this hotel in November 2003, and fees earned in 2003 were minimal. Our management agreement with this hotel terminated in June 2005. Additionally, management fees earned under the contracts with the two London hotels showed strong growth ($0.7 million increase in 2004) as the London market began to recover from its downturn. Management fees earned from Shore Club also showed strong growth ($0.4 million increase in 2001) as Shore Club, which opened in 2001, became more established in the Miami market.

Operating Costs and Expenses

        Rooms expense increased 10.6% to $37.0 million in 2004 compared to $33.5 million in 2003. In particular, this increase took place in the three New York hotels, which experienced the largest increases in occupancies and rooms revenue. Increased occupancies caused increased variable labor costs in housekeeping, bell staff and the front office. The increased occupancy also causes increases in other expenses, such as room supplies and laundry. Increased revenues also result in increased travel agents commission, which is a component of rooms expenses and is a fixed percentage of commissionable revenue. Finally, in 2004 we recognized a one-time expense of $0.6 million resulting from the write-off of certain inventory items previously carried on the balance sheet, such as linens and room supplies, which are now expensed when purchased.

        Food and beverage expense increased 7.5% to $51.9 million in 2004 compared to $48.3 million in 2003, due to the phase-in of union pay and benefit rates at Hudson, where food and beverage expenses increased by 15.6%, while revenues only increased by 2.3%. The 7.5% increase in food and beverage expenses from 2003 to 2004 was greater than the 4.5% growth in food and beverage revenues from 2003 to 2004.

        Other departmental expense declined 20.5 % to $3.5 million in 2004 compared to $4.3 million in 2003, primarily due to the change in the Mondrian parking contract described above, which resulted in the gross revenues and expenses of the parking operation being transferred to the books of the third-party parking company.

        Hotel selling, general and administrative expense increased 10.2% to $48.9 million in 2004 compared to $44.4 million in 2003.

  •
  This increase was primarily attributable to higher advertising and promotion expenses, which increased by $2.1 million. The increase of $2.1 million is attributable to increased sales commissions ($0.6 million increase in 2004 as compared to 2003) and a return of other sales and marketing expenses to more normal levels after internal spending restrictions imposed during the Iraq War were lifted.

  •
  Administrative and general expenses, which consist primarily of payroll and related costs, professional fees, travel expenses and office rent, increased by $0.9 million. This increase was directly attributable to increased credit card commissions ($0.6 million increase), which is directly attributable to the increase in revenues.

  •
  Repair and maintenance expenses increased by $1.0 million due to the increase in hotel occupancies, which led to greater wear and tear on the properties and higher needs for maintenance. Despite this increase, repairs and maintenance expense as a percentage of total hotel revenues remained steady at approximately 4% in 2004.

        Property taxes, insurance and other expense decreased 2.8% to $12.6 million in 2004 compared to $13.0 million in 2003, due to reductions achieved in property insurance as insurance market conditions improved in 2004 compared to 2003.

        Corporate expenses increased 9.9% to $15.4 million in 2004 compared to $14.0 million in 2003, primarily attributable to an increase in incentive bonus payments in 2004 of $0.9 million, due to the recovery in the business which resulted in bonus targets being achieved to a greater extent than they were in 2003.

        Depreciation and amortization decreased 4.1% to $27.3 million in 2004 compared to $28.5 million in 2003. Some of our assets, including furniture, fixtures and equipment, are depreciated over five years, and a portion of these assets became fully depreciated during 2003 and 2004.

        Interest Expense, net.    Interest expense, net increased 17.2% to $67.2 million in 2004 compared to $57.3 million in 2003. The $9.9 million increase in interest expense, net was due to:

  •
  $3.4 million increase in amortization of deferred financing costs, as a result of the write-off of all remaining deferred financing costs related to $100 million of mezzanine debt and $255 million of mortgage debt in connection with a refinancing of that debt in August 2004; and

  •
  $5.7 million increase in extension fees, exit fees and other fees relating to the $255 million of mortgage debt secured on Morgans, Royalton, Delano and Mondrian that was refinanced in August 2004.

        The components of "Interest expense, net" in 2004 are summarized as follows:

  •
  mortgage debt ($32.6 million);

  •
  mezzanine debt ($23.5 million);

  •
  other debt ($5.8 million);

  •
  amortization of financing costs ($5.6 million); offset by

  •
  interest income ($0.3 million).

        The weighted average interest rates in 2004 and 2003 were 11% and 10%, respectively.

        Equity in loss of unconsolidated joint ventures decreased 20.6% to $3.0 million in 2004 compared to $3.7 million in 2003, due primarily to the improved revenues and profits of our U.K. food and beverage joint venture—specifically the food and beverage operations and bars at St Martins Lane and the bars at Sanderson.

        The components of RevPAR from the Joint Venture Hotels for 2003 and 2004 are summarized as follows:

	2004	2003	Change ($)	Change (%)
Occupancy	68.3%	61.2%	—	11.6%
ADR	$354	$314	$40	12.8%
RevPAR	$242	$192	$50	25.9%

        Other non-operating (income) expense in 2004 improved by $7.6 million to income of $5.5 million in 2004 compared to expense of $2.1 million in 2003. Other non-operating (income) expense in 2004 was primarily comprised of a $4.0 million discount on the repayment of $100.0 million of corporate debt, $2.2 million of a gain on the purchase at a discount of certain creditor claims in connection with the Clift bankruptcy and $1.7 million of a gain on the sale of tax credits. These amounts were partially offset by $0.8 million in impairment charges related to food and beverage operations at the Royalton and certain equipment at the Hudson. Other non-operating (income) expense in 2003 included a $2.6 million provision related to a contract with a third-party. This was partially offset by the $0.4 million increase in Clift bankruptcy expenses and the $0.5 million one-time impact of the consolidation of Royalton food and beverage operations in 2004. In August 2003, Clift Holdings LLC, our wholly owned subsidiary which owned Clift filed for voluntary Chapter 11 bankruptcy protection. In October 2004, Clift Holdings LLC emerged out of bankruptcy protection pursuant to a plan of reorganization whereby Clift Holdings LLC sold the hotel to an unrelated party for $71.0 million and then leased it back for a 99-year lease term. This transaction is accounted for as a financing.

        Income tax expense increased 26.8% to $0.8 million in 2004 compared to $0.7 million in 2003 due to increased revenues from the U.K. hotels, plus the change in the U.S. dollar/British pound exchange rate from 2003 to 2004.

Comparison of Year Ended December 31, 2003 To Year Ended December 31, 2002

        The following table presents our operating results for the year ended December 31, 2003 and the year ended December 31, 2002, including the amount and percentage change in these results between the two periods.

	2003	2002	Change ($)	Change (%)
	(in thousands)
Revenues:
Rooms	$112,257	$106,288	$5,969	5.6%
Food and beverage	78,900	78,781	119	0.2%
Other hotel	13,030	15,780	(2,750)	(17.4)%

Total hotel revenues	204,187	200,849	3,338	1.7%
Management fee—related parties	6,456	4,076	2,380	58.4%

Total revenues	$210,643	$204,925	$5,718	2.8%

Operating Costs and Expenses:
Rooms	33,520	30,225	3,295	10.9%
Food and beverage	48,252	47,370	882	1.9%
Other departmental	4,341	4,913	(572)	(11.6)%
Hotel selling, general and administrative	44,430	46,691	(2,261)	(4.8)%
Property taxes, insurance and other	12,979	12,937	42	0.3%

Total hotel operating expenses	143,522	142,136	1,386	1.0%
Corporate expenses	13,994	9,530	4,464	46.8%
Depreciation and amortization	28,503	28,256	247	0.9%

Total operating costs and expenses	186,019	179,922	6,097	3.4%

Operating income	24,624	25,003	(379)	(1.5)%
Interest expense, net	57,293	42,248	15,045	35.6%
Equity in loss of unconsolidated joint ventures	3,727	3,793	(66)	(1.7)%
Minority interest	3,346	2,765	581	21.0%
Other non-operating (income) expenses	2,077	(534)	2,611	(1)

Loss before income tax expense	(41,819)	(23,269)	(18,550)	79.7%
Income tax expense	652	576	76	13.2%

Net loss	(42,471)	(23,845)	(18,626)	78.1%
Other comprehensive income:
Foreign currency translation (loss) gain	946	1,168	(222)	(1)

Comprehensive loss	$(41,525)	$(22,677)	$(18,848)	83.1%

(1)
Not meaningful.

        Total Hotel Revenues.    Total hotel revenues increased 1.7% to $204.2 million in 2003 compared to $200.8 million in 2002. RevPAR from the Owned Hotels in 2003 increased 5.5% to $164 compared to RevPAR in 2002 of $155. The components of RevPAR from our Owned Hotels in 2003 and 2002 are summarized as follows:

	2003	2002	Change ($)	Change (%)
Occupancy	70.4%	66.3%	—	6.2%
ADR	$233	$234	$(1)	(0.6)%
RevPAR	$164	$155	$9	5.5%

        Rooms revenue increased 5.6% to $112.3 million in 2003 compared to $106.3 million in 2002. Most hotels were significantly impacted by the Iraq War in the spring of 2003 that dramatically reduced international travel for that period. The New York hotels saw the beginnings of a recovery in the fourth quarter of 2003, however, this was offset by the losses during the period of the Iraq War, resulting in revenues for the New York hotels approximately flat for the year as a whole. The two hotels that contributed most of the company's RevPAR gains in 2003 were Clift and Mondrian, but those two hotels also accounted for most of the decline in ADR. Clift had re-opened in September 2001 after its renovation, immediately prior to the terrorist attacks of September 11, 2001. As a result, the hotel experienced difficulty establishing itself in the market in 2001 and 2002. In 2003, Clift was marketed more aggressively and the hotel's occupancy improved substantially from 47% to 64%, albeit at the expense of ADR, which declined 11.2%. Mondrian was also able to boost occupancy, somewhat at the expense of rate, by marketing the hotel more aggressively and improved revenue management.

        Food and beverage revenue increased 0.2% to $78.9 million in 2003 compared to $78.8 million in 2002. Mondrian and Delano, with their urban resort positioning, were able to achieve increases of 9.1% and 5.8%, respectively. The New York hotels all experienced declines due to the reduction in travel during the Iraq War, whereas Clift's food and beverage revenues were down despite the large increase in occupancy due to the more price-sensitive customer base in 2003.

        Other hotel revenue decreased 17.4% to $13.0 million in 2003 compared to $15.8 million in 2002, which was due to the industry-wide decline in telephone revenues, primarily caused by the increased use of cellphones, and which accounted for $1.7 million of the $2.8 million decline. The remaining declines in other revenues were at Hudson and Mondrian. At Mondrian, the change in valet parking operator in June 2003 resulted in revenues and expenses, that had previously been recognized by Mondrian, being now recognized by the new valet parking operator, with Mondrian receiving just commission income. This resulted in a reduction in other revenue of $0.8 million.

        Management Fee—Related Parties.    Management fee—related parties, which principally comprises continuing fee income from our contracts with our Joint Venture Hotels, increased 58.4% to $6.5 million in 2003 compared to $4.1 million in 2002, primarily due to a full year of Shore Club revenues being included in 2003, compared to only six months in 2002. Shore Club also saw a substantial increase in revenues in 2003, our first full year of management, compared to 2002, with the opening of Skybar in January 2003 being a significant source of additional revenues.

Operating Costs and Expenses.

        Rooms expense increased 10.9% to $33.5 million in 2003 compared to $30.2 million in 2002, which was due to the growth in rooms revenue, which was almost entirely due to occupancy increases, and, therefore, increased variable labor costs, room supplies and laundry. Increased revenues also result in increased travel agent commissions, which are a component of rooms expenses and is a fixed percentage of commissionable revenue. Additionally, ADR, which has the highest rate of flow through to profit because it does not require increased variable costs, fell during 2003. The 10.9% increase in rooms expense from 2002 to 2003 was greater than the 5.6% growth in room revenues from 2002 to 2003.

        Food and beverage expense increased 1.9% to $48.3 million in 2003 compared to $47.4 million in 2002, which is attributable to Hudson, where food and beverage expenses grew by $1.2 million, while revenues fell by $0.7 million. This resulted from the initial implementation of union wage and benefit scales in October 2002, with further step-ups in 2003, which resulted in significant increases in food and beverage wages and benefits. The 1.9% increase in food and beverage expenses from 2002 to 2003 was greater than the 0.2% increase in food and beverage revenue from 2002 to 2003.

        Other departmental expense decreased 11.6% to $4.3 million in 2003 compared to $4.9 million in 2002, which was due to a reduction in the Mondrian parking expense of $0.7 million due to the change in the parking contract.

        Hotel selling, general and administrative expense decreased by 4.8% to $44.4 million in 2003 compared to $46.7 million in 2002, primarily due to a $1.3 million reduction in legal costs at the Clift resulting from the settlement of certain litigation and a reduction in direct mail and advertising expenses as a direct response to the reduced revenues at the hotels as a result of the Iraq War.

        Corporate expenses increased 46.8% to $14.0 million in 2003 compared to $9.5 million in 2002. These expenses consist primarily of corporate office payroll and related costs, office rent and professional fees. The increase of $4.5 million is primarily attributable to increased corporate office payroll and related expenses of $1.4 million due to the addition of new senior management positions; and design and development labor costs of $2.3 million, which are typically capitalized as part of construction costs but were expensed in 2003 as renovation projects were put on hold due to the recession.

        Interest Expense, net.    Interest expense, net increased 35.6% to $57.3 million in 2003 compared to $42.2 million in 2002. The $15.0 million increase in interest expense, net was due to:

  •
  increased mezzanine debt interest of $9.4 million due to default interest on a $100.0 million mezzanine loan secured by Morgans, Royalton, Delano and Mondrian; and

  •
  increased mortgage debt interest of $5.8 million due to penalty interest on Clift after the loan matured in July 2003 and was not paid at maturity.

        The components of "Interest expense, net" in 2003 are summarized as follows:

  •
  mortgage debt ($26.6 million);

  •
  mezzanine debt ($24.5 million);

  •
  other debt ($4.2 million);

  •
  amortization of financing costs ($2.2 million); offset by

  •
  interest income ($0.2 million).

        The weighted average interest rates in 2003 and 2002 were 10% and 7%, respectively.

        Equity in loss of unconsolidated joint ventures decreased 1.7% to $3.7 million in 2003 compared to $3.8 million in 2002.

        The components of RevPAR from the Joint Venture Hotels for 2003 and 2002 are summarized as follows:

	2003	2002	Change ($)	Change %
Occupancy	61.2%	50.5%	—	21.2%
ADR	$314	$307	$7	2.1%
RevPAR	$192	$155	$37	23.7%

        Other non-operating (income) expense was an expense of $2.1 million in 2003 compared to income of $0.5 million in 2002. The expense in 2003 was primarily attributable to a provision for $2.6 million related to a contract with a third party.

Liquidity and Capital Resources

        Our short-term liquidity requirements consist primarily of funds necessary to pay for operating expenses and other expenditures directly associated with our properties, including:

  •
  recurring maintenance capital expenditures necessary to maintain our properties properly;

  •
  interest expense and scheduled principal payments on outstanding indebtedness; and

  •
  capital expenditures incurred to improve our properties.

        During the periods presented, we have funded our short-term liquidity requirements through various sources of capital, including our operating activities, working capital and contributions from our predecessor company's members. Following this offering, we expect our primary sources of cash will come from the operations of our hotels and our working capital. In addition, we expect to enter into a revolving credit facility, as described under "Mortgage and Other Indebtedness Outstanding After This Offering". To the extent that cash flows from operations are insufficient during any quarter, due to temporary or seasonal fluctuations in revenues, we may have to enter into short-term borrowings to meet cash requirements.

        Our short term liquidity requirements include $2.8 million after March 2006 to fund the Chevron put described on page 100 and working capital to fund our reserve accounts. Our reserve accounts consist of restricted cash that is swept by our lenders beginning on the ninth day of each month to fund monthly debt service payments, property, sales and occupancy taxes and insurance premiums of our hotels. For the month ending November 30, 2005, we were required to fund approximately $5.3 million into such reserve accounts. After funding these reserve accounts, we fund operating expenses, our furniture, fixtures and equipment reserve (approximately 4% of total revenues) and interest on our mezzanine loans.

        The purchase of the property across Collins Avenue from Delano for approximately $14.3 million closed in January 2006. We financed this purchase with cash from working capital and the issuance of a $10.0 million promissory note by us to the seller, which initially bears interest at 7%.

        The purchase of the James Hotel Scottsdale is scheduled to close in April 2006, after completion of this offering. We paid an initial 10% deposit at the time of signing of the purchase agreement. We expect to finance the remaining approximately $42.8 million of purchase price out of the net proceeds of this offering, which may be later replaced with permanent mortgage financing. See "Use of Proceeds".

        We plan to renovate several of our existing hotel properties over the next two years at an estimated cost of between $50.0 million and $60.0 million, including the renovation of the James Hotel Scottsdale and the extension of Delano. We also expect to spend additional amounts on pre-development of Delano Las Vegas and Mondrian Las Vegas (as described below). We expect to fund these activities through existing balances, restricted cash, free cash flow and borrowings under our revolving credit facility.

        Once non-recourse project financing has been obtained for our Boyd Gaming Corporation joint venture in Las Vegas (which we expect to obtain by June 30, 2008), we have agreed to contribute approximately $97.5 million in cash to the joint venture ($15.0 million to $17.5 million of which will already have been contributed as part of predevelopment during 2006 and 2007, with approximately half of such amounts to be paid in 2006 and the first quarter of 2007 and the other half to be paid in the second quarter of 2007). See "Certain Relationships and Related Party Transactions—Joint Venture Agreements". We expect to fund this contribution through free cash flow and borrowings under our revolving credit facility.

        We will use a portion of the net proceeds of this offering to retire or pay down a portion of our indebtedness, which we expect will result in savings on interest expense and increased cash flow in future periods. See "Use of Proceeds".

        We believe that our capital structure after giving effect to the offering, including our expected revolving credit facility and cash flow from operations, will provide us with sufficient liquidity to meet our operating expenses and other expenses directly associated with our business and properties.

        Our long-term liquidity requirements consist primarily of funds necessary to pay for scheduled debt maturities, renovations, expansions and other non-recurring capital expenditures that need to be made periodically to our properties, and the costs associated with acquisitions of properties that we pursue. Our long-term liquidity requirements are also affected by a potential liability to a designer for which we have accrued $6.3 million (see note 5 of the Notes to the Combined Financial Statements) and the phase-out from July 2008 through July 2012 of approximately $3.1 million in annual benefits resulting from the property tax abatement at Hudson. During the periods presented, we have funded our long-term liquidity requirements through various sources of capital, including our existing working capital, cash provided by operations and long-term property mortgage indebtedness. We believe that these sources of capital will continue to be available to us in the future to fund our long-term liquidity requirements. However, there are certain factors that may have a material adverse effect on our access to these capital sources. Our ability to incur additional debt is dependent upon a number of factors, including our degree of leverage, the value of our unencumbered assets and borrowing restrictions imposed by existing lenders. See "—Capital Expenditures and Reserve Funds".

        In addition, we believe that, upon the completion of this offering, and as a publicly traded company, we will be able to issue equity and debt to fund our long-term liquidity requirements. However, as a new public company, we cannot assure you that this will be the case. Our ability to incur additional debt depends on a number of factors, including our degree of leverage, the value of our unencumbered assets and borrowing restrictions imposed by existing lenders under our outstanding borrowings, including our expected new revolving credit facility. Our ability to raise funds through the issuance of equity securities depends on, among other things, general market conditions for companies in the hospitality industry and market perceptions about us. We will continue to analyze which source of capital is most advantageous to us at any particular point in time. The capital markets, however, may not be available to us when needed on favorable terms or at all.

        Operating Activities.    Net cash provided by operating activities was $10.0 million for the nine months ended September 30, 2005, compared to $9.8 million of cash used in operating activities for the nine months ended September 30, 2004. The increase in cash provided by operating activities was due to increased earnings before depreciation and amortization in the nine months ended September 30, 2005 and payments of accrued interest made on the refinancing of debt in the nine months ended September 30, 2004.

        Net cash used in operating activities was $22.8 million for 2004 compared to $7.1 million of cash provided by operating activities for 2003. The negative cash from operating activities in 2004 primarily resulted from the debt refinancing that took place in August 2004, which resulted in all accrued interest of $27.1 million on a $100.0 million mezzanine loan being paid in full, including approximately $12.0 million of accrued interest at December 31, 2003. Additionally, with the sale and leaseback of Clift in October 2004, the accrued interest of $14.5 million on the Clift senior debt and a junior secured obligation of $5.8 million net of debt discount were paid in full in 2004—the two items totaling approximately $13.0 million at December 31, 2003.

        Net cash provided by operating activities was $7.1 million for 2003 compared to $0.5 million used in operating activities for 2002. The principal reason for the increase was accrued interest. With our failure to repay a $100.0 million mezzanine loan at its maturity in July 2003 and Clift filing for Chapter 11 bankruptcy protection in August 2003, interest on both loans ceased to be paid and we accrued

$19.0 million of interest (including penalty/default interest) at December 31, 2003. This represented a reduction in cash uses in 2003 for which there was no counterpart in 2002, when all debt service was paid currently.

        Investing Activities.    Net cash used in investing activities amounted to $23.5 million for the nine months ended September 30, 2005 compared to $8.2 million used in investing activities for the nine months ended September 30, 2004. The significant investing activities are summarized below:

  •
  we funded $3.5 million and $3.3 million during the nine months ended September 30, 2005 and 2004, respectively, for capital expenditures for renewals, replacements and room renovations;

  •
  we funded, net of withdrawals, $10.1 million and $1.2 million into reserves for capital replacements during the nine months ended September 30, 2005 and 2004, respectively; and

  •
  we funded $10.2 million and $3.7 million during the nine months ended September 30, 2005 and 2004, respectively, to our non-consolidated joint ventures, including $4.3 million and $2.4 million in the nine months ended September 30, 2005 and 2004, respectively, to Morgans Hotel Group London Limited (a wholly owned subsidiary of Morgans Hotel Group Europe Limited, the joint venture operating company for our U.K. hotels) to fund debt service shortfalls resulting from the substantial principal amortization requirements of our existing U.K. debt and, in the nine months ended September 30, 2005, $4.9 million to acquire a one-third interest in Blackacre's Class B and Class C membership interests in Shore Club. The fundings to Morgans Hotel Group London Limited increased for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004 due to increased principal amortization, interest and loan fees incurred by Morgans Hotel Group London Limited due to its inability to satisfy these obligations without additional funding from its stockholders.

        Net cash used in investing activities amounted to $12.6 million for 2004 compared to $9.1 million used in investing activities for 2003. The significant investing activities are summarized below:

  •
  we disbursed $5.2 million and $4.3 million during 2004 and 2003, respectively, related to capital expenditures for renewals, replacements and major capital programs;

  •
  we funded, net of withdrawals, $2.7 million and $1.9 million into reserves for capital replacements during 2004 and 2003, respectively; and

  •
  we funded $4.9 million and $3.0 million during 2004 and 2003, respectively, to our non-consolidated joint ventures, primarily Morgans Hotel Group Europe Limited., the joint venture operating company for our U.K. hotels to fund debt service shortfalls.

        Net cash used in investing activities amounted to $9.1 million for 2003 compared to $15.4 million used in investing activities for 2002. The significant investing activities are summarized below:

  •
  we disbursed $4.3 million and $9.9 million during 2003 and 2002, respectively, related to capital expenditures for renewals, replacements and major capital programs. The reduction in 2003 compared to 2002 was due to the impact of the recession and the Iraq War and the company's decision as a result to reduce its capital expenditures in response to reduced revenue;

  •
  we funded, net of withdrawals, $1.9 million and had net withdrawals of $1.7 million into/from reserves for capital replacements during 2003 and 2002, respectively; and

  •
  we funded $3.0 million and $7.4 million during 2003 and 2002, respectively, to our non-consolidated joint ventures, primarily Morgans Hotel Group London Limited, a wholly owned subsidiary of Morgans Hotel Group Europe Limited, the joint venture operating company for our U.K. hotels to fund debt service shortfalls. The 2002 amount also includes the initial investment of $6.3 million made to secure the Shore Club management contract.

        Financing Activities.    Net cash provided by financing activities amounted to $24.3 million for the nine months ended September 30, 2005 compared to $24.1 million for the nine months ended September 30, 2004.

        Net cash provided by financing activities amounted to $44.6 million for 2004 compared to $3.7 million provided by financing activities for 2003 and $13.0 million provided by financing activities for 2002.

        The significant recent financing activities are described below:

  •
  In the nine months ended September 30, 2005, the debt on five of our hotels in the United States was refinanced for a total of $580.0 million. In addition to repayment of the debt being refinanced and payment of deferred costs, approximately $83.2 million was distributed to Morgans Hotel Group LLC, the majority of which was used to repay convertible debt and preferred equity of Income Opportunity Fund, an investor in Morgans Hotel Group LLC. No distributions were made to Morgans Hotel Group LLC's equity holders.

  •
  In 2004, the prior debt on five of our hotels in the United States was refinanced for a total of $475.0 million, which was used to repay the existing debt on these hotels. An additional $75.0 million debt repayment was funded from the sale of a hotel by our predecessor's equity owners, which enabled us to repay in full a $100.0 million mezzanine loan. Additionally, Clift exited bankruptcy through a sale and leaseback transaction for total proceeds of $71.0 million, which is accounted for as a financing. The sale and leaseback transaction enabled the former debt on this hotel to be paid off in full.

Debt

        Our debt consists primarily of mortgage notes payable and mezzanine loans in the amount of $579.2 million as of September 30, 2005 secured by five hotels (the "5 Hotel Debt"). The 5 Hotel Debt bears interest at a blended rate of the 30-day LIBOR rate (3.8% at September 30, 2005) plus 360 basis points. The 5 Hotel Debt matures in June 2007 with three consecutive one-year extension options. Upon completion of this offering, the maturity date can be extended to 2010, the interest rate can be reduced and certain prepayment fees can be waived. We have capped the LIBOR rate on the entire amount of the 5 Hotel Debt at 4.25% through June 2007 and, in connection with the completion of this offering, intend to reduce the amount of indebtedness to which that cap is applicable by the amount of 5 Hotel Debt repaid and enter into a forward starting swap that will effectively cap the interest rate on the remaining 5 Hotel Debt through the extended maturity date in June 2010.

        The prepayment clause permits us to prepay in whole or in part the 5 Hotel Debt on any payment date, along with a Spread Maintenance Premium (equal to the amount of the prepayment multiplied by the applicable LIBOR margin multiplied by the ratio of the number of months between the prepayment date and July 2006 divided by 12) and an Exit Fee (equal to 0.25% of the prepayment amount). If the 5 Hotel Debt is prepaid with proceeds of this offering, the Spread Maintenance Premium and Exit Fees are waived except on prepayments of the Class A Portion of our mortgage notes. We expect to prepay a portion of this 5 Hotel Debt with the proceeds of this offering. There are no prepayment fees associated with the portion of the debt we intend to repay in connection with this offering and we intend to adhere to all required provisions for prepayment as described under "Mortgage and Other Indebtedness Outstanding After This Offering". See "Use of Proceeds".

        The 5 Hotel Debt loan documents prohibit the incurrence of additional debt on these hotels unless a prepayment occurs as a result of an initial public offering. In the event of a prepayment with proceeds of such an offering, we may borrow up to the original amount of the loan subject to certain conditions, such as not increasing debt service costs. The 5 Hotel Debt also contains certain covenants including debt service coverage requirements as summarized in "Mortgage and Other Indebtedness Outstanding After This Offering". The debt service coverage covenant requires that the adjusted net cash flow of the hotels, as defined, must not be less than 1.05 times the debt balance multiplied by an imputed interest rate of 8.68%. The debt service coverage ratio increases each year, reaching 1.15 in July 2009. As of September 30, 2005 we were in compliance with the debt service coverage covenant and we anticipate being in compliance after giving effect to the offering.

        We lease Clift under a 99-year non-recourse lease agreement expiring in 2103. The lease is accounted for as a financing with a balance of $74.2 million at September 30, 2005. The lease payments are $2.8 million per year through October 2006 and $6.0 million per year through October 2014 with inflationary increases at five-year intervals thereafter beginning in October 2014.

        We lease two condominium units at Hudson which are reflected as capital leases with balances of $6.1 million at September 30, 2005. Currently annual lease payments total approximately $800,000 and are subject to increase in line with inflation. The leases expire in 2096 and 2098. We also have capital lease obligations related to equipment of $0.5 million at September 30, 2005. For a discussion of significant joint venture hotel debt, see "—Off-Balance Sheet Arrangements".

Contractual Obligations

        The following table summarizes our future payment obligations and commitments as of September 30, 2005 on a pro forma basis giving effect to the Formation and Structuring Transactions:

	Payments due by period
	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
	(in thousands)

Mortgage Notes Payable	$579,194	$5,056	$574,138
Interest on Notes Payable	$74,425	$42,673	$31,752
Capitalized Lease Obligations including amounts representing interest	$119,459	$850	$1,262	$488	$116,859
Operating Lease Obligations	$25,112	$525	$1,035	$589	$22,963
Preferred Equity in Clift due NorthStar including interest	$10,402		$10,402
Clift pre-petition liabilities	$3,357	$336	$3,021
Payable due investor member of Hudson Leaseco LLC.	$2,855		$2,855

        We have a 50/50 joint venture with Chodorow Ventures ("Chodorow") for the purpose of owning and operating restaurants, bars and other food and beverage operations at certain of our hotels. Currently, the joint venture operates the restaurants in Morgans, Hudson, Delano, Mondrian, Clift, Sanderson and St. Martins Lane as well as the bars in Delano, Sanderson and St. Martins Lane. Pursuant to various agreements, the joint venture leases space from the hotel and pays a management fee to Chodorow or its affiliates. The management fee is equal to 3% of the gross revenues generated by the operation. The agreements expire between 2007 and 2010 and generally have two five year renewal periods at the restaurant venture's option.

        In connection with our investment in Shore Club, we entered into a repurchase and reimbursement agreement with Blackacre, one of the investors in Shore Club. Under the agreement, we were obligated to pay the difference between a 12.5% Preferred Return and a 15% Preferred Return on Blackacre's Class B and Class C membership, each as defined. The 2.5% incremental return amounted to approximately $0.9 million at September 30, 2005. In addition, under the agreement, we were required to purchase Blackacre's Class B membership interest in Shore Club under certain circumstances. In August 2005, we purchased 33.3% of Blackacre's Class B and Class C membership interests for $4.8 million. In November 2005, the existing Shore Club debt was re-financed and Blackacre's Class B and Class C membership interests were redeemed at par plus accrued interest relieving us of any future liability under this agreement. In conjunction with this refinancing, Blackacre reimbursed us for our share of the redemption payment net of the incremental return we owed them.

        The table of contractual obligations does not reflect any amounts that might be due to RSA Associates under an Option Agreement, as amounts due are the obligation of Morgans Hotel Group LLC and not our obligation. See "Certain Relationships and Related Party Transactions—Agreements with Ian Schrager".

Seasonality

        The hospitality business is seasonal in nature and we experience some seasonality in our business as indicated in the table below. Our Miami hotels are strongest in the first quarter, whereas our New York hotels are strongest in the fourth quarter. Quarterly revenues also may be adversely affected by events beyond our control, such as extreme weather conditions, terrorist attacks or alerts, natural disasters, airline strikes, economic factors and other considerations affecting travel. Room revenues by quarter for our Owned Hotels during 2003, 2004 and the first nine months of 2005 were as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in millions)
Rooms Revenue
2003	$26.1	$27.0	$26.0	$33.1
2004	$30.0	$33.2	$30.1	$38.0
2005	$35.4	$38.9	$36.6

        To the extent that cash flows from operations are insufficient during any quarter, due to temporary or seasonal fluctuations in revenues, we may have to enter into additional short-term borrowings to meet cash requirements.

Capital Expenditures and Reserve Funds

        We are obligated to maintain reserve funds for capital expenditures at our hotels as determined pursuant to our debt and lease agreements. These capital expenditures relate primarily to the periodic replacement or refurbishment of furniture, fixtures and equipment. Our debt and lease agreements require us to reserve funds at amounts equal to 4% of the hotel's revenues and require the funds to be set aside in restricted cash. In addition, the restaurant joint ventures require the ventures to set aside restricted cash of between 2% to 4% of gross revenues of the restaurant. As of September 30, 2005, $6.7 million was available in restricted cash reserves for future capital expenditures. In addition, under our existing loan agreements, as of September 30, 2005, we had funded a $10.0 million reserve for major capital improvements and were obligated to fund an additional $5.0 million into this reserve in the 12 months commencing June 30, 2005, and an additional $1.0 million in each of the subsequent 12-month periods.

        We plan to renovate several of our hotel properties over the next two years at an estimated cost of between $50.0 million to $60.0 million, including the renovation of the James Hotel Scottsdale and the extension of Delano. We also expect to spend additional amounts during 2006 and 2007 on pre-development of Delano Las Vegas and Mondrian Las Vegas ($15.0 million to $17.5 million). The majority of our capital expenditures at our existing hotels are expected to be funded from these restricted cash and reserve accounts. Our capital expenditures could increase if we decide to acquire, renovate or develop hotels or additional space at existing hotels.

Derivative Financial Instruments

        We use derivative financial instruments to manage our exposure to the interest rate risks related to our variable rate debt. We do not use derivatives for trading or speculative purposes and only enter into contracts with major financial institutions based on their credit rating and other factors. We generally will use outside consultants to determine the fair value of our derivative financial instruments. Such methods incorporate standard market conventions and techniques such as discounted cash flow and option pricing models to determine fair value. We believe these methods of estimating fair value result in general approximation of value, and such value may or may not be realized.

        On June 29, 2005 we entered into an interest rate cap agreement for $580.0 million, the full amount of debt secured by five hotels, with a LIBOR cap of 4.25%. We recognize the change in the fair value of this agreement in interest expense.

Off-Balance Sheet Arrangements

        We own interests in two hotels through a 50/50 joint venture known as Morgans Hotel Group Europe Limited with Burford Hotels Ltd., or Burford. Morgans Hotel Group Europe Limited owns two hotels located in London, England, St. Martins Lane, a 204-room hotel, and Sanderson, a 150-room hotel. Net income or loss and cash distributions or contributions are allocated to the partners in accordance with ownership interests. At September 30, 2005, our book investment in Morgans Hotel Group Europe Limited was $20.5 million. We account for this investment under the equity method of accounting. Our equity in loss of the joint venture amounted to $3.9 million, $2.3 million, $3.0 million, $3.1 million and $3.7 million for the nine months ended September 30, 2005 and 2004 and for the years ended December 31, 2004, 2003 and 2002, respectively.

        Under a management agreement with Morgans Hotel Group Europe Limited, we earn management fees and a reimbursement for allocable chain service and technical service expenses. The management fees are equal to 4.0% of total hotel revenues, including food and beverage, the reimbursement of allocable chain expenses are currently recovered at approximately 2.5% of hotel revenues excluding food and beverage and the technical services fees are a recovery of project specific costs. We also are entitled to an incentive management fee and a capital incentive fee. We did not earn any incentive fees during the nine months ended September 30, 2005 and 2004 or during the years ended December 31, 2004, 2003 and 2002.

        Morgans Hotel Group London Limited, a wholly owned subsidiary of Morgans Hotel Group Europe Limited, was in technical violation of certain loan covenants. Morgans Hotel Group London Limited negotiated a waiver with the lender until March 31, 2005. Although the waiver expired on March 31, 2005, the lender did not take any action to accelerate the indebtedness. In November 2005, Morgans Hotel Group London Limited refinanced the existing debt with a new lender. The existing debt was replaced with new debt of approximately $184.1 million. In connection with this refinancing, our predecessor received approximately $9.7 million as payment on shareholder loans it had advanced to Morgans Hotel Group Europe Limited. These shareholder loans that were originally denominated in British pounds were repaid in British pounds. The resulting currency exchange loss of approximately $0.6 million will be recorded in our combined financial statements for the fourth quarter.

Related Party Transactions

        We have in the past engaged in and currently engage in a number of transactions with related parties. Please see "Certain Relationships and Related Transactions" for a discussion of these and other transactions with related parties.

Critical Accounting Policies

        Our discussion and analysis of our financial condition and results of operations is based upon our combined financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

        We evaluate our estimates on an ongoing basis. We base our estimates on historical experience, information that is currently available to us and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect the most significant judgments and estimates used in the preparation of our combined financial statements.

  •
  Impairment of long-lived assets.    We periodically review each property for possible impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. In this analysis of fair value, we use discounted cash flow analysis to estimate the fair value of our properties taking into account each property's expected cash flow from operations, holding period and net proceeds from the dispositions of the property. The factors we address in determining estimated net proceeds from disposition include anticipated operating cash flow in the year of disposition, terminal capitalization rate and selling price per room. Our judgment is required in determining the discount rate applied to estimated cash flows, the growth rate of the properties, the need for capital expenditures, as well as specific market and economic conditions. Additionally, the classification of these assets as held-for-sale requires the recording of these assets at our estimate of their fair value less estimated selling costs which can affect the amount of impairment recorded.

  •
  Depreciation and amortization expense.    Depreciation expense is based on the estimated useful life of our assets. The respective lives of the assets are based on a number of assumptions made by us, including the cost and timing of capital expenditures to maintain and refurbish our hotels, as well as specific market and economic conditions. Hotel properties and other completed real estate investments are depreciated using the straight-line method over estimated useful lives of 39.5 years for buildings and five years for furniture, fixtures and equipment. While our management believes its estimates are reasonable, a change in the estimated lives could affect depreciation expense and net income or the gain or loss on the sale of any of our hotels or other assets. We have not changed the estimated useful lives of any of our assets during the periods discussed.

  •
  Derivative instruments and hedging activities.    Derivative instruments and hedging activities require us to make judgments on the nature of our derivatives and their effectiveness as hedges. These judgments determine if the changes in fair value of the derivative instruments are reported as a component of interest expense in the consolidated and combined statements of operations or as a component of equity on the consolidated and combined balance sheets. While we believe our judgments are reasonable, a change in a derivative's fair value or effectiveness as a hedge could affect expenses, net income and equity. None of our derivatives held during the periods presented qualified for effective hedge accounting treatment.

  •
  Consolidation Policy.    Certain food and beverage operations at five of our Owned Hotels are operated under 50/50 joint ventures. We believe that we are the primary beneficiary of the entities because we absorb the majority of the restaurant ventures' expected losses and residual returns. Therefore, the restaurant ventures are consolidated in our financial statements with our partner's share of the results of operations recorded as minority interest in the accompanying financial statements. We own partial interests in the Joint Venture Hotels and certain food and beverage operations at two of the Joint Venture Hotels. We account for these investments using the equity method as we believe we do not exercise control over significant asset decisions such as buying, selling or financing nor are we the primary beneficiary of the entities. Under the equity method, we increase our investment in unconsolidated joint ventures for our proportionate share of net income and contributions and decrease our investment balance for our proportionate share of net loss and distributions.

Quantitative and Qualitative Disclosures About Market Risk

        Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevailing market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. Some of our outstanding debt has a variable interest rate. As described in "—Derivative Financial Instruments" above, we use some derivative financial instruments, primarily interest rate caps, to manage our exposure to interest rate risks related to our floating rate debt. We do not use derivatives for trading or speculative purposes and only enter into contracts with major financial institutions based on their credit rating and other factors. As of September 30, 2005, our total outstanding debt, including capitalized lease obligations, was approximately $659.9 million, of which approximately $579.2 million, or 87.8%, was variable rate debt. If market rates of interest on our variable rate debt increase by 1.0% or 100 basis points, the increase in interest expense would reduce future pre-tax earnings and cash flows by approximately $2.6 million annually. The maximum annual amount the interest expense would increase on our variable rate debt is $2.6 million due to our interest rate cap agreement. This agreement caps LIBOR at 4.25% and expires in July 2007. At September 30, 2005, the LIBOR rate was 3.8%. If market rates of interest on our variable rate debt decrease by 1.0%, or 100 basis points, the decrease in interest expense would increase pre-tax earnings and cash flows by approximately $5.8 million annually. If market rates of interest increase by 1.0%, or approximately 100 basis points, the fair value of our fixed rate debt would decrease by approximately $9.3 million. If market rates of interest decrease by 1.0%, or approximately 100 basis points, the fair value of our fixed rate debt would increase by $12.1 million.

        Interest risk amounts were determined by considering the impact of hypothetical interest rates on our financial instruments. These analyses do not consider the effect of a reduced level of overall economic activity. If overall economic activity is significantly reduced, we may take actions to further mitigate our exposure. However, because we cannot determine the specific actions that would be taken and their possible effects, these analyses assume no changes in our financial structure.

Currency Exchange Risk

        As we have international operations with our two London hotels, currency exchange risk between the U.S. dollar and the British pound arises as a normal part of our business. We reduce this risk by transacting this business in British pounds. We have not repatriated earnings from our London hotels because of our historical net losses in our United Kingdom operations. As a result, any funds repatriated from the United Kingdom are considered a return of capital and require court approval. A change in prevailing rates would have, however, an impact on the value of our equity in Morgans Hotel Group Europe Limited. The U.S. dollar/British pound currency exchange is currently the only currency exchange rate to which we are directly exposed. Generally, we do not enter into forward or option contracts to manage our exposure applicable to net operating cash flows.

OUR BUSINESS AND PROPERTIES

Overview

        We are a fully integrated hospitality company that operates, owns, acquires and redevelops boutique hotels in gateway cities and select resort markets in the United States and Europe. We are widely credited with establishing and defining the rapidly expanding boutique hotel sector. Over our 21-year operating history, we have gained experience operating in a variety of market conditions. We own or partially own and manage a portfolio of nine luxury hotel properties in New York, Miami, Los Angeles, San Francisco and London comprising over 2,500 rooms. Each of our owned hotels was acquired and renovated by the Morgans Group and was designed by a world-renowned designer.

        Unlike traditional brand-managed or franchised hotels, boutique hotels provide their guests with what we believe is a distinctive lodging experience. Each of our hotels has a personality specifically tailored to reflect the local market environment and features modern, sophisticated design that includes critically acclaimed public spaces; popular "destination" bars and restaurants; and highly personalized service. Significant media attention has been devoted to our hotels which we believe is as a result of their distinctive nature, renowned design, dynamic and exciting atmosphere, celebrity guests and high profile events. We believe that the Morgans Group brand, and each of our individual property brands are synonymous with style, innovation and service. We believe this combination of lodging and social experiences, and association with our brands, increases our occupancy levels and pricing power.

        In addition to our current portfolio, we expect to operate, own, acquire, redevelop and develop new hotel properties that are consistent with our portfolio in major metropolitan cities and select resort markets in the United States, Europe and elsewhere. See "Prospectus Summary-Recent Developments" for a discussion of our planned development of Delano Las Vegas and Mondrian Las Vegas through a 50/50 joint venture, our pending acquisition of James Hotel Scottsdale and our recently completed acquisition to expand Delano.

Summary of Hotel Properties

        Set forth below is a summary of certain information related to our hotel properties as of September 30, 2005, giving effect to the Formation and Structuring Transactions. For further information regarding our hotel properties, see "—Individual Property Information."

						Last Twelve Months Ending September 30, 2005(LTM)(1)
Hotel		Year Opened	Interest Owned	Number of Rooms							Restaurants and Bars(5)
	City					ADR(2)		Occupancy(3)	RevPAR(4)
Morgans	New York	1984	100%	113		$281		85.0%	$239		Asia de Cuba Morgans Bar
Royalton	New York	1988	100%	169		$301		87.1%	$262		44 Lobby Bar Round Bar Library Table
Hudson	New York	2000	(6)	802	(6)	$234		85.0%	$199		Hudson Cafeteria Hudson Bar Private Park Library Bar Sky Terrace
Delano	Miami	1995	100%	194		$482		71.2%	$343		Blue Door Blue Sea Rose Bar
Mondrian	Los Angeles	1996	100%	237		$296		79.2%	$235		Asia de Cuba Seabar Skybar
Clift	San Francisco	2001	(7)	363		$216		69.8%	$151		Asia de Cuba Redwood Room Living Room
St. Martins Lane	London	1999	50%	204		$363	(8)	73.1%	$265	(8)	Asia de Cuba Light Bar Rum Bar
Sanderson	London	2000	50%	150		$436	(8)	70.4%	$307	(8)	Spoon Long Bar Purple Bar
Shore Club	Miami	2001	7%	307		$345		65.7%	$226		Nobu Ago Skybar Redroom Rumbar Sandbar
Total/Weighted Average				2,539		$294		77.2%	$227

(1)
LTM data represents the average monthly data over the twelve month period ending September 30, 2005.

(2)
Average daily rate, or ADR.

(3)
Average daily occupancy.

(4)
Revenue per available room, or RevPAR, is the product of ADR and average daily occupancy. RevPAR does not include food and beverage revenues or other hotel operations revenues such as telephone, parking and other guest services.

(5)
We operate the restaurants in Morgans, Hudson, Delano, Mondrian, Clift, Sanderson and St. Martins Lane as well as the bars in Delano, Sanderson and St. Martins Lane through a joint venture arrangement with Chodorow Ventures LLC in which we own a 50% ownership interest. See "Certain Relationships and Related Party Transactions—Joint Venture Agreements".

(6)
We own 100% of Hudson, which is part of a property that is structured as a condominium, in which Hudson constitutes 96% of the square footage of the entire building. Hudson has a total of 920 rooms, including 118 single room occupancies (SROs), of which 21 are vacant. SROs are single room dwelling units. Each SRO is for occupancy by a single eligible individual. The unit need not, but may, contain food preparation or sanitary facilities, or both. SROs remain from the prior ownership of the building and we are by statute required to maintain these long-term tenants, unless we get their consent, as long as they pay us their rent.

(7)
Clift is operated under a long-term lease, which is accounted for as a financing.

(8)
The currency translation is based on an exchange rate of 1 British pound = 1.85 U.S. dollars, which is an average monthly exchange rate provided by www.oanda.com for the last twelve months ending September 30, 2005. The average monthly exchange rate provided by www.oanda.com for the last twelve months ending December 31, 2005 is 1 British pound = 1.82 U.S. dollars. The exchange rate provided by www.oanda.com on December 31, 2005 was 1 British pound = 1.72 U.S. dollars.

Planned Development of Delano Las Vegas and Mondrian Las Vegas

        On January 3, 2006, we entered into a limited liability company agreement with Echelon Resorts Corporation, a subsidiary of Boyd Gaming Corporation, through which we will develop, as 50/50 owners, Delano Las Vegas and Mondrian Las Vegas, which will be located within a new development on the Las Vegas Strip to be called Echelon Place. Echelon Place is the planned redevelopment of the 63-acre Las Vegas Strip property on which the Stardust Resort & Casino is currently located. In addition to Delano Las Vegas and Mondrian Las Vegas, Echelon Place is expected to include the Echelon Resort, with approximately 3,300 guest rooms and suites, The Shangri-La Las Vegas Hotel, with approximately 400 guest rooms and suites, the Las Vegas ExpoCenter at Echelon Place, over 350,000 square feet of shopping, dining, nightlife and cultural space within the Retail Promenade, and a 140,000 square foot casino.

        Delano Las Vegas is expected to include 600 guest rooms and suites and feature a nightclub, spa, lobby bar and restaurant, and a private pool and recreation area. Mondrian Las Vegas is expected to include 1,000 guest rooms and suites and feature a distinctive bar and restaurant, meeting and conference space, and a private pool and recreation area. We expect to open Delano Las Vegas and Mondrian Las Vegas concurrently with the opening of Echelon Place in early 2010.

        We and Echelon Resorts Corporation will jointly seek to arrange non-recourse project financing for the development of Delano Las Vegas and Mondrian Las Vegas. Once non-recourse project financing has been obtained, we have agreed to make a contribution in an amount necessary to have our total contribution at such time equal approximately $97.5 million in cash. We expect these contributions to be completed in 2007, with approximately $15.0 million to $17.5 million of that amount to be contributed as a part of pre-development in 2006 and 2007 prior to obtaining financing. All further contributions will be made pro rata, although we and Echelon Resorts Corporation may be individually responsible for certain cost overruns.

        The joint venture will be dissolved if the project financing is not obtained by June 30, 2008.

Competitive Advantages

        We believe we have significant competitive advantages relative to other industry participants.

Segment Creation and Leadership

        Our predecessor companies, founded in 1983 by Ian Schrager, created what is often credited as the original "boutique" hotel and established what we believe was a new segment in the hospitality industry. We created these hotels to provide an alternative to the uniformity of branded chain hotels which dominated the industry since the emergence of national and international branded hotel chains in the middle of the twentieth century based on the principle of sameness, offering customers predictable levels of accommodation and tightly scripted service within a standardized setting. The concepts we pioneered challenged previous hotel industry norms. These concepts included the modification of the standard hotel design aesthetic to include attention-grabbing design elements, and the reinvention of the traditional hotel lobby to include the attraction of sought-after restaurants and bars, which together establish the hotel as a destination in itself both for travelers and for patrons from the local community.

        We have continued to lead the boutique hotel segment as we developed and grew our business beyond our initial concepts. Since 1983 we have continued to acquire, redevelop and operate hotels in response to a growing demand for interesting and distinctive hotels providing individualized service to an increasingly sophisticated and style-conscious guest. We expanded domestically and internationally in both urban and resort markets, in several instances having a large influence on the improvement of neighborhoods such as South Beach in Miami and West Hollywood in California. We further expanded the concept to a larger format with the 802-room Hudson as well as to a variety of different price points.

Distinctive Lodging Experience

        The customer experience in our hotels is unlike that in most branded hotel chains. Our hotels are characterized by eclectic, leading-edge design; noteworthy public spaces, restaurants and bars; and outstanding personalized service. Taken together, these elements create what we believe is a distinctive lodging experience that translates into customer loyalty and the potential for superior RevPAR.

  •
  Leading-Edge Design.  While a typical hotel chain offers a standard "box", we offer architecturally striking properties in locations that are not only convenient but interesting. The lobby and other public spaces in a typical chain hotel must often conform to strict guidelines designed to promote standardization. In contrast, our lobbies and public spaces feature what we believe are unique, innovative contemporary designs that make them attractive gathering places with a dynamic feel. Our guestrooms are similarly stylish, containing memorable design elements such as the modern, all-white simplicity of Delano or the black and white tiled bathrooms at Morgans.

  •
  Noteworthy Public Spaces, Restaurants and Bars.  Each of our hotels has noteworthy public spaces, including critically-acclaimed restaurants and bars, such as Asia de Cuba and Skybar. For example, Zagat Survey ranks the Asia de Cuba restaurants in our hotels among the most popular in New York, Los Angeles and London. These restaurants and bars, unlike most such hotel facilities, attract significant patronage from the local community which makes them desirable destinations for hotel guests and other patrons while generating substantial direct revenue and publicity.

  •
  Outstanding Personalized Service.  Our service culture is focused on meeting luxury service standards while providing our guests with an engaging experience that drives customer loyalty. We combine disciplined performance management and best practices with innovative training techniques across the business. In contrast to the impersonal service that often results from rigid and scripted customer-interaction routines, our staff is trained to meet our guests' needs through personalized exchanges. We regularly evaluate customer satisfaction using third-party customer research and have achieved customer satisfaction ratings for our hospitality that often exceeds that of comparable hotels.

Brand Strength and Awareness

        Our portfolio of brands includes an umbrella brand under which all of our properties operate, the Morgans Group; distinctive individual property brands, such as Delano, Mondrian, Hudson, and Royalton; and restaurant and bar brands such as Asia de Cuba and Skybar. We believe that the Morgans Group brand, and each of our individual property, restaurant and bar brands, are synonymous with style, innovation, a dynamic and exciting atmosphere, and personalized service. Our hotels generate significant media attention through their distinctive nature, renowned design, atmosphere, celebrity guests and high profile events. Some examples of these events include parties for awards shows such as the Academy Awards, the Grammy Awards, Video Music Awards, ESPN's ESPY Awards; events associated with Fashion Week in New York and London; and movie and magazine launches. We help sustain this profile through an aggressive marketing effort that focuses on favorable publicity which results in extensive media coverage with each hotel having been featured in national and international magazines such as Vogue, Vanity Fair, Harper's Bazaar, Travel & Leisure, and Condé Nast Traveler, and newspapers such as The New York Times, USA Today, The Washington Post, The Times of London, and The Los Angeles Times.

        We believe this public profile is an important component of making the traveling public aware of our brands and keeping the public's perception of those brands current and positive. Our brand strength and awareness in turn is an important demand driver that is difficult to imitate and a potent and cost-effective marketing tool. Moreover, we believe that these brands offer attractive opportunities to grow our business by exporting them to new markets and expanding them within our existing markets. Similarly, we believe our brand portfolio improves our ability to secure joint ventures and management agreements with third parties. We believe many of our brands may be extended to residential and other non-hotel opportunities.

Premier Locations in International Gateway Cities

        Our nine properties are centrally located in key gateway cities—New York, Miami, San Francisco, Los Angeles and London—which attract both business and leisure travelers. These markets generally offer superior demographics and multiple demand drivers, such as a high concentration of business activity and tourist points of interest. In addition, these markets have significant barriers to entry for new competitive supply including scarcity of available land for new development and extensive regulatory requirements resulting in a longer development lead time and additional expense for new competitors. We believe these markets provide a strong foundation from which to realize material RevPAR growth. During 2004 and the nine months ended September 30, 2005, RevPAR growth in these markets averaged 11.8% and 12.5%, respectively, as compared to the U.S. average of 7.8% and 8.0%, respectively, driven by Miami, New York and Los Angeles.

        Within each of these cities, our hotels are strategically located to provide our guests with convenient access to major business, cultural and shopping districts. For example, our New York hotels are located in midtown Manhattan; our Miami hotels are located on the ocean front in South Beach; our London hotels are situated in the theater and media districts with St. Martins Lane across the street from Trafalgar Square; our San Francisco hotel is located close to Union Square; and our Los Angeles hotel is located on Sunset Boulevard in the heart of West Hollywood.

Experienced Management Team and Extensive Infrastructure

        Our management team of executive officers and other significant professionals consists of a group of individuals with the experience necessary to operate and grow our business, including property management, asset management, brand management, sales, marketing, revenue management, internet commerce, acquisition, redevelopment, and finance. Many of our professionals have traditional hotel backgrounds having studied at hotel schools and worked at more traditional hotel companies, although only Richard Szymanski, our Chief Financial Officer, has been an officer of a public company.

        In addition, our management team has been operating and growing its collection of boutique—as opposed to traditional—hotels and brands throughout the United States and in London for many years. We have extensive experience with, and an understanding of, the customer segment that appreciates alternatives to the traditional chain hotel products and is willing to pay for the distinctiveness of the product. With an average 16 years experience in the hospitality and real estate industries and eight years affiliated with our company, our management team of executive officers and other significant professionals has led our company through cyclical operating environments.

        As our business and asset base have expanded, we have created processes and systems supported by technology that we believe result in a state-of-the-art operating infrastructure with certain best-of-class proprietary capabilities. Our processes and systems ensure consistency and quality of execution. Recent initiatives include centralization of our telephone reservations office, centralization of our computer reservations systems, creation of a proprietary revenue management system, globalization of our sales system, and deployment of a company-wide customer relationship management system. In addition, we institutionalized our service culture and other facets of our human capital processes through a training and monitoring system. We believe the experience of our management team and quality of our systems provide us with the infrastructure necessary to maximize the performance of our existing portfolio and a platform to grow while maintaining quality. We believe the cost, time, and other complexities involved in establishing such an infrastructure create significant barriers to entry for potential new competition in the hospitality business.

Our Growth Strategy

        We intend to grow through our proven ability to replicate our model on an individualized but consistent basis across a growing portfolio and by leveraging our portfolio of brands for expansion in both new and existing markets. We have enhanced our management team through new hires with a renewed focus on acquisitions and growth. We believe that our current management team and existing operating infrastructure provide us with the ability to successfully integrate assets into our portfolio as we grow and expand. We believe that with the establishment of a public market for our common stock, the significant reduction of our debt through this offering, and our entry into a new revolving credit facility, we will have the financial flexibility to capitalize on our internal and external growth opportunities.

Internal Growth

        We believe our portfolio is poised for internal growth driven by continued industry-wide growth, selected renovation and expansion projects, and operational and technology infrastructure initiatives.

        Well Positioned to Benefit from Industry-wide Growth.    The hospitality industry is experiencing sustained RevPAR growth at historically high levels. Our RevPAR growth has on average outperformed most other hotel companies and brands. In addition, most markets in which our hotels are located are materially outpacing broader industry averages, with three of our four U.S. markets among the ten fastest growing U.S. metropolitan statistical areas, or MSAs, for RevPAR growth. Moreover, RevPAR growth throughout our portfolio has exceeded all national chain scale segments, including the Luxury sector.

Our Markets by RevPAR Performance(1)
2005 YTD vs. 2004 YTD(2)

Footnotes:

(1)
Data provided by Smith Travel Research

(2)
Year to date as of September 30, which may not be indicative of full year results

U.S. Hospitality Industry RevPAR Growth by Chain Scale(1)
2005 YTD vs. 2004 YTD(2)

Footnotes:

(1)
Data provided by Smith Travel Research

(2)
Year to date as of September 30, which may not be indicative of full year results

        Targeted Renovations and Expansions.    We have targeted and are pursuing a number of specific renovation and expansion projects throughout our portfolio that we believe will increase our appeal to our guests and generate increased revenue at our properties. For example, we are in the process of acquiring a property across Collins Avenue from Delano, which we intend to convert to new guest rooms at Delano and additional guest facilities, including a new restaurant and a new bar. See "Prospectus Summary—Recent Developments—Extension of Delano". These projects also include utilization of unused space, room refurbishments and upgrades, reconfiguration of public areas with the addition of amenities and revenue drivers, such as health clubs, meeting spaces and retail shops in certain properties. For example, we are planning to undertake room renovation projects, including technology upgrades, in Delano, Mondrian and Royalton. We are also planning renovation of the lobbies at Mondrian and Royalton, and are planning to undertake expansion projects at St. Martins Lane to include a new bar and a gym. We continuously evaluate alternative uses throughout our portfolio including residential conversion and other opportunities.

        Operational and Infrastructure Initiatives.    We implement state-of-the-art operational systems and apply best practices to maximize synergies at the portfolio level. Within the past few years, we have launched a number of operational and technology initiatives that are expected to result in revenue growth, significant improvements in our operating costs and efficiencies, an improved guest experience and an enhanced ability to market to our customers' specific lodging needs. Recent initiatives include centralization of our telephone reservations office, centralization of our computer reservations systems, creation of a proprietary revenue management system, globalization of our sales system, and deployment of a company-wide customer relationship management system. Specifically, our website was launched in July 2002 and during the first nine months of 2005 generated approximately 9.9% of our total bookings and approximately 10.9% of our total rooms revenue. Our historical results of operations do not reflect the full benefits of these recently implemented measures.

External Growth

        We believe we are poised for external growth that will be driven by growth in major metropolitan markets and select resort locations as we extend our hotel, restaurant and bar brands. We intend to be flexible with respect to transaction structures and real estate requirements as we grow our business.

        Target Markets.    We intend to base our decisions to enter new markets on a number of criteria, with a focus on markets that attract affluent travelers who value a distinctive and sophisticated atmosphere and outstanding service. Specifically, we target key gateway destinations for both domestic and foreign travelers that attract both business and leisure travelers as well as select resort markets. We believe Las Vegas and Scottsdale, where we have a planned development project and a pending acquisition, are examples of such markets. See "Prospectus Summary—Recent Developments—Planned Development of Delano Las Vegas and Mondrian Las Vegas" and "—Purchase of James Hotel Scottsdale". Consistent with our prior expansion activities, we will continue to seek to grow in markets with multiple demand drivers and high barriers to entry:

  •
  Major North American metropolitan markets with vibrant urban locations, including existing markets such as Los Angeles and new markets such as Chicago, Boston, and Washington, DC;

  •
  Select resort locations such as Las Vegas and Hawaii; and

  •
  Key European destinations that, we believe, offer a similar customer base as our established US and UK markets, such as Paris and Milan.

        Brand Extensions.    We believe that our existing brand portfolio has considerable development potential. Many of our brands, including hotel brands such as Delano, Mondrian, Hudson and Royalton, and restaurant and bar brands such as Asia de Cuba and Skybar, may be extended to other hotels, restaurants, bars in our existing and new markets. For example, we intend to re-brand the James Hotel Scottsdale, described under "—Recent Developments—Purchase of James Hotel Scottsdale", as Mondrian Scottsdale. Similarly, we believe our brand portfolio improves our ability to secure joint ventures and management agreements with third parties. We also believe that, based on market trends, we may have new growth opportunities through the extension of our brands into condominium development and other residential projects, including condominiums or apartments with hotel services provided, condominiums that may be contributed to a hotel rental pool when not occupied by the owner, or otherwise. In part because of our strong portfolio, Boyd Gaming chose our Delano and Mondrian brands and our management team for a portion of its Echelon Place development in Las Vegas. See "Prospectus Summary—Recent Developments—Planned Development of Delano Las Vegas and Mondrian Las Vegas". Furthermore, we believe we have additional brand extension opportunities outside the hospitality and real estate industries, such as selective retail product placement opportunities.

        Flexible Business Model.    We intend to be flexible with respect to transaction structures and real estate requirements as we grow our business. We will pursue acquisition, joint venture and other opportunities. As we pursue these opportunities, we will focus on our critical objectives of providing ourselves with a meaningful percentage of any equity growth or a significant total dollar return on investment. The acquisition market and the specifics of any particular deal will influence each transaction's structure. Our flexibility should allow us greater access to strategically important hotels and other opportunities. Joint ventures with management agreements should provide us with enhanced return on investment through management and other fee income and access to strategically important hotels and other opportunities. We have demonstrated our ability to joint venture effectively through, among others, our restaurant joint venture with Jeffrey Chodorow and the joint venture structures through which we own our interests in St. Martins Lane, Sanderson and Shore Club.

        We have proven our ability to expand into new regions, new types of markets, operate internationally and operate in larger formats. We believe that this demonstrated acquisition expertise gives us a broad range of possible options with respect to future development. Moreover, our flexibility with respect to the physical configuration of buildings gives us more options to grow in any given market as compared to our competitors who require very particular specifications so their hotels will all look the same. In addition, the destination nature of our hotels has enabled us in the past to acquire assets in locations that are less established and, therefore, more attractively priced, due to our ability to create a destination hotel rather than be located directly adjacent to existing popular destinations.

Company History

        Our predecessor company was founded in 1983 by Ian Schrager. In 1984, our predecessor company opened Morgans in New York and thus launched what has come to be known as the boutique hotel sector. From 1984 our predecessor grew its business by acquiring, redeveloping, and operating additional assets initially in New York, such as Royalton, and thereafter in other markets, such as Miami with the opening of Delano in 1995 and Los Angeles with the opening of Mondrian in 1997. In 1997 and 1998, NCIC acquired a majority interest in our predecessor company in a series of transactions that resulted in the integration of the management, development and ownership components of our business.

        NCIC is a Maryland corporation founded in 1997 by W. Edward Scheetz, our President and Chief Executive Officer, and David Hamamoto, the Chairman of our Board. NCIC was organized for the purpose of investing in real estate and real-estate related companies.

        In 1993, our President and Chief Executive Officer, W. Edward Scheetz, was a partner with Apollo Real Estate Advisors when he was introduced to Ian Schrager and our predecessor company. Apollo Real Estate Advisors financed the development of Delano and subsequently certain of our other projects. Since NCIC's investment in our predecessor company, our Chairman, David Hamamoto, and W. Edward Scheetz, our President and Chief Executive Officer, were members of the Board of our predecessor company, and principals of NCIC, including our Chairman, President and Chief Executive Officer and Chief Investment Officer and Executive Vice President of Capital Markets, have been actively involved in our business, including strategic decision-making, capital markets activity, and asset management while taking a lead role in acquisitions, dispositions and financings. With NCIC's investment, the predecessor continued its expansion with the openings of St. Martins Lane and Sanderson in London in 1999 and 2000, Hudson in New York in 2000 and Clift in San Francisco in 2001. In 2002, Morgans Group for the first time entered into a transaction with substantially less than majority ownership when it acquired a minority interest and took over operations at Shore Club in Miami. All of our interests in assets that are operated by MHG Management Company are being contributed to Morgans Group in the Formation and Structuring Transactions. Since NCIC's initial investment, our predecessor has disposed of certain assets to capitalize on market opportunities, such as Paramount which was a hotel marketed as part of the same group of hotels that are contributed to Morgans Group LLC.

        In June 2005, Ian Schrager, our then Chairman, President and Chief Executive Officer, resigned. We retain Ian Schrager's services as a consultant, at our election, through December 31, 2007, as described under "Certain Relationships and Related Party Transactions—Agreements with Ian Schrager—Consulting Agreement".

Our Hotel Properties

        We own or partially own and manage a portfolio of nine luxury hotel properties in gateway cities and select resort markets in the United States and Europe. Each of our hotels is positioned in its respective market as a gathering place or destination hotel offering outstanding personalized service with renowned restaurants and bars.

        The chart below summarizes certain information relating to our six Owned Hotels in New York, Miami, Los Angeles and San Francisco for the year ended September 30, 2005:

Location	Delano Miami	Royalton New York	Mondrian Los Angeles	Morgans New York	Hudson New York	Clift San Francisco
Year Opened	1995	1988	1996	1984	2000	2001
Total Rooms	194	169	237	113	802 (1)	363
Ownership	100%	100%	100%	100%	100%	(2)
Restaurants & Bars	3	2	3	2	4	3
Occupancy	71.2%	87.1%	79.2%	85.0%	85.0%	69.8%
ADR	$482	$301	$296	$281	$234	$216
RevPAR	$343	$262	$235	$239	$199	$151
RevPAR Change(3)	7.3%	18.7%	15.8%	23.0%	25.7%	10.9%
Total Revenue (000's)	$49,479	$21,366	$42,353	$21,297	$77,243	$34,155
Depreciation (000's)	3,503	2,012	1,975	1,765	10,292	7,181
Operating Income (Loss) (000's)(4)	13,551	2,909	12,409	3,181	17,291	(3,715)

(1)
We own 100% of Hudson, which is part of a property that is structured as a condominium, in which Hudson constitutes 96% of the square footage of the entire building. Hudson has a total of 920 rooms, including 118 single room occupancies (SROs), of which 21 are vacant. SROs are single room dwelling units. Each SRO is for occupancy by a single eligible individual. The unit need not, but may, contain food preparation or sanitary facilities, or both. SROs remain from the prior ownership of the building and we are by statute required to maintain these long-term tenants, unless we get their consent, as long as they pay us their rent.

(2)
Clift is operated under a long term lease, which is accounted for as a financing.

(3)
The RevPAR change is provided as a comparison of the year ended September 30, 2005 versus the year ended September 30, 2004.

(4)
Operating Income for each hotel is after a deduction of approximately 4.0% of revenues for management fees and 2.5% of revenues for chain services which for Owned Hotels are eliminated from the Operating Income presentation in our combined financial statements.

        The chart below summarizes certain information relating to our three Joint Venture Hotels in London and Miami for the year ended September 30, 2005:

Location	Sanderson London(1)	Shore Club Miami	St. Martins Lane London(1)
Year Opened	2000	2001	1999
Total Rooms	150	307	204
Ownership	50%	7%	50%
Restaurants & Bars	3	3	3
Occupancy	70.4%	65.7%	73.1%
ADR	$436	$345	$363
RevPAR	$307	$226	$265
RevPAR Change(2)	7.0%	14.5%	4.0%
Total Revenue (000's)	$33,659	$40,682	$41,393
Depreciation (000's)	5,691	9,405	5,258
Operating Income (Loss) (000's)(3)	1,144	2,090	5,646

(1)
The currency translation is based on an exchange rate 1 British pound = 1.85 U.S. dollars, which is an average monthly exchange rate provided by www.oanda.com for the last twelve months ending September 30, 2005. The average monthly exchange rate provided by www.oanda.com for the last twelve months ending December 31, 2005 is 1 British pound = 1.82 U.S. dollars. The exchange rate provided by www.oanda.com on December 31, 2005 was 1 British pound = 1.72 U.S. dollars.

(2)
The RevPAR change is provided as a comparison of the year ended September 30, 2005 versus the year ended September 30, 2004.

(3)
Operating Income for each hotel is after a deduction of approximately 4.0% of revenues for management fees and 2.5% of revenues for chain services. We operate each hotel under management agreements. See "Certain Relationships and Related Party Transactions—Burford Hotels Limited Joint Venture" on page 142 for a description of the management agreement for the two London hotels and "—Ownership and Management of Shore Club" on page 142 for a description of the management agreement for Shore Club.

Individual Property Information

        Each of our hotel properties reflects the strength of our operating platform and our ability to create branded destination hotels. The tables below reflect the results of operations of our individual properties before any third party ownership interests in the hotels or restaurants.

Morgans

Overview

        Opened in 1984, Morgans was the first Morgans Group hotel. It was named after the nearby Morgan Library located on Madison Avenue on the site of the former home of J. Pierpont Morgan. Morgans has 113 rooms, including 29 suites, and is situated in midtown Manhattan's fashionable East Side, offering guests a residential neighborhood within midtown Manhattan and walking distance of the midtown business district, Fifth Avenue shopping and Times Square. Conceived by French designer Andrée Putman, Morgans is a quietly sophisticated hotel offering an intimate, friendly, home-away-from-home atmosphere. Morgans features Asia de Cuba restaurant, Morgans Bar, Living Room, and the Penthouse, a duplex that is also used for special functions.

        Property highlights include:

Location	•	237 Madison Avenue, New York, NY
Guest Rooms	•	113, including 29 suites
Food and Beverage	•	Asia de Cuba Restaurant with seating for 175
	•	Morgans Bar with capacity for 75
Meetings Space	•	Multi-service meeting facility consisting of one suite with capacity for 150
Other Amenities	•	Living Room—a guest lounge that includes televisions, computers and books in one of the suites
	•	24-hour concierge service

        We are currently planning to undertake a renovation project at Morgans to upgrade furniture, fixtures and equipment, including technology upgrades.

We own a fee simple interest in Morgans. The hotel is subject to mortgage as more fully described under "Mortgage and Other Indebtedness Outstanding After This Offering".

Selected Financial and Operating Information

        The following table shows selected financial and operating information for Morgans:

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Selected Operating Information:
Occupancy	84.0%	80.0%	82.0%	70.5%	71.0%	68.5%	81.3%
ADR	$272	$234	$254	$230	$230	$231	$297
RevPAR	$228	$187	$208	$162	$163	$159	$242
Selected Financial Information:	(in thousands)
Room Revenue	$7,045	$5,799	$8,605	$6,693	$6,724	$6,537	$9,995
Total Revenue	15,388	14,052	19,882	18,086	18,923	19,212	24,147
Depreciation	1,273	1,418	1,909	2,025	2,268	1,936	1,675
Operating Income	2,015	1,263	2,430	1,535	2,062	2,609	6,321

Royalton

Overview

        Opened in 1988, Royalton is located in the heart of midtown Manhattan, steps away from Times Square, Fifth Avenue shopping and the Broadway Theater District. Royalton has 169 rooms and suites, 37 of which feature working fireplaces. Designed by Philippe Starck, the hotel is widely regarded for its distinctive lobby which spans a full city block and rooms that are reminiscent of a posh stateroom on a luxury steamship liner. Royalton features 44 Restaurant, Lobby Bar, Round Bar and the Library Table (both of which are available for meetings and special events), and three penthouses with terraces offering views of midtown Manhattan.

        Property highlights include:

Location	•	44 West 44th Street, New York, NY
Guest Rooms	•	169, including 27 suites
Food and Beverage	•	"44" Restaurant with seating for 200
	•	Lobby Bar with capacity for 250
	•	Round Bar with capacity for 23
	•	Library Table with seating for 10
Meetings Space	•	Multi-service meeting facilities consisting of three suites with total capacity for 150
Other Amenities	•	37 working fireplaces and 5-foot round tubs in 41 guest rooms
	•	24-hour concierge service

        We are currently planning to undertake a renovation and expansion project at Royalton, including rooms and lobby renovations, technology upgrades and the addition of a new restaurant and bar.

We own a fee simple interest in Royalton. The hotel is subject to mortgage as more fully described under "Mortgage and Other Indebtedness Outstanding After This Offering".

Selected Financial and Operating Information

        The following table shows selected financial and operating information for Royalton:

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Selected Operating Information:
Occupancy	87.0%	80.5%	82.3%	70.6%	72.0%	70.6%	84.6%
ADR	$289	$260	$280	$266	$268	$279	$357
RevPAR	$252	$209	$230	$188	$193	$197	$302
Selected Financial Information:	(in thousands)
Room Revenue	$11,607	$9,622	$14,149	$11,543	$11,913	$12,136	$18,683
Total Revenue	15,350	13,325	19,341	16,950	18,222	19,824	25,273
Depreciation	1,561	1,517	1,968	2,346	2,550	2,880	2,785
Operating Income	1,767	524	1,666	810	1,601	2,026	7,286

Hudson

Overview

        Opened in 2000, Hudson is our newest and largest New York City hotel, with 802 guest rooms and suites, including two ultra-luxurious accommodations—a 3,355 square foot penthouse with a landscaped terrace and an apartment with a 2,500 square foot tented terrace. Hudson occupies the former clubhouse of the American Women's Association, which was originally constructed in 1929 by J.P. Morgan's daughter. The hotel, which is only a few blocks away from Columbus Circle, Time Warner Center and Central Park, was designed by Philippe Starck to offer guests affordable luxury and style. Hudson's notable design includes a 40-foot high ivy-covered lobby and a lobby ceiling fresco by renowned artist Francesco Clemente. The hotel's food and beverage offerings include Private Park, a restaurant and bar in the indoor/outdoor lobby garden, Hudson Cafeteria restaurant, Hudson Bar and the Library bar and Sky Terrace, a private landscaped terrace on the 15th floor.

        Property highlights include:

Location	•	356 West 58th Street, New York, NY
Guest Rooms	•	802, including 43 suites
Food and Beverage	•	Hudson Cafeteria restaurant with seating for 200
	•	Hudson Bar with capacity for 334
	•	Library Bar with capacity for 170
Meeting Space	•	Multi-service meeting facilities, consisting of three executive boardrooms, two suites and other facilities, with total capacity for 1,260
Other Amenities	•	24-hour concierge service and business center
	•	Indoor/outdoor private park
	•	Library with antique billiard tables and books
	•	Sky Terrace, a private landscaped terrace and solarium
	•	Fitness center

        We are currently exploring alternatives for an expansion project at Hudson, including the possibility of building out approximately 27,000 square feet of the basement to be used as a banquet facility and/or a gym.

We own 100% of Hudson, which is part of a property that is structured as a condominium, in which Hudson constitutes 96% of the square footage of the entire building. Hudson has a total of 920 rooms, including 118 single room occupancies (SROs), of which 21 are vacant. SROs are single room dwelling units. Each SRO is for occupancy by a single eligible individual. The unit need not, but may, contain food preparation or sanitary facilities, or both. SROs remain from the prior ownership of the building and we are by statute required to maintain these long-term tenants, unless we get their consent, as long as they pay us their rent. The hotel is subject to mortgage as more fully described under "Mortgage and Other Indebtedness Outstanding After This Offering".

        Since 2000, we have leased our interests in Hudson to Hudson Leaseco LLC, an entity in which we own a 0.1% membership interest, under a 35-year lease. The remaining 99.9% membership interest is owned by Chevron TCI, Inc. The lease to Hudson Leaseco allowed for the pass-through of tax credits to Chevron TCI, which used the tax credits on a current basis. Hudson Leaseco pays us an annual rent, which approximates the annual cash flow of Hudson less a payment of approximately $0.3 million to Chevron TCI. Chevron TCI has the right to put its interest in Hudson Leaseco to us in early 2006, for approximately $2.8 million, and if Chevron TCI does not exercise that right, we have the right to call Chevron TCI's interest in Hudson Leaseco at a price equal to an appraised value. Because we receive the majority of the cash flow under the lease, Hudson Leaseco is consolidated for accounting purposes. See note 5 of the Notes to the Combined Financial Statements.

Selected Financial and Operating Information

        The following table shows selected financial and operating information for Hudson:

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000(1)
Selected Operating Information:
Occupancy	85.8%	79.0%	80.0%	73.0%	72.1%	70.9%	82.5%
ADR	$225	$192	$211	$187	$180	$190	$197
RevPAR	$193	$152	$168	$136	$130	$135	$163
Selected Financial Information:	(in thousands)
Room Revenue	$42,220	$33,379	$49,431	$39,833	$38,618	$40,520	$10,973
Total Revenue	56,116	46,839	67,965	58,520	59,242	61,811	16,081
Depreciation	7,738	7,631	10,185	9,950	9,753	9,771	2,454
Operating Income (Loss)	11,980	5,956	11,267	7,116	9,457	10,533	(4,342)

(1)
Partial year as the hotel opened in October, 2000.

Delano

Overview

        Opened in 1995, Delano has 194 guest rooms, suites and lofts and is located in the heart of Miami Beach's fashionable South Beach Art Deco district. Designed by Philippe Starck from a 1947 landmark hotel, Delano is noted for its simple white Art Deco decor and features an "indoor/outdoor" lobby, the Water Salon and Orchard (which is Delano's landscaped orchard and 100-foot long pool) and beach facilities. The hotel's accommodations also include 8 poolside bungalows and a penthouse and apartment located on its top two floors. Delano's restaurant and bar offerings include Blue Door and Blue Sea restaurants, a poolside bistro and the Rose Bar. The hotel also features Agua Bathhouse Spa, a full-service rooftop spa facility, and the David Barton Gym.

        Property highlights include:

Location	•	1685 Collins Avenue, Miami Beach, FL
Guest Rooms	•	194, including 11 suites, 5 lofts and 8 poolside bungalows and 9 cabanas
Food and Beverage	• • •	Blue Door Restaurant with seating for 225 Blue Sea Restaurant with seating for 16 Rose Bar and lobby lounge with capacity for 334
Meeting Space	•	Multi-service meeting facilities, consisting of one executive boardroom and other facilities, with total capacity for 223
Other Amenities	• • • • • • •	Swimming pool and water salon Agua Bathhouse Spa and solarium David Barton gym Beach Village Billiards area Interactive multi-media room 24-hour concierge service

        We are currently planning to undertake a rooms renovation project at Delano, including technology upgrades and upgrading of suites and bungalows.

We own a fee simple interest in Delano. The hotel is subject to mortgage as more fully described under "Mortgage and Other Indebtedness Outstanding After This Offering".

Selected Financial and Operating Information

        The following table shows selected financial and operating information for Delano:

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Selected Operating Information:
Occupancy	74.6%	68.0%	66.2%	72.0%	72.4%	74.5%	82.9%
ADR	$475	$463	$473	$413	$398	$399	$374
RevPAR	$354	$315	$313	$298	$288	$297	$311
Selected Financial Information:	(in thousands)
Room Revenue	$18,811	$16,838	$22,362	$21,182	$20,493	$22,560	$23,643
Total Revenue	38,014	34,382	45,847	43,607	42,327	43,733	46,133
Depreciation	2,455	2,240	3,288	3,116	2,952	2,786	2,573
Operating Income	11,236	10,452	12,767	12,541	12,942	14,570	16,196

Shore Club

Overview

        Opened in 2001, Shore Club has 307 rooms, 70 suites, 7 duplex bungalows with private outdoor showers and dining areas, executive suites, an expansive penthouse suite encompassing 6,000 square feet and spanning three floors with a private elevator and private terrace, pool and panoramic views of Miami. Located on one of Miami's main streets, Collins Avenue, Shore Club was designed by David Chipperfield. Some notable design elements of Shore Club include an Art Deco Lobby with a polished terrazzo floor and lit metal wall mural as well as custom silver and glass lanterns. Shore Club offers on-site access to restaurants and bars such as Nobu, Ago and Skybar (which is made up of the Red Room, Red Room Garden, Rum Bar and Sand Bar), shopping venues such as Scoop and Me & Ro and Pipino Salon, a hair care and accessories salon.

        Property highlights include:

Location	•	1901 Collins Avenue, Miami Beach, FL
Guest Rooms	•	307, including 22 suites, 7 bungalows, 1 oceanfront beach house
Food and Beverage	•	Nobu Restaurant with seating for 120
	•	Nobu Lounge with capacity for 140
	•	Ago Restaurant with seating for 275
	•	Skybar
• Red Room with seating for 144
• Red Room Garden with capacity for 250
• Rum Bar with capacity for 415
• Sand Bar with capacity for 75
Meeting Space	•	Multi-service meeting facilities, consisting of two executive boardrooms, three suites and other facilities, with total capacity for 473
Other Amenities	•	Two elevated infinity-edge pools (one Olympic size and one lap pool with hot tub)
	•	Two deep blue wading pools
	•	Salon, jewelry shop and clothing shop
	•	24-hour concierge service

We operate Shore Club under a management contract and own a minority ownership interest of approximately 7%. See "Certain Relationships and Related Party Transactions".

Selected Financial and Operating Information

        The following table shows selected financial and operating information for Shore Club:

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003	2002(1)
Selected Operating Information:
Occupancy	67.4%	61.8%	61.6%	55.8%	34.9%
ADR	$343	$319	$327	$296	$289
RevPAR	$231	$198	$201	$165	$101
Selected Financial Information:	(in thousands)
Room Revenue	$19,449	$17,426	$23,668	$19,398	$11,052
Total Revenue	30,770	27,627	37,539	32,122	14,266
Depreciation	7,066	6,988	9,326	9,168	937
Operating Income (Loss)	1,678	106	520	(4,630)	(2,129)

(1)
Partial year as MHG Management Company took over management of the hotel in July 2002.

Mondrian

Overview

        Acquired in 1996 and reopened after an extensive renovation by Philippe Starck, Mondrian has 237 guest rooms, studios and suites, each of which has a fully-equipped kitchen. The hotel, which was built as an apartment complex in 1959 and converted to a hotel in 1984, is located on Sunset Boulevard in close proximity to Beverly Hills, Hollywood and the downtown Los Angeles business district. Mondrian's accommodations also feature a two bedroom, 2,025 square foot penthouse which includes its own screening room, and an apartment, each of which has an expansive terrace affording city-wide views. The hotel features Asia de Cuba and Seabar restaurants, Skybar, the Pool and Outdoor Living Room and Agua Bathhouse Spa.

        Property highlights include:

Location	•	8440 West Sunset Boulevard, Los Angeles, CA
Guest Rooms	•	237, including 183 suites, with fully equipped kitchens in every room
Food and Beverage	•	Asia de Cuba Restaurant with seating for 225
	•	Seabar Restaurant with seating for 50
	•	Skybar with capacity for 491
Meeting Space	•	Multi-service meeting facilities, consisting of two executive boardrooms and one suite, with total capacity for 165
Other Amenities	•	Indoor/outdoor lobby
	•	Agua Bathhouse Spa
	•	Heated swimming pool and water salon
	•	Outdoor living room
	•	24-hour concierge service
	•	Full-service business center
	•	24-hour fitness center

        We are currently planning to undertake a renovation project at Mondrian, including minor lobby renovations, room renovations, including the replacement of bathrooms and kitchenettes and technology upgrades.

We own a fee simple interest in Mondrian. The hotel is subject to mortgage as more fully described under "Mortgage and Other Indebtedness Outstanding After This Offering".

Selected Financial and Operating Information

        The following table shows selected financial and operating information for Mondrian:

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Selected Operating Information:
Occupancy	82.2%	77.0%	75.3%	70.3%	63.5%	61.9%	76.8%
ADR	$302	$278	$278	$258	$269	$299	$314
RevPAR	$248	$214	$209	$182	$171	$185	$241
Selected Financial Information:	(in thousands)
Room Revenue	$16,046	$13,898	$18,153	$15,721	$14,814	$16,086	$20,985
Total Revenue	33,129	30,469	39,692	35,566	34,018	34,674	42,201
Depreciation	1,618	1,760	2,116	2,802	2,883	3,543	3,500
Operating Income	10,528	8,941	10,823	7,681	7,132	8,101	11,316

Clift

Overview

        Acquired in 1998 and reopened after an extensive renovation in 2001, Clift has 363 guestrooms and suites designed by Philippe Starck. Built in 1915, Clift is located in the heart of San Francisco's Union Square district, within walking distance of San Francisco's central retail, dining, cultural and business activities. The hotel features Asia de Cuba Restaurant; the Redwood Room Bar, a paneled San Francisco landmark; and the Living Room, which is available for private events.

        Property highlights include:

Location	•	495 Geary Street, San Francisco, CA
Guest Rooms	•	363, including 29 suites
Food and Beverage	•	Asia de Cuba restaurant with seating for 129
	•	Redwood Room bar with capacity for 139
	•	Living Room with capacity for 60
Meeting Space	•	Multi-service meeting facilities, consisting of two executive boardrooms, one suite and other facilities, with total capacity for 545
Other Amenities	•	24-hour concierge service
	•	24-hour business center
	•	24-hour fitness center

        Since its emergence from bankruptcy in 2004, we have operated Clift under a 99-year lease, which due to our continued involvement, is treated as a sale-leaseback financing. Under the lease, our wholly owned subsidiary, Clift Holdings LLC, is required to fund operating shortfalls, including the lease payments, and to fund all capital expenditures. The annual lease payments, which are payable in monthly installments, are as follows:

  •
  $2.8 million for the first two years following the commencement of the lease,

  •
  $6.0 million for the third through tenth year following the commencement of the lease, and

  •
  an amount that is reset every five years for the remainder of the lease term based on the percentage change in the consumer price index, subject, however, to certain maximum and minimum limitations on the amount of increase.

        Under the lease, the failure of Clift Holding LLC to pay rent or perform our other obligations under the lease may constitute an event of default. If such an event of default goes uncured, the lessor will have specified rights and remedies, such as termination of the lease.

Selected Financial and Operating Information

        The following table shows selected financial and operating information for Clift:

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Selected Operating Information:
Occupancy	71.1%	66.6%	66.5%	63.8%	47.0%	46.6%	70.5%
ADR	$215	$209	$211	$205	$230	$214	$218
RevPAR	$153	$139	$141	$130	$108	$100	$154
Selected Financial Information:	(in thousands)
Room Revenue	$15,125	$13,843	$18,666	$17,285	$13,725	$7,271	$17,134
Total Revenue	25,394	24,005	32,766	31,458	27,917	13,814	23,152
Depreciation	5,380	5,398	7,200	7,548	7,303	4,114	1,772
Operating Income (Loss)	(2,672)	(3,041)	(4,085)	(4,885)	(8,480)	(13,423)	3,635

(1)
Operating statistics are based on the number of rooms in service which was less than the total rooms due to a renovation.

St. Martins Lane

Overview

        Opened in 1999, St. Martins Lane has 204 guestrooms and suites, including 7 rooms with private patio gardens, and a loft-style luxury penthouse and apartment with expansive views of London. The renovated 1960s building that previously housed the Mickey Mouse Club and the Lumiere Cinema is located in the hub of Covent Garden and the West End theatre district, within walking distance of Trafalgar Square, Leicester Square and the London business district. Designed by Philippe Starck, the hotel's meeting and special event space includes the Back Room and an executive boardroom. St. Martins Lane features Asia de Cuba Restaurant; The Rum Bar, which is a modern twist on the classic English pub; and the Light Bar, an exclusive destination which has attracted significant celebrity patronage and received frequent media coverage.

        Property highlights include:

Location	•	45 St. Martins Lane, London, UK
Guest Rooms	•	204, including 21 suites
Food and Beverage	• • •	Asia de Cuba restaurant with seating for 180 Rum Bar with capacity for 30 Light Bar with capacity for 150
Meeting Space	•	Multi-service meeting facilities, consisting of one executive boardroom, two suites and other facilities, with total capacity for 430
Other Amenities	• • •	24-hour concierge service Full-service business center 24-hour fitness center

        We are currently planning to undertake expansion projects at St. Martins Lane, including the addition of a new bar and gym.

We operate St. Martins Lane through Morgans Hotels Group Europe Limited, a 50/50 joint venture with Burford Hotels Limited. See "Certain Relationships and Related Party Transactions" for a description of the joint venture.

Selected Financial and Operating Information

        The following table shows selected financial and operating information for St. Martins Lane:

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Selected Operating Information:
Occupancy	71.3%	74.4%	75.4%	66.6%	63.1%	61.9%	80.8%
ADR(1)	$358	$345	$350	$341	$365	$405	$436
RevPAR(1)	$255	$257	$264	$227	$230	$250	$352
Selected Financial Information:(1)	(in thousands)
Room Revenue	$14,144	$14,255	$19,634	$16,872	$17,148	$18,636	$26,270
Total Revenue	28,354	27,224	40,264	36,011	38,470	40,248	50,691
Depreciation	3,750	3,055	4,563	3,616	3,277	3,534	4,682
Operating Income	3,686	5,024	6,983	6,211	7,676	6,202	11,478

(1)
The currency translation is based on an exchange rate of 1 British pound = 1.83 U.S. dollars, which is an average monthly exchange rate provided by www.oanda.com for the last twelve months ending December 31, 2004. The average monthly exchange rate provided by www.oanda.com for the last twelve months ending December 31, 2005 is 1 British pound = 1.82 U.S. dollars. The exchange rate provided by www.oanda.com on December 31, 2005 was 1 British pound = 1.72 U.S. dollars.

Sanderson

Overview

        Opened in 2000, Sanderson has 150 guestrooms and suites, 9 with private courtyards, and 19 penthouse and apartment suites each 2,440 square feet with its own private elevator. The hotel is located in London's Soho district, within walking distance of Trafalgar Square, Leicester Square and the West End business district. Sanderson's structure is considered a model of 1960s British architecture and the hotel has been designated as a landmark building. Designed by Philippe Starck, the guestrooms do not have interior walls (the dressing room and bathroom are encased in a glass box that is wrapped in layers of sheer curtains). Dining and bar offerings include Spoon restaurant, Long Bar, the Purple Bar, Courtyard Garden, the Billiard Room, and Agua Bathhouse Spa. Like the Light Bar at St. Martins Lane, the Long Bar is an extremely popular destination that attracts a high-profile celebrity clientele and generates significant media coverage.

        Property highlights include:

Location	•	50 Berners Street, London, UK
Guest Rooms	•	150, including 19 suites
Food and Beverage	• • •	Spoon Restaurant with seating for 135 Long Bar with capacity for 290 Purple Bar with capacity for 30
Meeting Space	•	Multi-service facilities, consisting of one executive boardroom and two suites with total capacity for 170
Other Amenities	• • • • • • •	Courtyard Garden Indoor/Outdoor Lobby Billiard Room Agua Bathhouse Spa 24-hour concierge service 24-hour business center 24-hour fitness center

        We operate Sanderson through Morgans Hotel Group Europe Limited, a 50/50 joint venture with Burford Hotels Limited. See "Certain Relationships and Related Party Transactions" for a description of the joint venture. Through Morgans Hotel Group Europe Limited, we operate Sanderson under a 150-year lease. The terms of the lease provide for an annual rent, which is subject to reset on specified review dates based on changes in the index of retail prices. Under the lease, our failure to perform or observe our covenants and obligations, including our failure to pay rent for a specified period, will constitute a default.

Selected Financial and Operating Information

        The following table shows selected financial and operating information for Sanderson:

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000(1)
Selected Operating Information:
Occupancy	67.5%	71.0%	73.0%	65.5%	64.6%	58.0%	69.7%
ADR(2)	$435	$405	$411	$404	$411	$458	$522
RevPAR(2)	$294	$288	$300	$265	$266	$266	$364
Selected Financial Information:(2)	(in thousands)
Room Revenue	$11,975	$11,750	$16,447	$14,478	$14,531	$14,547	$13,609
Total Revenue	24,158	24,814	34,315	31,696	31,918	33,736	29,287
Depreciation	3,877	3,258	5,072	3,759	3,591	3,175	3,801
Operating Income (Loss)	831	2,721	3,034	3,748	2,238	5,035	(3,651)

(1)
Partial year as the hotel opened in April 2000.

(2)
The currency translation is based on an exchange rate of 1 British pound = 1.83 U.S. dollars, which is an average monthly exchange rate provided by www.oanda.com for the last twelve months ending December 31, 2004. The average monthly exchange rate provided by www.oanda.com for the last twelve months ending December 31, 2005 is 1 British pound = 1.82 U.S. dollars. The exchange rate provided by www.oanda.com on December 31, 2005 was 1 British pound = 1.72 U.S. dollars.

Our Restaurant Joint Venture

        As a central element to our operating strategy, we focus significant resources on identifying exciting and creative restaurant concepts. Consistent with this objective and to further enhance the dining experience offered by our hotels, we have an established joint venture relationship with well-known restaurateur Jeffrey Chodorow to develop, own and operate restaurants and bars at hotels operated by Morgans Group. Currently, the joint venture operates the restaurants (including in-room dining, banquet catering and other food and beverage operations) at Morgans, Hudson, Delano, Mondrian, Clift, St. Martins Lane and Sanderson as well as the bars in Delano, St. Martins Lane and Sanderson. See "Certain Relationships and Related Party Transactions" for a description of our restaurant joint venture.

Management and Operations

        We manage and operate each of our hotels which are staffed by our employees and the employees of our joint venture operating companies with personnel dedicated to each of the properties, including a general manager, controller, director of sales and marketing, director of human resources and other employees. The personnel in each hotel report to the general manager of the hotel. Each general manager reports to our Executive Vice President of Operations. The corporate office provides support directly to certain functions at the hotel such as sales, revenue management and human resources. This organizational structure allows for each property to operate in a responsive and dynamic fashion while ensuring integrity of our guest experience and core values. Our management team is headquartered in New York City and coordinates management and operations of the Company. The management team reviews business contracts, oversees the financial budgeting and forecasting for our hotels, performs internal accounting and audit functions, administers insurance plans and identifies new systems and procedures to employ within our hotels to improve efficiency and profitability. In addition, the management team is responsible for coordinating the sales and marketing activities at each of our hotels, designing sales training programs, tracking future business prospects and identifying, employing and monitoring marketing programs. The management team is also responsible for the design of our hotels and overall product and service quality levels.

        Our Engaging Dynamic Guest Experience, or EDGE, service program has been implemented across our portfolio. This initiative is designed to enhance employee initiative and responsiveness which results in high customer satisfaction. Our EDGE initiative further allows the sharing of best practices and expertise across our employee base, creating a culture that we believe is more service-oriented than many of our competitors.

Marketing, Sales and Public Relations

        Strong direct sales has been an integral part of our success. We employ a 60 person sales force with multiple sales managers stationed in each of our markets. They are responsible for sourcing new corporate accounts in the United States and Europe. We currently plan to open sales offices in other markets. These offices are deployed by industry focus and geography. We derive about one third of our business from corporate accounts. Our core corporate business comes from the entertainment, fashion, retail, finance, advertising, automotive, technology, insurance and consumer goods industries. Approximately 60% of our guests are travelling on business.

        Unlike many hotel companies, our sales managers are trained to sell the experience, not simply the rate. Our objective is to create differentiation by selling an "experience" and "brand".

        While marketing initiatives are customized in order to account for local preferences and market conditions, consistent major campaign and branding concepts are utilized throughout all our marketing activities. These concepts are developed by our central sales and marketing teams, but a significant amount of discretion is left to the local sales managers who are often more able to promptly respond to local changes and market trends and to customize marketing concepts to meet each hotel's specific needs.

        We place significant emphasis on our public relations promotional strategy, which we believe is a highly cost-effective marketing tool for our Company. Through highly publicized events, prospective guests are more likely to be made aware of our hotels through word-of-mouth or magazine and newspaper articles and high profile events rather than direct advertising. This publicity is supplemented with focused marketing activities to our existing customers. Our in-house professionals coordinate the efforts of third-party public relations firms to promote the Morgans Group properties through travel magazines and various local, national and international newspaper travel sections. We regularly host events that attract celebrity guests and journalists generating articles in newspapers and magazines around the world. Our marketing efforts also include hosting other special events which have recently included the ESPY awards and the Grammy Awards post-event celebration.

Integration and Centralization Efforts

        We have centralized certain aspects of our operations in an effort to provide further revenue growth and reduce operating costs. Beginning in 2002, we embarked on a number of technological and process initiatives including the launch of a new website, www.morganshotelgroup.com, which during the first nine months of 2005 generated approximately 9.9% of our total bookings and approximately 10.9% of our total rooms revenue. In an effort to reduce expenses and to drive revenue growth, we employ what we believe to be the state-of-the-art systems available to the hospitality industry. These include our:

  •
  Property Management System—Our property management system provides total enterprise management solutions, improving operations and profitability for a global hotel organization. Our property management system is designed for comprehensive guest management by, among other things, allowing the user to track and retrieve information pertaining to guests, groups and company accounts. Additional features of this system allow the user to extract information on a customized basis from its customer database. We believe that this increases the possibility of maximizing revenue by allowing us to efficiently respond and cater to guest demands and trends and decreases expenses by centralizing the information database in an easy to use format.

  •
  Central Reservations System—Our central reservations system and related distribution and reservations services provide hotel reservations-related services and technology.

  •
  Central Reservations Office—Our central reservations office provides contact management solutions. It is managed by a third-party out of its facility in New Brunswick, Canada.

  •
  Sales and Catering—Our sales and catering system is a strategic tool specifically designed to maximize the effectiveness of the sales process, increase revenues and efficiency, and reduce costs.

  •
  Revenue Management—Our revenue management system is a proprietary system which provides hospitality focused pricing and revenue optimization solutions.

  •
  Accounting and Reporting—Our accounting and reporting system is a widely used international accounting system that allows for customizing and analyzing data while ensuring consistent controls.

  •
  Customer Relationship Management—Our customer relationship management system is designed specifically for the hospitality industry and provides personalized guest recognition, high service quality, improved guest satisfaction and loyalty, which we believe results in increased revenues. This centralized database tracks guest sales history and guest preferences to provide our staff in our hotels and sales agents with a method of efficiently responding to and targeting guest needs.

Competition

        Competition in the hospitality industry reflects a highly fragmented group of owners and operators offering a wide range of quality and service levels. Our hotels compete with other hotels in the segments of the hospitality market in their respective locations. These segments of the market consist of traditional hotels in the luxury sector and boutique hotels in the same local area.

        We compete by providing a differentiated combination of location, design, amenities and service. We are constantly striving to enhance the experience and service we are providing for our guests and have a continuing focus on improving our customer experience.

Insurance

        We believe that our insurance policies provide sufficient coverage of the risks facing our business and are consistent with or exceed industry standards.

        Our hotels are currently insured under property, commercial general liability, commercial umbrella, excess liability, workers' compensation, pollution, automobile liability, garage keeper's legal liability, crime and fiduciary policies for which we are the named insured. Excess earthquake, windstorm, and flood policies are in place at specific locations which are highly susceptible to these perils. These policies cover, in addition to our hotels, the restaurants and bars that operate in our hotels. Our managed locations are covered under our employee related insurance policies only. Stand alone policies are maintained by the property owners for their general liability and property insurance. Employees at our hotels and wholly-owned bars are also insured under workers' compensation and employment practices liability policies. Employees working at the joint venture restaurants and bars are covered by a separate set of workers' compensation and employment practices liability policies.

        Each of the commercial general liability and commercial umbrella policies provides a maximum annual coverage of $20.0 million and $200.0 million, respectively, and the property insurance policies provide up to $380.0 million of coverage per occurrence, subject to some exceptions relating to earthquake and flood. Non-domestic terrorism coverage is included on all existing policies.

        We believe that the premiums we pay for our insurance policies are reasonable and consistent with those paid by comparable businesses of our size and risk profile. For the year ending December 31, 2004, we paid $3.5 million in insurance premiums, which represented 1.5% of our total revenues. Our insurance policies require annual renewal. Given current trends, our insurance expense may continue to increase in the foreseeable future.

        Many of these insurance policies have deductibles or self-insured retentions, consistent with industry standards. For example, while we do not have a deductible on our general liability policy, our property coverage includes a $250,000 deductible per occurrence. Our employer practice liability coverage deductible is $250,000 for the hotels and $100,000 for the food and beverage joint venture. Commencing in 2002, we modified our primary workers compensation program to incorporate a $100,000 self-insured retention. We believe that the deductibles are reasonable given the values of our properties, the amounts insured, and the frequency and cost of claims realized.

        The property owner's interest in each of our owned properties in which we have a fee simple ownership interest is insured by an American Land Title Association owner's title insurance policy, or its equivalent as adopted in the applicable jurisdiction. Each title policy has been issued by a nationally recognized title insurance company and insures the owner of the property, as well as its successors and assigns, as to the fee simple ownership interest in the property, subject only to limited permitted encumbrances.

Employees

        As of September 30, 2005 we employed approximately 2,000 individuals, about 30% of whom are represented by labor unions, and our restaurant joint venture employed approximately 1,100 individuals, about 20% of whom are represented by labor unions.

Relations with Labor Unions.

        New York.    The terms of employment of our employees that are represented by labor unions and are working at our New York hotels are governed by a collective bargaining agreement. While we are not a named party to the agreement, we believe that, pursuant to federal labor law, we could be deemed employers. If we were deemed employers, we would be bound by, and liable for breaches of, the collective bargaining agreement. The term of the agreement is from July 1, 2001 through June 30, 2006, and generally incorporates by reference the industry-wide agreement between the Hotel Association of New York City, Inc., a multi-employer association composed of New York City hotel operators, and the union. The agreement governs wages, hours and terms and conditions of employment of employees at these hotels. It provides that there will be no strikes or lockouts during its term, and that all disputes arising under the agreement or concerning the relations of the parties shall be resolved through arbitration at the Office of the Impartial Chairman of the Hotel Industry. The employees of our New York bars and restaurants are represented by unions and this concessionaire is considered a joint employer. We agreed to adopt any successor agreement to the industry-wide agreement currently in place and the New York Hotel and Motel Trades Council, AFL-CIO has agreed not to strike at the expiration of that agreement.

        San Francisco.    The majority of our Clift employees that are represented by labor unions are represented by UNITE/HERE Local 2. We have agreed that we will adopt whatever industry-wide agreement is adopted between the union and a multi-employer association composed of San Francisco hotel operators. UNITE/HERE Local 2 is currently in talks with the multi-employer association over a new labor agreement. The employees of the Asia de Cuba Restaurant are members of UNITE/HERE Local 2 and this concessionaire is considered a joint employer with Clift. Accordingly, if there is any breach of our labor agreement by the concessionaire, Clift would be liable for such breach. Labor agreements with the unions representing the remaining employees at the Clift that are represented by labor unions are set to expire next year. We expect that we will renew those agreements on similar terms and conditions to those that are agreed to by the multi-employer association and UNITE/HERE Local 2.

Government Regulation

        Our businesses are subject to numerous laws, including those relating to the preparation and sale of food and beverages, such as health and liquor license laws. Our businesses are also subject to laws governing employees in our hotels in such areas as minimum wage and maximum working hours, overtime, working conditions, hiring and firing employees and work permits. Also, our ability to expand our existing properties may be dependent upon our obtaining necessary building permits or zoning variances from local authorities.

        Under the Americans with Disabilities Act, or ADA, all public accommodations are required to meet federal requirements related to access and use by disabled persons. These requirements became effective in 1992. Although significant amounts have been invested to ensure that our hotels comply with ADA requirements, determination that our hotels are not in compliance with the ADA could result in a judicial order requiring compliance, imposition of fines or an award of damages to private litigants. We believe that we are currently in compliance in all material respects with all statutory and administrative government regulations with respect to our business.

        Our hotel properties expose us to possible environmental liabilities, including liabilities related to activities that predated our acquisition or operation of a property. Under various federal, state and local laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up certain hazardous substances released at the property and may be held liable to a governmental entity or to third parties for property damages and for investigation and cleanup costs incurred by such parties in connection with the contamination. Environmental liability can be incurred by a current owner or operator of a property for environmental problems or violations that occurred on a property prior to acquisition or operation. These laws often impose liability whether or not the owner knew of, or was responsible for, the presence of hazardous or toxic substances. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. The presence of contamination or the failure to remediate contamination may adversely affect the owner's ability to sell or lease real estate or to borrow using the real estate as collateral. The owner or operator of a site may be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site.

        All of our properties have been subject to environmental site assessments, or ESAs, prepared by independent third-party professionals. These ESAs were intended to evaluate the environmental conditions of these properties and included a site visit, a review of certain records and public information concerning the properties, the preparation of a written report and, in some cases, invasive sampling. We obtained the ESAs before we acquired our hotels to help us identify whether we might be responsible for cleanup costs or other environmental liabilities. The ESAs on our properties did not reveal any environmental conditions that are likely to have a material adverse effect on our business, assets, results of operations or liquidity. However, ESAs do not always identify all potential problems or environmental liabilities. Consequently, we may have material environmental liabilities of which we are unaware. Moreover, it is possible that future laws, ordinances or regulations could impose material environmental liabilities, or that the current environmental condition of our properties could be adversely affected by third parties or by the condition of land or operations in the vicinity of our properties. We believe that we are currently in compliance with all applicable environmental regulations in all material aspects.

Trademarks

        Our trademark registrations include, without limitation, Morgans®, Agua Baby®, Agua Bath House®, Agua Home®, Blue Door®, Blue Door at Delano and Design®, Clift Hotel®, Delano®, Mondrian®, Skybar®, Skybar and Design®, Royalton®, The Royalton®, The Royalton Hotel®, Sanderson Hotel®, St. Martins® and St. Martins Lane Hotel®. The majority of these trademarks are registered in the United States. Several of these trademarks are also registered in the European Community. We are in the process of registering Morgans Hotel Group™. Our trademarks are very important to the success of our business and we actively enforce, maintain and protect these marks.

Legal Proceedings

        On February 26, 2004, we received a Notice of Decision from the United Kingdom's taxation authority, the Inland Revenue. The Notice of Decision stated that Morgans Hotel Group London Ltd., the entity that owns St. Martins Lane and Sanderson, was liable to pay national insurance contributions to the Inland Revenue in relation to discretionary service charges earned by the food and beverage employees of our London hotels. The Inland Revenue assessed its liability at £1,995,543 (approximately $3.4 million at the British pound / US Dollar exchange rate as of December 31, 2005) in respect of the period from April 6, 1999 to April 5, 2003. Morgans Hotel Group London Ltd. filed a Notice of Appeal on March 25, 2004 in which it stated that there was no statutory basis for the Inland Revenue to collect national insurance contributions from it. In addition, the Inland Revenue has determined that uniforms provided to the employees of our London hotels constituted a taxable benefit to those employees and as a result have calculated a separate liability in the amount of approximately £1.3 million (approximately $2.2 million at the British pound / US Dollar exchange rate as of December 31, 2005) in respect of the same period. Morgans Hotel Group London Ltd. is contesting the statutory basis for such liability as well as the amount calculated. We anticipate that these matters will be heard on appeal in 2006. No provision has been made for any liabilities that might arise in relation to these matters as it is not currently possible to meaningfully quantify any potential liability given the current state of ongoing discussions with the Inland Revenue. If Morgans Hotel Group London Ltd. is responsible for these liabilities, it will be required to change its procedures for complying with United Kingdom wage obligations and the payments of these liabilities for the period from April 6, 1999 through the date of adopting such new procedures could have a material adverse effect on our results of operations and financial position in the quarter of the payment.

        We are currently involved in litigation regarding our management of Shore Club. In 2002, we invested in Shore Club and our management company, MHG Management Company, took over management of the property. The management agreement pursuant to which we manage Shore Club expires in 2022. For the year ended December 31, 2002 (reflecting six months of data based on information provided to us and not generated by us and six months of operations after MHG Management Company took over management of Shore Club in July 2002), Shore Club had an operating loss plus depreciation of negative $3.7 million, and its owner, Philips South Beach LLC, was in dispute with its investors and lenders. Under our management of the property, the financial performance improved and Shore Club had operating income plus depreciation of $9.8 million in 2004. We believe this improvement was the direct result of our repositioning and operation of the hotel. This improved performance has continued. Operating income plus depreciation for the twelve months ended September 30, 2005 was $11.5 million. In addition, during the fourth quarter of 2005, the debt on the hotel was refinanced. For 2004 and the nine months ended September 30, 2005, we had revenues of $3.3 million and $2.8 million, respectively, under the management agreement.

        On January 17, 2006, Phillips South Beach LLC filed a lawsuit in New York state court against MHG Management Company. The lawsuit alleges, among other things, (i) that MHG Management Company engaged in fraudulent or willful misconduct with respect to Shore Club entitling Phillips South Beach LLC to terminate the Shore Club management agreement without the payment of a termination fee to us, (ii) breach of fiduciary duty by MHG Management Company, (iii) tortious interference with business relations by redirecting guests and events from Shore Club to Delano, (iv) misuse of free and complimentary rooms at Shore Club, and (v) misappropriation of confidential business information. The allegations include that we took actions to benefit Delano at the expense of Shore Club, billed Shore Club for expenses that had already been billed by us as part of chain expenses, misused barter agreements to obtain benefits for our employees, and failed to collect certain rent and taxes from retail tenants. The lawsuit also asserts that we falsified or omitted information in monthly management reports related to the alleged actions. Messrs. Schrager, Scheetz and Hamamoto are also named as defendants in the lawsuit.

        The remedies sought by Phillips South Beach LLC include (a) termination of the management agreement without the payment of a termination fee to us, (b) recovery of all previously paid management fees, (c) a full accounting of all of the affairs of Shore Club from the inception of the management agreement, (d) at least $5.0 million in compensatory damages and (e) at least $10.0 million in punitive damages and attorneys fees.

        We believe that we have abided by the terms of the management agreement. We believe that Philips South Beach has filed the lawsuit as part of a strategy to pressure us to renegotiate our management agreement with Shore Club. We have retained outside counsel and intend to challenge the litigation vigorously. Although we cannot predict the outcome of this litigation, on the basis of current information, we do not expect that the outcome of this litigation will have a material adverse effect on our financial condition, results of operations or liquidity. This litigation may harm our reputation and defense of this litigation may divert management resources from the operations of our business.

        In addition, we are subject to various claims and legal proceedings arising in the normal course of business. We are not party to any other litigation or legal proceedings that, in the opinion of our management, could have a material adverse effect on our business, operating results and financial condition.

INDUSTRY OVERVIEW

General Trends

        The U.S. hospitality industry is experiencing a pronounced recovery, with RevPAR growing at its fastest pace since 2000. Rebounding economic growth and corporate profits coupled with historically low levels of new supply generated 2004 RevPAR growth of 7.8%, which compares favorably to the past 15-year average of 2.6%.

U.S. Hospitality Industry RevPAR Performance: 1990-2005 YTD(1)
Year-on-Year Percentage Change(2)

Footnotes:

(1)
Data provided by Smith Travel Research

(2)
2005 figures are year to date as of September 30, which may not be indicative of full year results

        U.S. hospitality industry-wide gross operating profits as a percentage of total revenue grew at a compounded annual growth rate of 2.6%, increasing by 43.5% from 1990 to 2004. This growth reflects the downturns in the hospitality industry both in 1990 and 2001. We believe that the 4.6% growth in gross operating profit as a percentage of revenue from 2003 to 2004 signifies a rebound in the industry which suggests continued growth in the near term.

U.S. Hospitality Industry Gross Operating Profit: 1990-2004(1)
As a Percentage of Revenue

Footnote:

(1)
Data provided by Smith Travel Research

        Demand for hotel rooms in the U.S. during 2004 exceeded the historical peak year of 2000 with 996 million sold, reflecting an increase of 4.4% over the prior year. With annual new supply of less than 1% a positive demand gap of 3.6% led to both increasing occupancy levels and ADR.

U.S. Hospitality Industry ADR and Occupancy Performance(1)
1987 - 2005 YTD(2)

Footnotes:

(1)
Data provided by Smith Travel Research

(2)
2005 figures are year to date as of September 30, which may not be indicative of full year results

        Within the broader hospitality industry, the luxury and upper upscale sectors are experiencing stronger relative RevPAR growth than the U.S. industry average.

U.S. Hospitality Industry RevPAR Growth by Chain Scale(1)
2005 YTD vs. 2004 YTD(2)

Footnotes:

(1)
Data provided by Smith Travel Research

(2)
Figures are year to date as of September 30, which may not be indicative of full year results

  Market Overview

        Three of our four U.S. markets are among the ten fastest growing U.S. metropolitan statistical areas, or MSAs, for RevPAR growth. With an average annual increase of 12.5%, our five markets outperformed the broader U.S. national average of 8.0%. We believe their status as major gateway cities with multiple business and leisure demand generators and high barriers to entry is reflected in their strong relative outperformance.

Top 25 U.S. Metropolitan Statistical Areas by RevPAR Performance(1)
2005 YTD vs. 2004 YTD(2)

Footnotes:

(1)
Data provided by Smith Travel Research

(2)
Figures are year to date as of September 30, which may not be indicative of full year results

New York

        New York's status as the nation's financial capital and a popular year-round tourist destination makes it one of the most important hotel markets in the world. After the pronounced downturn that began in 2001, New York has rebounded with 2004 RevPAR growth of almost 20% surpassing every other major U.S. city.

New York Area Key Metric Trends(1)

	1999	2000	2001	2002	2003	2004	2005(2)
ADR	$192	$205	$182	$173	$168	$186	$196
% change ADR		7.0%	(11.1)%	(5.1)%	(2.9)%	10.6%	12.8%
Occupancy	80.6%	83.2%	74.3%	73.9%	75.0%	81.0%	82.8%
% change Occupancy		3.3%	(10.7)%	(0.5)%	1.5%	7.9%	3.6%
RevPAR	$154	$171	$135	$128	$126	$150	$162
% change RevPAR		10.5%	(20.6)%	(5.6)%	(1.4)%	19.4%	16.9%
Room Demand(3)	21.6	22.8	21.0	21.2	21.8	23.6	17.9
% change Room Demand		5.5%	(7.7)%	0.8%	3.1%	8.1%	3.0%
Room Supply(3)	26.8	27.4	28.3	28.6	29.1	29.1	21.7
% change Room Supply		2.1%	3.3%	1.3%	1.6%	0.2%	(0.5)%

Footnotes:

(1)
Data provided by Smith Travel Research

(2)
Figures are year to date as of September 30, which may not be indicative of full year results

(3)
Figures in millions of room nights

        The historical performance of our New York hotels in comparison to the city average demonstrates the relative strength of these assets. For the period from 1999 to September 2005, our properties have been able to maintain comparable occupancy levels, command significantly higher ADR levels and generate RevPAR that materially exceeds the city average. For the period from 2002 to September 2005, the average annual RevPAR growth for our properties was higher than the city average by 5.1%.

RevPAR Performance(1)(2)(3)(4)
2002 - 2005 YTD

Footnotes:

(1)
Data provided by Smith Travel Research

(2)
Our NYC portfolio calculated as a weighted average based on total number of rooms

(3)
Percentages indicate percentage change from previous year

(4)
2005 figures are year to date as of September 30, which may not be indicative of full year results

(5)
Includes Hudson, Morgans, and Royalton

Miami

        As the U.S. gateway to Latin America, Miami attracts significant business and tourist travel. The weak U.S. dollar has been a particular boon to the local area's tourism industry, as Miami generates more international visitors than most U.S. destinations. RevPAR grew 14.8% in 2004—a fast recovery well ahead of the national average of 7.8%.

Miami Area Key Metric Trends(1)

	1999	2000	2001	2002	2003	2004	2005(2)
ADR	$109	$111	$111	$104	$107	$115	$129
% change ADR		2.5%	(0.6)%	(6.2)%	2.6%	8.2%	11.5%
Occupancy	68.9%	69.9%	64.2%	62.1%	64.4%	68.3%	73.4%
% change Occupancy		1.6%	(8.2)%	(3.3)%	3.7%	6.1%	7.6%
RevPAR	$75	$78	$71	$65	$69	$79	$95
% change RevPAR		4.1%	(8.7)%	(9.2)%	6.4%	14.8%	20.0%
Room Demand(3)	11.9	12.3	11.4	10.9	11.3	11.8	9.3
% change Room Demand		3.3%	(7.4)%	(4.3)%	3.5%	4.2%	6.2%
Room Supply(3)	17.3	17.6	17.7	17.6	17.5	17.2	12.6
% change Room Supply		1.7%	0.9%	(1.1)%	(0.2)%	(1.8)%	(1.3)%

Footnotes:

(1)
Data provided by Smith Travel Research

(2)
Figures are year to date as of September 30, which may not be indicative of full year results

(3)
Figures in millions of room nights

        The historical performance of our Miami hotels in comparison to the city average demonstrates the strength of these assets. For the period from 1999 to September 2005, occupancy levels for Delano have been 7.8% above the city average. Both Delano and Shore Club have been able to command significantly higher ADR levels as compared to the city average and as a result our RevPAR performance has also been stronger. For the period from 2002 to September 2005, the average annual RevPAR growth for our properties has been higher than the city average by 3.7%.

RevPAR Performance(1)(2)(3)(4)
2002 - 2005 YTD

Footnotes:

(1)
Data provided by Smith Travel Research

(2)
Our Miami portfolio calculated as a weighted average based on total number of rooms

(3)
Percentages indicate percentage change from previous year

(4)
2005 figures are year to date as of September 30, which may not be indicative of full year results

(5)
Includes Delano and Shore Club

(6)
Shore Club opened in 2002, making 2001 and 2002 incomparable

Los Angeles

        Los Angeles is a global, 24-hour city with a thriving tourism industry. It has concentrations in many other industries, such as trade, entertainment, and business services, that create a stable economy supporting long-term growth. As such, the Los Angeles economy recovered faster than average out of the 2000/2001 national recession.

Los Angeles Area Key Metric Trends(1)

	1999	2000	2001	2002	2003	2004	2005(2)
ADR	$89	$94	$93	$92	$90	$96	$103
% change ADR		5.7%	(0.8)%	(1.8)%	(1.4)%	6.5%	7.5%
Occupancy	68.5%	72.3%	66.9%	65.6%	67.5%	71.7%	76.5%
% change Occupancy		5.5%	(7.4)%	(2.0)%	2.9%	6.3%	4.8%
RevPAR	$61	$68	$62	$60	$61	$69	$79
% change RevPAR		11.6%	(8.2)%	(3.7)%	1.5%	13.2%	12.6%
Room Demand(3)	23.4	24.7	23.1	23.0	23.8	25.2	20.0
% change Room Demand		5.7%	(6.6)%	(0.3)%	3.6%	5.7%	4.3%
Room Supply(3)	34.1	34.2	34.5	35.1	35.3	35.1	26.2
% change Room Supply		0.1%	0.9%	1.7%	0.7%	(0.6)%	(0.4)%

Footnotes:

(1)
Data provided by Smith Travel Research

(2)
Figures are year to date as of September 30, which may not be indicative of full year results

(3)
Figures in millions of room nights

        The historical performance of Mondrian in comparison to the city average demonstrates the strength of this asset. Mondrian has been able to command significantly higher ADR levels as compared to the city while maintaining comparable occupancy levels, resulting in stronger RevPAR performance. For the period from 2002 to September 2005, the average annual RevPAR growth has been higher than the city average by 4.0%.

RevPAR Performance(1)(2)(3)
2002 - 2005 YTD

Footnotes:

(1)
Data provided by Smith Travel Research

(2)
Percentages indicate percentage change from previous year

(3)
2005 figures are year to date as of September 30, which may not be indicative of full year results

San Francisco

        General economic and hospitality industry conditions in San Francisco are witnessing a significant rebound after a pronounced downturn that began in 2001. As a business center of the Western United States, and the home of multiple tourist attractions, San Francisco experienced strengthened tourist and business travel in 2004 as the economic recovery accelerated; occupancy rates increased over eight percent to 68%.

San Francisco Area Key Metric Trends(1)

	1999	2000	2001	2002	2003	2004	2005(2)
ADR	$135	$150	$143	$124	$117	$118	$124
% change ADR		11.3%	(4.7)%	(13.7)%	(5.5)%	1.1%	5.2%
Occupancy	77.0%	80.6%	64.9%	61.1%	62.8%	68.0%	72.7%
% change Occupancy		4.6%	(19.5)%	(5.7)%	2.8%	8.2%	5.2%
RevPAR	$104	$121	$93	$76	$73	$80	$90
% change RevPAR		16.4%	(23.3)%	(18.7)%	(2.8)%	9.4%	10.5%
Room Demand(3)	13.3	14.3	11.8	11.4	11.8	12.8	10.0
% change Room Demand		7.4%	(17.6)%	(3.2)%	3.4%	8.2%	3.4
Room Supply(3)	17.3	17.7	18.2	18.7	18.8	18.8	13.8
% change Room Supply		2.7%	2.4%	2.7%	0.6%	0.0%	(1.6)%

Footnotes:

(1)
Data provided by Smith Travel Research

(2)
Data is year to date as of September 30, which may not be indicative of full year results

(3)
Figures in millions of room nights

        The historical performance of Clift in comparison to the city average demonstrates the strength of this asset. The hotel has been able to command significantly higher ADR levels as compared to the city average and as a result its RevPAR performance has also been stronger. For the period from 2002 to September 2005, the average annual RevPAR growth has been higher than the city average by 6.7%. While Clift's

RevPAR suffered a dramatic decline in 2001 due to the severe economic downturn in the city, it recovered more quickly than the market as a whole and year-on-year RevPAR growth has been robust since 2002.

RevPAR Performance(1)(2)(3)
2002 - 2005 YTD

Footnotes:

(1)
Data provided by Smith Travel Research

(2)
Percentages indicate percentage change from previous year

(3)
2005 figures are year to date as of September 30, which may not be indicative of full year results

London

        London is both a leading international tourist destination and world financial center. Overall travel to London is experiencing increased growth after sharp decreases following September 11, 2001. BAA's U.K. airports handled 140.1 million passengers during calendar year 2004, an all-time high and an increase of 6.9% over 2003. In-bound tourism also achieved a record high of 26.3 million visitors, reflecting an increase of 6.6% over 2003 according to BAA. The increased number of visitors to London has driven growth in occupancy, ADR and RevPAR levels, which grew by 11.2% in 2004 to £74.50. The 2004 Deloitte Hotel Benchmark Global Performance Review ranked London's hotel industry fourth globally (outside the U.S.) due to this strong RevPAR performance.

        The London hospitality market has experienced slower growth in 2005 due in part to the strength of the British pound against the U.S. dollar, and most recently to the terrorist attacks of July 7 and July 21, 2005. However, restrictive zoning laws and high construction costs limit competing new supply to prime hotel locations and we believe that this, coupled with London's well-balanced international guest mix and strong inherent business economy, will ensure that it remains one of Europe's strongest markets.

London Area Key Metric Trends(1)

	1999	2000	2001	2002	2003	2004	2005(2)
ADR(3)	£105	£110	£104	£95	£93	£98	£104
% change ADR		4.5%	(5.2)%	(9.1)%	(2.4)%	5.9%	4.7%
Occupancy	79.9%	80.7%	73.1%	74.0%	72.3%	75.9%	75.1%
% change Occupancy		1.0%	(9.5)%	1.3%	(2.3)%	5.1%	(1.9)%
RevPAR(3)	£84	£89	£76	£70	£67	£74	£78
% change RevPAR		5.5%	(14.2)%	(8.0)%	(4.7)%	11.2%	2.7%

Footnotes:

(1)
Data provided by Smith Travel Research

(2)
Data is year to date as of September 30, which may not be indicative of full year results

(3)
Data in British pounds

        Our London properties have been able to command significantly higher ADR levels as compared to the city average, resulting in stronger RevPAR performance. For the St. Martins Lane and Sanderson, the average annual RevPAR growth for the period from 2002 to September 2005 has been equal to the city average.

RevPAR Performance(1)(2)(3)(4)
2002 - 2005 YTD

Footnotes:

(1)
Data provided by Smith Travel Research

(2)
Our London portfolio calculated as a weighted average based on total number of rooms

(3)
Percentages indicate percentage change from previous year

(4)
2005 figures are year to date as of September 30, which may not be indicative of full year results

(5)
Includes Sanderson and St. Martins Lane

MORTGAGE AND OTHER INDEBTEDNESS OUTSTANDING AFTER THIS OFFERING

Existing Borrowings

        As of September 30, 2005, after giving effect to the incurrence of our management company's new $80.0 million term loan, to the use of proceeds of that term loan and this offering and after giving notice to extend the maturity on our mortgage indebtedness, our material borrowings are as follows:

  •
  A $285.0 million first mortgage note, which bears interest at LIBOR (3.8% and 2.3% at September 30, 2005 and December 31, 2004, respectively) plus a spread of 100 basis points. The note is scheduled to mature June 2010 as a result of our exercise of three consecutive one-year extension options, provided that certain conditions are met at the start of each one-year extension. The note may not be prepaid, in whole or in part, unless the following provisions as set forth in each related security instrument are followed:

  •
  the lender has received at least 30 but not more than 90 days' notice of such prepayment;

  •
  all accrued interest and any other amounts due are paid;

  •
  any partial prepayment is in a minimum amount of not less than $25,000 and is in multiples of $1,000 in excess thereof;

  •
  any partial prepayment of principal amounts will be applied to the last amount due and shall not relieve us of minimum principal amortization payments; and

  •
  all prepayment fees are paid.

    The note contains certain covenants including debt service coverage requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Debt" on page 81 for a discussion of such requirements. We are required to fund reserve accounts to cover monthly debt service payments. We are also required to fund reserves for property, sales and occupancy taxes, insurance premiums, capital expenditures and the operation and maintenance of our hotels. Reserves are deposited into restricted cash accounts and are released as certain conditions are met. Our subsidiary borrowers are not permitted to have any liabilities other than certain ordinary trade payables, purchase money indebtedness and capital lease obligations. Furthermore, our subsidiary borrowers are not permitted to incur additional mortgage debt or partnership interest debt without complying with various covenants or obtaining the prior written approval of the lender. In addition, we are not permitted to transfer more than 49% of the interest in our subsidiary borrowers without the prior written consent of the lender.

    The mortgage note is secured by a first mortgage on Morgans, Royalton, Hudson, Delano and Mondrian.

  •
  In October 2004, when Clift emerged from bankruptcy, we sold the hotel for $71 million and then leased it back for a 99-year lease term. Due to our continued involvement, this transaction is treated as a financing. Under the 99-year lease, our wholly-owned subsidiary, Clift Holdings LLC, is required to fund operating shortfalls, including the lease payments, and to fund all capital expenditures. The annual lease payments, which are payable in monthly installments, are as follows:

  •
  $2.8 million for the first two years following the commencement of the lease,

    •
    $6 million for the third through tenth year following the commencement of the lease, and

    •
    an amount that is reset every five years for the remainder of the lease term based on the percentage change in the consumer price index, subject, however, to certain maximum and minimum limitations on the amount of increase.

  •
  £107.5 million loan (approximately $184.9 million based on the British pound/U.S. dollar exchange rate provided by www.oanda.com as of December 31, 2005) to Morgans Hotel Group London Limited, a wholly-owned subsidiary of our joint venture vehicle, Morgans Hotel Group Europe Limited. The debt bears interest at a weighted average of approximately 6.3%. The loan has a five-year term and contains certain covenants including debt service coverage requirements. The loan may be prepaid, in whole or in part, subject to certain conditions, upon notice. Morgans Hotel Group London Limited is the party liable under the loan.

  The loan is secured by a first mortgage on Sanderson and St. Martins Lane.

Description of Our Concurrent Financings

        Concurrently with the closing of this offering, we expect that our operating company, Morgans Group LLC, will enter into a three-year revolving credit facility of $125.0 million, with an option to add one or more incremental revolving loan facilities of up to $25.0 million.

        We expect that the revolving credit facility will be unconditionally guaranteed by Morgans Hotel Group Co., three direct or indirect wholly-owned subsidiaries of Morgans Group LLC (MMRDH Parent Holding Company LLC, MMRDH Junior Mezz Holding Company LLC and MMRDH Intermediate Mezz Holding Company LLC), which we refer to as the Guarantors, and MHG Management Company.

        In connection with the Formation and Structuring Transactions, Morgans Hotel Group Co. will assume Morgans Hotel Group LLC's guarantee of the MHG Management Company secured three-year term loan facility of $80.0 million. The term loan facility will be unconditionally guaranteed by the Guarantors and Morgans Group LLC.

        The facilities will be secured by a first-priority security interest in substantially all the assets of Morgans Group LLC, MHG Management Company and each of the Guarantors, including a first-priority pledge of all the capital stock held by Morgans Group LLC, MHG Management Company and the Guarantors and a first-priority security interest in substantially all tangible and intangible assets of Morgans Group LLC, MHG Management Company and the Guarantors.

        We expect that the term loan facility will amortize in equal quarterly installments in an amount equal to 0.25% of the original principal amount, commencing with the third quarter of 2006, with the balance payable at the final maturity.

        The interest rate per annum applicable to the loans will be a fluctuating rate of interest measured by reference to, at our election, either adjusted LIBOR or an alternative base rate, plus a borrowing margin. Alternative base rate loans will have an initial borrowing margin of 1.0%. Adjusted LIBOR loans will have an initial borrowing margin of 2.0%. After the full first quarter after the closing of the revolving credit facility, the borrowing margins under the revolving credit facility may vary depending on our total leverage ratio.

        We expect that the facilities will require us to maintain for each four-quarter period an adjusted debt to adjusted EBITDA ratio of no more than 6.5x, an adjusted EBITDA to fixed charges ratio of no less than 2.0x, and a senior secured indebtedness to adjusted EBITDA ratio of not more than 5.0x. We expect that the facilities will contain a covenant prohibiting us from paying dividends on our common stock.

        At closing, the term loan facility will be fully funded but it is expected that our revolving credit facility will be undrawn and will be available on a revolving basis for general corporate purposes, including acquisitions.

MANAGEMENT

Directors and Executive Officers

        Upon completion of the offering, our board of directors will consist of 7 members. In accordance with the independence requirements of Rule 10A-3(b) under the Exchange Act and independent director standards of the Nasdaq Stock Market, Inc., a majority of our directors will be independent after the consummation of this offering.

        The following table sets forth information concerning the individuals who will be our directors and executive officers upon the consummation of the offering. Ages are as of September 30, 2005.

Name	Age	Position
David T. Hamamoto	45	Chairman of the Board of Directors
W. Edward Scheetz	41	President, Chief Executive Officer and Director
Marc Gordon	41	Chief Investment Officer and Executive Vice President of Capital Markets
Richard Szymanski	48	Chief Financial Officer
Edwin L. Knetzger, III	54	Director
Lance Armstrong	34	Director
Fred J. Kleisner	61	Director and Chairman of the Audit Committee
Thomas L. Harrison	57	Director
Robert Friedman	50	Director

        The following is a biographical summary of the experience of our directors and executive officers:

        David T. Hamamoto is the Chairman of our Board of Directors. In 1997, Mr. Hamamoto co-founded NorthStar Capital Investment Corp. with W. Edward Scheetz and currently is the Co-Chairman of its Board of Directors and its Co-Chief Executive Officer. Prior to that time, Mr. Hamamoto was a partner, co-head and co-founder of the Real Estate Principal Investment Area at Goldman, Sachs & Co. Additionally, Mr. Hamamoto serves on the boards of NorthStar Capital Investment Corp., NorthStar Realty Finance Corp., Koll Development and MDLinx. Mr. Hamamoto is also the President and Chief Executive Officer of NorthStar Realty Finance Corp., a NYSE-listed commercial real estate company. Mr. Hamamoto received a Bachelor of Science degree from Stanford University and a Master of Business Administration from the Wharton School of the University of Pennsylvania.

        W. Edward Scheetz is our President, Chief Executive Officer and one of our Directors. In July 1997, Mr. Scheetz co-founded NorthStar Capital Investment Corp. with David T. Hamamoto, and currently is the Co-Chairman of its Board of Directors and its Co-Chief Executive Officer. Since NorthStar Capital Investment Corp.'s investment in 1997 in our predecessor company, Mr. Scheetz has been a member of the Board of our predecessor company. Mr. Scheetz also serves on the boards of NorthStar Capital Investment Corp., NorthStar Realty Finance Corp. (where he is the Chairman), Koll Development, 401Kexchange.com and tutor.com and serves on the Investment Committee of NS Advisors. Prior to founding NorthStar Capital, Mr. Scheetz was a partner at Apollo Real Estate Advisors from 1993 to 1997, where he was responsible for the investment activities of Apollo Real Estate Investment Fund I and II, which included, among others, financing the development of Delano and certain of our other projects. Mr. Scheetz received an A.B. in economics from Princeton University.

        Marc Gordon is our Chief Investment Officer and Executive Vice President of Capital Markets. Mr. Gordon also serves as a Vice President of NorthStar Capital Investment Corp. At NCIC, Mr. Gordon is responsible for the origination, structuring and negotiation of investment and financing transactions as well as the raising of capital for NCIC's investment activities. Mr. Gordon joined NCIC in October 1997. Prior to joining NCIC, Mr. Gordon was a Vice President in the Real Estate Investment Banking Group at Merrill Lynch & Co., where he executed corporate finance and strategic transactions for public and private real estate ownership companies, including REITs, real estate service companies, and hospitality companies. Mr. Gordon graduated from Dartmouth College with an A.B. in economics and also holds a J.D. from the UCLA School of Law.

        Richard Szymanski is our Chief Financial Officer. Before joining us in 2005, Mr. Szymanski was the Senior Vice President and Chief Financial Officer of Prime Hospitality LLC. From 2003 to 2004, Mr. Szymanski was the Senior Vice President and Chief Financial Officer of Prime Hospitality Corp. From 1998 to 2003, Mr. Szymanski was the Vice President of Finance to Prime Hospitality Corp. In these positions, Mr. Szymanski was responsible for overseeing the accounting department, budget and planning, internal audits and cash management. Mr. Szymanski received a Bachelor of Science degree in accounting from Rutgers University.

        Edwin L. Knetzger, III is one of our Directors. Mr. Knetzger is one of the co-founders and is the current Vice Chairman of Greenwich Capital Markets, Inc., a leading fixed income institutional investor, where he previously served at various times as President, Chief Executive Officer and Chairman from 1981 to 2003. Prior to joining Greenwich Capital Markets, Inc., Mr. Knetzger was employed by Kidder Peabody & Company where he served as Co-Manager and Head Trader of the Government Bond Trading Department from 1975 to 1980. Additionally, Mr. Knetzger serves on the boards of Paul Newman's The Hole In The Wall Gang Camp and The Hole In The Wall Gang Association, which are non-profit organizations for children and families afflicted by cancer and serious blood diseases. Mr. Knetzger received a Bachelor of Arts and a Master of Business Administration from University of Virginia.

        Lance Armstrong is one of our Directors. Mr. Armstrong is a retired professional road racing cyclist and winner of seven consecutive Tour de France races from 1999 to 2005. In 2002, Sports Illustrated magazine named him their Sportsman of the Year. He was also named Associated Press Male Athlete of the Year for 2002, 2003, 2004 and 2005, received ESPN's ESPY Award for Best Male Athlete in 2003, 2004 and 2005, and won the BBC Sports Personality of the Year Overseas Personality Award in 2003. Mr. Armstrong is the founder of the Lance Armstrong Foundation, a nonprofit organization which seeks to support cancer victims and raise awareness about cancer through education, advocacy, public health and research programs. Mr. Armstrong has been a member of President George W. Bush's Cancer Panel since 2002.

        Fred J. Kleisner is the Chairman of our Audit Committee and one of our Directors. Mr. Kleisner is currently a consultant to the hotel industry. From March 2000 to August 2005, Mr. Kleisner was the Chief Executive Officer of Wyndham International, a hotel company that owned, leased, managed and franchised hotels and resorts in the U.S., Canada, Mexico, the Caribbean and Europe. Mr. Kleisner also served as the Chairman of Wyndham International's Board from October 13, 2000. From August 1999 to October 2000, Mr. Kleisner served as President and from July 1999 to March 2000, Mr. Kleisner also served as Chief Operating Officer. From March 1998 to August 1999, he served as President and Chief Operating Officer of The Americas for Starwood Hotels & Resorts Worldwide, Inc. Hotel Group. His experience in the industry also includes senior positions with Westin Hotels and Resorts, where he served as President and Chief Operating Officer from 1995 to 1998; Interstate Hotels Company where he served as Executive Vice President and Group President of Operations from 1990 to 1995; The Sheraton Corporation, where he served as Senior Vice President, Director of Operations, North America Division—East from 1985 to 1990; and Hilton Hotels, where for 16 years he served as General Manager of several landmark hotels, including The Waldorf Astoria and The Waldorf Towers in New York, The Capital Hilton in Washington, D.C., and The Hilton Hawaiian Village in Honolulu. Mr. Kleisner, who holds a B.A. degree in Hotel Management from Michigan State University, completed advanced studies at the University of Virginia and Catholic University of America.

        Thomas L. Harrison is one of our Directors. Mr. Harrison is Chairman and Chief Executive Officer of Diversified Agency Services ("DAS"), a group of marketing services companies. A division of the Omnicom Group, DAS provides a broad range of marketing communication services. Mr. Harrison has been the President of DAS since 1997 and was named Chairman and Chief Executive Officer in 1998. Prior to joining DAS, Mr. Harrison was Co-founder and Chairman of Harrison & Star Business Group. Mr. Harrison serves on the boards of The Children's Hospital at Montefiore and the New York Chapter of the Arthritis Foundation. He is a member of the President's council at Tulane University School of Medicine and was a member of the Dean's council at Tulane School of Public Health and Tropical Medicine. He is also the chairman of the Dean's council of The Steinhardt School at New York University. He has served as co-chairman of the New York Chapter of the U.S. Olympic Committee. Mr. Harrison holds an advanced degree in cell biology and physiology from West Virginia University.

        Robert Friedman is one of our Directors. Mr. Friedman is President of Classic Media: Harvey & Golden Books Entertainment, a New York-based family entertainment company, that owns a portfolio of family-oriented titles, including the former UPA, Harvey Entertainment and Golden Books entertainment libraries. From 1991 to 2003 Mr. Friedman held a variety of senior positions at AOL Time Warner, including as Head of Corporate Marketing for Time Warner and President of AOL, Interactive Marketing & TV. Mr. Friedman was President of New Line TV and Co-Chairman of Worldwide Theatrical Marketing, Licensing and Merchandising. Mr. Friedman was a member of the original development team of MTV Networks from 1981 to 1989. Mr. Friedman serves on the Board of Directors of Vassar College, Columbia Business School, The Mount Sinai Medical Center and The Big Apple Circus. Mr. Friedman also serves on the International Advisory Boards for Abercrombie and Kent Destinations and New Zealand. Mr. Friedman received a Bachelor of Arts from Vassar College and a Master of Business Administration from Columbia University.

Other Significant Professionals

        The following is a biographical summary of the experience of our other significant professionals:

        Niels Sherry is our Executive Vice President of Operations. Mr. Sherry joined us in 1999 as the General Manager of St. Martins Lane. From 2001 until 2004, Mr. Sherry was the Regional Vice President London, overseeing both St. Martins Lane and Sanderson. Prior to joining us in 1999, Mr. Sherry held positions as hotel manager, rooms division and manager of the front desk during his employment with Starwood Hotels, St. Andrews Old Course Hotel and with The Savoy. Mr. Sherry graduated in Hotel Administration from the Westminster Hotel School, London.

        David Weidlich is our Executive Vice President of Asset Management. From 2000 to 2004, Mr. Weidlich was our Regional Vice President and General Manager—West Coast, based at Mondrian. From 1998 to 2000, Mr. Weidlich was the General Manager of Mondrian. Prior to joining us in 1997, Mr. Weidlich was the Executive Director of the Rooms Division at The Plaza Hotel in New York City. Mr. Weidlich received a Bachelor of Science degree from University of Nevada, Las Vegas' School of Hotel Administration.

        T. Blake Danner is our Senior Vice President of Sales. Mr. Danner joined us in 1998 and since that time has served as Director of Sales and Marketing at the St. Moritz, the Regional Director of New York Sales and Marketing, and the Corporate Vice President of Sales and Marketing. Prior to joining us, Mr. Danner was with Regal Hotels International (currently known as Millennium Copethorne) for 14 years, where he last served as the Senior Corporate Director, sales and marketing. Mr. Danner holds a Bachelor of Science degree from Oklahoma State University.

        M. Thomas Buoy is our Vice President of Distribution and Revenue Management. Mr. Buoy joined us in 1999. Prior to joining us, Mr. Buoy was a Manager in Ernst & Young, LLP's Hospitality Services Group where he managed various Hospitality and Healthcare related engagements. Mr. Buoy also served as Chairman of the International Quality & Productivity Center's 2002 Revenue Management for the Hospitality Industry National Conference. Mr. Buoy received a Bachelor of Science and received a Masters of Management from Cornell University.

        Michael Davis is our Director of E-Commerce. Mr. Davis joined us in 2002 as a consultant. From 2000 to 2001, Mr. Davis served as Co-Founder and Chief Creative Officer of Tablet Inc. and TabletBookings,

internet businesses focused on the hospitality industry. From 1997 to 2000, Mr. Davis was the General Manager and Creative Director and Designer for Razorfish. Mr. Davis is a founding member of the HSMAI Advisory Board, which sets internet standards for the hotel industry. Mr. Davis is a graduate of UCLA and an alumnus of Art Center College of Design in Pasadena.

        David Freiberger is our Director of Brand Integrity. Mr. Freiberger joined us in 1989 in the housekeeping department and has been involved in the opening of all our hotels except Morgans, working in both housekeeping and front office. Currently, Mr. Freiberger's responsibilities include maintaining our brands as well as the integrity of their design. Mr. Freiberger received a Bachelor of Science from New York University.

        Kim Walker is our Director of Creative Services. Ms. Walker joined us in 1991 and her responsibilities include the strategy, planning and management of all marketing and hotel collateral, promotional material, advertising, and uniform programs for all our properties. In addition, Ms. Walker is responsible for overseeing public relations and special events. Ms. Walker received a Bachelor of Science from Boston University.

Board Committees

        Upon completion of the offering, our board of directors will appoint an Audit Committee, Compensation Committee and a Corporate Governance and Nominating Committee, and will adopt charters for each of these committees. We plan to appoint one independent director to each of our committees upon completion of this offering. In accordance with the requirements of Rule 303A, we plan to nominate new independent members to each of these committees so that they are comprised of a majority of independent directors within 90 days after, and entirely of independent directors within one year after, the consummation of this offering.

Audit Committee

        Upon completion of this offering, we will have an Audit Committee, which will initially consist of Mr. Kleisner. The committee will be responsible for, among other things, (i) overseeing management's maintenance of the reliability and integrity of our financial reporting and disclosure practices, (ii) overseeing management's establishment and maintenance of processes to assure that an adequate system of internal control is functioning, (iii) overseeing management's establishment and maintenance of processes to assure our compliance with all applicable laws, regulations and corporate policy, (iv) reviewing our annual and quarterly financial statements prior to their filing or prior to the release of earnings and (v) reviewing the performance of the independent accountants, (vi) appointing, retaining or terminating the independent accountants, and (vii) pre-approving all audit, audit-related and other services, if any, to be provided by the independent accountants. Mr. Kleisner, an independent director, will chair our audit committee and serve as our audit committee financial expert as that term is defined by the SEC. The audit committee will have the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate.

Compensation Committee

        Upon completion of this offering, we will have a Compensation Committee that will be responsible for, among other things, (i) reviewing employee compensation policies, plans and programs, (ii) setting relevant goals and benchmarks for performance and monitoring performance and the compensation of our executive officers and other significant professionals, (iii) administering our incentive compensation plans and programs and (iv) preparing recommendations and periodic reports to the board of directors concerning these matters. The committee, which will initially consist of Mr. Knetzger, will also produce an annual report on executive compensation for inclusion in our annual meeting proxy statement.

Corporate Governance and Nominating Committee

        Upon completion of this offering, we will have a Corporate Governance and Nominating Committee that will be responsible for, among other things, (i) seeking, considering and recommending to the board qualified candidates for election as directors and to fill any vacancies on the board, (ii) recommending a slate of nominees for election as directors at the annual meeting, (iii) preparing and submitting to the board qualifications for the position of director and policies concerning the term of office of directors and the composition of the board and (iv) considering and recommending to the board other actions relating to our corporate governance. The committee, which will initially consist of Mr. Knetzger, will also annually recommend to the board nominees for each committee of the board and facilitate the assessment of the board of directors' performance as a whole and of the individual directors.

Compensation Committee Interlocks and Insider Participation

        Upon completion of this offering, our board of directors will form a compensation committee as described above. None of our executive officers will serve as a member of our compensation committee, and none of them have served, or will be permitted to serve, on the compensation committee, or other committee serving a similar function, of any entity of which an executive officer is expected to serve as a member of our compensation committee.

Involvement in Certain Legal Proceedings

        As disclosed previously under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Comparison of Year Ended December 31, 2004 to Year Ended December 31, 2003—Other non-operating (income) expense" on page 74 above, Clift Holdings, one of our wholly-owned operating subsidiaries that owns Clift previously sought Chapter 11 bankruptcy protection. It emerged from Chapter 11 bankruptcy protection in October 2004. David Hamamoto, our Chairman, and W. Edward Scheetz, our President and Chief Executive Officer, were directors of Clift Holdings at the time of its bankruptcy filing in August 2003.

Code of Business Conduct and Ethics

        We have adopted a code of corporate ethics relating to the conduct of our business by our employees, officers and directors. We intend to maintain the highest standards of ethical business practices and compliance with all laws and regulations applicable to our business, including those relating to doing business outside the United States.

Director Compensation

        Our director compensation is as follows:

  •
  the chairman of our board of directors is paid an annual fee of $35,000;

  •
  each of our non-employee directors is paid an annual director's fee of $25,000;

  •
  the non-employee director who serves as chairman of our Audit Committee is paid an additional annual fee of $10,000;

  •
  each non-employee director who serves as chairman of another board committee (initially our Compensation Committee and our Corporate Governance and Nominating Committee) is paid an additional annual fee ($7,500 for the chairman of our Compensation Committee and $5,000 for the chairman of our Corporate Governance and Nominating Committee);

  •
  each non-employee director is also paid $1,000 per board meeting attended in person and $500 per board meeting attended by telephone; and

  •
  each non-employee director is also paid $1,000 per committee meeting attended in person and $600 per committee meeting attended by telephone.

        Directors who are our officers or employees will receive no compensation as directors. In addition, we will reimburse all directors for reasonable and customary out-of-pocket expenses incurred in connection with their services on the board of directors and our directors are entitled to free or discounted rooms at our hotel properties.

        Pursuant to our stock incentive plan, we will automatically grant to each of our non-employee directors restricted stock units, as described in "—Stock Incentive Plan" below. Upon the consummation of this offering, we will automatically grant restricted stock units having a value of approximately $100,000 to any person who becomes a non-employee director. We will also provide automatic grants of $100,000 worth of restricted stock units to non-employee directors who become directors after the consummation of this offering which will be made on the date the new non- employee director attends his or her first meeting of our board of directors. The actual number of shares of restricted stock units that we will automatically grant will be determined: (1) for those grants that are to occur upon the consummation of this offering, by dividing the fixed value of the grant by the price per share in this offering; and (2) for those grants that occur after this offering, by dividing the fixed value of the grant by the closing sale price of our common stock on the Nasdaq National Market on the grant date. The restrictions on the initial grants of restricted stock units will lapse as to 1/3 of the amount granted on the first anniversary of the grant date and as to the remainder in 24 equal installments at the end of each month following the first anniversary of the grant date (lapsing fully on the third anniversary of the grant date).

        In lieu of the $100,000 restricted stock unit award in the preceding paragraph, upon the consummation of this offering, our Chairman will be given a one-time grant of $6,500,000 worth of LTIP units in Morgans Group LLC and stock options to purchase $6,000,000 worth of our stock (in both instances using the price shown on the cover of this prospectus), 1/3 of which will vest on the first anniversary of the grant date and the remainder of which will vest in 24 equal installments at the end of each month following the first anniversary of the grant date (becoming fully vested on the third anniversary of the grant date) and will be subject to the terms and conditions of our 2006 Omnibus Stock Incentive Plan.

        Each year, pursuant to our stock incentive plan, we will automatically grant each of our non-employee directors restricted stock units having a value of approximately $25,000. These annual automatic grants will be made on the first business day following each annual meeting of our stockholders and the actual number of shares of common stock covered by such units that we will grant will be determined by dividing the fixed value of the annual grant by the closing sale price of our common stock on the Nasdaq National Market on the grant date.

Executive Compensation

        Although subject to change, the following table sets forth the compensation that we expect to be paid to our chief executive officer and our two other executive officers, who are collectively referred to as our "named executive officers" for our fiscal year ending December 31, 2006, commencing upon consummation of the offering:

		Annual Compensation				Long-Term Compensation Awards
Name and Principal Position	Year	Salary(1)	Bonus(2)	Other Annual Compensation		Securities Underlying Options/SARs
W. Edward Scheetz, President and Chief Executive Officer	2006	$750,000	(3)	$6,500,000	(4)		(4)
Marc Gordon, Chief Investment Officer and Executive Vice President of Capital Markets	2006	$650,000	(5)	$3,750,000	(6)		(6)
Richard Szymanski, Chief Financial Officer	2006	$350,000	(7)	$500,000	(8)		(8)

(1)
Amounts given are annualized projections for the year ending December 31, 2006 based on employment agreements that will become effective upon consummation of this offering, or in the case of Mr. Szymanski his existing offer letter.

(2)
Bonuses will be granted at the discretion of our compensation committee in accordance with applicable corporate and individual performance targets determined by our compensation committee.

(3)
Under his employment agreement, Mr. Scheetz is eligible for an annual cash bonus based on the satisfaction of performance goals as established by our compensation committee. Mr. Scheetz's annual bonus will have a target of 100% of his base salary and a maximum level of 200% of his base salary.

(4)
Upon consummation of this offering, Mr. Scheetz will receive a one-time grant of $6,500,000 worth of LTIP units in Morgans Group LLC and stock options to purchase $6,000,000 worth of stock (in both instances using the price shown on the cover of this prospectus), 1/3 of which will vest on the first anniversary of the grant date and the remainder of which will vest in 24 equal installments at the end of each month following the first anniversary of the grant date (becoming fully vested on the third anniversary of the grant date) and will be subject to the terms and conditions of our 2006 Omnibus Stock Incentive Plan. See "Management—Stock Incentive Plan".

(5)
Under his employment agreement, Mr. Gordon is eligible for an annual cash bonus based on the satisfaction of performance goals as established by our compensation committee. Mr. Gordon's annual bonus will have a target of 100% of his base salary and a maximum level of 120% of his base salary.

(6)
Upon consummation of this offering, Mr. Gordon will receive a one-time grant of $3,750,000 worth of LTIP units in Morgans Group LLC and stock options to purchase $3,000,000 worth of stock (in both instances using the price shown on the cover of this prospectus), 1/3 of which will vest on the first anniversary of the grant date and the remainder of which will vest in 24 equal installments at the end of each month following the first anniversary of the grant date (becoming fully vested on the third anniversary of the grant date) and will be subject to the terms and conditions of our 2006 Omnibus Stock Incentive Plan. See "Management-Stock Incentive Plan".

(7)
Mr. Szymanski is eligible for an annual cash bonus based on the satisfaction of performance goals as established by our compensation committee. Mr. Szymanski's offer letter provides that his 2006 bonus shall not be less than $100,000.

(8)
Upon consummation of this offering, Mr. Szymanski will receive a one-time grant of $500,000 worth of LTIP units in Morgans Group LLC and stock options to purchase $500,000 worth of stock (in both instances using the price shown on the cover of this prospectus), 1/3 of which will vest on the first anniversary of the grant date and the remainder of which will vest in 24 equal installments at the end of each month following the first anniversary of the grant date (becoming fully vested on the third anniversary of the grant date) and will be subject to the terms and conditions of our 2006 Omnibus Stock Incentive Plan. See "Management—Stock Incentive Plan".

Employment Agreements

        We will enter into employment agreements with W. Edward Scheetz, our President and Chief Executive Officer and Marc Gordon, our Chief Investment Officer and Executive Vice President of Capital Markets. Richard Szymanski, our Chief Financial Officer, has an accepted offer letter.

        Mr. Scheetz's employment agreement will provide for him to serve as our President and Chief Executive Officer. We anticipate that Mr. Scheetz's employment agreement will provide for:

  •
  an initial contract term through the fourth anniversary of the consummation of this offering, renewing annually thereafter unless either party gives written notice of non-renewal at least 90 days prior to the end of each contract term;

  •
  an annual base salary of $750,000, subject to annual review for increase;

  •
  eligibility for an annual cash bonus based on the satisfaction of performance goals as established by our compensation committee. Mr. Scheetz's annual bonus will have a target of 100% of his base salary and a maximum level of 200% of his base salary;

  •
  a one-time grant of $6,500,000 worth of LTIP units in Morgans Group LLC and stock options to purchase $6,000,000 worth of stock on the consummation of this offering (in both instances using the price shown on the cover of this prospectus), 1/3 of which will vest on the first anniversary of the grant date and the remainder of which will vest in 24 equal installments at the end of each month following the first anniversary of the grant date (becoming fully vested on the third anniversary of the grant date) and will be subject to the terms and conditions of our 2006 Omnibus Stock Incentive Plan; and

  •
  medical and other group welfare plan coverage and fringe benefits provided to our employees.

        In the event of our termination of Mr. Scheetz without "cause" (as will be defined in the proposed agreement) or Mr. Scheetz's termination of employment for "good reason" (as will be defined in the proposed agreement), Mr. Scheetz will receive the following amounts:

  •
  salary through the date of termination;

  •
  a pro rata bonus for the portion of the year elapsed during which termination occurs based on the greater of target annual bonus for the year in which termination occurs or average annual bonus for the two preceding years;

  •
  a lump sum amount equal to 2.5 times Mr. Scheetz's then current base salary plus 2.5 times the greater of target annual bonus for the year in which termination occurs or average annual bonus for the two preceding years;

  •
  full vesting of all his equity awards; and

  •
  30 months of continued medical, dental, vision and prescription drug coverage for Mr. Scheetz and his dependents.

        In the event Mr. Scheetz's employment agreement is not extended by us, Mr. Scheetz will receive the following amounts upon the date of termination:

  •
  salary through the date of termination;

  •
  a lump sum amount equal to Mr. Scheetz's then current base salary plus 1.0 times the greater of target annual bonus for the year in which termination occurs or average annual bonus for the two preceding years;

  •
  12 months of continued medical, dental, vision and prescription drug coverage for Mr. Scheetz and his dependents; and

  •
  vesting of the next applicable tranche of any of Mr. Scheetz's equity awards.

        In addition, in the event a payment to Mr. Scheetz is deemed to be a golden parachute payment under Section 280G of the Internal Revenue Code, Mr. Scheetz would also receive a tax gross-up payment to cover his excise tax liability under Section 4999.

        In his employment agreement, Mr. Scheetz has agreed that during the course of his employment and, unless he terminates his employment for "good reason" or is terminated without cause, for a one year period thereafter, he will not, subject to certain exceptions, engage in competition with our business of the management and operation of "full service hotels" in North America or Western Europe. In his employment agreement, Mr. Scheetz has also agreed to non-solicitation provisions that cover the period of his employment and, subject to certain exceptions, a one year period thereafter.

        Mr. Gordon's employment agreement will provide for him to serve as our Chief Investment Officer and Executive Vice President of Capital Markets. We anticipate that Mr. Gordon's employment agreement will be substantially similar to Mr. Scheetz's agreement except that:

  •
  his initial annual base salary will be $650,000;

  •
  his annual bonus will have a target of 100% of his base salary and a maximum level of 120% of his base salary; and

  •
  he will receive a one-time grant of $3,750,000 LTIP units in Morgans Group LLC and stock options to purchase $3,000,000 worth of stock on the consummation of this offering (in both instances using the price shown on the cover of this prospectus), 1/3 of which will vest on the first anniversary of the grant date and the remainder of which will vest in 24 equal installments at the end of each month following the first anniversary of the grant date (becoming fully vested on the third anniversary of the grant date) and will be subject to the terms and conditions of our 2006 Omnibus Stock Incentive Plan.

        Mr. Szymanski's accepted offer letter provides for him to serve as our Chief Financial Officer. Mr. Szymanski is to receive an annual base salary of $350,000, a 2006 annual bonus of at least $100,000 and pension and welfare benefits in accordance with our general policies. Mr. Szymanski's employment is on an "at will" basis.

Stock Incentive Plan

        The Morgans Hotel Group Co. 2006 Omnibus Stock Incentive Plan, or our stock incentive plan, will be adopted by our board of directors and approved by our sole stockholder prior to the consummation of this offering. The stock incentive plan provides for the issuance of stock-based incentive awards, including incentive stock options, non-qualified stock options, stock appreciation rights, stock, restricted stock and other equity-based awards, or any combination of the foregoing. The eligible participants of the stock incentive plan include our directors, officers and employees. An aggregate of 3,500,000 shares has been reserved for issuance under the stock incentive plan, and, in the event that the underwriters exercise their option to purchase additional shares, the number of shares reserved will automatically increase by a number of shares equal to 10% of the number of shares sold to the underwriters as a result of the exercise of the over-allotment option. The number of shares reserved under our stock incentive plan is also subject to equitable adjustment upon the occurrence of certain corporate events.

        The stock incentive plan may be administered by either our board of directors or any committee appointed by our board of directors in accordance with the requirements of Section 162(m) of the Internal Revenue Code (but only to the extent necessary and desirable to satisfy the requirements of Section 162(m) of the Internal Revenue Code) and, to the extent applicable, Rule 16b-3 under the Exchange Act, the board or committee being referred to as the "plan administrator." The plan administrator may interpret the stock incentive plan and may enact, amend and rescind rules, make all other determinations necessary or desirable for the administration of the stock incentive plan and generally determine the terms and conditions of awards granted under the stock incentive plan.

        We may issue incentive stock options or non-qualified stock options under the stock incentive plan. The incentive stock options granted under the stock incentive plan are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code. The option price of each stock option granted under the stock incentive plan will be determined by the plan administrator and must be at least equal to the par value of a share of common stock on the date the stock option is granted and, in the case of an incentive stock option, may be no less than the fair market value of the stock underlying the option as of the date the incentive stock option is granted.

        Stock appreciation rights may be granted under the stock incentive plan either alone or in conjunction with all or part of any stock option granted under the stock incentive plan. A stock appreciation right granted under the stock incentive plan entitles its holder to receive per share, at the time of exercise, an amount in cash or stock (or a combination of cash and stock) equal to the excess of the fair market value (at the date of exercise) of a share of common stock over a specified price fixed by the plan administrator, with the plan administrator determining the form of payment.

        Restricted common stock may be granted under the stock incentive plan. The plan administrator will determine the purchase price, performance period and performance goals, if any, with respect to the grant of restricted common stock. Participants with restricted common stock generally have all of the rights of a stockholder. If the performance goals or other restrictions are not attained, the participant will forfeit his or her shares of restricted common stock.

        Other equity-based awards under the stock incentive plan will include grants of membership units in our operating company, which are structured as profits interests, or Long Term Incentive Plan units (LTIP units). Because the LTIP units are structured as profits interests, we do not expect the grant, vesting or conversion of such units to produce a tax deduction for us. Each LTIP unit awarded will be deemed to be equivalent to an award of one share of our common stock reserved under our stock incentive plan. Each LTIP unit award will reduce the amount of our shares of common stock available for other equity awards on a one-for-one basis. The plan administrator will determine the purchase price, performance period and performance goals, if any, with respect to the grant of LTIP units. If the performance goals or other restrictions are not attained, the participant will forfeit his or her LTIP units.

        LTIP units, whether vested or not, will receive the same quarterly per unit distributions as membership units in our operating company, which equal per share dividends on our common stock. Initially, LTIP units will not have full parity with other membership units of our operating company with respect to liquidating distributions. Upon the occurrence of specified events, LTIP units may over time achieve full parity with other membership units for all purposes, and therefore accrete to an economic value for participants equivalent to our common stock on a one-for-one basis. If such parity is reached, vested LTIP units may be converted into an equal number of membership units at any time, and thereafter enjoy all the rights of membership units of our operating company. Holders of membership units of the operating company may redeem their membership units for an equivalent number of shares of our common stock, at any time beginning one year after the consummation of this offering, unless the managing member of our operating company determines, in its reasonable discretion, that such redemption would create a material risk that the operating company would be classified as a publicly traded partnership under Section 7704 of the Internal Revenue Code. However, there are circumstances under which the LTIP units will not achieve full parity with membership units. Until and unless such parity is reached, the value that a participant will realize for a given number of vested LTIP units will be less than the value of an equal number of shares of our common stock.

        Upon consummation of this offering, we will cause our operating company to issue an aggregate of up to $18.0 million worth of LTIP units and we will issue options to purchase up to $20.5 million worth of common stock (both based on the offering price shown on the cover of this prospectus) to our chairman, officers and our other key employees. Such LTIP units and stock options will vest as to 1/3 of the amount granted on the first anniversary of the grant date and as to the remainder in 24 equal installments at the end of each month following the first anniversary of the grant date (becoming fully vested on the third anniversary of the grant date). See "Description of the Operating Agreement of Morgans Group LLC" for a further description of the rights of members in our operating company.

        Upon the consummation of this offering we will issue restricted stock units covering $100,000 worth of our common stock to each of our non-employee directors (other than our chairman) and we will issue $100,000 worth of restricted stock units to non-employee directors who join the board after the consummation of this offering on the date such person attends his or her first board meeting. The stock incentive plan also provides for automatic annual grants of restricted stock units to each of our non-employee directors having a value of approximately $25,000. These annual automatic grants will be made on the first business day following each annual meeting of our stockholders. The annual grants will be fully vested on the date of grant, and the initial grants will vest as to 1/3 of the amount granted on the first anniversary of the grant date and as to the remainder in 24 equal installments at the end of each month following the first anniversary of the grant date (becoming fully vested on the third anniversary of the grant date).

        The terms of the stock incentive plan provide that the plan administrator may amend, suspend or terminate the stock incentive plan at any time, but stockholder approval of any such action will be obtained if required to comply with applicable law. Further, no action may be taken that adversely affects any rights under outstanding awards without the holder's consent. The stock incentive plan will terminate on the tenth anniversary of the effectiveness of the registration statement of which this prospectus is a part.

Annual Bonus Plan

        The Morgans Hotel Group Co. Annual Bonus Plan, or our annual bonus plan, will be adopted by our board of directors and approved by our sole stockholder prior to the consummation of this offering. The annual bonus plan will be administered by our compensation committee, which will select the participants and establish the performance goals, target bonus opportunity and maximum bonus opportunity for each participant. Upon completion of each performance period, the compensation committee will evaluate our performance against the established performance goals and thereafter determine the amount of bonuses payable to each participant. The compensation committee reserves the right to increase or decrease the amount of the bonuses payable to any participant to reflect such quantitative or qualitative considerations as the compensation committee deems relevant. The annual bonuses payable to Messrs. Scheetz, Gordon and Szymanski are expected to be payable under and in accordance with our annual bonus plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Formation and Structuring Transactions

        In connection with the Formation and Structuring Transactions, the existing ownership interests in Morgans Group LLC, the entity through which we own our hotel properties, will be restated, following the contribution of our initial hotel properties, to represent membership units that are exchangeable for shares of our common stock. In addition, as described below, membership units will be issued to Morgans Hotel Group LLC for the contribution of MHG Management Company. Assuming that the initial public offering price of our shares of common stock is the mid-point of the range of prices indicated on the front cover of this prospectus, these membership units will be allocated as follows:

  •
  15,000,000 membership units will be issued to us in exchange for the contribution of the net proceeds of this offering;

  •
  approximately 15,693,000 membership units (with a value of approximately $313.9 million at the mid-point of the offering range) will be received by us on a one-for-one basis in consideration for our exchange of shares of our common stock for NorthStar's interest in Morgans Group LLC;

  •
  approximately 2,769,000 membership units (with a value of approximately $55.4 million at the mid-point of the offering price range) will be received by us on a one-for-one basis in consideration for our exchange of shares of our common stock for RSA Associates' interest in Morgans Group LLC;

  •
  approximately 38,000 membership units (with a value of approximately $0.8 million at the mid-point of the offering price range) will be received by us on a one-for-one basis in consideration for our exchange of shares of our common stock for the other Morgans Hotel Group Investors' interest in Morgans Group LLC; and

  •
  1,000,000 membership units (with a value of $20.0 million at the mid-point of the offering price range) will be issued to Morgans Hotel Group LLC for the contribution of MHG Management Company.

        As a result of the above transactions, we will hold a 97.1% managing membership interest in Morgans Group LLC or, if the underwriters fully exercise their option to purchase additional shares, a 97.3% managing membership interest.

        Material benefits to be received in connection with the Formation and Structuring Transactions include:

  •
  NorthStar will receive a distribution from Morgans Hotel Group LLC of approximately $12.0 million in cash and will receive a total of approximately 15,693,000 membership units, which it will exchange for approximately 15,693,000 shares of our common stock (with a value of approximately $313.9 million at the mid-point of the offering price range), which will be more liquid than its current indirect interest in Morgans Hotel Group LLC;

  •
  NorthStar will receive from Morgans Hotel Group LLC an additional approximately $12.6 million comprised of the repayment of a $10.4 million loan and $2.2 million in accrued advisory services fees;

  •
  Out of the net proceeds of the offering, the preferred equity interest in Clift Holdings LLC held by NorthStar Hospitality LLC, a wholly-owned subsidiary of NorthStar, and described under "Certain Relationships and Related Party Transactions—NorthStar Hospitality LLC Preferred Equity Interest in Clift" will be redeemed for approximately $11.4 million;

  •
  RSA Associates will receive approximately $19.5 million in cash (including approximately $8.4 million in cash as a selling stockholder, assuming shares of our common stock are sold in this offering at the mid-point of the offering price range, and $9.0 million in cash from Morgans Hotel Group LLC in satisfaction of the put right of RSA Associates under the option agreement described under "Certain Relationships and Related Party Transactions—Agreements with Ian Schrager—Option Agreement"), and approximately 2,467,000 shares of our common stock (with a value of approximately $49.3 million based on the mid-point of the offering price range);

  •
  Out of the net proceeds of the offering, Morgans Group LLC is expected to repay approximately $292.1 million of debt assumed from Morgans Hotel Group LLC, and guaranteed by Morgans Hotel Group LLC following that assumption;

  •
  A wholly-owned subsidiary of NorthStar Capital Investment Corp. will receive approximately $34.8 million in cash as a selling stockholder (assuming shares of our common stock are sold in this offering at the mid-point of the offering price range), and expects to use substantially all of that cash to repay indebtedness assumed by it from NorthStar in connection with Northstar's distribution of shares of our common stock to its partners;

  •
  NorthStar Capital Investment Corp., or NCIC, the general partner of NorthStar, will beneficially own approximately 8,175,000 shares of our common stock (with a value of approximately $163.5 million based on the mid-point of the offering price range), not including shares of our common stock owned by NorthStar or Morgans Group LLC membership units held by Morgans Hotel Group LLC, which may be distributed to the Morgans Hotel Group Investors, including NorthStar, and exchanged for shares of our common stock;

  •
  W. Edward Scheetz, our President and Chief Executive Officer and also both a stockholder of NCIC and a limited partner of NorthStar, will receive approximately $3.1 million in cash as a selling stockholder (assuming shares of our common stock are sold in this offering at the mid-point of the offering price range), and expects to use substantially all of that cash to repay indebtedness assumed by him from NorthStar in connection with NorthStar's distribution of shares of our common stock to its partners;

  •
  Mr. Scheetz will beneficially own approximately 734,000 shares of our common stock (with a value of approximately $14.7 million based on the mid-point of the offering price range), not including Morgans Group LLC membership units held by Morgans Hotel Group LLC, which may be distributed to the Morgans Hotel Group Investors, including NorthStar, and exchanged for shares of our common stock;

  •
  David T. Hamamoto, our Chairman and also both a stockholder of NCIC and a limited partner of NorthStar, will receive approximately $3.1 million in cash as a selling stockholder (assuming shares of our common stock are sold in this offering at the mid-point of the offering price range), and expects to use substantially all of that cash to repay indebtedness assumed by him from NorthStar in connection with NorthStar's distribution of shares of our common stock to its partners;

  •
  Mr. Hamamoto will beneficially own approximately 734,000 shares of our common stock (with a value of approximately $14.7 million based on the mid-point of the offering price range), not including Morgans Group LLC membership units held by Morgans Hotel Group LLC, which may be distributed to the Morgans Hotel Group Investors, including NorthStar, and exchanged for shares of our common stock;

  •
  Marc Gordon, our Chief Investment Officer and Executive Vice President of Capital Markets, will receive approximately $0.1 million in cash as a selling stockholder (assuming shares of our common stock are sold in this offering at the mid-point of the offering price range), and expects to use substantially all of that cash to repay indebtedness assumed by him from NorthStar in connection with NorthStar's distribution of shares of our common stock to its partners;

  •
  Mr. Gordon will beneficially own approximately 32,000 shares of our common stock (with a value of approximately $0.6 million based on the mid-point of the offering price range), not including Morgans Group LLC membership units held by Morgans Hotel Group LLC, which may be distributed to the Morgans Hotel Group Investors, including NorthStar, and exchanged for shares of our common stock;

  •
  Although they will not receive any cash distributions from NorthStar, Messrs. Scheetz, Hamamoto and Gordon, as stockholders of NCIC and limited partners of NorthStar, along with the other stockholders of NCIC and partners in NorthStar, will also indirectly benefit from the cash payments received by NorthStar from the distributions and payments made by Morgans Hotel Group LLC out of its retained cash and the redemption of the preferred equity interests in our subsidiary, Clift Holdings LLC, which NorthStar will use to repay existing obligations to nonpartners; and

  •
  We will own a 97.1% managing membership interest in Morgans Group LLC, or if the underwriters fully exercise their option to purchase additional shares, a 97.3% managing membership interest.

        Before the initial filing of the registration statement of which this prospectus forms a part, each of the parties to the Formation and Structuring Transactions irrevocably committed to these transactions. None of the parties has the right to change their investment decisions.

        We have not obtained any third-party appraisals of the properties that will be contributed to us in the Formation and Structuring Transactions or any other independent third-party valuations or fairness opinions. As a result, the consideration given by us in the Formation and Structuring Transactions may exceed the fair market value of those properties. The value of the membership units and shares will ultimately depend on the initial public offering price of our common stock. Specifically, if the initial public offering price is greater than the mid-point of our estimated range indicated on the cover of this prospectus, then the value of the membership units and shares we will issue will be correspondingly greater, and in excess of the values we attributed to the properties.

        The initial public offering price of our common stock will be determined in consultation with the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our future prospects and those of our industry in general; our sales, earnings and certain other financial and operating information in recent periods; and the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The initial public offering price does not necessarily bear any relationship to our book value or the fair market value of our hotel properties.

Debt Guarantees

        As part of the Formation and Structuring Transactions, Morgans Hotel Group LLC will provide a guarantee of approximately $225.0 million of indebtedness of Morgans Group LLC. David T. Hamamoto, our Chairman, will agree to reimburse Morgans Hotel Group LLC for up to $98.3 million of any amount that Morgans Hotel Group LLC is required to pay under its guarantee, W. Edward Scheetz, our President and Chief Executive Officer, will agree to reimburse Morgans Hotel Group LLC for up to $98.3 million of any amount that Morgans Hotel Group LLC is required to pay under its guarantee, and Marc Gordon, our Chief Investment Officer and Executive Vice President of Capital Markets, will agree to reimburse Morgans Hotel Group LLC for up to $7.0 million of any amount Morgans Hotel Group LLC is required to pay under its guarantee. The guarantee by Morgans Hotel Group LLC and these reimbursement obligations will remain in place following this offering and are being provided so that the providers of the reimbursement obligations will not recognize taxable capital gains in connection with the Formation and Structuring Transactions in the amount that each has agreed to reimburse. The reimbursement obligations will be for a fixed term and be renewable at the option of each provider.

Registration Rights

RSA Associates, L.P.

        Demand Registration.    Beginning on the six-month anniversary of this offering, RSA Associates will have certain rights, subject to certain limitations, to request that we register shares of our common stock owned by it; provided that the number of shares included in such a demand registration would yield gross proceeds to RSA Associates of at least $25,000,000. If the value of our shares held by RSA Associates is less than $25,000,000 but greater than $15,000,000, the request for registration must be for all of the shares held by RSA Associates. Upon such request, we will be required to use our reasonable best efforts to file a registration statement within 30 days of such a request, and cause the registration statement to be declared effective by the SEC as soon as practicable thereafter. Subject to certain conditions, we may withdraw a previously filed registration statement or postpone the initial filing of that registration for up to 90 days if, based on our good faith judgment, such withdrawal or postponement would avoid premature disclosure of a matter that we determine would not be in our best interests to disclose at such time.

        Piggy-back Registration.    Beginning on the six-month anniversary of this offering, whenever we propose to register any shares of our common stock (other than on a Form S-8 or Form S-4), RSA Associates will have the right to include its shares of our common stock on the registration statement.

        Shelf Registration.    After we become eligible to file a registration statement on Form S-3, RSA Associates will be entitled to request that we file and maintain a shelf registration statement for the resale of all or any portion of shares owned by them, subject to certain limitations. Upon such request, we will be required to use our reasonable best efforts to file such a registration statement within 30 days of the request, and cause it to be declared effective by the SEC as soon as reasonably practicable thereafter.

        Expenses.    In connection with a demand, piggy-back or shelf registration, any underwriting discounts or commissions attributable to the sale of the registrable shares or fees and expenses of counsel representing RSA Associates in excess of the amount specified below shall be borne by RSA Associates. All other expenses of such registration, including applicable federal and state filing fees and up to $15,000 of fees and disbursements of counsel to RSA Associates, shall be borne by us.

NorthStar Partnership, L.P.

        Demand Registration.    Beginning on the six-month anniversary of this offering, NorthStar and its affiliates will have certain rights, subject to certain limitations, to request that we register shares of our common stock owned by them; provided that the number of shares included in such a demand registration would yield gross proceeds to the entities requesting registration of at least $25,000,000. If the value of our shares held by those entities is less than $25,000,000 but greater than $15,000,000, the request for registration must be for all of the shares held by the entities requesting registration. Upon such request, we will be required to use our reasonable best efforts to file a registration statement within 30 days of such a request, and cause the registration statement to be declared effective by the SEC as soon as practicable thereafter. Subject to certain conditions, we may withdraw a previously filed registration statement or postpone the initial filing of that registration for up to 90 days if, based on our good faith judgment, such withdrawal or postponement would avoid premature disclosure of a matter that we had determined would not be in our best interests to disclose at such time.

        Piggy-back Registration.    Beginning on the six-month anniversary of this offering, whenever we propose to register any shares of our common stock (other than on a Form S-8 or Form S-4), NorthStar and its affiliates will have the right to include shares of our common stock owned by them on the registration statement.

        Shelf Registration.    After we become eligible to file a registration statement on Form S-3, any of NorthStar or its affiliates will be entitled to request that we file and maintain a shelf registration statement for the resale of all or any portion of shares owned by them, subject to certain limitations. Upon such request, we will be required to use our reasonable best efforts to file such a registration statement within 30 days of the request, and cause it to be declared effective by the SEC as soon as reasonably practicable thereafter.

        Transfer of Registration Rights.    To the extent NorthStar or its affiliates distribute shares of our common stock to its members, investors or beneficial owners, those distributees will obtain the benefits of these registration rights if they are otherwise restricted from freely transferring those distributed shares of our common stock.

        Expenses.    In connection with a demand, piggy-back or shelf registration, any underwriting discounts or commissions attributable to the sale of the registrable shares or fees and expenses of counsel representing the entities requesting registration in excess of the amount specified below shall be borne by those entities. All other expenses of such registration, including applicable federal and state filing fees and up to $15,000 of fees and disbursements of one counsel to the entities requesting registration, shall be borne by us.

Agreements with Ian Schrager

        Consulting Agreement.    We are party to a consulting agreement, dated June 24, 2005, with Ian Schrager under which he acts as a consultant to us on a non-exclusive basis through December 31, 2007. We are permitted to terminate the consulting agreement for any reason in our sole and absolute discretion.

        Pursuant to that agreement, we may ask Ian Schrager to oversee certain specific projects at our hotel properties, such as renovations, marketing, public relations and other special events. We would retain no control over the manner, means, details and methods used by Ian Schrager in performing those projects.

        We have agreed to pay Ian Schrager a minimum base compensation per year of $1,067,240 for calendar year 2005 (which shall be pro-rated for 2005), $750,000 for calendar year 2006 and $500,000 for calendar year 2007, as well as an annual bonus based on a percentage of the increase in our EBITDA subject to a cap of $750,000 in 2006 and $500,000 in 2007. The base compensation, estimated bonus and other benefits and expense reimbursements for 2005 are due regardless of any prior termination of the agreement. In addition, subject to certain limitations, Ian Schrager will be entitled to reimbursement from us for business, entertaining and reasonable and customary business travel expenses that he incurs on our behalf, as well as to certain other benefits including support services, fixed payments per year for use of a private aircraft regardless of actual usage ($500,000 for 2005 (which shall be pro-rated) and $250,000 for 2006), exclusive use of an automobile leased by us, a full-time driver, a full-time secretary, complimentary rooms at any of our hotel properties (whether owned or managed) for him, his immediate family members and any other person whom he believes could advance or further our objectives, and participation in our medical insurance programs.

        Under this consulting agreement, we have paid Ian Schrager through September 30, 2005 base compensation of $284,597, reimbursement of expenses of $83,631 and $125,000 for use of a private aircraft. It is expected that Ian Schrager will be entitled to receive an approximately $1.0 million bonus for 2005.

        Pursuant to the agreement, we have also agreed to indemnify Ian Schrager for any claims made against him in connection with any future condominium conversions of any of our existing properties.

        None of our agreements with Ian Schrager restrict his ability to compete with us.

        Services Agreement.    We are also party to a services agreement with Ian Schrager in connection with the use of certain of each other's employees for a transitional period. The transitional period ends on June 30, 2006. During the transitional period, Ian Schrager will be able to use certain of the existing design and development personnel currently employed by us for the performance of work in connection with Ian Schrager's other businesses in a manner consistent with past practice, and those employees' time and attention will be allocated between Ian Schrager's businesses and our business in the exact proportion as they were prior to June 24, 2005 (the effective date of the services agreement). We will reimburse Ian Schrager for 50% of the costs that he incurs for those employees who accept or have accepted employment with him during the term of this agreement. Ian Schrager will in turn reimburse us for 50% of the costs that we incur for those employees whose time and attention is allocated between Ian Schrager's business and our business. In each instance, these costs include a reasonable allocation of corporate overhead, rent and other similar costs relating to such employees.

        Option Agreement.    Prior to the initial filing of the registration statement for this offering, RSA Associates, of which RSA GP Corp., a company controlled by Ian Schrager, is the general partner, had an option to purchase up to approximately an additional 5% ownership interest in Morgans Hotel Group LLC at the time of completion of our initial public offering. Prior to the initial filing of the registration statement for this offering, Morgans Hotel Group LLC provided RSA Associates with notice of our proposed initial public offering transaction and RSA Associates notified Morgans Hotel Group LLC that it would not exercise its option. Instead, and in accordance with the terms of the Option Agreement, RSA

Associates will receive a cash "put" payment of $9.0 million from Morgans Hotel Group LLC on the closing date of this offering.

Joint Venture Agreements

        Chodorow Joint Venture.    Morgans Hotel Group LLC and Chodorow Ventures LLC are parties to a joint venture agreement in which the two parties agreed, through the establishment of limited liability companies or partnerships, to jointly own, operate and/or manage on a 50/50 basis restaurants and bars, in-room dining, banquet catering and other food and beverage operations in select hotel properties designated by Morgans Hotel Group LLC. The rights and obligations of Morgans Hotel Group LLC under the joint venture agreements are being transferred to us in connection with the Formation and Structuring Transactions.

        Entities formed under this joint venture arrangement operate the restaurants in:

  •
  Morgans

  •
  Hudson

  •
  Delano

  •
  Mondrian

  •
  Clift

  •
  St. Martins Lane

  •
  Sanderson

        Entities formed under this joint venture arrangement operate the bars in:

  •
  Delano

  •
  St. Martins Lane

  •
  Sanderson

        Chodorow Ventures LLC, or an affiliate, typically receives a management fee equal to three percent of the gross receipts of each joint venture operation. The management fee is generally only paid to the extent the specific joint venture operation in question produces a positive net cash flow (after the payment of all operating expenses, reserves and rent). Any management fee not paid accrues and is paid out of the next available positive net cash flow period from that joint venture operation. However, at Hudson and Clift, we are currently responsible for 100% of any losses and guarantee the management fee.

        The joint venture entity typically enters into a lease, or other similar agreement where necessary to comply with applicable liquor laws, with the entity that owns the relevant hotel on market terms. The rent is the greater of (a) a negotiated market base rent or fee, and (b) a percentage that is typically seven or eight percent of the gross receipts of the joint venture operation, as such percentage may be adjusted to reflect relevant market conditions.

        The terms of each joint venture operation are substantially the same but include such modifications we believed necessary to reflect differences in circumstances among the various venture operations. Therefore, each lease or related agreement sets out the specific rent or fee arrangements and the specific obligations of the joint venture entity and the hotel-owning entity, respectively.

        Each joint venture agreement typically requires both parties to agree on specified major decisions including, but not limited to:

  •
  approving the budget;

  •
  incurring any obligations not provided for in an approved budget; and

  •
  approving plans relating to the build-out or construction of improvements at any restaurant to be operated by the joint venture entity.

        In the event the parties cannot agree on any such decision, either party has the right to buy out the other party's interests in the joint venture at a pre-determined price equal to 5.5 times EBITDA (as defined in the joint venture agreement) for the previous twelve months for each of the joint venture operations. No party has the right to require the other party to buy out its interests in the joint venture.

        Burford Hotels Limited Joint Venture.    We have a joint venture relationship with Burford Hotels Limited, a private limited liability company incorporated in England and Wales, through which we own Sanderson and St. Martins Lane. We manage Sanderson and St. Martins Lane under hotel management agreements between our joint venture operator and one of our subsidiaries. Under these management agreements, we earn fees that total 4% of the total revenues of our two London properties. In addition, we are reimbursed for allocated chain services, which include certain overhead costs for Sanderson and St. Martins Lane and which are currently recorded at approximately 2.5% of total revenues of our two London properties.

        We own a 50% equity interest in our joint venture operator, Morgans Hotel Group Europe Ltd., which we established for the purpose, directly or through one or more subsidiaries, of carrying on the business of acquiring, developing and managing hotels with Burford Hotels Limited in Europe.

        We have equal representation with Burford Hotels Limited on the Board of Directors of our joint venture. In the event the parties cannot agree on certain specified major decisions, such as approving the hotel budgets, either party has the right to buy all the shares in the joint venture of the other party or, if its offer is rejected, require the other party to buy all of its shares at the same offered price per share in cash.

        Our joint venture with Burford Hotels Limited does not limit our ability to acquire, develop, own or operate hotels in Europe, either on our own or through joint ventures with others.

        Boyd Gaming Corporation Joint Venture.    We have a joint venture relationship with Boyd Gaming Corporation, a leading diversified owner and operator of gaming entertainment properties, to design, develop and construct Delano Las Vegas and Mondrian Las Vegas as part of its 63-acre Las Vegas Strip property redevelopment project, referred to as Echelon Place, and scheduled to open in early 2010. We will also be responsible for the operation and management of Delano Las Vegas and Mondrian Las Vegas under the terms of a management agreement. We own, through wholly-owned subsidiaries, a 50% equity interest in the joint venture entity.

        Capital contributions will be made on a pro rata basis in accordance with an agreed budget. Specified major decisions require joint approval. If agreement is not reached, the parties will continue construction and development in accordance with the then existing plans. Once non-recourse project financing has been obtained, Boyd Gaming Corporation will contribute approximately 6.5 acres of land to the joint venture and we will contribute in cash the fair market value of the land contributed which we have agreed is equal to $15.0 million for each acre ($15.0 million to $17.5 million of which will by that time already have been contributed as part of predevelopment). The joint venture will be dissolved if the project financing is not obtained by June 30, 2008. We expect to open Delano Las Vegas and Mondrian Las Vegas concurrently with the opening of Echelon Place in early 2010.

        Our joint venture prevents us from acquiring, developing, owning or operating any other hotels in Las Vegas until five years after the date when both the Delano Las Vegas and Mondrian Las Vegas are opened to the public.

Ownership and Management of Shore Club

        We own a 6.8% interest in Philips South Beach, LLC, the entity that owns Shore Club. We also manage Shore Club under a hotel management agreement with Philips South Beach, LLC. Subject to certain limitations, we have been granted complete and full control and discretion in the operation, direction, management and supervision of Shore Club through 2022 and, subject to the early termination provisions described below, are entitled to the compensation described below through such period.

        The owner of Shore Club is required to fund all items in the annual budget for the hotel and to pay all reasonable costs and expenses for items necessary to the operation and management of the hotel.

        We are reimbursed by the owner of the hotel out of gross revenues of the hotel for our reasonable costs and expenses, which include out-of-pocket expenses, certain extraordinary types of expense for projects which involve a substantial time commitment on the part of our employees and which are not already covered by the annual budget, and the hotel's pro rata share of our expenses for benefits and services provided by us to all the hotels we own and manage (such as sales promotion services), which we refer to as allocable chain expenses.

        In addition to these reimbursements, we receive an annual fee of 4.5% of gross revenues of the hotel and are entitled to an incentive fee based on the performance of the hotel which is measured by reference to net operating profits. The incentive fees are potentially up to 20% of the net operating profits of the hotel in any given calendar year. As of September 30, 2005, we have not earned any incentive fees since the inception of the management agreement.

        The owner may terminate the hotel management agreement if, among other things, we file for bankruptcy, commit fraud or willful misconduct, fail to perform our obligations under the agreement resulting in the hotel or a material portion of the hotel being shut down by governmental authorities, default in our performance of a material term of the management agreement, or assign or lose our interest as a result of a judgment or foreclosure. In addition to these customary termination provisions, the owner may terminate the hotel management agreement if the hotel fails to generate net operating profits in each of three consecutive calendar years equal to or greater than 85% of the projected net operating profit for that year or if the relative occupancy of the hotel for any calendar year shall be less than 80% of Delano's occupancy for that year. The hotel has met the required percentage of projected operating profit or occupancy requirement every year to date. The occupancy requirement is tied to Delano to ensure that our management of Shore Club is not impacted by our ownership of Delano, which is located nearby.

Indemnification Agreement with Morgans Hotel Group LLC

        We are entering into an indemnification agreement with Morgans Hotel Group LLC that will govern certain indemnification obligations of ours for the benefit of Morgans Hotel Group LLC, its members and the affiliates, managers, officers and employees of Morgans Hotel Group LLC. Under the indemnification agreement, we have agreed to indemnify Morgans Hotel Group LLC, its members and the affiliates, managers, officers and employees of Morgans Hotel Group LLC for (i) contingent claims and obligations, including litigation of claims against Morgans Hotel Group LLC related to the hotel properties, restaurants and bars it is contributing to us, (ii) any transfer tax payable as a result of the sale of shares of our common stock in the offering or future sales of our common stock that are aggregated with the offering, and (iii) any payments made to the hotel designer in connection with our agreement with the hotel designer described in Note 5 to our combined financial statements. Any distributee of the shares of our common stock issued in exchange for membership units in connection with the Formation and Structuring Transactions or membership units of Morgans Group LLC issued to Morgans Hotel Group LLC in connection with the Formation and Structuring Transactions will be a third party beneficiary under this agreement.

NorthStar Hospitality LLC Preferred Equity Interest in Clift

        In connection with this offering, we intend to contribute approximately $11.4 million to our wholly-owned subsidiary, Clift Holdings, LLC, the entity through which we lease Clift. Clift Holdings, LLC will in turn redeem the preferred equity that is currently held by NorthStar Hospitality LLC, a wholly-owned subsidiary of NorthStar.

        In July 2002, NorthStar Hospitality LLC made a contribution of $6.125 million to the capital structure of Clift Holdings LLC. The contribution entitled NorthStar Hospitality LLC to a 0.1% membership interest in Clift Holdings, LLC, with the remaining 99.9% membership interest being held by our predecessor, as managing member. The limited liability company agreement required Clift Holdings, LLC to, among other things, make monthly payments of interest ("preferred return") on NorthStar Hospitality's equity contribution.

        In October 2004, in connection with the sale and leaseback transaction involving Clift, the limited liability company agreement was amended to, among other things, extend the original redemption date for the preferred equity to October 2006, with an option to further extend it until October 2007 if certain conditions were met. Upon redemption, NorthStar Hospitality LLC will be entitled to (i) its equity contribution less any distributions received from Clift Holdings, (ii) any and all accrued and unpaid preferred return, (iii) an amount sufficient to yield it an internal rate of return (as defined in the limited liability company agreement) of 25.27% and (iv) an equity participation equal to 25% of the aggregate amount that would be distributed to the members of Clift Holdings LLC if the entire interest of Clift Holdings LLC in Clift was sold for its fair market value.

        NorthStar Hospitality LLC intends to distribute the approximately $11.4 million it receives in redemption of its preferred interest in Clift Holdings LLC to NorthStar and NorthStar intends to use such amounts, along with other amounts distributed to it from Morgans Hotel Group LLC, to repay existing obligations to non-partners. Even though they will not receive any cash payment, Messrs. Scheetz, Hamamoto and Gordon, along with the other partners in NorthStar, will indirectly benefit by the cash payments received by NorthStar which NorthStar will use to repay existing obligations to non-partners.

PRINCIPAL AND SELLING STOCKHOLDERS

        Prior to this offering, we are a wholly-owned subsidiary of Morgans Hotel Group LLC, which as of the date of this prospectus owns all of our common stock. We will repurchase those shares at cost upon completion of this offering. The members of Morgans Hotel Group LLC are NorthStar Hospitality LLC, which is a wholly-owned subsidiary of NorthStar Partnership, L.P., and RSA Associates, L.P. Information with respect to NorthStar Partnership, L.P. and RSA Associates, L.P. is set forth in notes (1) and (2) to the table below.

        The following table sets forth certain information regarding the beneficial ownership information of our common stock by:

  •
  each person known to us to be the beneficial owner of more than 5% of our common stock;

  •
  each named executive officer;

  •
  each of our directors;

  •
  all of our executive officers and directors as a group; and

  •
  each selling stockholder.

        Beneficial ownership is determined according to the rules of the SEC, and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options that are currently exercisable or exercisable within 60 days. Each director, officer or 5% or more stockholder, as the case may be, has furnished us with information with respect to beneficial ownership. Except as otherwise indicated, we believe that the beneficial owners of common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply. We have based our calculations of the percentage of beneficial ownership on 33,500,000 shares of common stock outstanding upon completion of this offering.

        Unless otherwise noted below, the address of the persons and entities listed on the table is c/o Morgans Hotel Group Co., 475 Tenth Avenue, New York, New York 10018.

				% of Shares of Common Stock Beneficially Owned
Beneficial Owner	Shares Received in Formation and Structuring Transactions	Shares Offered	Shares Beneficially Owned After Formation and Structuring Transactions and Offering	Assuming Underwriters Option to Purchase Additional Shares is Not Exercised	Assuming Underwriters Option to Purchase Additional Shares is Exercised in Full
5% Stockholders:
NCIC MHG Subsidiary LLC(1)	12,046,590	1,871,158	10,175,432	30.4%	28.1%
NorthStar Partnership, L.P.(2)	2,000,000	0	2,000,000	6.0%	5.5%
RSA Associates, L.P.(3)	2,769,595	450,000	2,319,595	6.9%	6.4%
Directors and Named Executive Officers:
David T. Hamamoto(4)	901,637	167,928	733,709	2.2%	2.0%
W. Edward Scheetz(5)	901,637	167,928	733,709	2.2%	2.0%
Marc Gordon(6)	39,228	7,306	31,922	*	*
Richard Szymanski	0	0	0	*	*
Lance Armstrong	0	0	0	*	*
Edwin L. Knetzger, III	0	0	0	*	*
Fred J. Kleisner	0	0	0	*	*
Thomas L. Harrison	0	0	0	*	*
Robert Friedman	0	0	0	*	*
Executive Officers and Directors as a group (9 persons)	1,842,502	343,162	1,499,340	4.5%	4.1%
Other Selling Stockholders:
Peter W. Ahl	10,422	1,941	8,481	*	*
Estate of Adam Anhang	1,303	243	1,060	*	*
Deutsche Bank Alex. Brown Exchange Fund I, L.P.(7)	120,536	22,450	98,087	*	*
Exchange Fund II Illiquid Asset Holding and Distribution, L.P.	307,575	57,285	250,290	*	*
Charles Humber	1,303	243	1,060	*	*
Martin J. Lamb	2,605	485	2,120	*	*
Glenn E. Levin	651	121	530	*	*
Richard J. McCready	13,867	2,583	11,285	*	*
Keith A. Meister	2,605	485	2,120	*	*
Richard J. Sabella	3,250	605	2,644	*	*
Sorco Interfund LLC(8)	1,292,612	240,747	1,051,866	3.1%	2.9%
David King	45,596	8,492	37,103	*	*

*
Less than 1%.

(1)
A wholly-owned subsidiary of NorthStar Capital Investment Corp. Voting and investment decisions with respect to investments held by NorthStar Capital Investment Corp. are made through its board of directors. The address of NorthStar Capital Investment Corp. is 527 Madison Avenue, New York, NY 10022. W. Edward Scheetz, our President and Chief Executive Officer, and David T. Hamamoto, our Chairman, are shareholders in and co-chairmen of the board of directors and co-chief executive officers of NorthStar Capital Investment Corp. Includes 2,000,000 shares of our common stock owned by NorthStar Partnership, L.P. NorthStar Capital Investment Corp. is the general partner of NorthStar Partnership, L.P. W. Edward Scheetz, our President and Chief Executive Officer, David T. Hamamoto, our Chairman, and Marc Gordon, our Chief Investment Officer and Executive Vice President of Capital Markets, are limited partners in NorthStar Partnership, L.P.

(2)
The general partner of NorthStar Partnership, L.P. is NorthStar Capital Investment Corp. Voting and investment decisions with respect to investments held by NorthStar Partnership, L.P. are made by its general partner, NorthStar Capital Investment Corp., acting through its board of directors. The address of NorthStar Partnership, L.P. is 527 Madison Avenue, New York, NY 10022.

  W. Edward Scheetz, our President and Chief Executive Officer, David T. Hamamoto, our Chairman, and Marc Gordon, our Chief Investment Officer and Executive Vice President of Capital Markets, are limited partners in NorthStar Partnership, L.P., and Messrs. Scheetz and Hamamoto are shareholders in and co-chairmen of the board of directors and co-chief executive officers of NorthStar Capital Investment Corp., the general partner of NorthStar Partnership, L.P.

(3)
The general partner of RSA Associates, L.P. is RSA GP Corp. Voting and investment decisions with respect to investments held by RSA Associates, L.P. are made by its general partner, RSA GP Corp., acting through its controlling stockholder, Ian Schrager. The address of RSA Associates, L.P. is 818 Greenwich Street, New York, NY 10014.

(4)
Mr. Hamamoto will sell the 167,928 shares offered through DTH Holdings LLC of which he is the sole member.

(5)
Mr. Scheetz will sell the 167,928 shares offered through WES Holdings LLC of which he is the sole member.

(6)
The shares of our common stock distributed to Mr. Gordon by NorthStar Partnership, L.P. are pledged as security for a loan from NorthStar Partnership, L.P. to Mr. Gordon.

(7)
Alex. Brown Management Services Inc. is the general partner of Deutsche Bank Alex. Brown Exchange Fund I, L.P. Alex. Brown Management Services Inc. is an affiliate of Deutsche Bank Securities Inc. and Scudder Distributors, Inc., each of which is a member of the National Association of Securities Dealers, Inc. and a registered broker-dealer. Deutsche Bank Alex. Brown Exchange Fund I, L.P. is receiving the shares it is offering hereby in a pro rata distribution from NorthStar Partnership, L.P. Deutsche Bank Alex. Brown Exchange Fund I, L.P. purchased its interest in NorthStar Partnership, L.P. in the ordinary course of its business and, at the time of that purchase, had no agreements or understandings, directly or indirectly, with any person to distribute the shares offered hereby. The address of Alex. Brown Management Services Inc. is One South Street, Baltimore, MD 21202.

(8)
The managing member of Sorco Interfund LLC is Soros Family Partners, L.P. Voting and investment decisions with respect to investments held by Sorco Interfund LLC are made by its managing member, acting through its general partner, Robert Soros. The address of Sorco Interfund LLC is 888 Seventh Avenue, New York, NY 10106.

DESCRIPTION OF CAPITAL STOCK

        The following description summarizes some of the terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our certificate of incorporation and by-laws, copies of which will be filed as exhibits to the registration statement of which this prospectus forms a part.

Authorized Capitalization

        We were incorporated in Delaware on October 19, 2005. Upon the filing of an amendment to our certificate of incorporation and completion of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, $0.01 par value per share, and 40,000,000 shares of preferred stock, $0.01 par value per share.

Common Stock

        On October 19, 2005, there were 100 shares of common stock outstanding, held of record by Morgans Hotel Group LLC. Upon completion of this offering, there will be 33,500,000 shares of our common stock outstanding, or 36,200,000 shares if the underwriters exercise their option to purchase additional shares in full.

        The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds. Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities of our company, subject to the prior rights of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

        The board of directors will have the authority, without any action by the stockholders, to issue from time to time the preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock, and may have the effect of delaying, deferring or preventing a change in control of our company. The existence of authorized but unissued preferred stock may enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal is not in our best interests, the board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. After completion of this offering, no shares of preferred stock will be outstanding, and we currently have no plan to issue any shares of preferred stock.

Anti-takeover Effects of our Certificate of Incorporation and By-laws

        Our certificate of incorporation and by-laws will contain certain provisions that may have the effect of delaying, deferring or preventing a future takeover or change in control of the company unless such takeover or change in control is approved by the board of directors.

        These provisions include:

  Action by Written Consent; Special Meetings of Stockholders

        Our certificate of incorporation will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation and the by-laws will provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman of the board or our chief executive officer, or pursuant to a resolution adopted by a majority of the board of directors. Stockholders will not be permitted to call a special meeting or to require the board of directors to call a special meeting.

  Advance Notice Procedures

        Our by-laws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the by-laws will not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

  Super-Majority Approval Requirements

        The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless either a corporation's certificate of incorporation or by-laws require a greater percentage. Our certificate of incorporation and by-laws will provide that the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors will be required to (1) adopt, amend or repeal any by-law by shareholder action; and (2) to amend, modify or repeal provisions in our certificate of incorporation relating to the adoption, amendment or repealing of by-laws by shareholder action, the election of directors, shareholder action by written consent in lieu of a meeting or the limitation of liability of directors. This requirement of a super-majority vote to approve amendments to our certificate of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

  Authorized but Unissued Shares

        Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Anti-Takeover Effects of Delaware Law

        We have not elected to opt-out from the "business combination" provisions of Section 203 of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various "business combination" transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

  •
  the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

  •
  on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

        A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire the Company even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Registration Rights

        Upon completion of this offering, holders of approximately 12,495,027 shares of common stock will be entitled to rights with respect to the registration of these shares under the Securities Act. See "Certain Relationships and Related Party Transactions—Registration Rights".

Limitations of Liability and Indemnification Matters

        We will adopt provisions in our certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the Delaware General Corporation Law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

  •
  any breach of their duty of loyalty to the corporation or the stockholders;

  •
  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  any transaction from which the director derived an improper personal benefit.

        This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

        Our certificate of incorporation and our by-laws will provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our by-laws covers at least negligence and gross negligence on the part of indemnified parties. Our by-laws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our by-laws would permit indemnification.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is The Bank of New York, located at 101 Barclay Street, New York, New York 10286.

Nasdaq National Market Listing

        Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "MHGC".

DESCRIPTION OF THE OPERATING AGREEMENT OF MORGANS GROUP LLC

        We have summarized the material terms and provisions of the Limited Liability Company Agreement of Morgans Group LLC, our operating company, which we refer to as the "operating agreement". For more detail, you should refer to the operating agreement itself, a copy of which will be filed as an exhibit to the registration statement of which this prospectus is part. For purposes of this section, references to "we", "our" and "us" refer to Morgans Hotel Group Co.

Management of Morgans Group LLC

        Morgans Group LLC is a Delaware limited liability company that was formed on October 25, 2005. We are the sole managing member of our operating company and conduct substantially all of our business in or through it. As sole managing member, we exercise exclusive and complete responsibility and discretion in its day-to-day management and control. We can cause Morgans Group LLC to enter into certain major transactions including acquisitions, dispositions and financings, subject to certain limited exceptions. The non-managing members of Morgans Group LLC have no right to participate in or exercise control or management power over our business and affairs, except as otherwise expressly provided in the operating agreement and as required by applicable law. Certain restrictions under the operating agreement restrict our ability to engage in a business combination as more fully described in "—Termination Transactions" below.

        The non-managing members of Morgans Group LLC expressly acknowledged that we, as managing member of Morgans Group LLC, are acting on behalf of Morgans Group LLC and our stockholders collectively. We are under no obligation to consider the separate interests of the non-managing members in deciding whether to cause Morgans Group LLC to take, or decline to take, any actions which we have undertaken in good faith on behalf of Morgans Group LLC. We are not liable under the operating agreement to Morgans Group LLC or to any non-managing members for monetary damages for losses sustained, liabilities incurred, or benefits not derived by non-managing members in connection with such decisions, unless (i) we actually received an improper benefit in money, property or services (in which case, we will be liable for the amount of the benefit in money, property or services actually received), or (ii) our action or failure to act was the result of active and deliberate dishonesty, gross negligence or bad faith and was material to the cause of action being adjudicated.

        The operating agreement provides that all our business activities, including all activities pertaining to the acquisition and operation of properties, must be conducted through Morgans Group LLC.

Transferability of Interests

        As managing member, we may not voluntarily withdraw from Morgans Group LLC, or transfer or assign all or any portion of our interest in Morgans Group LLC, except:

  •
  in the event that we purchase shares of our common stock, then we shall cause our operating company to purchase from us an equal number of membership units; or

  •
  in connection with a transaction described in "—Termination Transactions" below.

        The non-managing members may transfer all or any portion of their interests without our prior written consent, provided that (i) such transfer would not require filing of a registration agreement under the Securities Act of 1933, as amended, or otherwise violate any applicable Federal or state securities laws or regulations; (ii) such transfer would not result in the sum of the percentage of interests in membership units transferred during Morgans Group LLC's taxable year exceeding 2% of the total membership units of Morgans Group LLC, subject to certain exceptions; and (iii) any transferee desiring to become a substituted non-managing member must furnish to us evidence of acceptance of all of the terms and conditions of the operating agreement and such other documents and instruments as we may reasonably require.

Amendments to the Operating Agreement

        Amendments to the operating agreement may be proposed by us, as managing member, or by non-managing members owning at least 25% of the membership interests held by non-managing members.

        Generally, the operating agreement may be amended with the approval of us as managing member and the consent of non-managing members holding a majority of the membership units of the non-managing members. As managing member, we will have the power to unilaterally make certain amendments to the operating agreement without obtaining the consent of the non-managing members as may be required to:

  •
  add to our obligations as managing member or surrender any right or power granted to us as managing member for the benefit of the non-managing members;

  •
  set forth the rights, powers, duties and preferences of the holders of any additional membership interests issued pursuant to the operating agreement;

  •
  reflect the admission, substitution, termination or withdrawal of members in accordance with the terms of the operating agreement;

  •
  reflect a change of an inconsequential nature that does not adversely affect the non-managing members in any material respect, or cure any ambiguity, correct or supplement any provisions of the operating agreement not inconsistent with law or with other provisions of the operating agreement;

  •
  satisfy any requirements, conditions or guidelines contained in any order, directive, opinion, ruling or regulation of a Federal or state agency or contained in Federal or state law; or

  •
  modify the manner in which capital accounts are computed in order to comply with tax regulations.

        Amendments that would, among other things, convert a non-managing member's interest into a managing member's interest, modify the limited liability of a non-managing member, alter a member's right to receive any distributions or allocations of profits or losses, alter or modify the redemption rights described below, cause the termination of Morgans Group LLC prior to the time set forth in the operating agreement, or amend provisions that require the consent of adversely affected members must be approved by each non-managing member that would be adversely affected by such amendment.

        In addition, without the written consent of two-thirds of the membership units held by non-managing members, we, as managing member, may not amend any of the provisions of the operating agreement regarding:

  •
  issuance of additional membership interests to us;

  •
  our removal;

  •
  limitations on our outside activities;

  •
  contracts with affiliates;

  •
  our liability;

  •
  transfer of our managing member's interest;

  •
  when consent of an adversely affected non-managing member is required to amend the operating agreement; or

  •
  when consent by a majority of non-managing membership interests is required for amendment of the operating agreement.

LTIP Units

        As the sole member of our operating company, we will cause our operating company to issue $            LTIP units, representing an approximately     % membership interest in our operating company, to our officers and certain employees pursuant to our stock incentive plan upon consummation of this offering. These LTIP units, or the membership interests in our operating company to which these LTIP units relate, will vest 1/3 on the first anniversary of the grant date and the remainder of which will vest in 24 equal installments at the end of each month following the first anniversary of the grant date (becoming fully vested on the third anniversary of the grant date) and will be subject to the terms and conditions of our stock incentive plan. See "Management—Stock Incentive Plan" for a further description of the terms of any LTIP units that we may cause our operating company to grant pursuant to our stock incentive plan.

Redemption and Exchange Rights

        Non-managing members who acquire units in the Formation and Structuring Transactions have the right, commencing on or after the date which is 12 months after the consummation of this offering, to require Morgans Group LLC to redeem part or all of their membership units for a cash amount based upon the fair market value of an equivalent number of shares of our common stock at the time of the redemption (adjusted for stock splits or combination and stock dividends or distributions of our common stock).

        Alternatively, as managing member we may elect to acquire those units in exchange for shares of our common stock. Our acquisition will be on a one-for-one basis, subject to adjustment in the event of stock splits or combination and stock dividends or distributions. We presently anticipate that we will elect to issue shares of our common stock in exchange for units in connection with each redemption request, rather than having Morgans Group LLC redeem the units for cash. With each redemption or exchange, we increase our percentage ownership interest in Morgans Group LLC. Commencing on or after the date which is 12 months after the consummation of this offering, non-managing members who hold units may exercise this redemption right from time to time, in whole or in part.

Issuance of Additional Units, Common Stock or Convertible Securities

        As sole managing member, we have the ability to cause Morgans Group LLC to issue additional units representing membership interests with such voting powers, designations, preferences, special rights, limitations or restrictions, as it may decide, subject to Delaware law. These preferences could affect the allocations of income, gain or loss, shares in distributions and rights upon the liquidation or dissolution of the Company. In addition, we may issue additional shares of our common stock or convertible securities, but only if (i) we cause Morgans Group LLC to issue to us membership interests or rights, options, warrants or convertible or exchangeable securities of Morgans Group LLC having designations, preferences and other rights, so that the economic interests of Morgans Group LLC's interests issued are substantially similar to the securities that we have issued; and (ii) we contribute the net proceeds from, or the property received in consideration for, the securities that we have issued to Morgans Group LLC.

        Our operating company may issue membership units that are common units or LTIP units. Our operating company also has the authority to issue additional membership units that are preferred as to distributions and upon liquidation to the membership units, which we refer to as preferred membership units.

Tax Matters

        We are the tax matters member of Morgans Group LLC. We also have authority to make tax elections under the Internal Revenue Code on behalf of Morgans Group LLC.

Allocations of Net Income and Net Losses to Members

        The net income or net loss of Morgans Group LLC will generally be allocated to the members in accordance with our respective percentage interests in Morgans Group LLC, subject to special allocations relating to compliance with the provisions of Sections 704(b) and 704(c) of the Internal Revenue Code of 1986 and the associated Treasury regulations.

Operations

        The operating agreement provides that Morgans Group LLC will assume and pay when due, or reimburse us for payment of all costs and expenses relating to the operations of, or for the benefit of, Morgans Group LLC.

Termination Transactions

        The operating agreement provides that we may not engage in any merger, consolidation or other business combination with or into another person, sale of all or substantially all of our assets or any reclassification or any recapitalization or change in outstanding shares of our common stock, which we call a termination transaction, unless as a result of the termination transaction each non-managing member thereafter remains entitled to redeem each membership unit owned by such non-managing member for an amount of cash, securities or other property equal to the greatest amount of cash, securities or other property which such non-managing member would have received from such termination transaction if such non-managing member had exercised its redemption right immediately prior to the termination transaction; provided that, if, in connection with a termination transaction, a purchase, tender or exchange offer is made to and accepted by the holders of more than 50% of the outstanding shares of our common stock, each holder of units will receive the greatest amount of cash, securities or other property which such holder would have received had it exercised its redemption right and received shares of our common stock in exchange for its units immediately prior to the expiration of such purchase, tender or exchange offer and accepted such purchase, tender or exchange offer. For any termination transaction in which shares of our common stock are exchanged for securities of the acquiror, the non-managing members shall remain entitled to exercise their redemption rights with respect to the acquiror unless the consent of the non-managing members is obtained.

Term

        Morgans Group LLC will continue in full force and effect until dissolved in accordance with its terms or as otherwise provided by law.

Indemnification and Limitation of Liability

        To the extent permitted by applicable law, Morgans Group LLC will indemnify its members, directors, officers, employees and agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with claims arising from operations of Morgans Group LLC in which any such person may be involved, or is threatened to be involved, if the person acted in good faith and in a manner that they reasonably believed to be in or not opposed to the best interests of Morgans Group LLC and, with respect to any criminal action or proceeding, had no reasonable cause to believe that their conduct was unlawful.

        We are not liable to Morgans Group LLC for monetary damages for losses sustained or liabilities incurred as a result of errors in judgment or of any act or omission unless:

  •
  we actually received an improper benefit in money, property or services (in which case, we will be liable for the amount of the benefit in money, property or services actually received); or

  •
  our action or failure to act was the result of active and deliberate dishonesty, gross negligence or bad faith and was material to the matter giving rise to the proceeding.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Sales of Restricted Shares

        Upon the closing of this offering, we will have outstanding an aggregate of approximately 33,500,000 shares of common stock, assuming no exercise of the underwriters' option to purchase additional shares. Of these shares, the 18,000,000 shares of common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 of the Securities Act. All remaining shares of common stock held by existing stockholders were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 under the Securities Act, which rules are summarized below.

        As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 144(k) under the Securities Act, the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

  •
  no shares will be eligible for sale on the date of this prospectus; and

  •
  15,461,013 shares will be eligible for sale upon the expiration of the lock-up agreements, as more particularly and except as described below, beginning 180 days after the date of this prospectus.

        In addition, we will have approximately 1,000,000 shares of common stock issuable upon exchange of membership units in Morgans Group LLC. These shares, when issued, are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 under the Securities Act.

        In addition, we have 3,500,000 shares of common stock reserved for issuance under our stock incentive plan, which will be automatically increased by an amount equal to 10% of the number of shares sold to the underwriters as a result of the exercise of the over-allotment option. Upon consummation of this offering, we will cause our operating company to issue an aggregate of up to $18.0 million worth of LTIP units and we will issue options to purchase up to $20.5 million worth of common stock (both based on the offering price shown on the cover of this prospectus) to our chairman, officers and our other key employees. Upon the consummation of this offering, we will also issue restricted stock units having a value of approximately $100,000 to each person who becomes a non-employee director (other than our chairman). Such LTIP units, stock options and restricted stock units will vest as to 1/3 of the amount granted on the first anniversary of the grant date and as to the remainder in 24 equal installments at the end of each month following the first anniversary of the grant date (becoming fully vested on the third anniversary of the grant date).

Lock-up Agreements

        We, all of our directors and executive officers, the selling stockholders and significant holders of our common stock and securities exercisable for or convertible into shares of our common stock, have signed a lock-up agreement which prevents us and them from selling any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of not less than 180 days from the date of this prospectus without the prior written consent of Morgan Stanley

& Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters. This 180 day period may be extended if (i) during the last 17 days of the 180 day period we issue an earnings release; or (ii) prior to the expiration of the 180 day period, we announce that we will release earnings results during the 16 day period beginning on the last day of the 180 day period. The period of such extension will be 18 days, beginning on the issuance of the earnings release. Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated have informed us that they do not have a present intent or arrangement to release any of the securities subject to these lock-up provisions. The release of any lock-ups will be considered on a case-by-case basis. Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters may in their sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the 180-day period. When determining whether or not to release shares from the lock-up agreements, Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated will consider, among other factors, the stockholder's reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. See "Underwriters".

Rule 144

        In general, under Rule 144 of the Securities Act, beginning 90 days after the date of this prospectus a person deemed to be our "affiliate", or a person holding restricted shares who beneficially owns shares that were not acquired from us or any of our "affiliates" within the previous year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of either 1% of the then outstanding shares of our common stock, or approximately 335,000 shares immediately after this offering assuming no exercise of the underwriters' option to purchase additional shares and no exercise of outstanding options, or the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing with the Securities and Exchange Commission of a notice on Form 144 with respect to such sale. Sales under Rule 144 of the Securities Act are also subject to prescribed requirements relating to the manner of sale, notice and availability of current public information about us. However, if a person, or persons whose shares are aggregated, is not deemed to be our affiliate at any time during the 90 days immediately preceding the sale, he or she may sell his or her restricted shares under Rule 144(k) without regard to the limitations described above, if at least two years have elapsed since the latter of the date the shares were acquired from us or any of our "affiliates".

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

        The following discussion is a summary of the material U.S. federal income tax considerations generally applicable to the purchase, ownership and disposition of our common stock by a non-U.S. holder. You are a non-U.S. holder if you are, for United States federal income tax purposes:

  •
  a nonresident alien individual,

  •
  a foreign corporation, or

  •
  an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from common stock.

        This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

        If a partnership holds the common stock, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the common stock should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the common stock.

You should consult a tax advisor regarding the United States federal tax consequences of acquiring, holding and disposing of common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

        Except as described below, if you are a non-U.S. holder of common stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or another payor:

  •
  a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as (or, in the case of a United States alien holder that is a partnership or an estate or trust, such forms certifying the status of each partner in the partnership or beneficiary of the estate or trust as) a non-United States person and your entitlement to the lower treaty rate with respect to such payments, or

  •
  in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

        If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the United States Internal Revenue Service.

        If dividends paid to you are "effectively connected" with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

  •
  you are a non-United States person, and

  •
  the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

"Effectively connected" dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.

        If you are a corporate non-U.S. holder, "effectively connected" dividends that you receive may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on Disposition of Common Stock

        If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of common stock unless:

  •
  the gain is "effectively connected" with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis,

  •
  you are an individual, you hold the common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, or

  •
  we are or have been a United States real property holding corporation for federal income tax purposes and you held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the common stock and you are not eligible for any treaty exemption.

        We believe that we are a United States real property holding corporation for federal income tax purposes. Accordingly, you should consult your tax advisor if you are a non-U.S. holder and hold or contemplate acquiring more than 5% of the common stock.

        If you are a corporate non-U.S. holder, "effectively connected" gains that you recognize may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Federal Estate Taxes

        Common stock held by a non-U.S. holder at the time of death will be included in the holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

        If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

  •
  dividend payments and

  •
  the payment of the proceeds from the sale of common stock effected at a United States office of a broker,

as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

  •
  the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

  •
  a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are (or, in the case of a non-U.S. holder that is a partnership or an estate or trust, such forms certifying that each partner in the partnership or beneficiary of the estate or trust is) a non-United States person, or

  •
  other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

  •
  you otherwise establish an exemption.

        Payment of the proceeds from the sale of common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of common stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

  •
  the proceeds are transferred to an account maintained by you in the United States,

  •
  the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

  •
  the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

        In addition, a sale of common stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

  •
  a United States person,

  •
  a controlled foreign corporation for United States tax purposes,

  •
  a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

  •
  a foreign partnership, if at any time during its tax year:

  •
  one or more of its partners are "U.S. persons", as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

  •
  such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

        You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

UNDERWRITERS

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, or Morgan Stanley, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, or Merrill Lynch, are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to the underwriters, the number of shares of our common stock indicated in the table below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
Banc of America Securities LLC
Thomas Weisel Partners LLC
Jefferies & Company, Inc.
JMP Securities LLC

Total	18,000,000

        The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives", respectively. The underwriters are offering the shares of our common stock subject to their acceptance of the shares from us and from the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by us and the selling stockholders pursuant to this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by us and the selling stockholders pursuant to this prospectus if any such shares are taken, except that the underwriters are not required to take or pay for shares covered pursuant to the exercise of the underwriters' option to purchase additional shares described below.

        The underwriters initially propose to offer part of the shares of our common stock directly to the public at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions, and part to certain dealers at a price that represents a concession not in excess of $            a share under the initial public offering price. No underwriter may allow, and no dealer may reallow, any concession to other underwriters or to any dealers. After the initial offering of the shares of our common stock, the offering price and other selling terms may from time-to-time be varied by the representatives.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 2,700,000 additional shares of common stock at the initial public offering price, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the initial offering of the shares of our common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of our common stock listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would be $            , the total underwriters' discounts and commissions would be $            , the total proceeds to us would be $            and the total proceeds to the selling stockholders would be $            . The selling stockholders will not receive any proceeds in connection with any exercise of the underwriters' option.

        The following table shows the per share and total underwriting discounts and commissions to be paid by us and the selling stockholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option.

	Per Share		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise
Underwriting discounts and commissions paid by us	$	$	$	$
Underwriting discounts and commissions paid by the selling stockholders	$	$	$	$

        The expenses of this offering payable by us, not including underwriting discounts and commissions, are estimated to be approximately $             million, which includes legal, accounting and printing costs and various other fees associated with the registration and listing of our common stock. In addition, subject to certain exceptions, we have agreed to pay all expenses incurred by the selling stockholders in connection with this offering, not including underwriting discounts and commissions.

        The underwriters have informed us and the selling stockholders that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares offered by them.

        Pursuant to the underwriting agreement, we have agreed that subject to certain exceptions we will not, during the period beginning on the date of this prospectus and ending 180 days thereafter, without the prior written consent of Morgan Stanley and Merrill Lynch on behalf of the underwriters:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock;

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock; or

  •
  file any registration statement with the SEC relating to the offering of shares of our common stock or securities convertible into or exercisable for shares of our common stock.

        In addition, all of our directors and executive officers, the selling stockholders and significant holders of our common stock and securities exercisable for or convertible into shares of our common stock, have entered into a lock-up agreement with the representatives. Pursuant to each such lock-up agreement, such persons agreed with the representatives that subject to certain exceptions they will not, during the period beginning on the date of this prospectus and ending 180 days thereafter, without the prior written consent of Morgan Stanley and Merrill Lynch on behalf of the underwriters:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock;

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock; or

  •
  demand or otherwise seek registration of shares of our common stock with the SEC.

        Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period we issue an earnings release, or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the above restrictions shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release.

        Morgan Stanley and Merrill Lynch have informed us that they do not have a present intent or arrangement to release any of the securities subject to these lock-up provisions. The release of any lock-ups will be considered on a case-by-case basis. The factors that Morgan Stanley and Merrill Lynch may consider in deciding whether to release the securities may include the length of time before the lock-up expires, the number of shares of common stock or other securities involved, the reason for the requested release, market conditions, the trading price of our common stock, historical trading volumes of our common stock and whether the person seeking the release is an officer, director or affiliate of ours.

        The underwriters have informed us that in order to facilitate this offering of our common stock they may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. The underwriters have informed us that a naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing our common stock in this offering, if the underwriting syndicate repurchases previously distributed shares of our common stock to cover underwriting syndicate short positions or to stabilize the price of our common stock. Any of these activities may stabilize or maintain the market price of our common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

        Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In addition, we expect that affiliates of the underwriters, including affiliates of Morgan Stanley and Merrill Lynch, will be lenders under the loan to MHG Management Company, which will become our subsidiary in connection with the offering, and under our revolving credit facility. The lenders under these loans, including any underwriters or their affiliates, will receive customary fees, interest payments and expense reimbursements. In the event that we enter into this facility, we expect that these underwriters and/or their affiliates will receive fees, interest payments and expense reimbursements. The underwriters may reimburse certain of the selling stockholders for certain of their expenses in relation to this offering in an amount up to $1.0 million.

        Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "MHGC".

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in connection with such liabilities.

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of shares of our common stock to the public in that Member State, except that it may, with effect from and including such date, make an offer of shares of our common stock to the public in that Member State:

  (a)
  at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  (c)
  at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of the above, the expression an "offer of shares of our common stock to the public" in relation to any shares of our common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

        Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares of our common stock in, from or otherwise involving the United Kingdom.

Directed Share Program

        At our request, the underwriters have reserved up to 900,000 shares offered through the underwriters by means of this prospectus for sale at the initial public offering price to customers, business associates and related persons identified by us. The number of shares of our common stock available for sale to the general public will be reduced to the extent these individuals purchase or confirm for purchase, orally or in writing, such reserved shares. Any reserved shares not purchased or confirmed for purchase will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Individuals who purchase shares through the directed share program will not be subject to lock-up agreements.

Pricing of the Offering

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations among us, the selling stockholders and the representatives. Among the factors considered in determining the initial public offering price will be:

  •
  our future prospects and those of our industry in general;

  •
  our sales, earnings and certain other financial and operating information in recent periods; and

  •
  the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

VALIDITY OF SECURITIES

        The validity of our shares of common stock will be passed upon for us by Sullivan & Cromwell LLP. The underwriters have been represented by Cravath, Swaine & Moore LLP in connection with this offering.

EXPERTS

        The combined financial statements of Morgans Hotel Group Co. Predecessor as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, and the balance sheet of Morgans Hotel Group Co. as of October 21, 2005, all appearing in this prospectus and registration statement, have been audited by BDO Seidman LLP, an independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits, schedules and amendments filed with this registration statement, under the Securities Act of 1933, as amended, with respect to our common stock to be sold in the offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and our common stock to be sold in the offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract is an exhibit to the registration statement, each statement is qualified in all respects by reference to the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. Copies of all or a portion of the registration statement can be obtained from the public reference room of the Securities and Exchange Commission upon payment of prescribed fees. Our Securities and Exchange Commission filings, including our registration statement, are also available to you on the Securities and Exchange Commission's website www.sec.gov.

        As a result of the offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and will file periodic reports and proxy statements and will make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

INDEX TO COMBINED FINANCIAL STATEMENTS

Combined Financial Statements:
Report of Independent Registered Public Accounting Firm	F-2
Combined Balance Sheets	F-3
As of September 30, 2005 (unaudited), December 31, 2004 and 2003
Combined Statements of Operations and Comprehensive Loss	F-4
For the nine months ended September 30, 2005 and 2004 (unaudited) and years ended December 31, 2004, 2003 and 2002
Combined Statements of Net Assets (Deficit)	F-5
For the nine months ended September 30, 2005 (unaudited) and years ended December 31, 2004, 2003 and 2002
Combined Statements of Cash Flows	F-6
For the nine months ended September 30, 2005 and 2004 (unaudited) and years ended December 31, 2004, 2003 and 2002
Notes to Combined Financial Statements	F-7
Morgans Hotel Group Co.:
Report of Independent Registered Public Accounting Firm	F-25
Balance Sheet of October 21, 2005	F-26
Notes to Balance Sheet	F-27

Report of Independent Registered Public Accounting Firm

To the Owners of
Morgans Hotel Group Co. Predecessor:

        We have audited the accompanying combined balance sheets of Morgans Hotel Group Co. Predecessor (the "Predecessor") as of December 31, 2004 and 2003, and the related combined statements of operations and comprehensive loss, net assets (deficit), and cash flows for each of the three years in the period ended December 31, 2004. These combined financial statements are the responsibility of the Predecessor's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Predecessor is not required to have, nor have we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Predecessor's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Predecessor as of December 31, 2004 and 2003, and the combined results of their operations and their cash flows for the three years then ended in conformity with accounting principles generally accepted in the United States.

/s/ BDO Seidman, LLP

New York, New York
August 31, 2005

Morgans Hotel Group Co. Predecessor

Combined Balance Sheets

(in thousands)

	September 30, 2005	December 31, 2004	December 31, 2003
	(unaudited)
Assets
Property and equipment, net	$430,527	$446,811	$468,676
Goodwill	73,698	73,698	73,698
Investments in and advances to unconsolidated joint ventures	26,723	21,924	20,033
Cash and cash equivalents	23,748	12,915	3,728
Restricted cash	29,661	19,269	14,979
Accounts receivable, net	10,737	8,884	6,702
Related party receivables	3,883	4,681	11,791
Prepaid expenses and other assets	5,708	6,771	8,234
Other, net	18,942	17,730	8,881

Total assets	$623,627	$612,683	$616,722

Liabilities and Net Assets (Deficit)
Long term debt and capital lease obligations	$659,941	$550,951	$547,892
Accounts payable and accrued liabilities	34,410	33,990	61,689
Other liabilities	23,396	22,610	23,875

Total liabilities	717,747	607,551	633,456
Minority interest	963	967	688
Commitments and contingencies
Net assets (deficit)	(95,083)	4,165	(17,422)

Total liabilities and net assets (deficit)	$623,627	$612,683	$616,722

See accompanying notes to combined financial statements.

Morgans Hotel Group Co. Predecessor

Combined Statements of Operations and Comprehensive Loss

(in thousands)

	Nine months ended September 30,		Year ended December 31,
	2005	2004	2004	2003	2002
	(unaudited)
Revenues:
Rooms	$110,853	$93,379	$131,367	$112,257	$106,288
Food and beverage	64,037	61,483	82,475	78,900	78,781
Other hotel	8,558	8,208	11,725	13,030	15,780

Total hotel revenues	183,448	163,070	225,567	204,187	200,849
Management fee-related parties	6,798	6,336	8,831	6,456	4,076

Total revenues	190,246	169,406	234,398	210,643	204,925
Operating Costs and Expenses:
Rooms	29,368	26,699	37,070	33,520	30,225
Food and beverage	40,271	38,258	51,876	48,252	47,370
Other departmental	3,017	2,611	3,452	4,341	4,913
Hotel selling, general and administrative	38,096	34,537	48,944	44,430	46,691
Property taxes, insurance and other	9,525	9,448	12,619	12,979	12,937

Total hotel operating expenses	120,277	111,553	153,961	143,522	142,136
Corporate expenses	12,379	12,595	15,375	13,994	9,530
Depreciation and amortization	20,295	20,608	27,348	28,503	28,256

Total operating costs and expenses	152,951	144,756	196,684	186,019	179,922

Operating income	37,295	24,650	37,714	24,624	25,003
Interest expense, net	59,458	51,780	67,173	57,293	42,248
Equity in loss of unconsolidated joint ventures	4,569	2,507	2,958	3,727	3,793
Minority interest	3,138	2,943	3,833	3,346	2,765
Other non-operating (income) expenses	(1,298)	(3,985)	(5,482)	2,077	(534)

Loss before income tax expense	(28,572)	(28,595)	(30,768)	(41,819)	(23,269)
Income tax expense	574	603	827	652	576

Net loss	(29,146)	(29,198)	(31,595)	(42,471)	(23,845)
Other comprehensive income:
Foreign currency translation (loss) gain	(488)	343	202	946	1,168

Comprehensive loss	$(29,634)	$(28,855)	$(31,393)	$(41,525)	$(22,677)

See accompanying notes to combined financial statements.

Morgans Hotel Group Co. Predecessor

Combined Statements of Net Assets (Deficit)

(in thousands)

	Net Assets	Other Comprehensive Income (Loss)	Total Net Assets
Balance, January 1, 2002	$28,726	$(3,519)	$25,207
Contributions	31,937	—	31,937
Distributions	(19,453)	—	(19,453)
Net loss	(23,845)	—	(23,845)
Foreign currency translation adjustment	—	1,168	1,168

Balance, December 31, 2002	17,365	(2,351)	15,014
Contributions	16,460	—	16,460
Distributions	(7,371)	—	(7,371)
Net loss	(42,471)	—	(42,471)
Foreign currency translation adjustment	—	946	946

Balance, December 31, 2003	(16,017)	(1,405)	(17,422)
Contributions	75,122	—	75,122
Distributions	(22,142)	—	(22,142)
Net loss	(31,595)	—	(31,595)
Foreign currency translation adjustment	—	202	202

Balance, December 31, 2004	5,368	(1,203)	4,165
Contributions	13,624	—	13,624
Distributions	(83,238)	—	(83,238)
Net loss	(29,146)	—	(29,146)
Foreign currency translation adjustment	—	(488)	(488)

Balance, September 30, 2005 (unaudited)	$(93,392)	$(1,691)	$(95,083)

See accompanying notes to combined financial statements.

Morgans Hotel Group Co. Predecessor

Combined Statements of Cash Flows

(in thousands)

	Nine months ended September 30,		Year ended December 31,
	2005	2004	2004	2003	2002
	(unaudited)
Cash flows from operating activities:
Net loss	$(29,146)	$(29,198)	$(31,595)	$(42,471)	$(23,845)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	19,820	20,092	26,711	27,916	27,578
Amortization of other costs	475	516	637	587	678
Amortization of deferred financing costs	13,562	3,337	5,724	2,196	5,091
Equity in losses from unconsolidated joint ventures	4,569	2,507	2,958	3,727	3,793
Impairment losses	—	—	800	—	—
Gain on tax credits	(1,298)	(1,298)	(1,731)	(1,731)	(1,731)
Gain on extinguishment of debt and legal settlement	—	—	(6,246)	—	—
Interest accreted on designer fee payable	502	549	733	823	816
Minority interest	(5)	144	279	(23)	(1,095)
Changes in assets and liabilities:
Accounts receivable, net	(1,852)	(7,432)	(2,182)	504	(2,011)
Related party receivables, net	798	5,662	7,110	(6,435)	(2,263)
Restricted cash	(312)	(1,779)	(1,540)	(1,181)	(1,515)
Prepaid expenses and other assets	1,062	1,731	1,463	293	(1,914)
Accounts payable and accrued liabilities	(294)	(4,672)	(27,562)	18,704	(4,368)
Other liabilities	2,085	23	1,621	4,141	258

Net cash provided by (used in) operating activities	9,966	(9,818)	(22,820)	7,050	(528)

Cash flows from investing activities:
Additions to property and equipment	(3,535)	(3,254)	(5,236)	(4,250)	(9,854)
(Deposits into) withdrawals from capital improvement escrows, net	(10,079)	(1,202)	(2,749)	(1,906)	1,661
Distributions from unconsolidated joint ventures	315	—	297	111	153
Investment in unconsolidated joint ventures	(10,174)	(3,705)	(4,942)	(3,020)	(7,370)

Net cash used in investing activities	(23,473)	(8,161)	(12,630)	(9,065)	(15,410)

Cash flows from financing activities:
Proceeds from long term debt	580,000	475,000	546,255	—	—
Payments on long term debt and capital lease obligations	(471,010)	(484,142)	(539,197)	(2,685)	(3,265)
Contributions	13,624	56,861	75,122	16,460	31,937
Distributions	(83,238)	(8,527)	(22,142)	(7,371)	(19,453)
Mandatorily redeemable preferred equity	—	—	—	—	6,125
Financing costs	(15,036)	(15,054)	(15,401)	(2,745)	(2,382)

Net cash provided by financing activities	24,340	24,138	44,637	3,659	12,962

Net increase (decrease) in cash and cash equivalents	10,833	6,159	9,187	1,644	(2,976)
Cash and cash equivalents, beginning of period	12,915	3,728	3,728	2,084	5,060

Cash and cash equivalents, end of period	$23,748	$9,887	$12,915	$3,728	$2,084

Supplemental disclosure of cash flow information:
Cash paid for interest	$46,599	$50,843	$75,771	$34,505	$36,343
Cash paid for taxes	$617	$647	$843	$606	$1,387

See accompanying notes to combined financial statements.

Morgans Hotel Group Co. Predecessor

Notes to Combined Financial Statements

1.    Organization and Formation transaction

        The Morgans Hotel Group Co. Predecessor (the "Predecessor") comprises the subsidiaries and ownership interests that will be contributed as part of the formation and structuring transactions from Morgans Hotel Group LLC ("Former Parent") to Morgans Group LLC. The Former Parent is owned approximately 85% by NorthStar Hospitality, LLC ("NorthStar"), a subsidiary of NorthStar Capital Investment Corp. ("NCIC") and approximately 15% by RSA Associates, L.P. ("RSA").

        The Former Parent intends to contribute the subsidiaries and ownership interests in nine operating hotels in the United States and the United Kingdom, and its hotel management business to Morgans Group LLC in exchange for membership units. The Former Parent will not contribute residual interests in properties previously transferred and no longer operated. Morgans Group LLC will simultaneously issue additional membership units to Morgans Hotel Group Co. (the "Company") in exchange for cash raised by the Company from its contemplated initial public offering ("IPO"). The Company was incorporated on October 19, 2005 as a Delaware corporation and intends to acquire, own, manage and invest in hotel properties. The Company will be the Managing Member of the operating company, Morgans Group LLC, and will have full management control.

        These Predecessor financial statements have been presented on a combined basis. The assets and liabilities are presented at the historical cost of the Former Parent. The equity method of accounting is utilized to account for investments in joint ventures over which the Predecessor has significant influence, but not control.

        The Company has one reportable operating segment; it operates, owns, acquires and redevelops boutique hotels.

  Operating Hotels

        The operating hotels to be contributed as part of the formation transaction are as follows:

Hotel Name	Location	Number of Keys	Date Acquired	Ownership
Delano	Miami Beach, FL	194	1998	(1)
Hudson	New York, NY	802	1997	(5)
Mondrian	Los Angeles, CA	237	1998	(1)
Morgans	New York, NY	113	1998	(1)
Royalton	New York, NY	169	1998	(1)
Sanderson	London, England	150	1998	(2)
St. Martins Lane	London, England	204	1998	(2)
Shore Club	Miami Beach, FL	307	2002	(3)
Clift	San Francisco, CA	363	1999	(4)

(1)
Wholly owned hotels.

(2)
Owned through a 50:50 unconsolidated joint venture.

(3)
Operated under a management contract, with a minority ownership interest of approximately 7%.

(4)
The hotel is operated under a long-term lease, which is accounted for as a financing.

(5)
The hotel is structured as a condominium, in which the Former Parent owns approximately 96% of the square footage of the entire building.

  Restaurant Joint Venture

        The food and beverage operations of certain of the hotels are operated under a 50:50 joint venture with a third party restaurant operator.

2.    Summary of Significant Accounting Policies

  Basis of Presentation

        The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The Predecessor consolidates all wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in combination.

        As further discussed in Note 6, Clift was operated as a debtor-in-possession from August 15, 2003 to October 14, 2004, when it emerged from bankruptcy. For financial reporting purposes, the assets, liabilities and operations of the hotel have been included in the combined results for all periods presented.

        FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, as amended ("FIN 46R"), requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The adoption of FIN 46R required the Predecessor to consolidate five food and beverage ventures that were previously accounted for on the equity method as the Predecessor absorbs a majority of the ventures' expected losses and residual returns. For purposes of the accompanying combined financial statements, FIN 46R has been applied retroactively so that the ventures are included in the combined statements for all periods presented. The purpose of the ventures is to provide certain food and beverage services at our hotels. These include operating restaurants including room service at five hotels, banquet and catering services at four hotels and a bar at one hotel. No assets of the Company are collateral for the venturers' obligations and creditors of the venturers' have no recourse to the Company.

  Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and Cash Equivalents

        Cash and cash equivalents include investments with maturities of three months or less from the date of purchase.

  Restricted Cash

        The loan agreements require the hotels to deposit 4% of Gross Revenues, as defined, in restricted cash escrow accounts for the future replacement of furniture, fixtures and equipment. In addition, under our existing loan agreements, we have funded a $10.0 million reserve for major capital improvements and are obligated to fund an additional $5.0 million into this reserve in the 12 months commencing June 30, 2005, and an additional $1.0 million in each of the subsequent 12-month periods. As replacements occur, the Predecessor's subsidiaries are eligible for reimbursement from these escrow accounts.

        As further required by the loan agreements, restricted cash also consists of cash held in escrow accounts for taxes and insurance payments.

        The restaurants owned by the joint venture require the ventures to deposit between 2% and 4% of Gross Revenues, as defined, in an escrow account for the future replacement of furniture, fixtures and equipment.

  Accounts Receivable

        Accounts receivable are carried at their estimated recoverable amount, net of allowances. Management provides for the allowances based on a percentage of aged receivables and assesses accounts receivable on a periodic basis to determine if any additional amounts will potentially be uncollectible. After all attempts to collect accounts receivable are exhausted, the uncollectible balances are written off against the allowance. The allowance for doubtful accounts is immaterial for all periods presented.

  Property and Equipment

        Building and building improvements are depreciated on a straight-line method over their estimated useful life of 39.5 years. Furniture, fixtures and equipment are depreciated on a straight-line method using five years. Building and equipment under capital leases and leasehold improvements are amortized on a straight-line method over the shorter of the lease term or estimated useful life of the asset.

  Goodwill

        Goodwill represents the excess purchase price over the fair value of net assets attributable to business acquisitions. In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, the Predecessor tests for impairment at least annually. The Predecessor will test for impairment more frequently if events or circumstances indicate that an asset may be impaired. In accordance with SFAS No. 142, the Predecessor identifies potential impairments by comparing the fair value of the reporting unit with its book value, including goodwill. If the fair value of the reporting unit exceeds the carrying amount, including goodwill, the asset is not impaired. Any excess of carrying value over the implied fair value of goodwill would be recognized as an impairment loss in continuing operations.

        During the period ended September 30, 2005 and the years ended December 31, 2004, 2003 and 2002, the Predecessor utilized the discounted cash flow method to perform its fair value impairment test and determined that no impairment existed.

  Impairment of Long-Lived Assets

        In accordance with SFAS Statement No. 144, Accounting for the Impairment of Disposal of Long Lived Assets, long-lived assets currently in use are reviewed periodically for possible impairment and will be written down to fair value if considered impaired. Long-lived assets to be disposed of are written down to the lower of cost or fair value less the estimated cost to sell. The Predecessor reviews its portfolio of long-lived assets for impairment at least annually. When events or changes of circumstances indicate that an asset's carrying value may not be recoverable, we test for impairment by reference to the asset's estimated future cash flows. In this analysis of fair value, we use discounted cash flow analysis to estimate the fair value of our properties taking into account each property's expected cash flow from operations, holding period and net proceeds from the dispositions of the property. The factors we address in determining estimated net proceeds from disposition include anticipated operating cash flow in the year of disposition, terminal capitalization rate and selling price per room. There were $800,000 of impairment losses in 2004 and no other impairment write-downs during the nine months ended September 30, 2005 or the years ended December 31, 2003 or 2002.

  Investments in and Advances to Unconsolidated Joint Ventures

        The Predecessor accounts for its investments in unconsolidated joint ventures using the equity method as it does not exercise control over significant asset decisions such as buying, selling or financing nor is it the primary beneficiary under FIN 46R, as discussed above. Under the equity method, the Predecessor increases its investment for its proportionate share of net income and contributions to the joint venture and decreases its investment balance by recording its proportionate share of net loss and distributions.

        The Predecessor periodically reviews its investment in unconsolidated joint ventures for other temporary declines in market value. Any decline that is not expected to be recovered in the next twelve months is considered other than temporary and an impairment charge is recorded as a reduction in the carrying value of the investment. No impairment charges were recognized in the nine month periods ended September 30, 2005 or 2004 or the years ended December 31, 2004, 2003 or 2002.

  Other Assets

        Other assets include the costs the Predecessor incurred to invest in Shore Club, which has been accounted for as costs to obtain the management contract on that hotel, deferred financing costs and lease buy-out costs. The costs associated with the management contract are being amortized over the 20 year life of the contract. Deferred financing costs and lease buy-out costs are being amortized over the terms of the related debt or lease agreements.

  Foreign Currency Translation

        The Predecessor has entered into certain transactions with its foreign joint ventures. The translation of transactions with its foreign joint ventures has resulted in foreign currency transaction gains and losses, which have been reflected in the results of operations based on exchange rates in effect at the translation date or the date of the transactions, as applicable. Such transactions did not have a material effect on the Predecessor's earnings. The Predecessor's investments in its foreign joint ventures have been translated at the applicable year-end exchange rate with the translation adjustment presented as a component of other comprehensive loss. The accumulated other comprehensive loss as of September 30, 2005, and December 31, 2004 and 2003 was approximately $1.7 million, $1.2 million, and $1.4 million, respectively.

  Revenue Recognition

        The Predecessor's revenues are derived from lodging, food and beverage and related services provided to hotel customers such as telephone, minibar and rental income from tenants, as well as hotel management services. Revenue is recognized when the amounts are earned and can reasonably be estimated. Rental revenue is recorded on a straight-line basis over the term of the related lease agreement.

        Additionally, the Predecessor recognizes base and incentive management fees and chain service fees related to the management of the operating hotels in unconsolidated joint ventures. These fees are recognized as revenue when earned in accordance with the applicable management agreement. The Predecessor recognizes base management and chain service fees as a percentage of revenue and incentive management fees as a percentage of net operating income or Net Capital or Refinancing Proceeds, as defined. The chain service fees represent cost reimbursements from managed hotels, which are incurred, and reimbursable costs to the Manager.

  Concentration of Credit Risk

        The Predecessor places its temporary cash investments in high credit financial institutions. However, a portion of temporary cash investments may exceed FDIC insured levels from time to time.

  Advertising and Promotion Costs

        Advertising and promotion costs are expensed as incurred and are included in unallocated hotel operating expenses on the accompanying combined statements of operations and comprehensive loss. These costs amounted to approximately $8.1 million and $7.7 million for the nine months ended September 30, 2005 and 2004, respectively, and $11.7 million, $9.6 million and $10.5 million for the years ended December 31, 2004, 2003, and 2002, respectively.

  Repairs and Maintenance Costs

        Repairs and maintenance costs are expensed as incurred and are included in hotel selling, general and administrative expenses on the accompanying combined statements of operations and comprehensive loss.

  Income Taxes

        The United States entities included in the accompanying combined financial statements are either partnerships or limited liability companies, which are treated similarly to partnerships for tax reporting purposes. Accordingly, Federal and state income taxes have not been provided for in the accompanying combined financial statements as the partners or members are responsible for reporting their allocable share of the Predecessor's income, gains, deductions, losses and credits on their individual income tax returns.

        One of the Company's foreign subsidiaries is subject to UK corporate income taxes. Income tax expense is reported at the applicable rate for the periods presented.

        Certain of the Predecessor's subsidiaries are subject to the New York City Unincorporated Business Tax ("UBT"). The Predecessor did not incur any amounts related to UBT during the nine month periods ended September 30, 2005 or 2004 and the years ended December 31, 2004, 2003 or 2002.

        Subsequent to the formation transactions, the Company will be subject to federal and state income taxes. The Company has not reflected a pro-forma income tax provision, since any benefit would be fully reserved.

  Fair Value of Financial Instruments

        The Predecessor's financial instruments include cash and cash equivalents, accounts receivable, restricted cash, accounts payable and accrued liabilities, capital lease obligations, and long-term debt. Substantially all of the Predecessor's long-term debt accrues interest at a floating rate, which re-prices frequently. Management believes the carrying amount of the aforementioned financial instruments is a reasonable estimate of fair value as of September 30, 2005 and December 31, 2004 and 2003 due to the short-term maturity of these items or variable interest rate.

  Interest Rate Cap

        The Predecessor has entered into an interest rate cap agreement to reduce the Company's exposure to interest rate fluctuations. The Predecessor records all derivative instruments on the balance sheet as either assets or liabilities, depending on the rights or obligations under the contract, at their estimated fair value and recognizes the change in fair value in interest expense on the accompanying combined statements of operations and comprehensive loss. The Predecessor's interest rate cap does not qualify for hedge accounting treatment.

  Unaudited Interim Financial Information

        The unaudited financial information has been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"). In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included. The results of any interim period are not necessarily indicative of the results for the full year.

3.    Property and Equipment

        Property and equipment consist of the following (000's omitted):

	As of September 30, 2005	As of December 31, 2004	As of December 31, 2003
	(unaudited)
Land	$73,616	$73,616	$73,616
Building	397,423	397,423	397,591
Furniture, fixtures and equipment	87,280	84,441	81,724
Construction in progress	2,222	1,586	1,417
Property subject to capital lease	6,359	6,298	7,009

Subtotal	566,900	563,364	561,357
Less accumulated depreciation	(136,373)	(116,553)	(92,681)

Property and equipment, net	$430,527	$446,811	$468,676

        Depreciation on property and equipment was $19.8 million, and $20.0 million for the nine months ended September 30, 2005 and 2004, respectively, and $26.7 million, $27.9 million, and $27.6 million for the years ended December 31, 2004, 2003, and 2002, respectively. Included in this expense was $0.2 million and $0.2 million for the nine months ended September 30, 2005 and 2004, respectively, and $0.3 million, $0.2 million and $0.2 million for the years ended December 31, 2004, 2003 and 2002, respectively, related to depreciation on property subject to capital leases.

        During 2004 and 2003, the Predecessor retired approximately $2.5 million and $11.7 million, respectively, of fully depreciated assets in furniture, fixtures and equipment. No retirements have occurred in the nine months ended September 30, 2005.

4.    Investments in and Advances to Unconsolidated Joint Ventures

        The Predecessor's investments in and advances to unconsolidated joint ventures and its equity in earnings (losses) of uncombined joint ventures are summarized as follows (000's omitted):

	Investments
Entity	As of September 30, 2005	As of December 31, 2004	As of December 31, 2003
	(unaudited)
Morgans Hotel Group Europe Ltd.	$20,489	$20,554	$20,040
Restaurant Venture—SC London	(1,060)	(656)	(1,317)
Shore Club	7,294	2,026	1,310

Total	$26,723	$21,924	$20,033

	Equity in losses from unconsolidated subsidiaries
	Period ended September 30, 2005	Period ended September 30, 2004	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
	(unaudited)	(unaudited)
Morgans Hotel Group Europe Ltd.	$(3,922)	$(2,277)	$(3,045)	$(3,075)	$(3,651)
Restaurant Venture—SC London	(86)	438	958	312	438
Shore Club	(561)	(668)	(871)	(964)	(580)

Total	$(4,569)	$(2,507)	$(2,958)	$(3,727)	$(3,793)

  Morgans Hotel Group Europe Limited

        The Predecessor owns interests in two hotel properties through a joint venture known as Morgans Hotel Group Europe Limited ("MHG Europe") with Burford Hotels Ltd. ("Burford"). MHG Europe owns two hotels located in London, England, St. Martins Lane, a 204-room hotel and Sanderson, a 150-room hotel. The Predecessor and Burford each own a 50% interest in MHG Europe. Net income (loss) and cash distributions are to be allocated to the joint venturers in accordance with their interests.

        The Predecessor is entitled to an incentive management fee ("Incentive Fee"), as defined, equal to 20% of Net Operating Income, as defined, after the joint venture partners receive a 15% return on its investment capital ("15% Return"), as defined. The Predecessor will also be entitled to a Capital Incentive Fee, as defined, from sales or refinancings of the hotels equal to 25% of Net Capital or Refinancing Proceeds, as defined, after the joint venture partners receive a 15% internal rate of return on its Invested Capital, as defined. The Predecessor did not earn any incentive fees during the nine months ended September 30, 2005 and 2004 or during the years ended December 31, 2004, 2003, and 2002.

        Morgans Hotel Group London Limited ("MHG London"), a wholly owned subsidiary of MHG Europe, was in technical violation of certain loan covenants. MHG London negotiated a waiver with the lender until March 31, 2005. Although the waiver expired on March 31, 2005, the lender did not take any action to accelerate the indebtedness. In November 2005, MHG London refinanced the existing debt with a new lender. The existing debt was replaced with debt of £107.5 million (approximately $184.9 million based on the British pound/U.S. Dollar exchange rate provided by www.oanda.com as of December 31,

2005). In connection with this refinancing, the Predecessor received approximately $9.7 million as payment on shareholder loans it had advanced to MHG Europe.

        Summarized consolidated balance sheet information of MHG Europe is as follows (000's omitted):

	As of September 30,	As of December 31,	As of December 31,
	2005	2004	2003
	(unaudited)
Property and equipment, net	$172,919	$193,449	$187,349
Other assets	14,201	15,748	13,588

Total assets	$187,120	$209,197	$200,937

Other liabilities	$8,005	$6,669	$5,480
Debt	154,686	178,071	173,202
Loans from joint venture partners	16,594	8,784	—
Total equity	7,835	15,673	22,255

Total liabilities and equity	$187,120	$209,197	$200,937

Predecessor's share of equity	$3,918	$7,836	$11,040
Advance to MHG Europe	8,702	4,364	—
Capitalized costs and designer fee	7,869	8,354	9,000

Predecessor's investment balance	$20,489	$20,554	$20,040

        Included in the capitalized costs and designer fee is approximately $4.7 million, $4.8 million and $5.1 million of capitalized interest as of September 30, 2005, December 31, 2004 and 2003, respectively. The capitalized interest costs are being amortized on a straight-line basis over 39.5 years into equity in earnings in the accompanying combined statements of operations and comprehensive loss.

        Summarized consolidated income statement information of MHG Europe is as follows (000's omitted):

	Period ended September 30, 2005	Period ended September 30, 2004	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
	(unaudited)	(unaudited)
Operating revenues	$34,881	$34,670	$47,812	$38,711	$37,279
Operating expenses	30,396	27,811	39,351	30,911	30,981

Income before interest	4,485	6,859	8,461	7,800	6,298
Interest expense	11,346	10,427	13,944	12,659	12,308

Net loss for period	(6,861)	(3,568)	(5,483)	(4,859)	(6,010)
Other comprehensive gain (loss)	(976)	686	986	2,082	2,034

Comprehensive loss	$(7,837)	$(2,882)	$(4,497)	$(2,777)	$(3,976)

Predecessor's share of net loss	$(3,430)	$(1,784)	$(2,741)	$(2,429)	$(3,005)
Predecessor's share of other comprehensive gain (loss)	(488)	343	493	1,042	1,017

Predecessor's share of comprehensive loss	$(3,918)	$(1,441)	$(2,248)	$(1,387)	$(1,988)

Amount recorded in combined statement of operations and comprehensive loss	$(3,922)	$(2,277)	$(3,045)	$(3,075)	$(3,651)

        The foreign currency exchange rate used to convert British pounds to United States dollars for the periods ended September 30, 2005 and September 30, 2004 were approximately 1.83 and 1.81 respectively, and for the years ended December 31, 2004, 2003 and 2002 were approximately 1.83, 1.64 and 1.50, respectively.

5.    Other Liabilities

        Other liabilities consist of the following (000's omitted):

	As of September 30, 2005	As of December 31, 2004	As of December 31, 2003
	(unaudited)
Payable due investor member of HL	$2,855	$2,855	$2,855
Deferred gain	434	1,731	3,462
Designer fee payable	6,348	6,256	7,131
Preferred equity in Clift due NorthStar	10,402	8,585	7,085
Clift pre-petition liabilities	3,357	3,183	3,342

	$23,396	$22,610	$23,875

  Payable due Investor Member of Hudson Leaseco LLC and Deferred Gain

        The Predecessor has redeveloped Hudson in a manner to permit the use of federal rehabilitation tax credits ("Historic Tax Credits"). The Predecessor formed Hudson Leaseco LLC ("HL") for the purpose of operating Hudson and admitted a new member ("investor member") into HL who could use the Historic Tax Credits. The Predecessor is the Managing Member with a 0.1% membership interest. The investor member, a 99.9% member, has contributed approximately $11.3 million in equity and is entitled to a preferred return with an effective annual rate of approximately 3% on its capital investment. The investor member's interest in HL is subject to put/call rights during 2006 and 2007, the fifth and sixth years after Hudson's fixed assets were placed in service in 2000 and 2001. Upon the purchase of the investor member's interest pursuant to the put/call, it is estimated that HL will retain approximately $8.6 million of the capital contributed by the investor member, based on the formula used to determine the purchase price for the investor member's interest. Through the creation of a master lease between Hudson and HL, the Predecessor's effective ownership percentage on the net cash flow of Hudson is approximately 100% after the payment of the distribution of the preferred returns.

        The Predecessor has accrued the estimated buyout price of the investor member in HL and is recognizing the gain on a straight-line basis over five years, the tax recapture period of the tax credits. The gain is included in other non-operating (income) expenses in the accompanying combined statements of operations and comprehensive loss.

  Designer Fee Payable

        The Former Parent had an agreement with a hotel designer. The designer has various claims related to the agreement. The Company may have liability as the successor to the Former Parent, and therefore the liability is included in these Predecessor financial statements. According to the agreement, the designer is due for each designed hotel, a base fee plus 1% of Gross Revenues, as defined, for a ten-year period from the opening of each hotel. The estimated costs of the design services were capitalized as a component of the applicable hotel and are being amortized over the five-year estimated life of the related design elements. Interest is accreted each year on the liability and charged to interest expense using a rate of 9%. Changes to the estimated liability are recorded as an adjustment to the capitalized design fee and amortized prospectively. Adjustments to the estimated liability after the five-year life of the design asset will be charged directly to operations.

        In addition, the agreement also called for the designer to design a minimum number of projects for which the designer would be paid a minimum fee. Included in other non-operating (income) expenses in the accompanying combined statement of operations and comprehensive loss for the year ended December 31, 2003 and in accounts payable and accrued liabilities as of September 30, 2005, December 31, 2004 and 2003 on the accompanying combined balance sheets is approximately $2.6 million of fees related to the difference between its minimum number of projects and the actual number designed.

  Preferred Equity in Clift Due NorthStar

        In July 2002, the limited liability company agreement of Clift was amended and restated and Clift issued Preferred Equity to NorthStar in exchange for $6.125 million. The Preferred Equity agreement, as amended, entitles NorthStar to an internal rate of return (24% through October 2004 and 25.27% thereafter) on its Unreturned Base, as defined, and equity participation equal to 25% of the aggregate amount that would be distributed to the members if the entire interest in the Clift was sold for its fair market value. The Preferred Equity's redemption date is October 2006 (with an option to extend to October 2007) and all accrued but unpaid preferred interest plus the equity participation, if any, is due at redemption.

        The amounts reflected in the accompanying combined balance sheets reflect the preferred return due to NorthStar plus accrued interest.

        In accordance with Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity the mandatorily redeemable preferred equity is being accounted for as a debt instrument and payments are recorded as interest expense in the accompanying combined statements of operations and comprehensive loss. Included in interest expense for the nine months ended September 30, 2005 and 2004 and the years ended December 31, 2004, 2003, and 2002 is $1.8 million, $1.3 million, $1.9 million, $1.6 million, and $0.7 million, respectively, related to this preferred equity.

  Clift Pre-petition Liabilities

        As of September 30, 2005 and as of December 31, 2004 and 2003, the pre-petition liabilities, including accrued interest, related to the bankruptcy of Clift were approximately $3.3 million, $3.1 million and $3.3 million, respectively. Under the court approved Reorganization Plan, these liabilities are payable over a period of up to 48 months from the date of the approved plan, which was October 14, 2004. Interest accrues on these liabilities under the plan at rates ranging from 6% to 10%. All payments have been made and are planned to be made according to the court approved payment schedule.

6.    Long-Term Debt and Capital Lease Obligations

        Long-term debt consists of the following (000's omitted):

Description	As of September 30, 2005	As of December 31, 2004	As of December 31, 2003	Interest rate as of September 30, 2005
	(unaudited)
Notes secured by five hotels(a)	$473,234	$423,882	—	LIBOR + 2.36%
Notes secured by four hotels—repaid in 2004	—	—	$255,000	LIBOR + 3.25%
Mezzanine loan(a)	105,960	49,118	100,000	LIBOR + 9.14%
Clift debt(b)	74,169	71,255	57,000	9.6%
Hudson debt—repaid in 2004(c)	—	—	129,043	various
Capital lease obligations(d)	6,578	6,696	6,849	(d)

Total long term debt	$659,941	$550,951	$547,892

(a)    5 Hotel Debt

        On June 29, 2005, the Predecessor refinanced its debt secured on Morgans, Mondrian, Royalton, Delano and Hudson for a total of $580 million (collectively, the "5 Hotel Debt"). The 5 Hotel Debt consists of $473.8 million first mortgage notes bearing interest at LIBOR (3.8% and 2.3% as of September 30, 2005 and December 31, 2004, respectively) plus a spread of 236 basis points and $106.2 million of mezzanine loans bearing interest at LIBOR plus a spread of 914 basis points. The maturity date for the 5 Hotel Debt is June 2007 with three one-year extension options.

        At closing, the Predecessor paid a 1.125% origination fee. In addition, the Company purchased an interest rate cap for the full amount of the 5 Hotel Debt with a LIBOR cap of 4.25%.

        Part of the proceeds from this refinancing was used to pay off the previous first mortgage loan secured by the five hotels that bore interest at LIBOR plus a spread of 350 basis points, the mezzanine loan which bore interest at LIBOR plus 13.0%, and approximately $65.2 million of debt of the Former Parent.

        In connection with this refinancing, the Predecessor signed a cash management agreement whereby all cash receipts are deposited into a lockbox controlled by the lender and are released by the lender, monthly, in the following order of priority to pay: (1) sales and occupancy taxes, (2) escrow for real estate taxes and insurance, (3) debt service due under the first mortgage loans, (4) operating expenses which are reimbursed to the Predecessor, (5) escrow deposits to fund a recurring replacement reserve, (6) debt service due under the mezzanine loans and (7) a capital expenditure reserve which is to be used for future renovation of the hotels.

        The 5 Hotel Debt contains certain covenants including debt service coverage requirements as defined per the loan documents.

        The 5 Hotel Debt can be prepaid at anytime and matures in June 2007 with three one-year extension options. Upon completion of an initial public offering, the maturity date can be extended to 2010, the interest rate can be reduced and certain prepayment fees can be waived. Furthermore, there is a prepayment clause which states that the Predecessor may prepay in whole or in part the 5 Hotel Debt on any payment date, along with a Spread Maintenance Premium, as defined, and an Exit Fee, as defined. The Spread Maintenance Premium is equal to the amount of the prepayment multiplied by the applicable LIBOR margin multiplied by the ratio of the number of months between the prepayment date and July 2006 divided by 12. The Exit Fee is equal to 0.25% of the prepayment amount. If the 5 Hotel Debt is prepaid with proceeds of the IPO, the Spread Maintenance Premium, as defined, and Exit Fees, as defined, are waived except on prepayments of the Class A Portion of the Company's mortgage notes.

        The 5 Hotel Debt loan documents prohibit the incurrence of additional debt on these hotels unless a prepayment occurs as a result of an IPO. In the event of a prepayment with IPO proceeds, the Company may borrow up to the original amount of the loan subject to certain conditions, such as maintaining credit ratings and not increasing debt service costs.

        Included in interest expense in the nine months ended September 30, 2005, is approximately $18.1 million representing the write off of deferred financing costs and the prepayment consideration incurred in connection with the refinancing on June 29, 2005.

        In 2004, the Company recognized a gain of approximately $4.0 million in connection with the repayment of the mezzanine loan. The gain is included in other non-operating (income) expenses in the accompanying combined statements of operations and comprehensive loss for the year ended December 31, 2004.

(b)    Clift Debt

        During 2003, the Predecessor had a $57.0 million loan, which bore interest at 9% and was secured by its interest in Clift. The loan was not paid at its July 2003 maturity and, as a result, the interest rate on the loan increased to 14% effective from July 2002. In August 2003, Clift Holdings LLC (the "debtor") filed for voluntary Chapter 11 bankruptcy protection.

        In October 2004, Clift emerged out of bankruptcy pursuant to a plan of reorganization whereby the debtor sold the hotel to an unrelated party for $71.0 million and then leased it back for a 99-year lease term. Under this lease, the Predecessor is required to fund operating shortfalls including the lease payments and to fund all capital expenditures. This transaction does not qualify as a sale due to the Predecessor's continued involvement and therefore is treated as a financing. The proceeds from this transaction were used in part to repay the existing mortgage loan on Clift.

        The lease payment terms are as follows:

Years 1 and 2	$2.8 million per annum
Years 3 to 10	$6.0 million per annum
Thereafter	Increased at 5-year intervals by a formula tied to increases in Consumer Price Index. At year 10, the increase has a maximum of 40% and a minimum of 20%. At each increased date thereafter, the maximum increase is 20% and the minimum is 10%.

        The average interest rate on all of the Predecessor's debt for the nine months ended September 30, 2005 and September 30, 2004 is 10% and 12%, respectively and for the years ended December 31, 2004, 2003 and 2002 is 11%, 10% and 7%, respectively.

(c)    Hudson Debt

        The Predecessor borrowed a total of $80.0 million throughout 1999 and 2000 for the renovation of Hudson. The balance of this loan was approximately $74.0 million as of December 31, 2003. The effective interest rate on the renovation loan was 9.1%.

        In 1999 and 2001, the Predecessor obtained two pieces of mezzanine debt in the amounts of $30.0 million and $25.0 million, respectively. Both pieces of debt bore interest at 15%.

        These loans were subsequently paid off with the 5 Hotel Debt discussed above.

(d)    Capital Lease Obligations

        The Predecessor has leased two condominium units at Hudson, which are reflected as capital leases. One of the leases requires the Predecessor to make annual payments of $450,000 (subject to increases due to increases in the Consumer Price Index) from acquisition through November 2096. Effective January 1, 2003, and as of December 31, 2004, the annual lease payments under this lease increased to $506,244. This lease also allows the Predecessor to purchase the unit at fair market value after November 2015.

        The second lease requires the Predecessor to make annual payments of $250,000 (subject to increases due to increases in the Consumer Price Index) through December 2098. Effective January 2004, payments under this lease increased to $285,337. The Predecessor has allocated both of the leases' payments between the land (see Note 7) and building based on their estimated fair values. The portion of the payments allocated to building has been capitalized at the present value of the future minimum lease payments. The portion of the payments allocable to land is treated as operating lease payments. The imputed interest rate on both of these leases is 8%. The capital lease obligations related to the units amounted to approximately $6.1 million, $6.1 million and $6.1 million as of September 30, 2005, December 31, 2004 and 2003, respectively. Substantially all of the principal payments on the capital lease obligations are due at the end of the lease agreements.

        The Predecessor has also entered into capital lease obligations related to equipment at certain of the hotels.

Principal Maturities

        The following is a schedule, by year, of principal payments on notes payable (including capital lease obligations), which reflects the refinancing of debt that occurred in June 2005:

As of September 30, 2005 (unaudited)	Capital lease obligations and debt payable	Amount representing interest on capital lease obligations	Principal payments on capital lease obligations and debt payable

2005	1,410	132	1,278
2006	5,824	519	5,305
2007	573,466	505	572,961
2008	608	492	116
2009	489	489	—
Thereafter	116,856	36,575	80,281

	$698,653	$38,712	$659,941

        The Predecessor has the right to extend the maturity date of the 5 Hotel Debt from 2007 to 2010, under the same variable terms upon the completion of an initial public offering.

7.    Commitments and Contingencies

  As Lessee

        Future minimum lease payments for noncancellable leases in effect as of December 31, 2004 are as follows (000's omitted):

	Land (see Note 6)	Other
2005	$266	$252
2006	266	260
2007	266	267
2008	266	228
2009	266	—
Thereafter	23,163	—

Total	$24,493	$1,007

        Future minimum lease payments do not include amounts for renewal periods or amounts that may need to be paid to landlords for real estate taxes, electricity and operating costs.

  Management Fee on Restaurants

        The Predecessor owns a 50% interest in a restaurant joint venture with Chodorow Ventures LLC ("CV LLC"). The Predecessor entered into the joint venture agreement ("Restaurant Venture") in September 1999 for the purpose of establishing, owning, operating and/or managing restaurants, bars and other food and beverage operations in certain hotels affiliated with the Predecessor. This agreement is implemented through operating agreements and leases at each hotel which expire between 2007 and 2010. These leases generally give the Restaurant Venture two additional five year renewal periods. CV LLC or an affiliated entity manages the operations of the Restaurant Venture and earns a 3% management fee.

  Master Development Agreement

        During 1998, in conjunction with the Predecessor's investment in MHG Europe, MHG Europe entered into a Master Development Agreement (the "Development Agreement") with an affiliate of the Company, which provides for them to be the exclusive developer of any future hotel of MHG Europe. The Development Agreement is for a period of 10 years and may be extended under certain circumstances for an additional 10 years.

  Construction Settlement

        In 2002, Clift agreed to pay $10.1 million in connection with the settlement of a construction related lawsuit. In 2002, Clift made an initial principal payment of $2.5 million. The remaining balance of $7.6 million plus interest, at 10%, was due in monthly installments of at least $100,000 plus any interest. The total outstanding principal amount was due on January 2, 2004 and was secured by a lien on Clift. Clift did not make any payments on this obligation during the period it operated under bankruptcy protection. As of December 31, 2003, the Predecessor owed approximately $7.5 million, which is included in accounts payable and accrued liabilities in the accompanying combined balance sheets.

        In October 2004, the Predecessor paid approximately $5.8 million to settle this liability. The difference between the original liability and the final payoff amount of approximately $2.2 million is included in other non-operating (income) expenses in the accompanying combined statements of operations and comprehensive loss for the year ended December 31, 2004.

  Repurchase and Reimbursement Agreement

        The Predecessor signed a repurchase and reimbursement agreement in connection with its investment in Shore Club. Under this agreement, the Predecessor is responsible for paying the difference between a 12.5% Preferred Return and a 15% Preferred Return to Blackacre, one of the other investors in Shore Club, on Blackacre's Class B and Class C membership, each as defined. This 2.5% incremental return amounted to approximately $0.9 million, $0.6 million and $0.3 million as of September 30, 2005, December 31, 2004 and 2003, respectively, and is included in accounts payable and accrued liabilities in the accompanying combined balance sheets.

        In addition, under this agreement, the Company may be required to purchase Blackacre's Class B membership interest in Shore Club under certain circumstances. In April 2004, the Company paid Blackacre $1.0 million as a deposit in connection with reimbursement of its interest. Blackacre's Class B membership interest was approximately $6.6 million, $10.6 million and $9.3 million as of September 30, 2005, December 31, 2004 and 2003, respectively. In management's opinion, settlement of Blackacre's interest will not have a material adverse effect on the Predecessor's financial position or results of operations.

        In August 2005, the Predecessor purchased 33.3% of Blackacre's Class B and Class C membership interests for $4.8 million. This reduced the Class B membership interest subject to potential repurchase to approximately $6.6 million.

        In November 2005, the Shore Club refinanced its existing debt and Blackacre's Class B and Class C interests were redeemed at par plus accrued interest. The Predecessor was reimbursed by Blackacre for its share of these interests, net of the amounts owed to Blackacre for the incremental return, thereby terminating any further liability on the part of the Predecessor in respect of the Blackacre agreements.

  Multi-employer Retirement Plan

        Approximately 33% of the Predecessor's employees are subject to collective bargaining agreements. The Predecessor is a participant, through these collective bargaining agreements, in multi-employer defined contribution retirement plans in New York and multi-employer defined benefit retirement plans in California covering union employees. Plan contributions are based on a percentage of employee wages. The Predecessor's contributions to the multi-employer retirement plans for the nine months ended September 30, 2005 and 2004 amounted to approximately $1.1 million and $1 million, respectively, and $1.3 million, $1 million, $0.6 million for the years ended December 31, 2004, 2003 and 2002, respectively.

  Tax Contingency

        On February 26, 2004, Morgans Hotel Group London Ltd. received a Notice of Decision from the United Kingdom's taxation authority, the Inland Revenue. The Notice of Decision stated that MHG London, the entity that owns St. Martins Lane and Sanderson, was liable to pay national insurance contributions to the Inland Revenue in relation to discretionary service charges earned by the food and beverage employees of the London hotels. The Inland Revenue assessed its liability at £1,995,543 (approximately $3.4 million at the British pound / US Dollar exchange rate as of December 31, 2005) in respect of the period from April 6, 1999 to April 5, 2003. MHG London filed a Notice of Appeal on March 25, 2004 in which it stated that there was no statutory basis for the Inland Revenue to collect national insurance contributions from it. In addition, the Inland Revenue has determined that uniforms provided to the employees of the London hotels constituted a taxable benefit to those employees and as a result have calculated a separate liability in the amount of approximately £1.3 million (approximately $2.2 million at the British pound / US Dollar exchange rate as of December 31, 2005) in respect of the same period. MHG London is contesting the statutory basis for such liability as well as the amount calculated. It is anticipated that these matters will be heard on appeal in 2006. No provision has been made for any liabilities that might arise in relation to these matters as it is not currently possible to meaningfully quantify any potential liability given the current state of ongoing discussions with the Inland Revenue. Based on the discussions with the Inland Revenue, we believe that a material unfavorable outcome is remote. However, if MHG London is responsible for the full amount of these liabilities, it will be required to change its procedures for complying with United Kingdom wage obligations and the payments of these liabilities for the period from April 6, 1999 through the date of adopting such new procedures could have a material adverse effect on the Predecessor's combined financial position or combined results of operations.

  Litigation

        The Company is currently involved in litigation regarding our management of Shore Club. In 2002, the Company invested in Shore Club and the Company's management company, MHG Management Company, took over management of the property. The management agreement pursuant to which the Company managed Shore Club expires in 2022. For the year ended December 31, 2002 (reflecting six months of data based on information provided to the Company and not generated by the Company and six months of operations after MHG Management Company took over management of Shore Club in July 2002), Shore Club had an operating loss plus depreciation of negative $3.7 million, and its owner, Philips South Beach LLC, was in dispute with its investors and lenders. Under the Company's management of the property, the financial performance improved and Shore Club had operating income plus depreciation of $9.8 million in 2004. The Company believes this improvement was the direct result of the Company's repositioning and operation of the hotel. This improved performance has continued. Operating income plus depreciation for the twelve months ended September 30, 2005 was $11.5 million. In addition, during the fourth quarter of 2005, the debt on the hotel was refinanced. For 2004 and the nine months ended September 30, 2005, the Company had revenues of $3.3 million and $2.8 million, respectively, under the management agreement.

        On January 17, 2006, Phillips South Beach LLC filed a lawsuit in New York state court against MHG Management Company. The lawsuit alleges, among other things, (i) that MHG Management Company engaged in fraudulent or willful misconduct with respect to Shore Club entitling Phillips South Beach LLC to terminate the Shore Club management agreement without the payment of a termination fee to the Company, (ii) breach of fiduciary duty by MHG Management Company, (iii) tortious interference with business relations by redirecting guests and events from Shore Club to Delano, (iv) misuse of free and complimentary rooms at Shore Club, and (v) misappropriation of confidential business information. The allegations include that the Company took actions to benefit Delano at the expense of Shore Club, billed Shore Club for expenses that had already been billed by the Company as part of chain expenses, and misused barter agreements to obtain benefits for Company employees, and failed to collect certain rent and taxes from retail tenants. The lawsuit also asserts that the Company falsified or omitted information in monthly management reports related to the alleged actions. Messrs. Schrager, Scheetz and Hamamoto are also named as defendants in the lawsuit.

        The remedies sought by Phillips South Beach LLC include (a) termination of the management agreement without the payment of a termination fee to the Company, (b) recovery of all previously paid management fees, (c) a full accounting of all of the affairs of Shore Club from the inception of the management agreement, (d) at least $5.0 million in compensatory damages and (e) at least $10.0 million in punitive damages and attorneys fees.

        The Company believes that it has abided by the terms of the management agreement. The Company believes that Philips South Beach has filed the lawsuit as part of a strategy to pressure it to renegotiate its management agreement with Shore Club. We have retained outside counsel and intend to challenge the litigation vigorously. Although the Company cannot predict the outcome of this litigation, on the basis of current information, the Company does not expect that the outcome of this litigation will have a material adverse effect on the Company's financial condition, results of operations or liquidity. In addition, this litigation may harm the Company's reputation and defense of this litigation may divert management resources from the operations of the Company's business.

        The Predecessor is involved in various lawsuits and administrative actions in the normal course of business. In management's opinion, disposition of these lawsuits is not expected to have a material adverse effect on the Predecessor's combined financial position or combined results of operations.

  Environmental

        As a holder of real estate, the Predecessor is subject to various environmental laws of federal and local governments. Compliance by the Predecessor with existing laws has not had an adverse effect on the Predecessor and management does not believe that it will have a material adverse impact in the future. However, the Company cannot predict the impact of new or changed laws or regulations on its current investment or on investments that may be made in the future.

8.    Related Party Transactions

        The Predecessor earned management fees, chain services fees and fees for certain technical services and has receivables from hotels it owns through investments in unconsolidated joint ventures as well as hotels owned by the Former Parent. These fees totaled approximately $6.8 million during the nine months ended September 30, 2005, and $8.8 million, $6.5 million and $4.1 million during the years ended December 31, 2004, 2003 and 2002, respectively. The Predecessor also charges management, chain service and technical service fees to its wholly owned hotels. These intercompany fees are eliminated in this combined presentation.

        As of September 30, 2005 and December 31, 2004 and 2003, the Predecessor had receivables from these affiliates of approximately $3.9 million, $4.7 million and $11.8 million, respectively, which are included in receivables from related parties on the accompanying consolidated balance sheets.

9.    Other Non-Operating (Income) Expenses

        Other non-operating (income) expenses consist of the following (000's omitted):

	Nine months ended September 30, 2005	Nine months ended September 30, 2004	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
	(unaudited)	(unaudited)
Gain on extinguishment of debt (Note 6)	$—	$(4,000)	$(4,000)	$—	$—
Gain on legal settlement (Note 7)	—	—	(2,242)	—
Gain on tax credits (Note 5)	(1,298)	(1,298)	(1,731)	(1,731)	(1,731)
Payments due designer (Note 5)	—	—	—	2,550	—
Clift bankruptcy related expenses	—	813	1,050	593	—
Other	—	500	1,441	665	1,197

	$(1,298)	$(3,985)	$(5,482)	$2,077	$(534)

Report of Independent Registered Public Accounting Firm

The Stockholder
Morgans Hotel Group Co.:

        We have audited the accompanying balance sheet of Morgans Hotel Group Co. (the "Company") as of October 21, 2005. The balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the balance sheet based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor have we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

        In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Morgans Hotel Group Co. as of October 21, 2005 in conformity with accounting principles generally accepted in the United States.

/s/ BDO Seidman, LLP

New York, New York
October 21, 2005

Morgans Hotel Group Co.
Balance Sheet
October 21, 2005

ASSETS
Cash	$1

Total assets	$1

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities	$—
Stockholder's equity
Common stock, $0.01 par value, 1,000 shares authorized, 100 shares issued and outstanding	1
Retained earnings	—

Total stockholder's capital	1

Total liabilities and stockholder's capital	$1

See accompanying notes to financial statements

Note to Balance Sheet

October 21, 2005

Note 1.    Organization and Description of Business

        Morgans Hotel Group Co. (the "Company") was incorporated as a Delaware corporation on October 19, 2005. The Company anticipates filing a registration statement with the Securities and Exchange Commission with respect to a proposed initial public offering (the "Offering") of shares of its common stock. The Company was formed for the purpose of owning and operating interests in hotels to be contributed by Morgans Hotel Group LLC ("Morgans"). Operations are planned to commence upon completion of the Offering and contribution of the interests by Morgans.

        Concurrent with the Offering, Morgans will contribute to the Company's operating company its subsidiaries and ownership interests in nine operating hotels in the United States and the United Kingdom, and its hotel management business, in exchange for membership units in the operating company.

        The initial public offering price of the Company's common shares will be determined in consultation with the Offering's underwriters. Among the factors that will be considered are the accounting predecessor's record of operations, the Company's management, estimated net income, current market valuations of comparable companies financial performance and other factors. The initial public offering price does not necessarily bear any relationship to book value or the value of the assets.

MORGANS HOTEL GROUP

NEW YORK MIAMI LOS ANGELES SAN FRANCISCO LONDON

CLIFT
SAN FRANCISCO
MONDRIAN
LOS ANGELES
DELANO
MIAMI
THE SHORE CLUB
MIAMI
MORGANS
NEW YORK
ROYALTON
NEW YORK
HUDSON
NEW YORK
SANDERSON
LONDON
ST MARTINS LANE
LONDON

Note: Morgans Hotel Group operates The Shore Club under a management contract and owns a minority ownership interest of approximately 7%, operates Clift under a long-term lease, which is treated as a sale-leaseback financing, owns and operates St Martins Lane and Sanderson through Morgans Hotel Group Europe Limited, a 50/50 joint venture with Burford Hotels Limited.

 PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Amount to be paid
SEC Registration Fee	$49,723
NASD Filing Fee	$43,970
Nasdaq National Market Listing Fee	$125,000
Legal Fees and Expenses	$3,500,000
Accounting Fees and Expenses	$700,000
Printing and Engraving Expenses	$425,000
Transfer Agent and Registrar Fees	$20,000
Miscellaneous Expenses	$636,307

Total	$5,500,000

Item 14. Indemnification of Directors and Officers

        Section 145 of the General Corporation Law of the State of Delaware provides as follows:

        A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

        A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        As permitted by the Delaware General Corporation Law, the Registrant has included in its certificate of incorporation a provision to eliminate the personal liability of its directors for monetary damages for breach of their fiduciary duties as directors, subject to certain exceptions. In addition, the Registrant's certificate of incorporation and by-laws provide that the Registrant is required to indemnify its officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and the Registrant is required to advance expenses to its officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

        The underwriting agreement is expected to provide that the underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the Registrant against certain liabilities, including liabilities under the Securities Act of 1933. Reference is made to the form of underwriting agreement to be filed as Exhibit 1.1 hereto.

        The Registrant maintains directors and officers liability insurance for the benefit of its directors and officers.

Item 15. Recent Sales of Unregistered Securities

        Upon our formation, Morgans Hotel Group LLC was issued 100 shares of our common stock at a par value of $0.01 per share for a total consideration of $1 in cash in order to provide our initial capitalization. The issuance of such shares was effected in reliance upon an exemption from registration provided by Section 4(2) under the Securities Act. We will repurchase these shares at cost upon completion of this offering.

        In connection with the Formation and Structuring Transactions and pursuant to the terms of the Formation and Structuring Agreement filed as an exhibit herewith, Morgans Hotel Group LLC will contribute all of the membership interests it owns in certain entities to Morgans Group LLC and through amending its limited liability company agreement thereafter will own 18,500,000 membership units in Morgans Group LLC. The receipt of such membership units as a result of these transactions will be effected in reliance upon an exemption from registration provided by Section 4(2) under the Securities Act.

        In connection with the Formation and Structuring Transactions and pursuant to the terms of the Formation and Structuring Agreement filed as an exhibit herewith, Morgans Hotel Group LLC will distribute all of its membership interests in Morgans Group LLC to its members in accordance with their membership interests in Morgans Hotel Group LLC. The distributions of such membership interests will be effected in reliance upon an exemption from registration provided by Section 4(2) under the Securities Act.

        In connection with the Formation and Structuring Transactions and pursuant to the terms of the Formation and Structuring Agreement filed as an exhibit herewith, Morgans Hotel Group LLC will contribute all of the membership interests in MHG Management Company to Morgans Group LLC in return for membership units in Morgans Group LLC with a value based on the initial public offering price equal to $20.0 million. The issuance of such membership units will be effected in reliance upon an exemption from registration provided by Section 4(2) under the Securities Act.

        In connection with the Formation and Structuring Transactions and pursuant to the terms of the Formation and Structuring Agreement filed as an exhibit herewith, NorthStar Partnership, L.P. will transfer all of its membership units in Morgans Group LLC to Morgans Hotel Group Co. in exchange for an equal number of shares of common stock of Morgans Hotel Group Co. NorthStar Partnership, L.P. will distribute 13,693,108 of its shares of common stock in Morgans Hotel Group Co. and RSA Associates, L.P. will transfer all of its membership interest in Morgans Group LLC to Morgans Hotel Group Co. in exchange for an equal number of shares of common stock of Morgans Hotel Group Co. The issuance of shares of Morgans Hotel Group Co. will be effected in reliance upon an exemption from registration provided by Section 4(2) under the Securities Act.

        As described under "Risk Factors—An exemption from the registration requirements of the Securities Act may not be available in the Formation and Structuring Transactions, which may give rise to rights of rescission" in the prospectus, because the Formation and Structuring Agreement, filed as an exhibit herewith and executed prior to the initial filing of this registration statement, did not quantify the number of Morgans Group LLC membership units or shares of our common stock to be received by the parties to the Formation and Structuring Agreement, a question may arise under federal securities laws as to whether a private placement exemption would be unavailable for the private placement made as part of the Formation and Structuring Transactions.

Item 16. Exhibits and Financial Statement Schedules

Exhibit Number	Description
1.1**	Form of Underwriting Agreement.
1.2**	Form of Letter Agreement regarding Directed Share Program between Morgans Hotel Group Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.
3.1	Amended and Restated Certificate of Incorporation of Morgans Hotel Group Co.
3.2	By-laws of Morgans Hotel Group Co.
4.1**	Specimen Certificate of Common Stock of Morgans Hotel Group Co.
5.1**	Opinion of Sullivan & Cromwell LLP.
10.1	Form of Amended and Restated Limited Liability Company Agreement of Morgans Group LLC.
10.2**	Form of Registration Rights Agreement by and between Morgans Hotel Group Co. and NorthStar Partnership, L.P.
10.3**	Form of Registration Rights Agreement by and between Morgans Hotel Group Co. and RSA Associates, L.P.
10.4**	Formation and Structuring Agreement, dated as of October 25, 2005, by and among Morgans Group LLC, Morgans Hotel Group LLC, NorthStar Hospitality LLC, NorthStar Partnership, L.P. and RSA Associates, L.P.
10.5**	Consulting Agreement, dated as of June 24, 2005, by and between Morgans Hotel Group LLC and Ian Schrager.
10.6**	Services Agreement, dated as of June 24, 2005, by and between Morgans Hotel Group LLC and Ian Schrager.
10.7**	Joint Venture Agreement, dated as of September 7, 1999, by and between Ian Schrager Hotels LLC and Chodorow Ventures LLC.
10.8**	Restated Joint Venture Agreement, dated as of June 18, 1998, by and between Ian Schrager Hotels LLC and Burford Hotels Limited.
10.9**	Operating Agreement of Hudson Leaseco LLC, dated as of August 28, 2000, by and between Hudson Managing Member LLC and Chevron TCI, Inc.
10.10**	Lease, dated as of August 28, 2000, by and between Henry Hudson Holdings LLC and Hudson Leaseco LLC.
10.11**	Ground Lease, dated October 14, 2004, by and between Geary Hotel Holdings, LLC and Clift Holdings, LLC.

10.12**	Lease, dated January 3, 1997, by and among Mrs. P. A. Allsopp, Messrs. M. E. R. Allsopp, W. P. Harriman and A. W. K. Merriam, and Burford (Covent Garden) Limited.
10.13**	Agreement of Consolidation and Modification of Mortgage, Security Agreement, Assignment of Rents and Fixture Filing, dated as of June 29, 2005, by and among Wachovia Bank, National Association and Morgans Holdings LLC, Royalton, LLC and Henry Hudson Holdings LLC.
10.14**	Third Amended and Restated Mortgage, Security Agreement, Assignment of Rents and Fixture Filing, dated as of June 29, 2005, by and between Wachovia Bank, National Association and Beach Hotel Associates LLC.
10.15**	Deed of Trust, Security Agreement, Assignment of Rents and Fixture Filings, dated as of June 29, 2005, by and between Wachovia Bank, National Association and Mondrian Holdings LLC.
10.16**	Senior Mezzanine Loan and Security Agreement, dated as of June 29, 2005, by and between Wachovia Bank, National Association and MMRDH Senior Mezz Holdings Company LLC.
10.17**	Intermediate Mezzanine Loan and Security Agreement, dated as of June 29, 2005, by and between Wachovia Bank, National Association and MMRDH Intermediate Mezz Holdings Company LLC.
10.18**	Junior Mezzanine Loan and Security Agreement, dated as of June 29, 2005, by and between Wachovia Bank, National Association and MMRDH Junior Mezz Holdings Company LLC.
10.19**	Facility Agreement, dated as of November 24, 2005, by and among Ian Schrager London Limited (to be renamed Morgans Hotel Group London Limited), Citigroup Global Markets Limited, The Financial Institutions Listed in Schedule I thereto and Citibank International plc.
10.20**	Form of Indemnification Agreement by and among Morgans Hotel Group Co., Morgans Hotel Group LLC, NorthStar Partnership, L.P. and RSA Associates, L.P.
10.21**	Agreement of Purchase and Sale, dated as of December 22, 2005, by and between James Hotel Scottsdale, LLC and Morgans Hotel Group LLC.
10.22**	Form of Morgans Hotel Group Co. 2006 Omnibus Stock Incentive Plan.
10.23**	Limited Liability Company Agreement, dated as of January 3, 2006, between Morgans/LV Investment LLC and Echelon Resorts Corporation.
10.24**	Form of Employment Agreement between W. Edward Scheetz and Morgans Hotel Group Co.
10.25**	Form of Employment Agreement between Marc Gordon and Morgans Hotel Group Co.
10.26**	Accepted Offer Letter, dated July 25, 2005, of Richard Szymanski.
10.27**	Amendment No. 1 to the Formation and Structuring Agreement, dated as of January 26, 2006, by and among Morgans Group LLC, Morgans Hotel Group LLC, NorthStar Hospitality LLC, NorthStar Partnership, L.P. and RSA Associates, L.P.
10.28**	Form of Morgans Hotel Group Co. Annual Bonus Plan.
10.29	Form of Morgans Hotel Group Co. Director RSU Award Agreement.
10.30	Form of Morgans Hotel Group Co. Stock Option Award Agreement.
10.31	Form of Morgans Hotel Group Co. LTIP Unit Vesting Agreement.
23.1	Consent of BDO Seidman, LLP.
23.2**	Consent of Sullivan & Cromwell LLP (included as part of Exhibit 5).
24.1†	Power of Attorney of Messrs. Hamamoto, Scheetz, Szymanski and Knetzger.

24.2**	Power of Attorney of Fred J. Kleisner.
24.3**	Power of Attorney of Thomas L. Harrison.
24.4**	Power of Attorney of Robert Friedman.
24.5**	Power of Attorney of Lance Armstrong.

**
Previously filed.

†
Included on the signature page of the initial filing of this registration statement.

Item 17. Undertakings

        The undersigned Registrant hereby undertakes:

          (1)   That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2)   That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          (4)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURE

        Pursuant to the requirements of the Securities Act of 1933, as amended, Morgans Hotel Group Co. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on February 9, 2006.

MORGANS HOTEL GROUP CO.
By:	/s/ MARC GORDON
	Name:	Marc Gordon
	Title:	Chief Investment Officer and Executive Vice President of Capital Markets

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* David T. Hamamoto	Chairman	February 9, 2006
* W. Edward Scheetz	President and Chief Executive Officer (Principal Executive Officer)	February 9, 2006
/s/ MARC GORDON Marc Gordon	Chief Investment Officer and Executive Vice President of Capital Markets	February 9, 2006
* Richard Szymanski	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 9, 2006
* Edwin L. Knetzger, III	Director	February 9, 2006
* Lance Armstrong	Director	February 9, 2006
* Fred J. Kleisner	Director	February 9, 2006

* Thomas L. Harrison	Director	February 9, 2006
* Robert Friedman	Director	February 9, 2006
*By:	/s/ MARC GORDON Marc Gordon Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
1.1**	Form of Underwriting Agreement.
1.2**	Form of Letter Agreement regarding Directed Share Program between Morgans Hotel Group Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.
3.1	Amended and Restated Certificate of Incorporation of Morgans Hotel Group Co.
3.2	By-laws of Morgans Hotel Group Co.
4.1**	Specimen Certificate of Common Stock of Morgans Hotel Group Co.
5.1**	Opinion of Sullivan & Cromwell LLP.
10.1	Form of Amended and Restated Limited Liability Company Agreement of Morgans Group LLC.
10.2**	Form of Registration Rights Agreement by and between Morgans Hotel Group Co. and NorthStar Partnership, L.P.
10.3**	Form of Registration Rights Agreement by and between Morgans Hotel Group Co. and RSA Associates, L.P.
10.4**
Formation and Structuring Agreement, dated as of October 25, 2005, by and among Morgans Group LLC, Morgans Hotel Group LLC, NorthStar Hospitality LLC, NorthStar Partnership, L.P. and RSA Associates, L.P.
10.5**	Consulting Agreement, dated as of June 24, 2005, by and between Morgans Hotel Group LLC and Ian Schrager.
10.6**	Services Agreement, dated as of June 24, 2005, by and between Morgans Hotel Group LLC and Ian Schrager.
10.7**	Joint Venture Agreement, dated as of September 7, 1999, by and between Ian Schrager Hotels LLC and Chodorow Ventures LLC.
10.8**	Restated Joint Venture Agreement, dated as of June 18, 1998, by and between Ian Schrager Hotels LLC and Burford Hotels Limited.
10.9**	Operating Agreement of Hudson Leaseco LLC, dated as of August 28, 2000, by and between Hudson Managing Member LLC and Chevron TCI, Inc.
10.10**	Lease, dated as of August 28, 2000, by and between Henry Hudson Holdings LLC and Hudson Leaseco LLC.
10.11**	Ground Lease, dated October 14, 2004, by and between Geary Hotel Holdings, LLC and Clift Holdings, LLC.
10.12**	Lease, dated January 3, 1997, by and among Mrs. P. A. Allsopp, Messrs. M. E. R. Allsopp, W. P. Harriman and A. W. K. Merriam, and Burford (Covent Garden) Limited.
10.13**
Agreement of Consolidation and Modification of Mortgage, Security Agreement, Assignment of Rents and Fixture Filing, dated as of June 29, 2005, by and among Wachovia Bank, National Association and Morgans Holdings LLC, Royalton, LLC and Henry Hudson Holdings LLC.
10.14**
Third Amended and Restated Mortgage, Security Agreement, Assignment of Rents and Fixture Filing, dated as of June 29, 2005, by and between Wachovia Bank, National Association and Beach Hotel Associates LLC.

10.15**	Deed of Trust, Security Agreement, Assignment of Rents and Fixture Filings, dated as of June 29, 2005, by and between Wachovia Bank, National Association and Mondrian Holdings LLC.
10.16**	Senior Mezzanine Loan and Security Agreement, dated as of June 29, 2005, by and between Wachovia Bank, National Association and MMRDH Senior Mezz Holdings Company LLC.
10.17**	Intermediate Mezzanine Loan and Security Agreement, dated as of June 29, 2005, by and between Wachovia Bank, National Association and MMRDH Intermediate Mezz Holdings Company LLC.
10.18**	Junior Mezzanine Loan and Security Agreement, dated as of June 29, 2005, by and between Wachovia Bank, National Association and MMRDH Junior Mezz Holdings Company LLC.
10.19**	Facility Agreement, dated as of November 24, 2005, by and among Ian Schrager London Limited (to be renamed Morgans Hotel Group London Limited), Citigroup Global Markets Limited, the Financial Institutions Listed in Schedule 1 thereto and Citibank International plc.
10.20**	Form of Indemnification Agreement by and among Morgans Hotel Group Co., Morgans Hotel Group LLC, NorthStar Partnership, L.P. and RSA Associates, L.P.
10.21**	Agreement of Purchase and Sale, dated as of December 22, 2005, by and between James Hotel Scottsdale, LLC and Morgans Hotel Group LLC.
10.22**	Form of Morgans Hotel Group Co. 2006 Omnibus Stock Incentive Plan.
10.23**	Joint Venture Agreement, dated as of January 3, 2006, between Morgans/LV Investment LLC and Echelon Resorts Corporation.
10.24**	Form of Employment Agreement between W. Edward Scheetz and Morgans Hotel Group Co.
10.25**	Form of Employment Agreement between Marc Gordon and Morgans Hotel Group Co.
10.26**	Accepted Offer Letter, dated July 25, 2005, of Richard Szymanski.
10.27**	Amendment No. 1 to the Formation and Structuring Agreement, dated as of January 26, 2005, by and among Morgans Group LLC, Morgans Hotel Group LLC, NorthStar Hospitality LLC, NorthStar Partnership, L.P. and RSA Associates, L.P.
10.28**	Form of Morgans Hotel Group Co. Annual Bonus Plan.
10.29	Form of Morgans Hotel Group Co. Director RSU Award Agreement.
10.30	Form of Morgans Hotel Group Co. Stock Option Award Agreement.
10.31	Form of Morgans Hotel Group Co. LTIP Unit Vesting Agreement.
23.1	Consent of BDO Seidman, LLP.
23.2**	Consent of Sullivan & Cromwell LLP (included as part of Exhibit 5).
24.1†	Power of Attorney of Messrs. Hamamoto, Scheetz, Szymanski and Knetzger.
24.2**	Power of Attorney of Fred J. Kleisner.
24.3**	Power of Attorney of Thomas L. Harrison.
24.4**	Power of Attorney of Robert Friedman.
24.5**	Power of Attorney of Lance Armstrong.

**
Previously filed.

†
Included on the signature page of the initial filing of this registration statement.